Form 20-F
period 2024-12-31
LZ Technology Holdings Ltd
filed 2025-06-17
CIK 1967397

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to _________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________

Commission file number 001-42528

LZ Technology Holdings Limited

(Exact name of the Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Unit 311, Floor 3, No. 5999 Wuxing Avenue Zhili Town, Wuxing District Huzhou City, Zhejiang province People’s Republic of China 313000

(Address of principal executive offices)

Runzhe Zhang, Chief Executive Officer

Tel: +86 18605929066

Email: sandu@lzmh.co

Unit 311, Floor 3, No. 5999 Wuxing Avenue Zhili Town, Wuxing District Huzhou City, Zhejiang province People’s Republic of China 313000

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class B Ordinary Shares, par value $0.000025 per share	LZMH	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2024, 127,500,000 Class B Ordinary Shares, par value $0.000025 per share, and 22,500,000 Class A Ordinary Shares, par value $0.000025 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes	☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes	☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes	☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes	☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes	☐ No

Annual Report on Form 20-F

Year Ended December 31, 2024

i

CERTAIN INFORMATION

As used in this Annual Report on Form 20-F (the “Annual Report”), unless otherwise indicated or the context otherwise requires, references to:

●	“BVI” are to British Virgin Islands.

●	“CAC” are to the Cyberspace Administration of China;

●	“Class A Ordinary Shares” are to Class A ordinary shares, par value $0.000025 per share, of LZ Technology. Class A Ordinary Shares are entitled to ten (10) votes per share. Class A Ordinary Shares are convertible into Class B Ordinary Shares on a 1:1 basis under the following circumstances: (i) at the option of the holder of Class A Ordinary Shares without the payment of additional consideration at any time, or (ii) automatically upon the transfer of Class A Ordinary Shares, except for transfers of Class A Ordinary Shares to an affiliate of the holder or to another holder of Class A Ordinary Shares;

●	“Class B Ordinary Shares” are to Class B ordinary shares, par value $0.000025 per share, of LZ Technology. Class B Ordinary Shares are entitled to one (1) vote per share. Class B Ordinary Shares are not convertible into Class A Ordinary Shares under any circumstances. Class B Ordinary Shares began trading on the Nasdaq Stock Market on February 27, 2025 under the symbol “LZMH”;

●	“CSRC” are to the China Securities Regulatory Commission;

●	“Henduoka” are to Fujian Henduoka Network Technology Co., Ltd., a related party and the provider of the SaaS software for the Company’s intelligent access control and safety management system. Henduoka is a former subsidiary of the Company that was disposed of in November 2022;

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“IoT” are to Internet of Things which means a network of interconnected physical devices, vehicles, appliances and other items embedded with sensors, software, and connectivity. Through IoT, various devices can be automated and controlled remotely, enhancing efficiency and offering economic benefits;

●	“IPO Form F-1” are to the registration statement on Form F-1 (File No. 333-276234), initially filed by the Company on December 22, 2023 and declared effective by the SEC on February 26, 2025;

●	“Lianzhang Portal” are to LZ Menhu’s 96.85% owned subsidiary, Lianzhang Portal Network Technology Co., Ltd., a PRC company;

●	“LZ Menhu” or “WFOE” are to Lianzhang Menhu (Zhejiang) Holding Co., Ltd., a PRC company;

●	“LZ Technology” are to LZ Technology Holdings Limited, a holding company incorporated in the Cayman Islands as an exempted company;

●	“monitors” and “screens,” used interchangeably, are to the Company’s display device utilized in its access control system;

●	“Nasdaq” are to The Nasdaq Stock Market LLC.

●	“Ordinary Shares” are to Class A Ordinary Shares and Class B Ordinary Shares.

●	“PRC” and “China” are to the People’s Republic of China, and the term “Chinese” has a correlative meaning;

●	“RMB” or “Renminbi” are to the legal currency of China;

●	“SaaS” are to software as a service which means a way of delivering applications remotely over the Internet;

●	“U.S. dollars,” “dollars,” “USD” or “$” are to the legal currency of the United States;

●	“we,” “us,” “the Company,” “our” or “our company” are to LZ Technology and its consolidated subsidiaries; and

●	“Xiamen Infinity” are to Lianzhang Portal’s 100% owned subsidiary, Xiamen Infinity Network Technology Co., Ltd., a PRC company.

This Annual Report contains translations of certain RMB amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader. Translations of amounts from RMB into U.S. dollars were calculated at the rate of $1.00=RMB7.2993 representing the middle rate as set forth in the statistical release of the Federal Reserve as of December 31, 2024.

Numerical figures included in this Annual Report have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

Our fiscal year end is December 31. References to a particular “fiscal year” are to our fiscal year ended December 31 of that calendar year. Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

FORWARD-LOOKING STATEMENTS

This Annual Report contains many statements that are “forward-looking” and uses forward-looking terminology such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “future,” “intend,” “may,” “ought to,” “plan,” “possible,” “potentially,” “predicts,” “project,” “should,” “will,” “would,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date of this Annual Report, any or all of those assumptions could prove to be inaccurate. As a result, the forward-looking statements based on those assumptions could also be incorrect. The forward-looking statements in this Annual Report include, without limitation, statements relating to:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	expected changes in our revenue, costs or expenditure;

●	our expectations regarding demand for and market acceptance of our products and services;

●	competition in our industry; and

●	government policies and regulations relating to our industry.

The forward-looking statements included in this Annual Report are subject to known and unknown risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors, some of which are described under the headings “Item 3.D. Risk Factors,” “Item 5. Operating and Financial Review and Prospects,” “Item 4. Information on the Company” and elsewhere in this Annual Report. Such risks and uncertainties are not exhaustive. Other sections of this Annual Report include additional factors which could adversely impact our business and financial performance. The forward-looking statements contained in this Annual Report speak only as of the date of this Annual Report or, if obtained from third-party studies or reports, the date of the corresponding study or report, and are expressly qualified in their entirety by the cautionary statements in this Annual Report. Since we operate in an emerging and evolving environment and new risk factors and uncertainties emerge from time to time, you should not rely upon forward-looking statements as predictions of future events. Except as otherwise required by the securities laws of the United States, we undertake no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of unanticipated events.

PART I

LZ Technology is not an operating company but rather a holding company incorporated in the Cayman Islands. LZ Technology conducts its business through its operating subsidiaries in China. This structure involves unique risks to investors, and you may never directly hold equity interests in LZ Technology’s operating entities. Additionally, investors are specifically cautioned that significant legal and operational risks are associated with being based in, or having the majority of operations in, China. These risks include potential changes in the legal, political and economic policies of the Chinese government; evolving relations between China and the United States; and shifts in Chinese or United States regulations, all of which could materially and adversely affect our business, financial condition, results of operations and the market price of LZ Technology’s securities. If the regulatory environment affecting our PRC subsidiaries changes substantially and they are unable to maintain compliance, their business operations could be materially and adversely impacted, and the value of our Class B Ordinary Shares may significantly decline. For more information, see “Item 3.D. Risk Factors—Risks Related to Doing Business in China.”

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Disclosures Related to Our China-Based Operations

LZ technology is a Cayman Islands holding company that conducts business operations in China. This structure involves unique risks to investors and investors may never hold equity interests in LZ Technology’s Chinese operating companies. Chinese regulatory authorities could disallow this structure, which would likely result in a material change in its operations and/or a material decline in the value of LZ Technology’s securities. LZ Technology has no material operations of its own, and conducts all of its operations through the operating entities established in China, primarily Lianzhang Portal Network Technology Co., Ltd., or Lianzhang Portal, LZ Technology’s 96.85% owned indirect subsidiary as well as Lianzhang Portal’s subsidiaries. LZ Technology controls all of its subsidiaries through direct or indirect equity ownership, and does not have a variable interest entities (“VIE”) structure. For a description of our corporate structure, see “Item 4.A. History and Development of the Company.”

Investors are specifically cautioned that there are significant legal and operational risks associated with having substantially all of our operations in China, including risks related to the legal, political and economic policies of the Chinese government, the relations between China and the United States, and applicable PRC and United States regulations, which risks could result in a material change in our operations and/or cause the value of the Class B Ordinary Shares to significantly decline or become worthless and affect LZ Technology’s ability to offer or continue to offer its securities to investors. Moreover, the Chinese regulatory authorities may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our PRC subsidiaries’ operations at any time. Recent statements by the Chinese regulatory authorities indicate an intent to strengthen oversight and control over offerings conducted overseas and/or foreign investment in China-based issuers, including without limitation, the cybersecurity review and regulatory review requirements for overseas listing by Chinese companies, whether or not through an offshore holding company. The PRC regulatory authorities also initiated a series of actions and statements to regulate business operations in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement.

On February 17, 2023, the China Securities Regulatory Commission, or CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines (collectively, the “Overseas Listing Rules”), which came into effect on March 31, 2023. Notwithstanding the foregoing, as of the date of this Annual Report, we are not aware of any PRC laws or regulations in effect requiring that we obtain permission from any PRC authorities to issue securities to foreign investors, other than the filing requirements under the Trial Measures, and we have not received any inquiry, notice, warning or sanction from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations.

Implications of the Holding Foreign Companies Accountable Act

In December 2021, the SEC adopted rules (the “Final Rules”) to implement the Holding Foreign Companies Accountable Act (the “HFCAA”). The HFCAA includes requirements for the SEC to identify issuers (the “Commission-Identified Issuers”) who file annual reports with audit reports issued by independent registered public accounting firms located in foreign jurisdictions that the Public Company Accounting Oversight Board (“PCAOB”) is unable to inspect or investigate completely because of a position taken by a non-U.S. authority in the accounting firm’s jurisdiction. The HFCAA also requires that, to the extent that the PCAOB has been unable to inspect an issuer’s independent registered public accounting firm for three consecutive years since 2021, the SEC shall prohibit the issuer’s securities registered in the United States from being traded on any national securities exchange or over-the-counter markets in the United States. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

Our former auditor, Marcum Asia CPAs LLP, an independent registered public accounting firm, has been registered with the PCAOB and subject to PCAOB’s regular inspections. On April 30, 2025, we engaged our current auditor, GGF CPA LTD, an independent registered public accounting firm headquartered in China. GGF CPA LTD is currently registered with the PCAOB and subject to its regular inspections.

On December 16, 2021, the PCAOB issued a report notifying the SEC of its determination that it was unable to completely inspect or investigate registered public accounting firms headquartered in mainland China and Hong Kong. The report included appendices listing such accounting firms. Our current auditor, GGF CPA LTD, formerly known as Guangzhou Good Faith CPA LTD, was listed in the PCAOB report, as it is headquartered in China. On December 15, 2022, the PCAOB issued a report vacating its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA, as amended.

For additional information, see “Item 3.D. Risk Factor—Risks Related to Doing Business in China—Our Class B Ordinary Shares may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of our Class B Ordinary Shares, or the threat of delisting, may materially and adversely affect the value of your investment.”

Permissions Required from the PRC Authorities for Our Business Operations and Securities Offering

We are not operating in an industry that prohibits or limits foreign investment in China. As a result, other than those requisite for a domestic company in China engaged in the same business, as of the date of this Annual Report, we are not required to obtain any additional permission to conduct our business operations in China. However, if we do not receive or maintain our existing licenses, or we inadvertently conclude that governmental approvals are not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future and we fail to obtain such approval on a timely basis, we may be subject to governmental investigations, fines, penalties, orders to suspend operations and rectify any non-compliance, or prohibitions from conducting certain business or any financing, which could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause our securities to significantly decline in value or become worthless.

As of the date of this Annual Report, our PRC subsidiaries have received from PRC authorities all requisite licenses, permissions or approvals needed to engage in the businesses currently conducted by them in China in all material aspects, and no permission or approval has been denied. The following table summarizes the licenses and permissions currently held by our PRC subsidiaries.

Company	License/Permit	Issuing Authority	Latest Issuance Date	Term
Lianzhang Menhu (Zhejiang) Holding Co., Ltd. 联掌门户（浙江）控股有限公司	Business License	Huzhou City Wuxing District Market Supervision Administration 湖州市吴兴区市场监督管理局	May 10, 2023	No fixed term.
Lianzhang Portal Network Technology Co., Ltd 联掌门户网络科技有限公司	Business License	Huzhou City Wuxing District Market Supervision Administration 湖州市吴兴区市场监督管理局	September 10, 2014	No fixed term.
LianZhang Media Co., Ltd. 联掌传媒有限责任公司	Business License	Wuxi National Technological Innovation District (Wuxi Xinwu District) Administrative Approval Bureau 无锡国家高新技术产业开发区（无锡市新吴区）行政审批局	January 16, 2018	No fixed term.
Xiamen LianZhang Culture Media Co., Ltd. 厦门联掌文化传媒有限责任公司	Business License	Xiamen Market Supervision Administration 厦门市市场监督管理局	October 15, 2014	2064-10-14
LianZhang New Community Construction Development (Jiangsu) Co., Ltd. 联掌新型社区建设发展（江苏）有限责任公司	Business License	Wuxi National Technological Innovation District (Wuxi Xinwu District) Administrative Approval Bureau 无锡国家高新技术产业开发区（无锡市新吴区）行政审批局	June 21, 2018	No fixed term.
Xiamen Lianzhanghui Intelligent Technology Co., Ltd. 厦门联掌慧智能技术有限责任公司	Business License	Xiamen Siming District Market Supervision Administration 厦门市思明区市场监督管理局	October 31, 2014	2064-10-30
Xiamen Infinity Network Technology Co., Ltd. 厦门无限主义网络科技有限公司	Business License	Xiamen Market Supervision Administration 厦门市市场监督管理局	January 4, 2022	No fixed term.
Xiamen Limited E-commerce Co., Ltd. 厦门有限主义电子商务有限公司	Business License	Xiamen Market Supervision Administration 厦门市市场监督管理局	April 7, 2022	No fixed term.
Lianzhang Life Services Co., Ltd.联掌生活服务有限责任公司	Business License	Huzhou City Wuxing District Market Supervision Administration 湖州市吴兴区市场监督管理局	September 14, 2023	No fixed term.
Lianzhang Digital Technology (Xiamen) Co., Ltd. 联掌数字科技（厦门）有限公司	Business License	Xiamen Market Supervision Administration 厦门市市场监督管理局	May 6, 2023	No fixed term.
Lianzhang Life Services (Xiamen) Co., Ltd. 联掌生活服务（厦门）有限公司	Business License	Xiamen Market Supervision Administration 厦门市市场监督管理局	May 10, 2023	2073-05-09
Lianzhang Digital Marketing Planning (Xiamen) Co., Ltd. 联掌数字营销策划（厦门）有限公司	Business License	Xiamen Market Supervision Administration 厦门市市场监督管理局	May 10, 2023	2073-05-09
Lianzhang (Xiamen) Audiovisual Technology Co., Ltd. 联掌（厦门）视听技术有限责任公司	Business License	Xiamen Haicang District Market Supervision Administration 厦门市思明区市场监督管理局	May 23, 2024	No fixed term.
Live Well (Xiamen) Network Technology Co., Ltd. 住得好（厦门）网络科技有限公司	Business License	Xiamen Market Supervision Administration 厦门市市场监督管理局	May 12, 2023	2073-05-11
Taizhou Quanxiang Network Technology Co., Ltd. 台州圈享网络科技有限公司	Business License	Taizhou Market Supervision Administration Taizhouwan New District Branch 台州市市场监督管理局台州湾新区分局	February 23, 2023	No fixed term.
Shanghai Lianxian Digital Technology Co., Ltd. 上海联限数字科技有限公司	Business License	Jiading District Market Supervision Administration 嘉定区市场监督管理局	April 11, 2023	No fixed term.
Guangzhou Lianzhang Xijiuli Cultural Media Co., Ltd. 广州联掌西久里文化传媒有限公司	Business License	Guangzhou Haizhu District Market Supervision Administration 广州市海珠区市场监督管理局	August 16, 2024	No fixed term

For additional information, see “Item 3.D. Risk Factors—Risks Related to Doing Business in China—The CSRC has released rules for China-based companies seeking to conduct public offerings in foreign markets with respect to filing procedures to be completed with the CSRC. According to these rules, we expect to perform necessary recordation filings with the CSRC for future securities offerings outside of China, which will subject us to additional compliance requirements,” and “Item 3.D. Risk Factors—Risks Related to Doing Business in China—The economic, political and social conditions in China could affect our business, results of operations, financial conditions and prospects which could result in a material change in the Company’s operations and/or the value of the Class B Ordinary Shares.”

Transfer of Funds Through Our Organization

Funds may be transferred among LZ Technology and its subsidiaries in the following manners: (1) funds may be transferred to LZ Menhu, or the WFOE, from LZ Technology as needed through our subsidiaries in the BVI and/or Hong Kong in the form of capital contribution or shareholder loan, as the case may be; (2) dividends or other distributions may be paid by the WFOE to LZ Technology through our subsidiaries in Hong Kong and the BVI; and (3) our PRC subsidiaries may lend to and borrow from each other from time to time for business operation purposes. LZ Technology, as a holding company with no material operations of its own, its ability to pay dividends and to service any debt it may incur overseas largely depends upon dividends paid by our PRC subsidiaries. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to LZ Technology. As of the date of this Annual Report, no cash flows or transfers of other assets have occurred between LZ Technology, our Cayman Islands holding company, and any of its subsidiaries.

Funds from LZ Technology to Subsidiaries. LZ Technology is not prohibited under the laws of the Cayman Islands and its memorandum and articles of association to provide funding to its subsidiaries incorporated in the BVI and Hong Kong in the form of loans or capital contributions without restrictions on the amount of the funds provided that LZ Technology remains solvent after the provision of such loans or capital contributions. LZ Technology’s subsidiary, Dongrun Technology Holdings Limited, formed under the laws of the BVI (the “BVI Subsidiary”) is not prohibited under the laws of the BVI to provide funding to its subsidiary, LZ Digital Technology Group Limited, formed in Hong Kong (the “HK Subsidiary”) in the form of loans or capital contributions, without restrictions on the amount of the funds provided that such subsidiary remains solvent after such loans or capital contributions. LZ Technology, the BVI Subsidiary and the HK Subsidiary are permitted under PRC laws and regulations to provide funding to the PRC subsidiaries in the form of loans or capital contributions, provided that the applicable governmental registration and approval requirements are satisfied.  According to the PRC regulations related to foreign investment and foreign currency, any funds that LZ Technology, the BVI Subsidiary or the HK Subsidiary transfers to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the PRC regulations on foreign-invested enterprises in China, there are no quantity limits on the ability of LZ Technology, the BVI Subsidiary or the HK Subsidiary to make capital contributions to the WFOE in the form of an increase in registered capital or additional paid-in capital. However, any of our PRC subsidiaries may not procure loans which exceed the difference between its registered capital and its total investment amount as recorded in the Foreign Investment Comprehensive Management Information System from parent companies outside of mainland China. See “Item 3.D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and currency conversion policies may delay us from using the proceeds from overseas offerings to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect the Company’s liquidity and the Company’s ability to fund and expand its business.”

Funds from Subsidiaries to LZ Technology.  As a holding company, LZ Technology may rely on dividends and other distributions on equity paid by its subsidiaries for its cash and financing requirements. According to the BVI Business Companies Act 2004 (as amended), the BVI Subsidiary may make dividends distribution to the extent that immediately after the distribution, such company’s assets exceed its liabilities and that such company is able to pay its debts as they fall due. According to the Companies Ordinance of Hong Kong, the HK Subsidiary may only make a distribution out of profits available for distribution. Current PRC regulations permit our PRC subsidiaries to distribute dividends only out of their accumulated profits, and additionally, our PRC subsidiaries are required to set aside at least 10% of their after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of the company’s registered capital. Funds under such a reserve are not distributable as cash dividends except in the event of a solvent liquidation of the companies. The articles of association of each of our PRC subsidiaries contain provisions that incorporate the foregoing legal restrictions on distribution of dividends under PRC regulations. In addition, if any of our subsidiaries incurs debt on their own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends.

Under our current corporate structure, LZ Technology may rely on dividend payments from our PRC operating subsidiaries to fund cash and financing requirements it may have, including the funds necessary to pay dividends and other cash distributions to LZ Technology’s shareholders or to service any debt it may incur. Our subsidiaries in the PRC have generated and retained all the cash generated from operating activities and re-invested in our business.

From time to time, funds were transferred among our PRC subsidiaries for working capital purposes. In China, the transfer of funds among PRC companies are subject to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases (the second revision in 2020, the “Provisions on Private Lending Cases”), which was implemented on August 20, 2020 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases set forth that private lending contracts will be upheld as invalid under the circumstance that (i) the lender swindles loans from financial institutions for relending; (ii) the lender relends the funds obtained by means of a loan from another profit-making legal person, raising funds from its employees, illegally taking deposits from the public; (iii) the lender who has not obtained the lending qualification according to the law lends money to any unspecified object of the society for the purpose of making profits; (iv) the lender knows or should have known in advance that the borrower’s loan is to be used for criminal activities but still provides the loan to the borrower; (v) the lending is in violation of the mandatory provisions of laws or administrative regulations; or (vi) the lending is against the public order and good morals. However, the Provisions on Private Lending Cases do not prohibit using cash generated from one PRC subsidiary to fund another PRC subsidiary’s operations through the way of current lending. We have not been aware of any other restriction which could limit our PRC subsidiaries’ ability to transfer cash among the PRC subsidiaries. Other than complying with the applicable PRC laws and regulations, we currently do not have our own cash management policy and procedures that dictate how funds are transferred.

As of the date of this Annual Report, none of our subsidiaries have ever declared any dividends or made other distributions to LZ Technology or their respective shareholders, nor have LZ Technology or any of our subsidiaries ever paid dividends or made other distributions to U.S. investors. We intend to retain all of our available funds and any future earnings and cash proceeds from financing activities, to fund the development and growth of our business. As a result, we do not expect to pay cash dividends in the foreseeable future.

In addition, the PRC regulatory authorities impose control on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. If the foreign exchange control system in China prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to transfer cash out of China, and pay dividends in foreign currencies to our shareholders. In addition, while there are currently no such restrictions on foreign exchange and our ability to transfer cash or assets among LZ Technology, the BVI Subsidiary and the HK Subsidiary, if relevant PRC regulations change, such funds or assets may not be available due to interventions in or the imposition of restrictions by the PRC government on the ability of our PRC subsidiaries to transfer funds or assets to LZ Technology, directly or through HK Subsidiary and/or BVI Subsidiary, which may adversely affect our business, financial condition and results of operations. See “Item 3.D. Risk Factors—Risks Related to Doing Business in China—Currency conversion policies may limit the Company’s ability to utilize the Company’s revenues effectively and affect the value of your investment.”

Enforceability of Civil Liabilities

Cayman Islands

LZ Technology is incorporated under the laws of the Cayman Islands as an exempted company with limited liability. It is incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

LZ Technology’s constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between LZ Technology, its officers, directors and shareholders, be subject to arbitration.

Substantially all of our assets are located outside the United States. In addition, most of the directors and executive officers of LZ Technology are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

There is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against LZ Technology or its directors or officers that are predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against LZ Technology or its directors or officers that are predicated upon the securities laws of the United States or any state in the United States.

Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States, the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts of the United States against LZ Technology under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

People’s Republic of China

Most of our directors and officers are nationals or residents of PRC or Hong Kong and all or a substantial portion of their assets are located outside the U.S. As a result, it may be difficult for investors to effect service of process within the U.S. upon us or these persons, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws or securities laws of any U.S. state.

The recognition and enforcement of foreign judgments in China are provided for under the PRC Civil Procedure Law. PRC courts shall recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on international treaties concluded or participated by the People’s Republic of China or on principles of reciprocity between jurisdictions, where the PRC courts find that the basic principle of the laws of the People’s Republic of China or the sovereignty, security or public interest of the State is not violated. As a result, judgments rendered by United States courts shall be enforced if such judgements meet the aforesaid standard.

Summary of Risk Factors

Investing in our securities involves a high degree of risk. The following is a summary of significant risk factors and uncertainties that may affect our business, which are discussed in more detail below under “Item 3.D. Risk Factors” included in this Annual Report:

Risks Related to Our Business and Industry

●	The Company has engaged in transactions with related parties, and terms obtained or consideration that it paid in connection with these transactions may not be comparable to terms available or the amounts that would be paid in arm’s length transactions.

●	The Company has incurred indebtedness and may incur other debt in the future, which may adversely affect its financial condition and future financial results.

●	The growth of our business may be adversely affected if we do not implement our growth strategies and initiatives successfully or if we are unable to manage our growth or operations effectively.

●	We may fail to make necessary or desirable strategic alliances, acquisitions or investments, and we may not be able to achieve the benefits we expect from the alliances, acquisition or investments we make.

●	Our success depends on the continuing efforts of our senior management and key employees.

●	If we are unable to recruit, train and retain talents, our business may be materially and adversely affected.

●	If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

Risks Related to the Smart Community Business

●	Any harm to the Company’s brand or reputation may materially and adversely affect its business.

●	The Company depends on one affiliated manufacturer for substantially all of its hardware manufacturing needs. If this manufacturer experiences any delay, disruption, or quality control problems in its operations and the Company fails to find a replacement manufacturer in a timely manner and on acceptable terms, the Company could lose or fail to grow its market share and its brand may suffer.

●	Defects or performance problems in the Company’s Smart Community devices could result in a loss of customers, reputational damage and decreased revenue. Additionally, the Company may face warranty, indemnity, and product liability claims that may arise from malfunctions.

●	The Company may face disruption to its technology systems, leading to interruptions in the availability of its services.

●	Delays, costs, and disruptions that result from upgrading, integrating, and maintaining the security of the information and technology networks and systems integral to the intelligent access control and safety management system could materially adversely affect the Company’s business.

●	Due to the ever-changing threat landscape, the Company’s Smart Community system may be subject to potential vulnerabilities of wireless and IoT devices, as well as risks related to hacking or other unauthorized access to control or view systems and obtain private information, which may disrupt the normal function of the Smart Community system.

Risks Related to the Out-of-Home Advertising Services

●	The Company has generated revenues primarily from advertising and promotional activities, namely by the Out-of-Home Advertising and Local Life business verticals, and any loss or significant reduction of business in these verticals could have a material adverse effect on the Company’s revenues, financial positions and operating results.

●	The Company’s advertising strategies depend on its Smart Community monitors to a great extent. If defects were found on the access control monitors, this could have a material adverse impact on the Company’s revenues, financial position and operating results.

●	The Company depends on third-party providers for components of its Out-of-Home Advertising services. Any failure or interruption in the services provided by these third parties could negatively impact the Company’s ability to deliver the advertising packages to clients.

●	The Company faces intense competition in the Out-of-Home Advertising business.

●	Restrictions on advertising of certain products may restrict the categories of clients that can advertise using the Company’s services.

Risks Related to the Local Life Services

●	The Company expects the Local Life vertical to be a new growth area, and one of its growth strategies is to enhance its ability to attract, incentivize and retain merchant customers for the Local Life services. However, this focus on the Local Life vertical may be unsuccessful.

●	The future success of the Local Life vertical depends upon the Company’s ability to attract and retain high quality merchants.

●	If some of the Company’s merchant customers fail to provide a superior consumer experience, consumers may lose confidence in the products and services the Company promotes generally, which could have a material adverse impact on the Local Life business.

●	The Company faces intense competition in the Local Life business, and it may lose market share and consumers if it fails to compete effectively.

Risks Related to Doing Business in China

●	The economic, political and social conditions in China could affect our business, results of operations, financial conditions and prospects which could result in a material change in the Company’s operations and/or the value of the Class B Ordinary Shares.

●	The development of the PRC legal system and changes in the interpretation and enforcement of PRC laws, regulations and policies in China could adversely affect us.

●	The CSRC has released rules for China-based companies seeking to conduct public offerings in foreign markets with respect to filing procedures to be completed with the CSRC. According to these rules, we expect to perform necessary recordation filings with the CSRC for future securities offerings outside of China, which will subject us to additional compliance requirements.

●	LZ Technology may rely on dividends and other distributions on equity from our PRC subsidiaries for its cash requirements.

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and currency conversion policies may delay us from using the proceeds from overseas offerings to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect the Company’s liquidity and the Company’s ability to fund and expand its business.

●	Our Class B Ordinary Shares may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of our Class B Ordinary Shares, or the threat of delisting, may materially and adversely affect the value of your investment.

Risks Relating to Ownership of the Class B Ordinary Shares

●	Our dual class voting structure has the effect of concentrating the voting control in holders of our Class A Ordinary Shares, which will limit or preclude your ability to influence corporate matters, and your interests may conflict with the interests of these shareholders. It may also adversely affect the trading market for our Class B Ordinary Shares due to exclusion from certain stock market indices.

●	The market price of the Class B Ordinary Shares has been volatile or may decline regardless of our operating performance.

●	We have experienced stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of the Class B Ordinary Shares.

●	We may not be able to maintain a listing of the Class B Ordinary Shares on Nasdaq.

●	If securities or industry analysts publish unfavorable research, or do not continue to cover us, the Company’s share price and trading volume could decline.

●	We have not historically declared or paid dividends on the Class B Ordinary Shares and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of the Class B Ordinary Shares.

●	Substantial future sales of the Class B Ordinary Shares or the anticipation of future sales of the Class B Ordinary Shares in the public market could cause the price of the Class B Ordinary Shares to decline.

●	We may issue additional equity or debt securities, which are senior to the Class B Ordinary Shares as to distributions and in liquidation, which could materially adversely affect the market price of the Class B Ordinary Shares.

●	We are subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, and the shareholders could receive less information than they might expect to receive from more mature public companies.

●	Our Chairman, Mr. Andong Zhang, has significant voting power and may take actions that may not be in the best interests of our other shareholders.

●	We are a “controlled company” under the rules of Nasdaq and as a result, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

●	As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of the Class B Ordinary Shares.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

●	You will be unable to present proposals before annual general meetings or extraordinary general meetings.

●	Certain judgments obtained against us by LZ Technology’s shareholders may not be enforceable.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because LZ Technology is incorporated under Cayman Islands law.

●	LZ Technology’s memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit LZ Technology’s shareholders’ opportunity to sell their shares at a premium.

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

You should carefully consider the following risk factors and all of the information contained in this Annual Report, including but not limited to, the matters addressed in the section titled “Forward-Looking Statements,” and our financial information before you decide whether to invest in our securities. One or more of a combination of these risks could materially impact our business, financial condition or results of operations. In any such case, the market price of the Class B Ordinary Shares could decline, and you may lose all or part of your investment. Additional risks and uncertainties not currently known to us or that we currently do not consider to be material may also materially and adversely affect our business, financial condition or results of operations.

Risks Related to Our Business and Industry

Any loss or significant reduction of business with major customers could have a material adverse effect on the Company’s business, financial condition and results of operations.

For the year ended December 31, 2022, the customers which individually accounted for at least 10% of the Company’s revenues collectively made up 84.4 % of the Company’s total revenues. For the year ended December 31, 2023, no individual customer accounted for at least 10% of the Company’s revenues. For the year ended December 31, 2024, only one customer accounted for at least 10% of the Company’s total revenue and it represented approximately 11.5% of the Company’s total revenue. Failure to retain our existing customers, or enter into relationships with new customers, each on acceptable terms, could materially impact our business, financial condition, results of operations and ability to meet our current and long-term financial forecasts.

Economic conditions may materially and adversely affect our customers and their ability to remain solvent. Our customers’ financial difficulties can negatively impact our results of operations and financial condition, especially if they were to delay or default on payments to us. We cannot assure you that our customer relationships will continue as presently in effect. There is no assurance any of our customers will continue to utilize our services, renew our existing contracts, or continue at the same volume levels. A reduction in or termination of our services by one or more of our major customers could have a material adverse effect on our business, financial condition and results of operations.

In addition, the size and market concentration of some of our customers may allow them to exert increased pressure on the prices, margins and non-monetary terms of our contracts.

The Company has engaged in transactions with related parties, and terms obtained or consideration that it paid in connection with these transactions may not be comparable to terms available or the amounts that would be paid in arm’s length transactions.

We have entered into a number of transactions with related parties. For example, we have engaged Henduoka, a related party, to provide the SaaS software infrastructure integral to our intelligent access control and safety management system pursuant to a Business Cooperation Agreement for an initial cooperation period from January 1, 2023 to December 31, 2025. These services include the provision of SaaS software services and back-end management system for community properties that utilize our intelligent access control and safety management system. Under the Business Cooperation Agreement, we pay Henduoka a quarterly fee equal to the product of (i) the number of communities actively using the provided software, and (ii) RMB100.

Additionally, we have entered into a Platform Service Agreement with Henduoka, pursuant to which Henduoka utilizes Quanxiang WeChat Mini Program, Douyin and other social media platforms to help list and publish the products and services of our merchant customers, collect payments and offer other technical services related to our Local Life business. The Platform Service Agreement, with an initial cooperation period from December 1, 2022 to November 30, 2025, provides that we pay Henduoka a platform service fee equal to 1.5% of verified gross merchandise value (GMV) of products sold, settled on a monthly basis. The services provided by Henduoka under the Platform Service Agreement are non-exclusive services, and we or the merchant customers have the right to contract other providers to provide such services. The English translations of the Business Cooperation Agreement and Platform Service Agreement with Henduoka are filed as exhibits to this Annual Report.

Also, we do not manufacture but instead procure our access control hardware such as monitors, smart speakers, intercom handsets and access control card dispensers from an affiliated manufacturer, Xiamen Qiushi Intelligent Network Equipment Co., Ltd, a company controlled by our Chairman, Mr. Andong Zhang. For a complete description of related party transactions for the financial periods presented, please see “Item 7B. Related Party Transactions.”

For the years ended December 31, 2022, 2023 and 2024, no revenue was generated by related party transactions. For the years ended December 31, 2022, 2023 and 2024, RMB 40.8 million, RMB 29.4 million and RMB 80,000 in cost of revenues from related party transactions were recorded, accounting for 28%, 5% and 0.01% of total cost of revenues for the corresponding periods, respectively.

Such transactions present potential for conflicts of interest, as the interests of these entities and their shareholders may not align with the interests of the Company and our unaffiliated shareholders with respect to the negotiation of, and certain other matters related to, our purchases from and other transactions with such entities. Conflicts of interest may also arise in connection with the exercise of contractual remedies under these transactions, such as for events of default.

Our audit committee reviews and approves all material related party transactions. We rely on the laws of the Cayman Islands, which provide that the directors owe a duty of care and a duty of loyalty to our company. Under Cayman Islands law, our directors have a duty to act honestly, in good faith, and view our best interests. Our directors also have a duty to exercise the care, diligence, and skills that a reasonably prudent person would exercise in comparable circumstances. These transactions, individually or in the aggregate, may have an adverse effect on our business or may result in litigation or enforcement actions by the SEC or other agencies.

The Company has incurred indebtedness and may incur other debt in the future, which may adversely affect its financial condition and future financial results.

As of December 31, 2022, 2023, and 2024, we had an aggregate of RMB 43.9 million, RMB 30.0 million (US$4.11 million) and RMB 31.7 million ($4.34 million) of indebtedness outstanding under our credit facilities with financial institutions, respectively. Under such credit facilities, we are permitted to incur additional debt. Existing debt, and any debt that we may incur in the future, may adversely affect our financial condition and future financial results by, among other things:

●	increasing our vulnerability to downturns in our business, to competitive pressures and to adverse economic and industry conditions;

●	requiring the dedication of a portion of our expected cash from operations to service our indebtedness, thereby reducing the amount of expected cash flow available for other purposes, including capital expenditures; and

●	limiting our flexibility in planning for, or reacting to, changes in our businesses and our industries.

If we are unable to generate sufficient cash flow from operations in the future to service our debt, we may be required, among other things, to seek additional financing in the debt or equity markets, refinance or restructure all or a portion of our indebtedness, sell selected assets or reduce or delay planned capital, operating or investment expenditures. Such measures may not be sufficient to enable us to service our debt.

The Company invests in research and development, and to the extent the Company’s research and development investments are not directed efficiently or do not result in cost-efficient enhancements to the Company’s products and services, the Company’s business and results of operations would be harmed.

One element of the Company’s growth strategy is to invest in the Company’s research and development efforts. During the fiscal years ended December 31, 2022, 2023 and 2024, we spent RMB 6.9 million, RMB 5.5 million ($0.75 million) and RMB 4.5 million ($0.62 million) on research and development. We have focused our research and development efforts on continuously advancing our technological competency in areas such as the access control systems, IoT technology and digital advertisement placement capabilities. As of December 31, 2024, we have a team of 25 research and development personnel dedicated to innovation and optimization.

If we do not spend the Company’s research and development budget efficiently or effectively on compelling enhancements, innovations and technologies, the Company’s business may be harmed, and we may not realize the expected benefits of the Company’s strategy timely or at all. We will need to appropriately deploy the Company’s human resources, or we may not be able to effectively execute the Company’s research and development strategy. Moreover, research and development projects can be challenging and expensive. As a result of the nature of research and development cycles, there will be delays between the time we incur expenses associated with research and development activities and the time we are able to offer compelling enhancements to the Company’s offerings and generate revenue, if any, from those activities. If we expend a significant number of resources on research and development efforts that do not lead to the successful introduction of updated access control products and advertising placement services, innovative advancements or newer systems that are competitive in our current or future markets, our business and results of operations will suffer.

We may fail to protect our intellectual properties.

We regard our patents, software registrations, trademarks, domain names and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our employees and others to protect our proprietary rights. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages.

Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can also provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors.

We may be subject to intellectual property infringement claims.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

The growth of our business may be adversely affected if we do not implement our growth strategies and initiatives successfully or if we are unable to manage our growth or operations effectively.

We have expanded and are continuing to expand our operations, suite of services and client relationships, which has placed, and will continue to place, significant demands on our management and our operational and financial infrastructure. Additionally, our ability to grow in the future will depend on a number of factors, including the ability to develop and expand client relationships, to grow our customer base, to continue to provide and expand the high-quality services we offer, to hire and train qualified personnel, to expand and grow in existing and future markets, to develop and operationalize new service offerings, and to sustain operational synergies and efficiencies across our Smart Community, Out-of-Home Advertising and Local Life business verticals. Achieving and sustaining growth requires the successful execution of our growth strategies which consist of (i) solidifying our industry position, (ii) enhancing our ability to attract, incentivize and retain merchant customers, and (iii) expanding into overseas markets. The execution of such growth strategies may require the implementation of enhancements to customer-facing, operational and financial systems, expanded sales and marketing capacity, and continuous updates to technology and improvements to processes and systems. Given these challenges, we may be unable to manage our expanding operations effectively, or to maintain our growth, which could have a material adverse effect on our business or results of operations.

We may fail to make necessary or desirable strategic alliances, acquisitions or investments, and we may not be able to achieve the benefits we expect from the alliances, acquisition or investments we make.

We plan to make any selected strategic alliances and potential strategic acquisitions that are supplemental to our business and operations, including opportunities that can help us further expand our product and service offerings.

However, strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance or default by counterparties, and increased expenses in establishing these new alliances, any of which may materially and adversely affect our business. In addition, we may have limited ability to control or monitor the actions of our strategic partners. To the extent a strategic partner suffers any negative publicity as a result of its business operations, our reputation may be negatively affected by virtue of our association with such party.

The costs of identifying and consummating strategic acquisitions may be significant and subsequent integrations of newly acquired companies, businesses, assets and technologies would require significant managerial and financial resources and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our growth and business operations. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities and exposure to potential unknown liabilities of the acquired business. The acquired businesses or assets may not generate the financial results we expect and may incur losses. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations.

Our success depends on the continuing efforts of our senior management and key employees.

Our future success is significantly dependent upon the continued service of our senior management and other key employees. If we lose their service, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new staff, which could severely disrupt our business and growth. Our Chief Executive Officer and director, Mr. Runzhe Zhang, our Chairman and founder, Mr. Andong Zhang, our Chief Financial Officer, Mr. Weihua Chen, and other management members are critical to our vision, strategic direction, culture and overall business success. If there is any internal organizational structure change or change in responsibilities for our management or key personnel, or if one or more of our senior management members were unable or unwilling to continue in their present positions, the operation of our business and our business prospects may be adversely affected. Our employees, including members of our management, may choose to pursue other opportunities. If we are unable to motivate or retain key employees, our business may be severely disrupted and our prospects could suffer. There is no assurance that our management members would not join our competitors or form a competing business.

If we are unable to recruit, train and retain talents, our business may be materially and adversely affected.

We believe our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for personnel with expertise in our industry is intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment. In addition, we invest significant time and resources in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training new employees, and our ability to serve customers and business partners could diminish, resulting in a material adverse effect to our business.

Our lack of insurance could expose us to significant costs and business disruption.

The insurance industry in China is still in development, and as such, insurance companies in China currently offer limited quantities and categories of business-related insurance products. Besides mandatory social security insurance for employees, we currently do not have any business liability or disruption insurance or other insurance to cover our operations, which we believe is consistent with customary industry practice in China. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. If we suffer any losses, damages or liabilities in the course of our business operations, we would not have insurance coverage to provide funds to cover any such losses, damages or liabilities. Therefore, there may be instances when we will sustain losses, damages and liabilities because of our lack of insurance coverage, which may in turn materially and adversely affect our financial condition and results of operations.

The outbreak of the COVID-19 pandemic has and may continue to adversely affect the Company’s business and results of operations.

The rapid spread of COVID-19, and the measures taken to slow its spread, have adversely affected the Company’s business and financial results and may continue to do so for an uncertain period of time in the future. On May 5, 2023, the WHO ended the emergency status for COVID-19. The COVID-19 pandemic has had and may continue to have negative impacts on the Company’s business. During the COVID-19 pandemic, demand for the Company’s products and services was significantly depressed. Various lockdown measures and social distancing guidelines hindered our ability to expand geographically. These challenges also curtailed our ability to perform maintenance and repair on our access control screens, affecting the overall quality and efficiency of our services. Moreover, the stay-at-home orders and the associated decrease in public mobility directly impacted the effectiveness of our community building access control screens as advertising platforms. With residents confined to their homes and public spaces left largely vacant, demand for placing outdoor advertisements was low. Merchant customers, such as restaurants, tourist companies retail stores and other businesses, suspended their operations or operated at reduced capacity due to social distancing measures and reduced consumer spending. As a result, these businesses were neither in need of nor capable of purchasing our advertising services. Additionally, the pandemic has caused COVID-19 infections among the Company’s employees, leading to reduced workforce productivity and operational disruptions during surges of infections.

Despite the Company’s efforts to manage these impacts and the positive growth in our revenue, the effect of COVID-19 on the Company’s operational and financial performance will depend on future developments, all of which are uncertain and difficult to predict and in the future may have material adverse effects on the Company’s business, financial condition, results of operations, liquidity and cash flows. Such developments may include, but are not limited to, the spread and future resurgences of the virus, the severity and duration of the outbreak and the severity and duration of the resulting impact on the economy. Even after the COVID-19 pandemic has subsided, we may experience impacts on the Company’s business as a result of any economic recession, downturn or volatility that has occurred or may occur in the future. The COVID-19 pandemic may also have the effect of heightening many of the other risks described below, including those related to ability to service indebtedness and share price fluctuation.

We may not be able to raise additional capital when desired, on favorable terms or at all.

We need to make continued investments in hardware, software, technological systems and to retain talents to remain competitive. There can be no assurance that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience disappointing operating results. If adequate capital is not available to us as required, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges on par with or senior to those of existing shareholders.

If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

In connection with the audits of our consolidated financial statements included in this Annual Report, we and our auditors identified three material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The three material weaknesses that have been identified relate to (i) our lack of sufficient and competent accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements, (ii) our lack of robust and formal period-end financial reporting policies and procedures in place to address complex U.S. GAAP technical accounting and the SEC reporting requirements, and (iii) our lack of sufficient controls designed and implemented in IT environment and IT general control activities, mainly associated with areas of access login security, system change management, IT operations, cyber security monitoring activities and service organization management. Neither we nor our auditors undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our auditors performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

Following the identification of the material weaknesses and other deficiencies, we have taken measures, and plan to take the following measures to remediate these control deficiencies: (i) collaborating with accounting professionals to launch customized training programs covering key areas of U.S. GAAP, such as consolidated financial statements, deferred taxes, and related party disclosures; (ii) developing a standardized manual regarding financial closing and SEC reporting, to clearly define process timelines, responsible personnel, and approval hierarchies (e.g., dual sign-off by the CEO/CFO); (iii) implementing a security information and event management (SIEM) system (e.g., Splunk) to monitor financial system logs in real time, with detection rules designed to identify data tampering or abnormal data exports. However, the implementation of these measures may not fully address the material weaknesses and other deficiencies in our internal control over financial reporting, and we cannot conclude that they will be fully remediated. Our failure to correct the material weaknesses and other deficiencies or our failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) as well as rules and regulations of Nasdaq. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. We are required by Section 404 of the Sarbanes-Oxley Act to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F beginning with our second annual report after becoming a public company.

Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our auditors, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to produce timely and accurate financial statements and may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If that were to happen, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could lead to a decline in the market price of our Class B Ordinary Shares and we could be subject to sanctions or investigations by SEC or other regulatory authorities. We may also be required to restate our financial statements for prior periods.

Risks Related to the Smart Community Business

Any harm to the Company’s brand or reputation may materially and adversely affect its business.

The brand recognition and reputation of our “LianZhang” brand and the successful maintenance and enhancement of our brand and reputation have contributed and will continue to contribute to our success and growth.

Our reputation may be harmed either by product defects, such as the failure of the Smart Community system with one or more customers, or shortfalls in customer service. Residents and property managers generally judge the performance of our Smart Community system through their day-to-day interactions with the system’s devices and services. Any failure to meet customers’ expectations in such customer service areas could cause an increase in attrition rates or make it difficult to obtain new customers. With the increased use of social network, adverse publicity can be disseminated quickly and broadly, making it increasingly difficult for us to respond and mitigate effectively.

The Company depends on one affiliated manufacturer for substantially all of its hardware manufacturing needs. If this manufacturer experiences any delay, disruption, or quality control problems in its operations and the Company fails to find a replacement manufacturer in a timely manner and on acceptable terms, the Company could lose or fail to grow its market share and its brand may suffer.

All of our access control hardware products are manufactured and purchased from an affiliated manufacturer, Xiamen Qiushi Intelligent Network Equipment Co., Ltd. We executed specific purchase agreements with the hardware supplier, which typically set forth the product name, model, unit price, volume, payment method, after-sale service and dispute resolution provisions. Although management believes that if needed, additional or alternative hardware suppliers would be available, the loss of Xiamen Qiushi Intelligent Network Equipment Co., Ltd. as our hardware supplier could cause a significant disruption in operations and delays in the installation of the Company’s access control and safety management system. Qualifying a new manufacturer and commencing volume production is expensive and time consuming. Ensuring that a contract manufacturer is qualified to manufacture our products to our standards is time consuming. In addition, there is no assurance that a new contract manufacturer can scale the production of the access control devices at the volumes and in the quality that we require. If we have difficulty finding alternative or additional contract manufacturers that meet our standards, which may take significant effort, our business, results of operations, and financial condition could be materially and adversely affected.

Our reliance on external manufacturers also exposes us to the following risks over which we have limited control:

●	unexpected increases in manufacturing and repair costs;

●	inability to control the quality and reliability of finished products;

●	inability to control delivery schedules;

●	potential liability for expenses incurred by external manufacturers in reliance on our forecasts that later prove to be inaccurate;

●	potential lack of adequate capacity to manufacture all or a part of the products we require; and

●	potential labor disputes affecting the ability of the external manufacturers to produce our products.

The hardware integral to our intelligent access control and safety management system must satisfy certain safety and regulatory standards. If they fail to meet such standards, the quality and reliability of our intelligent access control and safety management system may be materially adversely affected. This failure could also harm our sales, profitability and relationships with our sales channels, and cause our reputation and brand to suffer.

Defects or performance problems in the Company’s Smart Community devices could result in a loss of customers, reputational damage and decreased revenue. Additionally, the Company may face warranty, indemnity, and product liability claims that may arise from malfunctions.

Our Smart Community devices such as monitors, smart speakers, intercom handsets and access control card dispensers may contain undetected errors or defects, especially when first introduced or when new generations of products are released. Errors, defects, or poor performance can arise due to design flaws, defects in raw materials or components, which can affect the quality of such devices. Any actual or perceived errors, defects, or poor performance in such devices could result in the replacement or recall of the products, rejection of the products, damage to our reputation, lost revenue, and increases in customer service and support costs, all of which could have a material adverse effect on our business, financial condition, and results of operations.

Furthermore, defective components may give rise to warranty, indemnity, or product liability claims against us that exceed any revenue or profit we receive from the affected products. If one of such devices were to cause injury to someone or cause property damage, including because of product malfunctions, defects, or improper installation, we could be exposed to product liability claims. We could incur significant costs and liabilities if we are sued and if damages are awarded against us. Further, any product liability claim we face could be expensive to defend and could divert management’s attention. The successful assertion of a product liability claim against us could result in potentially significant monetary damages, penalties or fines, subject us to adverse publicity, damage our reputation and competitive position, and adversely affect sales of our products. In addition, product liability claims, injuries, defects, or other problems experienced by other companies in the community building access control industry could lead to unfavorable market conditions for the industry as a whole and may have an adverse effect on our ability to attract new customers, thus harming our growth and financial performance.

The Company may face disruption to its technology systems, leading to interruptions in the availability of its services.

The satisfactory performance, reliability and availability of our technology systems are critical to our success. A failure or malfunction of our Smart Community systems can cause security concerns to community residents and result in irreparable damage to our LianZhang brand. Effective January 1, 2023, the Company has engaged Henduoka, a related party, to provide the SaaS software infrastructure of its intelligent access control and safety management system. Henduoka thus plays a crucial role in maintaining the security of the computer information and communication systems within our intelligent access control and safety management system.

We have devoted considerable internal and external resources to network security, data encryption, and other security measures to protect our systems, customers, and users, but these security measures cannot provide absolute security. We have established a crisis management plan and business continuity program. However, there can be no assurance that the plan and program can withstand an actual disruption in our systems, including a cyber-attack, hacking, fraud, or other forms of deception. An operational interruption could result in significant losses or damage and harm to our business.

Our technology systems, including the software platform provided by Henduoka, may also experience telecommunications failures, computer viruses, databases or components, power outages, hardware failures, user errors, or other attempts to harm our technology systems, which may result in residential community security issues, delays or errors in transaction processing, loss of data, and inability to accept and fulfill user request.

Delays, costs, and disruptions that result from upgrading, integrating, and maintaining the security of the information and technology networks and systems integral to the intelligent access control and safety management system could materially adversely affect the Company’s business.

We are dependent on information technology networks and systems, including Internet and Internet-based or “cloud” computing services and our scalable technology infrastructure to operate the Smart Community systems. Through Henduoka, we are currently implementing modifications and upgrades to the Smart Community’s information technology systems and also integrating systems from other screen operators, including making changes to legacy systems, replacing legacy systems with successor systems with new functionality, and implementing new systems. The dynamic nature of these and other changes we are undertaking require that throughout 2023 and in future years we simultaneously engage in significant technology developmental efforts across our operations, including platform development, marketing, customer care and other substantive and administrative functions. While upgrading and implementing change to any part of our systems could present challenges, the age of our systems and architecture may present unique challenges that we have not previously encountered as we undertake these developmental efforts simultaneously across our operations. Any delay in making such changes or replacements or in purchasing new systems could have a material adverse effect on our business, financial condition, results of operations, and cash flows. There are inherent costs and risks associated with integrating, replacing and changing these systems and implementing new systems, including potential disruption of the operation of the intelligent access control and safety management system and its advertisement placement functions, potential disruption of our internal control structure, substantial capital expenditures, additional administration and operating expenses, retention of sufficiently skilled personnel to integrate, implement and operate the new systems, demands on management time, securing our systems along with dependent processes from cybersecurity threats, and other risks and costs of delays or difficulties in transitioning to new systems or of integrating new systems into our current systems. In addition, such information technology system implementations may not result in productivity improvements at a level that outweighs the costs of implementation, or at all. The implementation of or delay in implementing new information technology systems may also cause disruptions in our business operations and impede our ability to comply with constantly evolving laws, regulations and industry.

Due to the ever-changing threat landscape, the Company’s Smart Community system may be subject to potential vulnerabilities of wireless and IoT devices, as well as risks related to hacking or other unauthorized access to control or view systems and obtain private information, which may disrupt the normal function of the Smart Community system.

Although we do not collect or retain sensitive and confidential information but rely on Henduoka to provide our Smart Community’s software infrastructure, functions and services, if Henduoka are subject to cyberattacks that may come from phishing, malware, ransomware, or other methods, our Smart Community system and our business would be materially adversely affected.

No matter how security measures are well designed and implemented, those measures may not prevent: cybersecurity breaches; the unauthorized access, capture, or alteration of information; the exposure or exploitation of potential security vulnerabilities; distributed denial of service attacks; acts of vandalism; computer viruses; or misplaced data or data loss that could materially adversely impact the reputation of our Smart Community systems and our business, financial condition, results of operations, and cash flows.

The software provided by Henduoka may contain unknown security vulnerabilities. We and Henduoka take steps to detect and remediate vulnerabilities, but there is no assurance that all vulnerabilities in our Smart Community systems can be detected and remediated as such threats and techniques used to exploit vulnerabilities change frequently and are often sophisticated in nature. These vulnerabilities pose a material risk to our Smart Community business.

The success of the Company’s Smart Community business is dependent upon its ability to obtain and renew contracts with various communities and property managers, which the Company may not be able to obtain on favorable terms.

Our Smart Community business requires us to develop and maintain robust relationships with a vast number of communities and property managers. Although these contracts typically have terms ranging from three to five years and will renew automatically unless terminated by either party, there is a possibility that our competitors may be able to acquire our market share.

The success of our Smart Community business also depends generally on our ability to obtain and renew contracts and continue to expand geographically. There can be no assurance that we will win additional contracts. Although in the past we are generally able to renew existing contracts, there is no guarantee that we will always be able to renew existing contracts or replace any revenues lost upon non-renewal of a contract. Our inability to renew existing contracts may also result in significant expenses from the removal of our displays.

From time to time, we participate in competitive bids organized by property developers to obtain a portion of our new contracts. The competitive bidding process presents certain risks, including that we may expend substantial cost and managerial time and effort to prepare bids and proposals for contracts that we may not win. Our inability to successfully renew existing or obtain new contracts could have a material adverse impact on our advertising business, overall operations, results of operations and prospects.

Risks Related to the Out-of-Home Advertising Services

The Company has generated revenues primarily from advertising and promotional activities, namely by the Out-of-Home Advertising and Local Life business verticals, and any loss or significant reduction of business in these verticals could have a material adverse effect on the Company’s revenues, financial positions and operating results.

In the fiscal years ended December 31, 2022, 2023 and 2024, we generated revenues primarily from advertising and promotional activities. Particularly, for the fiscal years ended December 31, 2022, 2023 and 2024, approximately 91.5%, 75.4% and 66.7% of our revenues were derived from Out-of-Home Advertising, respectively. If our advertising revenues suffer any losses or significant deductions, it could materially adversely affect our revenues, financial position and operating results.

The Company’s advertising strategies depend on its Smart Community monitors to a great extent. If defects were found on the access control monitors, this could have a material adverse impact on the Company’s revenues, financial position and operating results.

The Company’s Out-of-Home Advertising vertical offers clients one-stop multi-channel advertising solutions. Our core offering in the Out-of-Home Advertising business is to help clients place advertisements on our intelligent access control and safety management system. Residents are exposed to these advertisements each time they enter and exit the community buildings or open the SaaS software. Our monitors and vendor-provided SaaS platforms that form our intelligent access control and safety management system, are our unique resources and attract other outdoor advertising providers to collaborate with us. This collaboration enables us to provide multi-channel advertising solutions. However, if defects were found on our access control monitors or the outsourced software platforms, it could have a material adverse impact on our revenues, financial position and operating results.

The Company depends on third-party providers for components of its Out-of-Home Advertising services. Any failure or interruption in the services provided by these third parties could negatively impact the Company’s ability to deliver the advertising packages to clients.

Our Out-of-Home Advertising vertical offers clients one-stop multi-channel advertising solutions by partnering with other outdoor advertising providers and simultaneously placing the advertisements on the partners’ numerous displays in public transportation, hotels and other settings. Our advertising packages also incorporate collaboration with other advertising providers to deploy posters at various events as well as the digital replay of such events on online video-sharing platforms. We have entered into strategic cooperation framework agreements for these partnerships. For specific cooperation projects, we enter into a separate advertisement placement agreement that sets forth the project term, collaboration methods, price and payment. We typically assume joint liabilities for the services provided by such collaborating partners to ensure the quality of our advertising packages. Any delays, malfunctions, inefficiencies or interruptions in these services could adversely affect the quality and performance of our advertising packages, which could harm our brand, reputation or growth. In addition, if we are unable to avail ourselves of warranties and other contractual protections with such partner providers, we may incur additional costs related to the affected services, which could adversely affect our business, operating results, or financial condition.

The Company relies on various third-party telecommunications providers and signal processing centers to transmit and communicate signals to its Smart Community systems.

We also rely on third-party telecommunications providers and signal processing centers to transmit and communicate signals to our Smart Community devices. These third-party telecommunications providers and signal processing centers could fail to transmit or communicate these signals to the access control screens for many reasons, including disruptions from fire, natural disasters, weather, health epidemics or pandemics, transmission interruption, extended power outages, human or other error, malicious acts, provider preferences regarding the signals that get transmitted, government actions, war, terrorism, sabotage, or other conflicts, or as a result of disruptions to internal and external networks or third party transmission lines. The failure of one or more of these third-party telecommunications providers or signal processing centers to transmit and communicate signals to our Smart Community systems in a timely manner could affect our ability to perform Out-of-Home advertising services.

The Company faces intense competition in the Out-of-Home Advertising business.

We operate in a highly competitive industry, and we may not be able to maintain or increase our current advertising revenues. We compete for advertising revenue with other out-of-home advertising businesses, as well as with other media, such as broadcast and cable television, radio, print media and direct mail, within their respective markets. Market shares are subject to change for various reasons, including through consolidation of our competitors through processes such as mergers and acquisitions, which could have the effect of reducing our revenue in a specific market. Our competitors may develop technology, services or advertising media that are equal or superior to those we provide or that achieve greater market acceptance and brand recognition than we achieve. It is also possible that new competitors may emerge and rapidly acquire significant market share in any of our sectors. Many of these competitors possess greater technical, human and other resources than we do, and we may lack sufficient financial or other resources to maintain or improve competitive position. Moreover, the advertiser/agency ecosystem is diverse and dynamic, with advertiser/agency relationships subject to change. This could have an adverse effect on us if an advertiser client shifts its relationship to an agency with whom we do not have as good a relationship. An increased level of competition for advertising dollars may lead to lower advertising rates as we attempt to retain customers or may cause us to lose customers to our competitors who offer lower rates that we are unable or unwilling to match.

Restrictions on advertising of certain products may restrict the categories of clients that can advertise using the Company’s services.

Regulations governing categories of products that can be advertised through our advertising assets and platforms may affect our performance. Certain products and services, for example tobacco-based products, are banned from outdoor advertising in China. Moreover, extreme words like “the most”, “the best”, “most favored” are not allowed in advertisement. Any significant reduction in advertising of products due to content-related restrictions could cause a reduction in our direct revenues from such advertisements.

If the Company’s security measures are breached, the Company could lose valuable information, suffer disruptions to its business, and incur expenses and liabilities, including damage to its relationships with customers and business partners.

Although we have implemented physical and electronic security measures designed to protect against the loss, misuse and alteration of our computer system and proprietary business information, no security measures are perfect and impenetrable, and we and outside parties we interact with may be unable to anticipate or prevent unauthorized access. Moreover, our systems, servers and platforms may be vulnerable to computer viruses or physical or electronic break-ins and similar disruptions that our security measures may not detect, which could cause interruptions or slowdowns of our digital display systems, delays in communication or loss of data and slowdown or unavailability of our advertising platforms. A cyber incident may be due to the actions of outside parties, employee error, malfeasance or a combination of these or other actions. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusions, including by computer hackers and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased as well. If an actual or perceived breach of our security occurs, our digital display systems and advertising assets could suffer disruption, and we could lose competitively sensitive business information or lose control of our information processes or internal controls. In addition, the public perception of the effectiveness of our security measures or services could be harmed, and we could lose customers, consumers and business partners. In the event of a security breach, we could suffer financial exposure in connection with demands from perpetrators, penalties, remediation efforts, investigations and legal proceedings and changes in our security and system protection measures. Any failure or perceived failure by us to comply with these laws may subject us to significant regulatory fines and private litigation, any of which could harm our business.

Risks Related to the Local Life Services

The Company expects the Local Life vertical to be a new growth area, and one of its growth strategies is to enhance its ability to attract, incentivize and retain merchant customers for the Local Life services. However, this focus on the Local Life vertical may be unsuccessful.

We are implementing a strategy to deepen our engagement with merchants and manufacturers within our Local Life space, by enabling them to offer home delivery services for household supplies and food, coordinate flight and train tickets, hotel accommodation and admission tickets for residents, and present top deals from leading e-commerce platforms. We intend to execute this strategy by building long-term relationships with local merchants to improve our inventory selection and improving the customer experience through inventory curation and improved convenience in order to drive customer demand and purchase frequency. There are no assurances that our actions will be successful in executing this strategy. Our efforts may prove more difficult than we currently anticipate. Further, we may not succeed in realizing the benefits of these efforts on our anticipated timeline or at all. In addition, as we implement this strategy, the macroeconomic environment, including but not limited to, certain adverse consequences of the COVID-19 pandemic that continue to impact the macroeconomic environment, economy slowdown pressures, higher labor costs, supply chain challenges and resulting changes in consumer and merchant behavior may make it more difficult to effectively execute this strategy, including to quickly test, learn and scale initiatives relating to improving inventory selection or improving customer experience. Even if fully implemented, our strategy may not result in a return to growth or the other anticipated benefits to our business, financial condition and results of operations. If we are unable to effectively execute this strategy and realize its anticipated benefits, it could negatively impact our business, financial condition and results of operations.

The future success of the Local Life vertical depends upon the Company’s ability to attract and retain high quality merchants.

We must continue to attract and retain high quality merchants in order to increase profitability and grow our Local Life vertical. A key priority for our Local Life vertical is to attract and retain the right merchants and provide community households with great deals and high-quality products and services. We are also focused on improving the merchant experience on our platform, including improving tools available to merchants to help grow their businesses. In addition, in most instances, we do not have long-term arrangements to guarantee the availability of deals that offer attractive quality, value and variety to consumers or favorable payment terms. If merchants decide that utilizing our services no longer provides an effective means of attracting new customers or selling their offerings, they may stop working with us or negotiate to pay us lower margins or fees. Further, current or future competitors may accept lower margins, or negative margins, to secure offers that attract attention and acquire new customers. We also may experience attrition in our merchants resulting from several factors, including losses to competitors and merchant closures or merchant bankruptcies. If we are unable to attract and retain high quality merchants in numbers sufficient to grow our business, or if merchants are unwilling to offer products or services with compelling terms through us, our operating results may be adversely affected.

If some of the Company’s merchant customers fail to provide a superior consumer experience, consumers may lose confidence in the products and services the Company promotes generally, which could have a material adverse impact on the Local Life business.

The development of our Local Life services hinges on our ability to provide a superior consumer experience for the products and services we help promote. This depends on a variety of factors, including our ability to offer high-quality products or services at competitive prices, directly source products or services to respond to consumer demands, and provide superior customer service. If some of the products or services ordered by consumers through our group deals, coupons, platform or otherwise influenced by our promotions, are not delivered on time, have defects or otherwise lead to a bad experience, consumers could request returns or refunds, and have less confidence in the products and services we promote generally. Failure of some of our merchant customers to deliver high-quality products and services to consumers may negatively impact the overall user experience, damage our reputation and cause us to lose both consumers and other advertiser clients.

The Company faces intense competition in the Local Life business, and it may lose market share and consumers if it fails to compete effectively.

The consumer service industry in China is intensely competitive. We compete for consumers and products. Our current or potential competitors include major neighborhood retailers, major social media platforms and e-commerce companies. In addition, new and enhanced technologies may increase the competition in the consumer service industry. When we work with merchant clients to set prices, we have to consider how competitors have set prices for the same or similar products. When they cut prices or offer additional benefits or rebates, we may have to ask our merchant clients to lower prices or offer additional benefits or risk losing market share, either of which could harm our financial condition and results of operations. Some of our current or future competitors may have longer operating histories, greater brand recognition, larger consumer bases, higher penetration in certain regions or greater financial, technical or marketing resources than we do. Those smaller companies or new entrants may be acquired by, receive investment from or enter into strategic relationships with well-established and well-financed companies or investors which would help enhance their competitive positions. Some of our competitors may be able to secure more favorable terms from suppliers, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory policies and devote substantially more resources to their technologies and systems development than us. We cannot assure you that we will be able to compete successfully against current or future competitors, and competitive pressures may have a material and adverse effect on our business, financial condition and results of operations.

Risks Related to Doing Business in China

The economic, political and social conditions in China could affect our business, results of operations, financial conditions and prospects which could result in a material change in the Company’s operations and/or the value of the Class B Ordinary Shares.

All of the Company’s revenue has been derived from its businesses in China so far. Accordingly, the Company’s business, financial condition, results of operations and prospects are, to a material extent, subject to economic, political and legal developments in China. In particular, factors such as consumer, corporate and government spending, business investment, level of economic development, and resource allocation could affect the growth of the Company’s business.

The PRC economy has experienced significant growth over the past decades since the implementation of China’s reform and opening-up policy. In recent years, the PRC government has implemented measures emphasizing the utilization of market forces in economic reform and the establishment of sound corporate governance practices in business enterprises. These economic reform measures may be adaptively adjusted from industry to industry or across different regions of the country. If the business environment in China experiences adverse changes, the Company’s business in China may also be materially and adversely affected.

The development of the PRC legal system and changes in the interpretation and enforcement of PRC laws, regulations and policies in China could adversely affect us.

Substantially all of the Company’s assets and operations are located in the PRC. The PRC legal system is based on written statutes. Since the late 1970s, the PRC government has promulgated laws and regulations dealing with economic matters, such as foreign investment, corporate organization and governance, commerce, taxation and trade, with a view towards developing a comprehensive system of commercial law. However, as many of these laws and regulations are relatively new and continue to evolve and develop, these laws and regulations may be subject to different interpretations. Like other civil law countries, there is a limited volume of published court decisions, which may be cited for reference but are not binding on subsequent cases and have limited precedential value unless the Supreme People’s Court of China otherwise provides. As these laws and regulations are continually evolving in response to the economic development and other conditions, the interpretation and implementation of PRC laws and regulations may adversely affect the legal protections and remedies that are available to investors and us.

The CSRC has released rules for China-based companies seeking to conduct public offerings in foreign markets with respect to filing procedures to be completed with the CSRC. According to these rules, we expect to perform necessary recordation filings with the CSRC for future securities offerings outside of China, which will subject us to additional compliance requirements.

On February 17, 2023, the CSRC published the Overseas Listing Rules to provide explanation and instructions which became effective on March 31, 2023. These rules lay out filing procedures for domestic companies to record both direct and indirect overseas listings and offerings with the CSRC. If a domestic enterprise intends to indirectly offer securities in an overseas market, the filing obligation falls on a major operating entity incorporated in the PRC.

According to the Trial Measures, we expect to perform necessary recordation filings with the CSRC for future securities offerings outside of China, which will subject us to additional compliance requirements. We cannot assure you that we will be able to get the clearance of the filing procedures under the Trial Measures on a timely basis, or at all. Any failure of the Company to fully comply with new regulatory requirements may significantly limit or completely hinder LZ Technology’s ability to offer or continue to offer its securities, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the Class B Ordinary Shares to significantly decline in value or become worthless.

LZ Technology may rely on dividends and other distributions on equity from our PRC subsidiaries for its cash requirements.

Our Cayman Islands holding company, LZ Technology, has no material assets other than ownership of equity interests in its subsidiaries. As a result, it has no independent means of generating revenue and may rely on dividends and other distributions on equity from our PRC operating subsidiaries for its cash requirements. Our PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries, as a Foreign Invested Enterprise, or FIE, is required to draw 10% of its after-tax profits each year, if any, to fund a common reserve, which may stop drawing its after-tax profits if the aggregate balance of the common reserve has already accounted for over 50 percent of its registered capital. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit the Company’s ability to grow, make investments or acquisitions that could be beneficial to the Company’s business, pay dividends or otherwise fund and conduct the Company’s business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated.

Non-compliance with labor-related laws and regulations of the PRC may have an adverse impact on the Company’s financial condition and results of operation.

Our PRC subsidiaries have been subject to stricter regulatory requirements in terms of entering into labor contracts with their employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of their employees.

Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, that became effective in January 2008 and its implementing rules that became effective in September 2008 and was amended in July 2013, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that the Company decides to terminate some of its employees or otherwise change the Company’s employment or labor practices, the Labor Contract Law and its implementation rules may limit the Company’s ability to effect those changes in a desirable or cost-effective manner, which could adversely affect the Company’s business and results of operations.

We cannot assure you that the Company’s employment practice will not violate labor-related laws and regulations in China, which may subject the Company to labor disputes or government investigations. If the Company is deemed to have violated relevant labor laws and regulations, the Company could be required to provide additional compensation to its employees and the Company’s business, financial condition and results of operations could be materially and adversely affected.

Our failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject our PRC subsidiaries to penalties.

Companies operating in China are required to participate in various government-mandated employee benefit contribution plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of their employees up to a maximum amount specified by the local government from time to time. The requirement of employee benefit contribution plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Pursuant to the PRC Social Insurance Law, if an employer fails to make full and timely contributions to social insurance, the relevant enforcement agency shall order the employer to make all outstanding contributions within five days of such order and impose penalties equal to 0.05% of the total outstanding amount for each additional day such contributions are overdue. If the employer fails to make all outstanding contributions within five days of such order, the relevant enforcement agency may impose penalties equal to one to three times the amount overdue.

As of December 31, 2024, the Company’s PRC subsidiaries paid adequate social insurance contributions for all of their employees, either through third-party human resource service companies or by themselves directly, but did not pay sufficient housing fund contributions. We estimate that as of December 31 of each respective year, the unpaid housing provident fund contributions amounted to approximately RMB 73,937 ($10,129) in 2022, RMB 50,380 ($6,902) in 2023, and RMB 43,210 ($5,920) in 2024. As of the date of this Annual Report, none of the Company’s PRC subsidiaries have received any complaints, claims, actions or reports from their employees regarding any non-compliance with PRC social insurance and housing fund regulations, nor have they received any notification from the PRC governmental authorities requiring them to pay any outstanding amount of contributions. Our management considers the likelihood that our PRC subsidiaries will be required by the PRC governmental authorities to make additional payment for the underpaid contributions is low. If the Company is subject to fines in relation to the underpaid employee benefits, the financial condition and results of operations of the Company may be adversely affected.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and currency conversion policies may delay us from using the proceeds from overseas offerings to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect the Company’s liquidity and the Company’s ability to fund and expand its business.

Whenever LZ Technology transfers to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, such transfers must be subject to approval or registration with relevant governmental authorities in China. For example, (i) a foreign loan of less one year duration procured by a PRC company is required to be registered with SAFE or its local branches and (ii) a foreign loan of one year duration or more procured by a PRC company is required to be applied to the National Development and Reform Commission (“NDRC”) in advance for undergoing recordation registration procedures. Any medium or long-term loan to be provided by us to our PRC operating subsidiaries, must be registered with the NDRC and the SAFE or its local branches. We may not be able to complete such registrations on a timely basis, with respect to future capital contributions or foreign loans by LZ Technology to our PRC Subsidiaries.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capital for expenditure beyond their business scopes, providing entrusted loans or repaying loans between nonfinancial enterprises. The SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective in June 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities. There remains uncertainty as to the interpretation and application of these Circulars. Violations of these Circulars and any other future foreign exchange related rules could result in severe monetary or other penalties.

Our Class B Ordinary Shares may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of our Class B Ordinary Shares, or the threat of delisting, may materially and adversely affect the value of your investment.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud.

On May 20, 2020, the U.S. Senate passed the HFCAA requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. In addition, if the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCAA and it was signed into law on December 18, 2020.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCA Act”), which, if enacted, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its audit work cannot be inspected when its auditor is subject to PCAOB inspections for two consecutive years instead of three and, thus, would reduce the time before the Class B Ordinary Shares may be prohibited from trading or delisted. On December 23, 2022, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” was signed into law, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate (“Commission-Identified Issuers”). The final amendments require Commission-Identified Issuers to submit documentation to the SEC establishing that, if true, it is not owned or controlled by a governmental entity in the public accounting firm’s foreign jurisdiction. The amendments also require that a Commission-Identified Issuer that is a “foreign issuer,” as defined in Exchange Act Rule 3b-4, provide certain additional disclosures in its annual report for itself and any of its consolidated foreign operating entities. A Commission-Identified Issuer will be required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified.

On December 16, 2021, pursuant to the HFCAA, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in the PRC and Hong Kong, because of a position taken by one or more authorities in such jurisdictions. Such determinations were vacated by the PCAOB on December 15, 2022.

On August 26, 2022, CSRC, the MOF, and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB made a statement announcing that it was able, in 2022, to inspect and investigate completely issuer audit engagements of PCAOB-registered public accounting firms headquartered in China and Hong Kong.

Our former auditor, Marcum Asia CPAs LLP, an independent registered public accounting firm headquartered in New York, the United States, has been registered with the PCAOB and subject to PCAOB’s regular inspections. On April 30, 2025, we engaged our current auditor, GGF CPA LTD, an independent registered public accounting firm headquartered in China. GGF CPA LTD is currently registered with the PCAOB and subject to its regular inspections. We have no current intention of engaging any auditor not subject to regular inspection by the PCAOB.

Uncertainties still exist as to whether the PCAOB will have continued access for complete inspections and investigations in the future. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future. Each year, the PCAOB will determine whether it can inspect and investigate completely accounting firms headquartered in mainland China and Hong Kong. Our securities may be prohibited from trading if our auditor cannot be fully inspected. While the Company’s auditors are registered with PCAOB and subject to PCAOB inspection, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such inability could cause trading in the Company’s securities to be prohibited under the HFCAA, as amended, and ultimately result in a determination by a securities exchange to delist the Company’s securities. A termination of the trading of our securities or any restriction on the trading in our securities would have a negative impact on the Company as well as on the value of our securities.

The market price of the Class B Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

Fluctuations in exchange rates could have a material and adverse effect on the Company’s results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC regulatory authorities. It is difficult to predict when and how the exchange rates between the RMB and the U.S. dollar may change. All of the Company’s revenues and substantially all of the Company’s costs are denominated in Renminbi. We rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect the Company’s results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on, the Class B Ordinary Shares in U.S. dollars. To the extent that we need to convert U.S. dollars into Renminbi for the Company’s operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert the Company’s Renminbi into U.S. dollars for the purpose of making payments for dividends on the Class B Ordinary Shares to our shareholders or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.

Currency conversion policies may limit the Company’s ability to utilize the Company’s revenues effectively and affect the value of your investment.

The PRC regulatory authorities impose control on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. The Company generates substantially all of its revenues in Renminbi. Under the Company’s current corporate structure, we primarily rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to us. However, approval from or registration with appropriate government authorities is required, in principle, where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, our PRC subsidiaries need to obtain SAFE approval to use cash generated from their operations to pay off their respective debt in a currency other than Renminbi owed to entities outside of China, or to make other capital expenditure payments outside of China in a currency other than Renminbi. If the foreign exchange control system prevents our PRC subsidiaries from obtaining sufficient foreign currency, we may not be able to pay dividends in US dollars to our shareholders, including holders of the Class B Ordinary Shares.

Certain PRC regulations may make it more difficult for the Company to pursue growth through acquisitions.

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (“M&A Rules”) and Anti-Monopoly Law of the People’s Republic of China promulgated by the Standing Committee of the NPC which became effective in 2008 and latest revised in 2022 (“Anti-Monopoly Law”), established additional procedures and requirements that could make merger and acquisition activities by non-Chinese investors more time-consuming and complex. Such regulation requires, among other things, that State Administration for Market Regulation (SAMR) be notified in advance of any change-of-control transaction in which a non-Chinese investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions of the State Council on the Standard for Declaration of Concentration of Business Operators, issued by the State Council in 2008 and revised in 2024, are triggered. Moreover, the Anti-Monopoly Law of China requires that transactions which involve the national security, the examination on the national security shall also be conducted according to the relevant provisions. In addition, PRC Measures for the Security Review of Foreign Investment which became effective in January 2021 require acquisitions by non-Chinese investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. The Company may pursue potential strategic acquisitions that are complementary to the Company’s business and operations.

Complying with the requirements of these regulations to complete such transactions could be time-consuming, and the required approval processes, such as obtaining approval or clearance from the MOFCOM, may delay or inhibit the Company’s ability to complete such transactions, which could affect the Company’s ability to expand the Company’s business or maintain the Company’s market share.

U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of the Company’s operations in China.

Any disclosure of documents or information located in China by foreign agencies may be subject to jurisdiction constraints and must comply with China’s state secrecy laws, which broadly define the scope of “state secrets” to include matters involving economic interests and technologies. There is no guarantee that requests from U.S. federal or state regulators or agencies to investigate or inspect the Company’s operations in China will be honored by the Company, by entities who provide services to the Company or with whom the Company associates, without violating PRC legal requirements, especially as those entities are located in China. Furthermore, under the current PRC laws, an on-site inspection of the Company’s facilities in China by any of these regulators may be limited or prohibited.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or SAT, issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular applies only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that our company is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties exist with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company is a PRC resident enterprise for enterprise income tax purposes, we would be subject to PRC enterprise income on the Company’s worldwide income at the rate of 25%. Furthermore, we would be required to withhold a 10% tax from dividends we pay to our shareholders that are non-PRC-resident enterprises. In addition, non-PRC-resident enterprise shareholders (including holders of the Class B Ordinary Shares) may be subject to PRC tax on gains realized on the sale or other disposition of the Class B Ordinary Shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including holders of the Class B Ordinary Shares) and any gain realized on the transfer of the Class B Ordinary Shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the Class B Ordinary Shares.

We face restrictions with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets, as such persons need to determine whether their transactions are subject to these rules and whether any withholding obligation applies.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an “Indirect Transfer”, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who pays for the transfer is obligated to withhold the applicable taxes currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face restrictions as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring. We may be subject to filing obligations or taxed if we are the transferor in such transactions, and may be subject to withholding obligations if we are the transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in us by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, the Company may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that the Company should not be taxed under these circulars, which may have a material adverse effect on the Company’s financial condition and results of operations.

Risks Related to Ownership of the Class B Ordinary Shares

Our dual class voting structure has the effect of concentrating the voting control in holders of our Class A Ordinary Shares, which will limit or preclude your ability to influence corporate matters, and your interests may conflict with the interests of these shareholders. It may also adversely affect the trading market for our Class B Ordinary Shares due to exclusion from certain stock market indices.

We have adopted a dual class voting structure such that our Ordinary Shares consist of Class A Ordinary Shares and Class B Ordinary Shares. Class A Ordinary Shares are entitled to ten (10) votes per share on proposals requiring or requesting shareholder approval and Class B Ordinary Shares are entitled to one (1) vote per share on any such matter.

As of the date of this Annual Report, Mr. Andong Zhang held controlling voting power in the Company based on having approximately 81.81% of the combined voting power of our outstanding Ordinary Shares. Mr. Andong Zhang has the ability to control the outcome of most matters requiring shareholder approval, including:

●	the election of our Board and, through our Board, decision making with respect to our business direction and policies, including the appointment and removal of our officers;

●	mergers, de-mergers and other significant corporate transactions;

●	changes to our constitution; and

●	our capital structure.

This voting control and influence may discourage transactions involving a change of control of the Company, including transactions in which you, as a holder of our Class B Ordinary Shares, might otherwise receive a premium for your shares.

S&P Dow Jones and FTSE Russell have implemented changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, namely, to exclude companies with multiple classes of shares of common stock from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our Ordinary Shares may prevent the inclusion of the Class B Ordinary Shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class B Ordinary Shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the Class B Ordinary Shares.

The market price of the Class B Ordinary Shares has been volatile or may decline regardless of our operating performance.

The market price for the Class B Ordinary Shares has been volatile. The wide fluctuation of our share price could be due to multiple factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in the operating results of the Company due to factors related to the Company’s business;

●	success or failure of the strategy of the Company;

●	the interim or annual earnings of the Company, or those of other companies in the Company’s industry;

●	the Company’s ability to obtain third-party financing as needed;

●	announcements by us or the Company’s competitors of significant acquisitions or dispositions;

●	changes in accounting standards, policies, guidance, interpretations or principles;

●	the operating and stock price performance of other comparable companies;

●	investor perception of the Company;

●	natural or environmental disasters that investors believe may affect the Company;

●	overall market fluctuations;

●	a large sale of the Class B Ordinary Shares by a significant shareholder;

●	results from any material litigation or government investigation;

●	changes in laws and regulations affecting the Company or any of the principal products and services sold by the Company; and

●	general economic and political conditions and other external factors.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Share prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, shareholders have filed securities class litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

We have experienced stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of the Class B Ordinary Shares.

Between February 27, 2025 and June 13, 2025, the trading price of our Class B Ordinary Shares fluctuated significantly, ranging from a high of $32.10 to a low of $4.40. Historically, the US stock market has witnessed instances of extreme stock price surges followed by rapid declines for small-cap issuers, and such volatility seemed unrelated to the issuers’ performance subsequent to their initial public offerings, especially among companies with relatively small public floats. As a relatively small-capitalized company with a small public float, the share price of the Class B Ordinary Shares may continue to experience extreme volatility, lower trading volume and less liquidity than large-capitalized companies. Although the specific cause of such volatility is unclear, our small public float may amplify the impact the actions taken by a few shareholders have on the price of the Class B Ordinary Shares, which may cause the share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. The potential extreme volatility may confuse public investors regarding the value of the shares, distort the market perception of the share price and our company’s financial performance and public image, and negatively affect the long-term liquidity of the Class B Ordinary Shares, regardless of our actual or expected operating performance. As a result, investors may have difficulty assessing the rapidly changing value of the Class B Ordinary Shares and our ability to access the capital market may be materially adversely affected. In addition, when the trading volumes of the Class B Ordinary Shares are low, holders of the Class B Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. As a result of this volatility, investors may experience losses on their investment in the Class B Ordinary Shares.

We may not be able to maintain a listing of the Class B Ordinary Shares on Nasdaq.

Our Class B Ordinary Shares are listed on Nasdaq, and we must meet certain financial and liquidity criteria to maintain such listing. If we fail to meet Nasdaq’s continued listing requirements, the Class B Ordinary Shares may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of the Class B Ordinary Shares from Nasdaq may materially impair our shareholders’ ability to buy and sell the Class B Ordinary Shares and could have an adverse effect on the market price of, and the efficiency of the trading market for, the Class B Ordinary Shares. The delisting of the Class B Ordinary Shares could significantly impair our ability to raise capital and the value of your investment.

If securities or industry analysts publish unfavorable research, or do not continue to cover us, the Company’s share price and trading volume could decline.

The trading market for the Class B Ordinary Shares depends in part on the research and reports that securities or industry analysts publish about us and the Company’s business. We do not have any control over these analysts. If an analyst downgrades the Class B Ordinary Shares or publishes unfavorable research about the Company’s business, the Company’s share price would likely decline. If an analyst ceases coverage of us or fails to publish reports on us regularly, we could lose visibility in the financial markets and demand for the Class B Ordinary Shares could decrease, which could cause the share price or trading volume to decline.

We have not historically declared or paid dividends on the Class B Ordinary Shares and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of the Class B Ordinary Shares.

We have not historically declared or paid dividends on the Class B Ordinary Shares. We currently intend to invest the Company’s future earnings, if any, to fund the Company’s growth, to develop the Company’s business, for working capital needs, to reduce debt and for general corporate purposes. We do not expect to declare or pay any dividends in the foreseeable future. Therefore, the success of an investment in the Class B Ordinary Shares will depend upon any future appreciation in their value. There is no guarantee that the Class B Ordinary Shares will appreciate in value or even maintain their current value.

Any decision to pay dividends in the future will be at the full discretion of the Company’s board of directors and will depend upon various factors then existing, including earnings, financial condition, results of operations, capital requirements, level of indebtedness, restrictions imposed by applicable law, general business conditions and other factors that the Company’s board of directors may deem relevant.

Substantial future sales of the Class B Ordinary Shares or the anticipation of future sales of the Class B Ordinary Shares in the public market could cause the price of the Class B Ordinary Shares to decline.

Sales of substantial amounts of the Class B Ordinary Shares in the public market, or the perception that these sales could occur, could cause the market price of the Class B Ordinary Shares to decline. Sales of the Class B Ordinary Shares by the Company’s existing shareholders into the market could cause the market price of the Class B Ordinary Shares to decline.

We may issue additional equity or debt securities, which are senior to the Class B Ordinary Shares as to distributions and in liquidation, which could materially adversely affect the market price of the Class B Ordinary Shares.

In the future, we may attempt to increase our capital resources by entering into additional debt or debt-like financing that is secured by all or up to all of our assets, or issuing debt or equity securities, which could include issuances of commercial paper, medium-term notes, senior notes, subordinated notes or shares. In the event of our liquidation, our lenders and holders of our debt securities would receive a distribution of our available assets before distributions to our shareholders. In addition, any additional preferred stock, if issued by our company, may have a preference with respect to distributions and upon liquidation, which could further limit our ability to make distributions to our shareholders. Because our decision to incur debt and issue securities in our future offerings will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings and debt financing.

Further, market conditions could require us to accept less favorable terms for the issuance of our securities in the future. Thus, you will bear the risk of our future offerings reducing the value of your Class B Ordinary Shares and diluting your interest in our company.

We are subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, and the shareholders could receive less information than they might expect to receive from more mature public companies.

We are required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. As a result of our election to take advantage of such extended transition period, our financial statements may not be comparable to companies that comply with public company effective dates.

We expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of the IPO, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of the Class B Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. Because we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, the shareholders could receive less information than they might expect to receive from more mature public companies. We cannot predict if investors will find the Class B Ordinary Shares less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of the Class B Ordinary Shares.

Our Chairman, Mr. Andong Zhang, has significant voting power and may take actions that may not be in the best interests of our other shareholders.

As of the date of this Annual Report, Mr. Andong Zhang beneficially owns 22,500,000 Class A Ordinary Shares and 65,065,243 Class B Ordinary Shares, representing approximately 81.81% of the voting power of the Company’s outstanding Ordinary Shares. As such, Mr. Andong Zhang will be able to control the management and affairs of our Company and most matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. His interests may not be the same as or may even conflict with your interests. For example, he could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their Class B Ordinary Shares as part of a sale of us or our assets, and might affect the prevailing market price of the Class B Ordinary Shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of voting power may not be in the best interests of our other shareholders.

We are a “controlled company” under the rules of Nasdaq and as a result, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

Under Nasdaq’s rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including, without limitation, (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that the compensation of our officers be determined or recommended to our board of directors by a compensation committee that is comprised solely of independent directors, and (iii) the requirement that director nominees be selected or recommended to the board of directors by a majority of independent directors or a nominating committee comprised solely of independent directors. As of the date of this Annual Report, Mr. Andong Zhang, the beneficial owner of all of our outstanding Class A Ordinary Shares, held approximately 81.81% of the voting power of our outstanding share capital. As a result, we are a “controlled company” within the meaning of the Nasdaq listing rules. Although we currently do not intend to rely on the “controlled company” exemption, we could elect to rely on this exemption in the future. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Our status as a controlled company could cause Class B Ordinary Shares to look less attractive to certain investors or otherwise harm our trading price.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Since we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	Section 14 of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	Section 16 of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we may publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Stock Market. Press releases relating to financial results and material events will also be furnished to the SEC in reports on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of the Class B Ordinary Shares.

We are exempted from certain corporate governance requirements of Nasdaq by virtue of being a foreign private issuer. As a foreign private issuer, we are permitted to follow the governance practices of our home country, the Cayman Islands, in lieu of certain corporate governance requirements of Nasdaq. As result, the standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

●	have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act);

●	have a compensation committee and a nominating committee to be comprised solely of “independent directors”; or

●	hold an annual meeting of shareholders no later than one year after the end of our fiscal year.

Nasdaq listing rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, and certain Ordinary Share issuances. We intend to comply with the requirements of Nasdaq listing rules to have a majority of the board be independent and to appoint a compensation committee and a nominating and corporate governance committee comprised solely of independent directors. We may, however, in the future consider following home country practice in lieu of the requirements under Nasdaq listing rules with respect to certain corporate governance standards which may afford less protection to investors than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We qualify as a foreign private issuer. We would lose our foreign private issuer status if, for example, more than 50% of our voting securities are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S.-listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting, and other expenses that we will not incur as a foreign private issuer in order to maintain a listing on a U.S. securities exchange.

You will be unable to present proposals before annual general meetings or extraordinary general meetings.

Cayman Islands law provides shareholders with only limited rights to convene a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. LZ Technology’s memorandum and articles of association do not provide its shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings.

Certain judgments obtained against us by LZ Technology’s shareholders may not be enforceable.

LZ Technology is a Cayman Islands company and substantially all of the Company’s assets are located outside of the United States. Substantially all of the Company’s current operations are conducted in China.

In addition, most of LZ Technology’s directors and officers are nationals or residents of mainland China or Hong Kong and all or a substantial portion of their assets are located outside the U.S. As a result, it may be difficult for investors to effect service of process within the U.S. upon us or these persons, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws or securities laws of any U.S. state. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against the Company’s assets or the assets of the Company’s directors and officers.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because LZ Technology is incorporated under Cayman Islands law.

LZ Technology is an exempted company incorporated under the laws of the Cayman Islands. Its corporate affairs are governed by the memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of its shareholders to take action against the directors, actions by the minority shareholders and the fiduciary duties of the directors to LZ Technology under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of LZ Technology’s shareholders and the fiduciary duties of its directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like LZ Technology have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. LZ Technology’s directors have discretion under the memorandum and articles of association to determine whether or not, and under what conditions, the corporate records may be inspected by LZ Technology’s shareholders, but are not obliged to make them available to the shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, LZ Technology’s public shareholders may have more difficulty in protecting their interests in the face of actions taken by LZ Technology’s management, members of the board of directors or its controlling shareholders than they would as public shareholders of a company incorporated in the United States.

LZ Technology’s memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit LZ Technology’s shareholders’ opportunity to sell their shares at a premium.

LZ Technology’s memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving LZ Technology’s shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, under its memorandum and articles of association currently in effect, LZ Technology’s board of directors has the authority, without further action by its shareholders, to issue preferred shares up to 40,000,000 shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with the Class B Ordinary Shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If LZ Technology’s board of directors decides to issue preferred shares, the price of the Class B Ordinary Shares may fall and the voting and other rights of the holders of the Class B Ordinary Shares may be materially and adversely affected. In addition, LZ Technology’s memorandum and articles of association contain other provisions that could limit the ability of third parties to acquire control of our company or cause us to engage in a transaction resulting in a change of control.

There is a risk that we will be a passive foreign investment company for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in the Class B Ordinary Shares.

In general, a non-U.S. corporation is a passive foreign investment company, or PFIC, for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes.

Based on the expected composition of our income and assets and the value of our assets, including goodwill, we do not expect to be a PFIC for our current taxable year. However, the proper application of the PFIC rules to a company with a business such as ours is not entirely clear. Because the proper characterization of certain components of our income and assets is not entirely clear, and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of the Class B Ordinary Shares, which could be volatile), there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

If we were a PFIC for any taxable year during which a U.S. investor holds the Class B Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. investor.

General Risk Factors

Adverse developments in general business and economic conditions as well as conditions in the global capital market could have an adverse effect on the demand for the Company’s services, the business, and the financial condition and results of operations of the Company and its customers.

If the Chinese gross domestic product increases at a slow rate or if economic growth declines, demand for our services and products will be adversely affected. In addition, volatility in the global capital market, which impacts interest rates, currency exchange rates and the availability of credit, could have an adverse effect on the business, financial condition and results of operations of the Company and the Company’s customers.

Another economic or financial crisis or rapid decline of the consumer economy, significant concerns over energy costs, geopolitical issues, including the ongoing conflict between Ukraine and Russia, recent events in the Middle East, recent trade disputes between the U.S. and other countries resulting in the imposition of increased tariffs on products imported into the U.S., and the availability and cost of credit can contribute to increased volatility, diminished expectations for the economy and the markets, and high levels of structural unemployment by historical standards. Market, political and economic challenges, including dislocations and volatility in the credit markets, general global economic uncertainty, uncertainty or volatility from matters such as the implementation of the governing agenda of President Donald J. Trump, and changes in governmental policy on a variety of matters such as trade, tariffs and manufacturing policies may adversely affect the economy and financial markets, our financial condition, results of operations, and the trading price of our Class B Ordinary Shares.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Our Corporate History

LZ Technology is a Cayman Islands holding company that conducts its operations in China through Lianzhang Portal and its subsidiaries. Lianzhang Portal was established under the PRC laws on September 10, 2014.

Pre-IPO Restructuring

Upon LZ Technology’s incorporation on November 23, 2022, it had an authorized share capital of $50,000 divided into 50,000 shares of a par value of $1.00 each. On November 23, 2022, one ordinary share, par value of $1.00, was allotted and issued to the initial subscriber, Sertus Nominees (Cayman) Limited, who transferred the share to LZ Holdings, on the same day. In addition, an additional 49,999 ordinary shares, par value of $1.00 each, were allotted and issued to LZ Holdings for a total consideration of $49,999. As a result, LZ Technology had 50,000 ordinary shares, par value of $1.00 each, issued and outstanding on November 23, 2022.

On June 23, 2023, LZ Technology repurchased 49,999 ordinary shares, $1.00 par value, from LZ Holdings for $49,999. LZ Technology paid the purchase price out of its capital and the repurchased shares were immediately cancelled. As a result of the repurchase, LZ Technology had one ordinary share, $1.00 par value issued and outstanding, which was owned by LZ Holdings.

Immediately following the above repurchase of shares, each issued and unissued share of LZ Technology, par value of $1.00 was subdivided into 10,000 shares, par value of $0.0001 each. As a result of the subdivision, the authorized share capital of LZ Technology changed from $50,000 divided into 50,000 shares with a par value of $1.00 each to $50,000 divided into 500,000,000 shares with a par value of $0.0001 each. In addition, immediately after the subdivision, the authorized share capital of LZ Technology was re-classified and re-designated into $50,000 divided into 20,000,000 Class A Ordinary Shares, par value of $0.0001 each and 480,000,000 Class B Ordinary Shares, par value of $0.0001 each. The then issued, post-subdivision 10,000 ordinary shares owned by LZ Holdings, were re-classified and re-designated as 10,000 Class A Ordinary Shares.

Following the re-classification and re-designation referred to above, LZ Technology allotted and issued shares to certain shareholders. As a result, LZ Technology had 9,589,248 Class A Ordinary Shares and 54,282,402 Class B Ordinary Shares issued and outstanding, as of June 23, 2023.

On May 24, 2024, Dongling Technology Co., Ltd. (“Dongling Technology”) transferred 3.15% of Lianzhang Portal it acquired from Wuxi Fin-tech, a former minority shareholder of Lianzhang Portal, to our WFOE, LZ Menhu. Considering this transaction, LZ Technology’s board of directors amended the June 2023 Resolutions to change the numbers of Class A and Class B Ordinary Shares allotted and issued to LZ Holdings: (i) from 9,579,248 Class A Ordinary Shares to 9,891,163 Class A Ordinary Shares, and (ii) from 11,807,883 Class B Ordinary Shares to 13,632,068 Class B Ordinary Shares. On May 24, 2024, we issued 311,915 Class A Ordinary Shares and 1,824,185 Class B Ordinary Shares to LZ Holdings. As of May 24, 2024, LZ Technology had 9,901,163 Class A Ordinary Shares, and 56,106,587 Class B Ordinary Shares issued and outstanding.

On July 15, 2024, LZ Technology effected a subdivision of each of its existing issued and unissued Ordinary Shares with a par value of $0.0001 each into four (4) shares with a par value of $0.000025 each. As a result of the Share Subdivision, the authorized share capital of the Company became $50,000 divided into 2,000,000,000 Ordinary Shares, consisting of 80,000,000 Class A Ordinary Shares and 1,920,000,000 Class B Ordinary Shares, with a par value of $0.000025 each. Additionally, the total number of the Company’s issued and outstanding Class A Ordinary Shares increased from 9,901,163 shares to 39,604,652 shares and issued and outstanding Class B Ordinary Shares increased from 56,106,587 shares to 224,426,348. Immediately upon the completion of the Share Subdivision, the shareholders of LZ Technology surrendered a number of Ordinary Shares for no consideration and for cancellation. As a result, upon the completion of the Share Surrender, the total number of issued and outstanding Class A Ordinary Shares of LZ Technology reduced from 39,604,652 to 22,500,000 shares and the total number of issued and outstanding Class B Ordinary Shares was reduced from 224,426,348 to 127,500,000. The ownership percentages of LZ Technology’s shareholders remained the same after the Share Subdivision and Share Surrender.

IPO

On February 28, 2025, we completed our initial public offering of 1,800,000 Class B Ordinary Shares sold at a public offering price of $4.00 per share, or the IPO. The Class B Ordinary Shares offered and sold in the IPO were registered under the Securities Act pursuant to our registration statement on Form F-1 (File No. 333-276234), which was declared effective by the SEC on February 26, 2025. On March 11, 2025, we completed the sale of an additional 270,000 Class B Ordinary Shares at the public offering price of $4.00 per share, pursuant to the full exercise by the underwriters of the over-allotment option granted to them in connection with the IPO.

The Company has adopted its Second Amended and Restated Memorandum and Articles of Association which became effective upon the effectiveness of our IPO registration statement on February 26, 2025.

Corporate Structure

We operate our business through our indirect subsidiaries in China. The following diagram illustrates our corporate structure as of the date of this Annual Report.

Blue Box – LZ Technology, the holding company incorporated in the Cayman Islands, and its Class B Ordinary Shares are traded on Nasdaq.

Orange Boxes – The PRC subsidiaries through which the Company’s operations are conducted.

Our Subsidiaries

As of the date of this Annual Report, LZ Technology has the following subsidiaries:

●	Dongrun Technology Holdings Limited, a wholly owned direct subsidiary, formed on December 5, 2022 under the laws of British Virgin Islands, whose principal activity is investment holding;

●	LZ Digital Technology Group Limited, a wholly owned indirect subsidiary, formed on November 21, 2022 under the laws of Hong Kong, whose principal activity is investment holding;

●	Lianzhang Menhu (Zhejiang) Holding Co., Ltd. (联掌门户（浙江）控股有限公司), or LZ Menhu, the WFOE, a wholly owned indirect subsidiary, formed on May 10, 2023 under PRC laws, whose principal activity is investment holding;

●	Lianzhang Portal Network Technology Co., Ltd (联掌门户网络科技有限公司), or Lianzhang Portal, a 96.85% owned indirect subsidiary, formed on September 10, 2014 under PRC laws, engaged in providing intelligent access control and safety management systems and advertising and promotional services. As of the date of this Annual Report, Wuxi Jiangxi Technology Venture Capital Co., Ltd. owns approximately 3.15% of Lianzhang Portal.

●	LianZhang Media Co., Ltd. (联掌传媒有限责任公司), a wholly owned subsidiary of Lianzhang Portal, formed on January 16, 2018 under PRC laws, engaged in providing advertising, information system integration service, and information technology consulting service;

●	Xiamen LianZhang Culture Media Co., Ltd. (厦门联掌文化传媒有限责任公司), a wholly owned subsidiary of Lianzhang Portal, formed on October 15, 2014 under PRC laws, engaged in advertising, information system integration service, and information technology consulting service;

●	LianZhang New Community Construction Development (Jiangsu) Co., Ltd. (联掌新型社区建设发展（江苏）有限责任公司), an 80% owned subsidiary of Lianzhang Portal, formed on June 21, 2018 under PRC laws, engaged in sales of access control devices and renovation of old residential areas;

●	Xiamen Lianzhanghui Intelligent Technology Co., Ltd. (厦门联掌慧智能技术有限责任公司), a wholly owned subsidiary of Lianzhang Portal, formed on October 31, 2014 under PRC laws, engaged in sales of access control devices and renovation of old residential areas;

●	Xiamen Infinity Network Technology Co., Ltd. (厦门无限主义网络科技有限公司), or Xiamen Infinity, a wholly owned subsidiary of Lianzhang Portal, formed on August 16, 2021 under PRC laws, engaged in social media advertising of experience and grocery products;

●	Xiamen Limited E-commerce Co., Ltd. (厦门有限主义电子商务有限公司), a wholly owned subsidiary of Lianzhang Portal, formed on April 7, 2022 under PRC laws, whose principal activity is investment holding;

●	Lianzhang Life Services Co., Ltd.联掌生活服务有限责任公司,100% owned subsidiary of Lianzhang Portal, formed on September 14, 2023 under PRC laws, engaged in online sales of local experience and grocery products;

●	Lianzhang Digital Technology (Xiamen) Co., Ltd. (联掌数字科技（厦门）有限公司), or Lianzhang Digital Technology, a wholly owned subsidiary of Lianzhang Portal, formed on May 6, 2023 under PRC laws, engaged in system operation and management;

●	Lianzhang Life Services (Xiamen) Co., Ltd. (联掌生活服务（厦门）有限公司), a wholly owned subsidiary of Lianzhang Digital Technology, formed on May 10, 2023 under PRC laws, engaged in online sales of local experience and grocery products;

●	Lianzhang Digital Marketing Planning (Xiamen) Co., Ltd. (联掌数字营销策划（厦门）有限公司), a wholly owned subsidiary of Lianzhang Digital Technology, formed on May 10, 2023 under PRC laws, engaged in advertising and promotional services;

●	Lianzhang (Xiamen) Audiovisual Technology Co., Ltd. 联掌（厦门）视听技术有限责任公司, a 100% owned subsidiary of Lianzhang Digital Technology, formed on May 23, 2024 under PRC laws, engaged in advertising information system integration services and information technology consulting services;

●	Live Well (Xiamen) Network Technology Co., Ltd. (住得好（厦门）网络科技有限公司), a 70% owned subsidiary of Lianzhang Life Services (Xiamen) Co., Ltd., formed on May 12, 2023 under PRC laws, engaged in online sales of local experience and grocery products;

●	Taizhou Quanxiang Network Technology Co., Ltd. (台州圈享网络科技有限公司), a 51% owned subsidiary of Xiamen Infinity, formed on February 23, 2023 under PRC laws, engaged in online sales of local experience and grocery products;

●	Shanghai Lianxian Digital Technology Co., Ltd. (上海联限数字科技有限公司), a 65% owned subsidiary of Xiamen Limited E-commerce Co., Ltd., formed on April 11, 2023 under PRC laws, engaged in engaged in online sales of local experience and grocery products; and

●	Guangzhou Lianzhang Xijiuli Cultural Media Co., Ltd.（广州联掌西久里文化传媒有限公司）, a 51% owned subsidiary of Xiamen Limited E-commerce Co., Ltd., formed on August 16, 2024 under PRC laws, engaged in advertising and promotional services.

4.B. Business Overview

Overview

The Company is an information technology and advertising company. Its operations are organized primarily into three business verticals: (i) Smart Community, (ii) Out-of-Home Advertising, and (iii) Local Life.

In the Smart Community vertical, the Company provides intelligent community building access and safety management systems through access control monitors and vendor-provided SaaS platforms. The Company’s intelligent community access control system makes resident access to properties simpler. As of December 31, 2024, approximately 72,780 of the Company’s access control screens had been installed in over 4,000 residential communities, serving over 2.7 million households.

The Company’s Out-of-Home Advertising vertical offers clients one-stop multi-channel advertising solutions. Capitalizing on the Company’s network of monitors that span approximately 120 cities in China such as Shanghai, Beijing, Guangzhou, Shenzhen, Nanjing, Xiamen, Hefei, Dalian, Ningbo, Chengdu, Hangzhou, Wuhan, Chongqing, Changsha, the Company’s Out-of-Home Advertising services help merchants display advertisements in a variety of formats across its intelligent access control and safety management system. Advertisements are placed on the monitors and within the SaaS software. Residents are exposed to these advertisements each time they enter and exit community buildings or open the SaaS software. This level of visibility serves as a highly effective means of advertising, assisting merchants in effectively promoting their brands and accelerating their product sales. Moreover, the Company partners with other outdoor advertising providers to maximize coverage by placing the advertisements on the partners’ numerous displays in public transportation, hotels and other settings as well as deploying posters at events. This broad approach provides clients with a truly comprehensive out-of-home advertising solution.

In the Local Life vertical, the Company connects local businesses with consumers via online promotions and transactions. With its strong technological capabilities, the Company helps local restaurants, hotels, tourist companies, retail stores, cinemas and other merchants offer deals and coupons to consumers on social media platforms such as WeChat, Douyin (the Chinese version of TikTok) and RedNote. The Local Life vertical bridges the businesses’ need for product sales and promotions and the consumers’ need for dining, shopping, entertainment, tourist attractions and other local services. In addition, deals from local businesses can also be displayed on the access control screens. In this way, clients of the Company’s Local Life services can also reach the Smart Community residents, leveraging the Company’s access control screens’ extensive coverage and high exposure potential. Since early 2023, we have embarked on executing the strategy of deepening engagement with merchants and manufacturers within our Local Life space through facilitating retail sales of diversified goods and services, including beverages, groceries and travel packages.

The Company reports financial results in one segment. Currently, a substantial portion of the Company’s revenues are generated from advertising and promotional activities, namely by the Out-of-Home Advertising and Local Life verticals. Revenues from Smart Community, which mainly consist of product sales of access control devices and service fees, contribute only a small portion to the Company’s total revenues. Thus, the Smart Community revenues are grouped with other miscellaneous revenue sources, such as advertising design and production and social media account operations, under the catch-all category titled “Other Revenues” in the description of the Company’s revenues.

Our Products and Services

Our products and services revolve around advanced smart technology, such as IoT applications and systems, and comprehensive advertising services, designed to provide convenience and enhance business growth.

Smart Community

Our intelligent access control and safety management system, primarily comprising access control monitors and external SaaS software, allows easy access to community buildings for residents and homeowners. Users can view live video feeds and unlock building doors and gates using their smartphones, ensuring no deliveries or visitors are missed. The SaaS software provided by our vendor can seamlessly integrate with other property management systems to provide a comprehensive and efficient user experience. With our intelligent access control and safety management system in place, residents can access community properties with ease while maintaining the security and safety of their communities.

Our access control monitors are deployed in approximately 120 cities in China, including nearly all first and second-tier cities, with a total of approximately 72,780 screens as of December 31, 2024. Such screens cover more than 4,000 residential communities and 2.7 million households in aggregate. Based on an average of 3 people per household (according to the 2018 population data from the National Bureau of Statistics), it is estimated that these screens have already covered more than 8 million people in total.

We offer a seamless and hassle-free user experience with our wireless access control system. This modern access management system includes IoT technology, facial recognition technology and leverages the power of cloud and mobile technology. Based on our fully wireless mesh platform for intelligent building devices, our goal is to make buildings smarter and more convenient.

We market and distribute our intelligent access control and safety management system via various channels including: (i) direct sale of hardware and/or software, (ii) sale of the entire system as turnkey projects, (iii) partnerships with third-party individuals or small businesses, which we refer to as “city partners,” and (iv) participation in competitive bidding organized by property developers as a subcontractor.

When selling hardware directly, we price devices (such as monitors, wall-mounted intercom handsets and access control card dispensers) based on a per unit rate but offer certain discounts to high-volume purchasers. Typically, we provide a two-year warranty on our sold hardware, during which period we offer free repair and maintenance services.

When selling the software, or the entire system as a turnkey project, to residential communities, we provide the initial installation, testing, commissioning and personnel training, as well as ongoing maintenance, upgrades and technical support. In these cases, the contracts, which usually have a term of three to five years, are automatically renewed unless terminated by either party, and we typically only charge a small annual service fee. For turnkey projects, we require the purchaser to make a deposit equal to the cost of the hardware, which will be returned after they cease to use our system. Under both of such models, we have the right and discretion to place advertisements on the monitors.

Clients who purchase our software also include technology solution providers such as cloud computing service providers and automation technology service providers. Under such arrangements, we, acting like subcontractors, help clients install smart community digital platforms for communities they serve. These platforms feature user interfaces, external partner integration, community administrator tools, backend systems, community access control, information posting, equipment management, local service professionals search, online convenience store management, as well as statistics collection and visualization. The clients pay us a fee, typically in several installments, with the last installment due within a period after the software has been tested and accepted. We generally continue to provide maintenance services for certain periods of time post-acceptance and may enter into additional agreements with the client subsequently that grant us the right to place advertisements on such platforms.

Additionally, we deploy our access control and safety management systems through city partners, particularly when entering a new region. As of December 31, 2024, we had 14 city partners in total. These city partners are selected based on their familiarity with the local market and their own resources in the local property management landscape. They have the option to purchase monitors from us, thereby becoming owners of such devices. Regardless of device ownership held by us or city partners, we provide all the software infrastructure for the entire intelligent access control and safety management system through our contracted vendor. We typically establish revenue-sharing arrangements with city partners. The revenue distribution ratio between us and the city partner varies, depending on various factors including, among others, which party secures the advertising order, who owns the monitors and what the performance metric is (based on the number of times the advertisement is broadcast or the product sales). Typically, city partners are also responsible for the monitors’ maintenance and repair. The contracts we enter into with city partners typically have a term of five years, and the parties can discuss whether to renew upon expiration.

Out-of-Home Advertising

The Company’s Out-of-Home Advertising vertical serves as a comprehensive, one-stop solution for multi-channel advertising, providing a blend of convenience and extensive reach to consumers. The Company’s Out-of-Home Advertising serves both local and national businesses. By leveraging the Company’s vast network of monitors in a broad range of geographic locations in China, we offer an advantage for businesses seeking impactful outdoor advertisement placements.

We employ innovative multi-screen interconnectivity technology, allowing advertisements broadcast on monitors to be concurrently displayed on mobile devices. This provides users with the opportunity to interact directly with and gain insights into the products that pique their interest on their personal mobile devices.

Furthermore, our comprehensive Out-of-Home Advertising solution packages offer clients the opportunity to simultaneously showcase their advertisements on displays managed or integrated by our partner outdoor advertising providers. Such partners possess or have access to large quantities of displays in a variety of high-traffic locations such as metros, buses, hotels and other public settings. In addition, our advertising packages also incorporate collaboration with other advertising providers to deploy posters at various events as well as the digital replay of such events on online video-sharing platforms. For accounting purposes, these partner providers are referred to as “subcontractors” or “agents” in recording our revenues and cost of revenues. We have forged strategic alliances with a top-tier search engine (Baidu), and several outdoor advertising providers and media companies such as Xie Lv, East Entertainment, Beijing Vision Interactive Technology Co., Ltd., Xiamen Pupu Culture Co., Ltd., Guangzhou Aipu Digital Media Co., Ltd., Shenzhen Lindao Media Co., Ltd., and Xiamen Dongdi Advertising Co., Ltd. Under these arrangements, we and our strategic partners pool our client bases and collaboratively deliver a comprehensive advertising solution. This joint effort maximizes our reach and offers our clients an effective and far-reaching advertising service. See also “—Customers—Strategic Partnerships” below.

Cooperation with PRC State-Owned Enterprise

To strengthen our competitive position and reduce regulatory risks, we have partnered with Huzhou Wuxing News Media Co., Ltd., a PRC state-owned enterprise (“Wuxing News Media”), to place advertisements.

Lianzhang Portal has entered into that certain Advertising System Transfer and Business Cooperation Agreement with Wuxing News Media and Huzhou Wuxing District Integrated Media Center, a non-profit organization that owns 100% of Wuxing News Media (“Wuxing Media Center”). Wuxing Media Center currently holds the “Information Network Broadcasting Audio-Visual Program License” issued by the Zhejiang Provincial Broadcasting and Television Bureau. This cooperation agreement does not contain an expiration date.

Transfer of Advertising System. Lianzhang Portal agrees to transfer the ownership of its advertising system related to its access control monitors to Wuxing News Media in consideration for RMB200,000 (approximately $28,169). Lianzhang Portal guarantees that such ownership is complete and free from any disputes and encumbrances. Lianzhang Portal shall provide Wuxing News Media with the Software System Design and User Manual and other related documents to facilitate Wuxing News Media’s management and operation of the advertising system.

Advertising Business Operation Cooperation. (i) Wuxing News Media shall be responsible for the operation and management of the advertising system, including but not limited to the production, transmission and updating of advertising content, collaboration with third parties for advertisements placement, and connection with third-party devices; (ii) Wuxing News Media has the right to choose a cloud server to install the advertising system and reset the back-end login account and password with Lianzhang Portal’s assistance. Once these tasks are completed, Lianzhang Portal will no longer be able and has no right to access the advertising system; (iii) Lianzhang Portal will not be involved in the operation or management of the advertising system. If Lianzhang Portal needs to place advertisements, it shall sign a separate advertisement placement agreement with Wuxing News Media, and Lianzhang Portal must submit the advertising materials to Wuxing News Media for content review before the placement. Wuxing News Media is responsible for placing advertisements; and (iv) If Wuxing News Media cooperates with a third party and needs to connect the advertising system software with third-party hardware, Lianzhang Portal may provide technical support and charge a discounted service fee.

Lianzhang Portal agreed to pay Wuxing News Media RMB400,000 (approximately $56,339) for services provided by Wuxing News Media in 2024. Lianzhang Portal and Wuxing News Media will negotiate next year’s pricing based on the number of advertisements actually placed this year.

Local Life

In the Company’s Local Life vertical, we provide a vibrant connection between local businesses and consumers through online promotions and transactions. Relying on our advanced technological capabilities, we enable a diverse range of merchants—restaurants, hotels, tourist companies, retail stores, cinemas, and other businesses—to offer group deals, discounts, and coupons to consumers on social media platforms as well as our Smart Community’s intelligent access control and safety management system.

We work with certain WeChat mini programs to post the coupons and group deals on these applications. Users can easily browse through a plethora of options, finding discounted products and services that suit their needs. Through these placed deals, merchants can access a wide audience and potential repeat customers cost-effectively, while consumers can enjoy a convenient shopping experience with attractive deals for dining, transportation, travel, shopping and entertainment.

In addition, the Company’s Local Life services involve placing merchant discount coupons and group deals within various formats such as in short videos, live streaming and mini programs of other social media platforms like Douyin, as well as publishing advertorial on our WeChat public accounts “Eat, Drink, Play and Enjoy Fuzhou” (吃喝玩乐福州) and “Explore the Tastes of Xiamen” (寻味大厦门).

In the Local Life vertical, for the years ended December 31, 2022 and 2023, our revenues mainly consisted of commission fees earned based on the value of purchases made through the coupon links placed by us, the number of times consumers click on these links, or other performance metrics. For the year ended December 31, 2024, our revenue was primarily derived from bridging business-to-business (B2B) transactions through product sales and promotional services, as well as facilitating consumer-orientated activities such as dining, shopping, entertainment, and tourism.

Since early 2023, we have started to execute the strategy of deepening engagement with merchants and manufacturers within our Local Life space through facilitating retail sales of diversified goods and services, including beverages, groceries and travel packages. As the initial step, in the first half of 2023, we began selling homestays to local and national travel agencies and companies, and wines, liquors, fruits, vegetables and other groceries to retailers with diverse sales channels. We procure these services and goods from reliable upstream suppliers and aim to develop long-term supply chain partnerships with them. We have engaged in exhibitions, training and other events and participated in activities organized by trade associations to acquire customers and expand networks for this Local Life – Retail Sales business. Additionally, some of the customers are obtained through referrals and advertising on our access control screens. Our next step is to broaden our Local Life – Retail Sales’ customer base to include direct consumers and residents. We envision that our Local Life vertical will offer tailored products and services to a wide range of age groups, including (i) individuals under 30 with a penchant for local experiences; (ii) those aged 30~60 seeking household products and groceries; (iii) the 60~80 demographic interested in travel packages; and (iv) seniors over 80 looking for home health and elderly care services. We expect to further penetrate this market by fostering a Local Life platform that bridges merchants and manufacturers with consumers efficiently. This platform will not only offer access to high-quality, competitively priced goods and services but will also integrate our robust advertising capabilities to enhance visibility for our partner merchants and manufacturers. We plan to utilize advanced technology to refine our marketing strategies, ensuring a personalized and effective reach to various customer segments.

Xiamen Infinity has entered into a Platform Service Agreement with Henduoka, pursuant to which Henduoka utilizes Quanxiang WeChat Mini Program, Douyin and other social media platforms to help list and publish the products and services of merchant customers, collect payments and provide other technical services for Xiamen Infinity. The Platform Service Agreement has a term from December 1, 2022 to November 30, 2025 which will terminate automatically on the expiration date, November 30, 2025, unless the rights and obligations of the parties are not fully performed by such date. The parties may negotiate the renewal of the agreement within one month before the expiration date. For services provided, Xiamen Infinity shall pay Henduoka a platform service fee equal to 1.5% of verified gross merchandise value (GMV) of products sold, settled on a monthly basis. The foregoing summary of the terms of the Platform Service Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the agreement, the English translation of which is filed as an exhibit to this Annual Report. See also “Item 3.D. Risk Factors—Risks Related to Our Business and Industry—The Company has engaged in transactions with related parties, and terms obtained or consideration that it paid in connection with these transactions may not be comparable to terms available or the amounts that would be paid in arm’s length transactions..”

A Summary of Cooperation Models with Advertising Media Platforms

The cooperation models between the Company and advertising media platforms are as follows:

Cooperation Model	Specific Cooperation Mechanism
Advertising using smart community access control monitors	Upon receiving a client’s request for advertising placement, the Company publishes the advertisement through Huzhou Wuxing News Media Co., Ltd. See “—Cooperation with PRC State-Owned Enterprise” below.
Advertisements placed through SaaS software platforms

Upon receiving a client’s request for advertising placement, the Company publishes the advertisement through the SaaS software platform provider Henduoka.

Pursuant to the Platform Service Agreement between the Company and Henduoka, Henduoka provides SaaS software for the Company’s intelligent access control and safety management system. Additionally, the Company can also place online digital advertisements through the SAAS software. Upon receiving a client’s placement request, the Company will notify Henduoka of the placement request, and Henduoka then completes the advertisement placements through its SaaS software per the Company’s instructions.

Outdoor advertising through display partners, i.e. subcontractors

Upon receiving a client’s request for advertising placement, the Company places the advertisement through display partners.

The Company has entered into cooperation agreements and/or advertisement placement agreements with display partners. See “—Customers” below. Upon receiving a client’s advertising request, the Company will place an order with the partner detailing the required content, format, location, duration, price, etc., of the placement. The partner then publishes the advertisement according to the order on its displays.

Our Revenue Model

Currently, our primary source of revenue derives from advertising and other promotional activities, and as such, our revenue model revolves around the Out-of-Home Advertising and Local Life verticals. Revenues from various other sources, including from the Smart Community vertical, are classified under a third catch-all category titled “Other Revenues”. See also “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Key Components of Our Results of Operations—Revenues.”

Among the “Other Revenues,” the following are the main types of offerings and services constituting this third category.

Advertising Design and Production. Our team assists clients in designing and producing promotional materials, such as images, posts, headlines, and videos. For advertising production projects, we handle all stages from establishing filming schedules and planning content, to shooting and editing video content.

Smart Community. Smart Community serves as a core offering and investment area of the Company but has not been a significant source of revenue. Revenues from Smart Community offerings primarily include (i) product sales of access control devices, (ii) service fees for providing the SaaS software or the entire access control system, and (iii) payments from property management for posting announcements, residents’ submitting repair requests, suggestions and reports, collecting home owners association fees and other functions.

Our Competitive Strengths

We distinguish ourselves through the following competitive strengths:

Strong branding effect

Built on existing communities, we continue to expand our network of access control screens by seizing opportunities in the urban renewal market. By collaborating with property managers and developers, we are solidifying our position in this segmented field.

Robust Research and Development capabilities

We have a dedicated research and development team responsible for constructing and maintaining our devices and hardware system, as well as developing new products and features. This team, with extensive experience in discerning IoT smart technology requirements, spearheading product innovation and carrying out technical implementation, ensures ongoing solutions to challenges and consistent upgrades to our technology infrastructure.

Experienced leadership team

The founders of our team have successful entrepreneurial experiences. The founder and Chairman, Andong Zhang, is an expert in intelligent construction designated by the Ministry of Housing and Urban-Rural Development and a distinguished entrepreneur in China. Mr. Zhang is responsible for overall company strategy, positioning, and operational management. Prior to founding the Company, Mr. Zhang founded Qiushi, our hardware supplier and a company engaged in manufacturing monitors and other IoT products. As a model company in the IoT industry, Qiushi received multiple site-visits from industrial associations and governmental officials. With years of deep involvement in intelligent digital technology, products and services, Mr. Zhang has amassed a wealth of industry resources and developed strategic acumen. Since our establishment in 2014, we have broadened our offerings beyond access control systems and related advertising to provide comprehensive advertising packages to clients. This strategic diversification leverages our robust technological capabilities and our strategic alliances with partner outdoor advertising providers to deliver superior value to our clients.

Mature business model

The Company’s three business verticals—Smart Community, Out-of-Home Advertising and Local Life—possess a potent synergy. The growth in one vertical can drive improvements in others. Our Smart Community provides crucial access points. These resources benefit our Out-of-Home Advertising by offering an invaluable advertising platform, At the same time, our Local Life services leverage Smart Community’s access points and network to amplify reach and enhance effectiveness. As the number of access control screens increases in Smart Community, the sales volume and bargaining power of our Out-of-Home Advertising grow. Our Local Life vertical complements our Out-of-Home Advertising by providing social media advertising and promotional services. By capitalizing on our operational and technological capabilities, the Company has connected these three sectors within the community landscape, creating a flywheel effect where 1+1+1 > 3 and achieving a more resilient business model.

Integration of solutions from various suppliers

The Company aggregates and empowers other outdoor advertising platforms, such as screens in public transportation, building elevators and hotel rooms, as well as advertising opportunities in offline events and activities. We provide customers with integrated multi-channel marketing solutions and precise programmatic delivery. Based on specific customer needs, we can offer tailored advertising planning and broadcasting solutions, using a mix of multi-scene out-of-home advertising, poster displays in events and social media marketing. Through strategic collaborations with other advertising providers and resource owners, we deliver comprehensive and effective advertising services to our clients, helping them achieve maximum brand promotion and product success, truly integrating brand visibility and effectiveness.

Favorable marketing ecosystem

Our meticulously planned and executed marketing efforts have forged a robust alliance within the out-of-home advertising industry that pools customer bases. In addition, by employing a model that combines our in-house marketing team with third-party city partners, we continually expand into new strategic cities, enabling us to maintain a solid position in the Smart Community field while simultaneously expanding our advertising platform.

Our Growth Strategies

We plan to pursue the following strategies to grow our business:

Solidify our industry position.

We intend to continue expanding our marketing efforts to increase awareness of our offerings and brand, aiming to attract new buyers of our intelligent access control and safety management systems and recruit additional city partners. We plan to conduct further regional expansions in 2024, in order to strategically enhance our geographic coverage. In addition, we are committed to the continual development and innovation of our content, service offerings, hardware and software development and integration capabilities, which forms our core competitiveness in penetrating existing and new markets.

Enhance our ability to attract, incentivize and retain merchant customers.

We aim to further enhance our offerings to attract and retain merchant customers. Leveraging our technological capabilities and network of access control screens, our Local Life vertical bridges residents’ needs for convenient selection and purchase of reliable and competitively priced products and services and merchants’ demands for effective product and service promotion. Recognizing the vast sales potential in the residential community landscape, we plan to deepen our engagement with merchants and manufacturers within our Local Life space. We intend to enable them to offer home delivery services for household supplies and food, coordinate flight and train tickets, hotel accommodation and admission tickets for residents, and present top deals from leading e-commerce platforms. We have started to execute this strategy since the beginning of 2023. We intend to utilize our integrated multi-channel advertising solutions to provide promotional services to merchants and manufacturers that focus on improving their sales performance. At the same time, we provide community households with easy access to high-quality and low-cost products and services, which attracts more communities to join our Smart Community platform, expanding both the audience scope and the marketing resources of the platform. To achieve this, we will continuously refine our business model.

Expand into overseas markets.

We plan to apply the Company’s model beyond China, targeting foreign markets. The overseas community access control markets show positive trends in technological innovation and demand for security and intelligence, despite regional differences. With the increasing need for safety and convenience, we project completion of our overseas market expansion within the next 3-5 years.

Marketing and Sales

The Company’s marketing and sales efforts have focused on (i) increasing the number of monitors, (ii) engaging and retaining merchant customers, and (iii) integrating its screens with those of other providers.

Installing Screens

As of December 31, 2024, the Company had installed approximately 72,780 monitors, covering more than 2.7 million households, 4,000 communities that include almost all first and second-tier cities in China. We utilize the following strategies in expanding our monitors’ geographical coverage: (i) direct sales of hardware and/or software, (ii) turnkey projects, (iii) partnerships with city partners, and (iv) participation in competitive bidding organized by property developers as a subcontractor. The approach of utilizing city partners takes advantage of local knowledge, a key element in achieving success in a new market. Local city partners are well-positioned to provide valuable insights into the city’s unique needs, demands, and opportunities. We incentivize city partners through revenue sharing arrangements and provide constant support and training including guidance on how to secure local advertising opportunities.

Recruiting Customers

Our Smart Community clients are attracted by our business model and success stories from other cities. Once on board, they play an active role in community resource development and management. Our Out-of-Home Advertising clients are usually specific to the cities we serve and are introduced through industry events, referrals from existing clients and alliances with other outdoor advertising agencies and media companies. At the same time, we join forces with these agencies and media companies to deliver comprehensive advertising solutions. With more than 4,000 communities we serve now, our Local Life vertical has increasingly focused on manufacturers. This shift aligns with residents’ needs for necessities and household supplies. We plan to directly engage high-quality suppliers and producers, aiming to facilitate large-scale sales.

Screen Integration

We have made efforts to partner with other advertising agencies and platforms. This enables us to share customer bases and deliver a comprehensive advertising solution to customers. Our ability to integrate advertising resources from multiple channels constitutes a key competitive advantage of our business. Through screen integration, our customers’ advertisements are displayed across a variety of scenes as part of our all-inclusive packages. We are continuously striving to establish partnerships with additional advertising platforms and providers to further enhance our advertising service packages. This intra-industry cooperation proves to be a cost-efficient strategy for increasing our brand awareness as well as the visibility, reach and effectiveness of the advertisements we manage.

Customers

Our customers base includes the following main categories: (i) advertising agencies and media companies, (ii) merchants, including both local and national businesses such as restaurants, hotels, tourist companies, retail stores and cinemas, and various product producers, (iii) property development and management companies, and (iv) retailers.

We employ a multi-faceted approach to acquiring our customers through our sales representatives, industry associations, existing clients and strategic partners. Some clients reach out to us, drawn by our strong reputation. In building relations with clients, we follow principles that emphasize jointly resource building, resource sharing, profit sharing and a dedication to growing user base via positive user experiences.

For the years ended December 31, 2022, 2023 and 2024, the Company has a total of 247, 255 and 264 customers, respectively, who entered into contracts with the Company to purchase the Company’s products and services. We may rely on a small number of customers for a significant portion of our revenues. For the years ended December 31, 2022, the customers who individually accounted for at least 10% of the Company’s revenues collectively made up 84.4%. For the year ended December 31, 2023, no individual customer accounted for 10% or more of the Company’s total revenues. For the year ended December 31, 2024, the customers who individually accounted for at least 10% of the Company’s revenues collectively made up 11.5%. The top three customers who accounted for 84.4% of the Company’s revenue in 2022 were Xie Lv (31.8%), East Entertainment (27.8%) and Beijing Baidu Netcom Science and Technology Co., Ltd (“Baidu”) (24.8%). Our top three customers during the year ended December 31, 2023 were Jiangxi Ctrip Digital Media Technology Co., Ltd.  (“Jiangxi Xie Lv”) (9.5%), Shenzhen Qianhai Spark Society Data Media Co., Ltd. (“Spark Society”) (8.6%), and Baidu (6.4%). As of December 31, 2024, our top three customers were Xiamen Liubentu Culture & Media Co., Ltd. (11.5%), Xiamen Yixingge Travel Service Co., Ltd. (8.9%), and Yuegang Online (Shenzhen) Technology Co., Ltd. (8.1%). As of December 31, 2024, our top customers were located in Fujian province, Guangdong province, Jiangxi province and Beijing city.

Strategic Partnerships

Screen integration and intra-industry alliances constitute a key competitive strength of our business. Such alliances and resource-sharing practices are built on strategic cooperation framework agreements we have entered into with other advertising agencies and media companies such as Xie Lv and East Entertainment. For specific cooperation projects, we may enter into additional separate advertisement placement agreement that sets forth the project term, collaboration methods, price and payment. Under such advertisement placement agreements, we will be jointly liable for the services of the subcontractors, which comprise activities such as placing the client’s advertisements on the subcontractor’s screens. One of our top customers is Baidu, the leading Chinese search engine. We are a party to the Baidu Screen Integration Promotion and Cooperation Agreement, pursuant to which Baidu’s advertisers place advertisements on our monitors through real time bidding (RTB) and contractual modes. For a description of material terms of our agreements with Xie Lv, East Entertainment and Baidu, please see “—Major Customers” below.

Major Customers

Our major customers have included Xie Lv, East Entertainment, and Baidu, among others. We have entered into a Strategic Cooperation Framework Agreement with Xie Lv that does not contain an expiration date. We also have a Strategic Collaboration Framework Agreement with East Entertainment, which is identical in material aspects to the framework agreement with Xie Lv and does not contain an expiration date. Additionally, we sign separate Advertising Placement Agreements with East Entertainment for specific projects. Since 2022, we have entered into the Baidu Screen Integration Promotion and Cooperation Agreement with Baidu on an annual basis, using the same form. Below is a summary of material terms of the agreements we have entered into with them. Such summary does not purport to be complete and is qualified in its entirety by reference to the text of such agreements or their forms, the English translation of which are filed as exhibits to this Annual Report.

Strategic Cooperation Framework Agreement with Xie Lv

Xie Lv is a Chinese company that provides multi-scenario marketing services with a focus on the hospitality scene. On June 5, 2022, the Company entered into a Strategic Cooperation Framework Agreement with Xie Lv, pursuant to which the Company and Xie Lv established a collaborative arrangement whereby both parties agreed to exchange advertising resources and mutually refer advertising placements to each other. This Strategic Cooperation Framework Agreement does not specify a fixed term, allowing for termination through mutual discussion. In the event of termination, both parties shall continue outstanding projects until their completion, unless both parties mutually decide to terminate such projects early. This agreement does not provide for any minimum purchase requirements.

Advertising Placement Agreement with East Entertainment

East Entertainment is an integrated entertainment media company in China with partnerships with brands, artists and social media influencers. We entered into Advertising Placement Agreements with East Entertainment in 2022 and 2023. The 2022 Advertising Placement Agreement with East Entertainment was effective from May 23, 2022, to December 26, 2022 (the “2022 EE Agreement”), and the 2023 Advertising Placement Agreement with East Entertainment was effective from February 15, 2023 to September 30, 2023 (the “2023 EE Agreement”). If there were outstanding obligations for either party as of the expiration date, the agreement should continue in effect until such obligations are fulfilled. The parties shall negotiate the renewal of the agreement one month before the expiration date.

Under the 2022 EE Agreement, East Entertainment agreed to purchase advertisement placements from the Company for a total price of RMB46 million. Under the 2023 EE Agreement, East Entertainment agreed to purchase advertisement placements from the Company for a total price of RMB30 million. The Company had the right to subcontract or reassign tasks but shall remain accountable for any actions taken by subcontractors. The Company was required to act as the chief planner and executor of the advertising placements on behalf of East Entertainment. The parties agreed to a monthly settlement schedule and East Entertainment shall make payments within three (3) months after placing the respective advertisement.

Under such agreements, East Entertainment was responsible for furnishing the advertisement content, and the Company had the right to review and approve. The advertisement content provided by East Entertainment must be true and legal and comply with applicable laws and regulations. East Entertainment shall have the authorization to publish such content. East Entertainment should provide all the pertinent documentation associated with the advertisements, such as business license, trademark registration certificate, production permit, food distribution permit, etc. Moreover, East Entertainment must ensure that the advertisement content does not infringe on any third-party rights. The Company should publish the advertisements in accordance with agreed-upon terms and monitor them after their publication. If there are any delays in the publication due to unforeseen circumstances from either side, both parties can mutually agree on an extension based on the agreement’s terms.

If the date and position of any advertisement were different from those stipulated in the agreement due to non-force majeure factors, East Entertainment shall compensate the Company and reschedule the publication accordingly.

In the event of any dispute arising from this agreement, the parties shall endeavor to resolve the dispute amicably through friendly negotiations. If negotiations fail to resolve the dispute, either party may bring the matter to the competent people’s court in the jurisdiction where the plaintiff is located. This agreement also provides for customary confidentiality provisions.

Additionally, the Company, through its subsidiary Lianzhang Media, has entered into a Strategic Collaboration Framework Agreement with East Entertainment, dated March 1, 2022. This framework agreement is identical in material aspects to the framework agreement we entered into with Xie Lv and does not contain an expiration date.

Baidu Screen Integration Promotion and Cooperation Agreement

The agreement with Baidu in 2022 provides that the collaboration period commenced on January 1, 2022 and ended on December 31, 2022. The agreement with Baidu in 2023 provides that the collaboration period commenced on January 1, 2023 and ended on December 31, 2023. The agreement with Baidu in 2024 provides that the collaboration period commenced on January 1, 2024 and ended on December 31, 2024. The agreement with Baidu in 2025 provides that the collaboration period commenced on January 1, 2025 and ended on December 31, 2025.

Collaboration approach and modes. The Company offers all offline screen advertising spaces to Baidu’s advertisers, encompassing current and future screens and slots unless Baidu specifies otherwise. Collaboration modes include (1) RTB Mode, which uses Baidu’s platform for real-time bidding to place advertisements on offline screens, billing via cost per mille (CPM); (2) Contract Mode, which offers fixed placements, billing via CPM, CPT, or other methods specified in supplementary agreements or Baidu’s platform backend; and (3) Other modes to be detailed later. To end collaboration, the Company must cease using Baidu’s systems; continued use signifies ongoing collaboration.

Baidu’s Rights and Obligations. Baidu oversees the operation and maintenance of technical codes related to the collaboration. Advertisers working with Baidu should provide promotional content, ensuring it complies with Chinese laws. If an advertiser breaches these laws, the Company can notify the advertiser and seek corrections, with damages claimable from the breaching advertiser. Baidu should deploy a dedicated team to guarantee smooth collaboration. Baidu will provide a transparent statistical system under the RTB Mode and have the authority to conduct anti-cheating checks based on their own data and statistics. While Baidu will not reveal all aspects of its anti-cheating mechanism to protect trade secrets, it should ensure fairness in its determinations, offering an appeal system for accused parties. Baidu can also monitor and assess the Company’s advertisement quality and quantity, issuing notices for underperformance. Baidu can adjust service prices and content, notifying the Company two weeks in advance in writing. If unsatisfied, the Company can terminate the agreement within two weeks of receiving such notices from Baidu. Baidu shall have the discretion to delegate some obligations to its affiliated enterprises.

Company’s Rights and Obligations. The Company shall maintain legal qualifications for its offline screens, ensuring its screens do not display content violating national laws or moral norms. The Company is accountable for ensuring the promotional traffic from its screens is legitimate, authentic, and consistent with the agreement’s objectives, and should offer Baidu proof of advertisements reaching targeted audience. Violations of this requirement constitute a fundamental breach, and Baidu has the right to reduce remuneration or even terminate the agreement. The Company must embed Baidu’s technical codes in their offline displays and shall assign a dedicated team to ensure smooth collaboration with Baidu. The Company shall not alter Baidu’s functionalities or content, nor misuse or share them with third parties. The Company should play a proactive role in promoting the collaboration and maximizing collaborative benefits. Technical glitches that arise during collaboration should be addressed by mutual discussion. The Company shall assure that all necessary administrative approvals are in place, all data transmitted to Baidu is legal, and when handling personal data, user consent has been explicitly obtained. The Company’s advertisement requests, offline screens and advertisement placements should be genuine, legal and valid. Under the Contract Mode, Baidu expects a comprehensive written report within three (3) days after the performance of each contract, and can request further evidence up to 90 days following the termination of such contract.

Revenue Distribution. Both parties shall settle revenue generated from displayed or clicked-on promotional content in accordance with Baidu’s guidelines. Each party bears its own expenses, such as development costs. Revenue from the API collaboration is settled based on factors like placement quality, traffic nature, value to Baidu, collaboration form and length, by reference to Baidu’s backend data. The Company shall either accept Baidu’s settlement policy or terminate the agreement, and the Company is responsible for taxes on such revenue. The settlement price/ratio is chosen based on the billing mode, with the opportunity to discuss adjustments between Baidu and the Company semi-annually or quarterly. Adjustments will be finalized through supplementary agreements established via email. For monthly settlements, the Company must upload placement information to Baidu’s platform timely. Baidu’s settlements are made before the 1st of each calendar month, based on agreed-upon standards for the previous month. If the Company has issues with the settlement, it must communicate in writing to Baidu within three (3) days after receiving Baidu’s data. Absent objections, the Company must send an invoice within the first five (5) working days of each month, and Baidu shall pay the invoice by the 30th of the month. Without clear evidence from an accredited institution proving errors, Baidu’s data shall be used.

Dispute and Early Termination. In the event of a dispute arising out of the agreement, both parties shall first seek resolutions via amicable negotiations. If negotiations fail, the dispute shall be submitted to the People’s Court of Haidian District, Beijing. The agreement can be terminated by either party upon fifteen (15) days’ written notice under any of the following circumstances: (i) if the other party is subject to liquidation, dissolution or bankruptcy, (ii) if the other party’s overdue debts amount to 50% of its net assets, or its bankruptcy proceeding has continued for three months, and (iii) if the Company adjusts its screens for its overall product plan, which makes it unable to continue to perform the agreement, the Company shall notify Baidu in writing ten (10) working days in advance of terminating the agreement, and the agreement will terminate after confirmation by Baidu. An early termination will not affect outstanding settlements, prior payment obligations, or other rights and obligations occurring before termination, unless otherwise specified in the agreement.

The agreement also contains customary representations, warranties and confidentiality provisions.

Suppliers

We do not manufacture but instead procure our access control hardware such as monitors, smart speakers, intercom handsets and access control card dispensers from an affiliated manufacturer, Xiamen Qiushi Intelligent Network Equipment Co., Ltd, a company of the Qiushi Group founded and controlled by our Chairman, Mr. Andong Zhang. We believe the terms under which we purchase hardware from Qiushi are comparable to what we would have obtained through third-party suppliers. Despite the fact that Qiushi is currently our sole supplier of hardware, we believe that, if needed, additional or alternative suppliers would be available, and we own all the core software technologies related to such hardware.

We have engaged Henduoka, a related party, to provide the SaaS software infrastructure of the intelligent access control and safety management system, pursuant to that certain Business Cooperation Agreement. Material terms of the Business Cooperation Agreement include, without limitation, as follows:

●	Term. January 1, 2023 to December 31, 2025. The agreement will automatically terminate on the expiration date, December 31, 2025, provided that if the rights and obligations of the parties are not fully performed by such date, the agreement shall be extended until both parties have fully performed such rights and obligations. The parties may negotiate the renewal of the agreement within one month before the expiration date.

●	Cooperation Matter. Lianzhang Portal engages Henduoka to provide SaaS software services and back-end management system for community properties that utilize Lianzhang Portal’s intelligent access control and safety management system. Henduoka shall ensure the provided services function properly and provide relevant operational guidance.

●	Fee. Lianzhang Portal shall pay a fee equal to the product of (i) the number of communities actively using the provided software, multiplied by (ii) RMB100, on a quarterly basis.

●	Dispute Resolution. The governing law is PRC laws. If negotiation fails to resolve, any disputes arising out of this agreement shall be heard and determined by the competent People’s Court in Siming District, Xiamen City.

The agreement also contains customary representations and warranties and other customary terms and conditions. This summary of the terms of the Business Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the agreement, the English translation of which is filed as an exhibit to this Annual Report. See also “Item 3.D. Risk Factors—Risks Related to Our Business and Industry—The Company has engaged in transactions with related parties, and terms obtained or consideration that it paid in connection with these transactions may not be comparable to terms available or the amounts that would be paid in arm’s length transactions.”

As our Local Life – Retail Sales business develops, we have sourced beverages, groceries and travel packages from various upstream suppliers. Currently, these suppliers primarily comprise large wholesalers, trading companies and manufacturers who have the capacity to provide a long-term, stable supply of goods and services.

Competition

The community building access control, out-of-home advertising and consumer service e-commerce sectors are rapidly evolving and competitive, with many potential competitors. As a result, we face competition from a range of competitors. We believe that, in the community building access control sector, our primary competitors include Shenzhen Ban Life Technology Co., Ltd., Guangzhou Heli Zhengtong Information Technology Co., Ltd., and Shenzhen Qinlin Technology Co., Ltd.; in the out-of-home advertising sector, our primary competitors include Focus Media and XinChao Media; and in the consumer service e-commerce market, our primary competitors include QianQian HuiShengHuo and LianLian Zhoubianyou.

We believe that we are strategically well-positioned in these sectors, and we compete with others favorably based on our advanced access control system, the synergy and efficiency across our Smart Community, Out-of-Home Advertising and Local Life verticals, our strong research and development capabilities, mature business model and experienced leadership team.

Intellectual Property

Intellectual property and proprietary rights are critical to the success of our business. We rely on a combination of patent, copyright, trademark, and trade secret laws in China, as well as license agreements, confidentiality procedures, non-disclosure agreements, and other contractual protections, to establish and protect our intellectual property and proprietary rights, including our proprietary technology, software, know-how, and brand.

We spend a significant amount of time and resources on research and development efforts. During the fiscal years ended December 31, 2022, 2023 and 2024, we spent RMB6.9 million, RMB5.5 million ($0.75 million) and RMB4.5 ($0.62 million) on research and development, respectively.

Copyrights.

As of June 13, 2025, we had the following 60 registered software copyrights with the PRC National Copyright Administration. Copyright protection is granted in the PRC. Under the PRC Copyright Law and the Regulations on the Protection of Computer Software, the term of protection for copyrighted software of legal persons is 50 years and ends on December 31 of the 50th year from the software’s initial release.

Category	Registration Number (Initial Release Year)
Comprehensive Platform	● 2016SR268483 (2016)
Access Control Devices	● 2015SR066819 (2014) ● 2022SR1550431 (2022)*
Access Control App	● 2015SR068606 (2014) ● 2015SR108146 (2014) ● 2020SR0123158 (2019) ● 2022SR1550543 (2022)* ● 2022SR1550542 (2022)*
Indoor Unit	● 2020SR0123042 (2019) ● 2020SR0229048 (2019) ● 2022SR0396141 (2022) ● 2025SR0072679 (2024)
Property Management Equipment	● 2020SR0122771 (2019) ● 2020SR0228850 (2019)
Neighborhood

●2020SR0123154 (2019)

● 2020SR0123302 (2019)

● 2020SR0123286 (2019)

● 2020SR0123146 (2019)

● 2020SR0123150 (2019)

● 2018SR923164 (2018)

● 2020SR0132877 (2019)

● 2020SR0132883 (2019)

● 2018SR923171 (2018)

● 2018SR923176 (2018)

O2O (Online to Offline)	● 2020SR0123298 (2019) ● 2020SR0123294 (2019) ● 2020SR0123030 (2019) ● 2020SR0132887 (2019) ● 2020SR0132891 (2019) ● 2017SR677213 (2017)
Smart Community	● 2020SR0123163 (2019) ● 2021SR1811945 (2021)*
Online Mall	● 2017SR087426 (2016) ● 2020SR0123290 (2019)
Advertising	● 2015SR068609 (2014) ● 2016SR220719 (2016) ● 2019SR0698155 (2018) ● 2020SR0132983 (2019) ● 2023SR0988844 (2023)* ● 2024SR0233767 (2023) ● 2024SR1330039 (2024） ● 2024SR1271103 (2024）
Repair and Maintenance Tools	● 2020SR0123114 (2019) ● 2020SR0123167 (2019) ● 2017SR676256 (2017) ● 2017SR677175 (2017) ● 2023SR0510595 (2023)*
Access Control Platform	● 2016SR107828 (2016) ● 2016SR124541 (2016) ● 2021SR0042407 (2020) ● 2025SR0072671 (2024)
Facial Recognition	● 2019SR0698077 (2018)
Watermelon Lease	● 2021SR0024505 (2020) ● 2021SR0024586 (2020) ● 2021SR1811911 (2021) ● 2021SR1811944 (2021)
Panda Visitor	● 2021SR0024579 (2020) ● 2024SR0247004 (2023)
Door Open, Money In	● 2021SR1811920 (2021)
Neighborhood Help	● 2024SR1121678 (2024)

*	Initial release date information is not shown on the copyright certificate, so the software’s development completion date is used instead.

Patents

Patents in the PRC are principally protected under the Patent Law of the PRC. The duration of a patent right is 10 years, 15 years, or 20 years from the date of application, depending on the type of patent right. As of June 13, 2025, the Company owned a total of 4 patents in force.

Title	Type	Filing Date	Status	Issue Date	Patent No.
A mechanism that enables mobile interconnectivity for visual intercom building advertising units (一种实现移动互联可视对讲楼宇广告单元机)	Utility Patent	February 11, 2015	Issued	July 8, 2015	ZL 2015 2 0097548.2
A card reader template compatible with multiple smart cards (一种兼容多智能卡的读卡模板)	Utility Patent	May 14, 2015	Issued	September 9, 2015	ZL 2015 2 0310231.2
Mechanism for an advertising unit machine (一种广告单元机机构)	Utility Patent	May 5, 2015	Issued	September 9, 2015	ZL 2015 2 0282712.7
A smart sticker card that serves as a mobile companion (一种手机伴侣智能贴卡)	Utility Patent	June 11, 2015	Issued	September 23, 2015	ZL 2015 2 0399999.1

Trademarks

The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Registered trademarks are protected under the Trademark Law of the PRC and related rules and regulations. Trademarks are registered with the Trademark Office of the State Administration for Industry and Commerce (SAIC). Where registration is sought for a trademark that is identical or similar to another trademark which has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of such trademark may be rejected. Trademark registrations are effective for a renewable ten-year period, unless otherwise revoked. As of June 13, 2025, the Company owned a total of 14 registered trademarks.

Trademark	Class	Application Date	Registration Number	Registration Date	Valid Until
	9	2015/9/8	17845027	2016-10-21	2026/10/20
	11	2015/9/8	17844633	2016-10-14	2026/10/13
	35	2015/9/8	17845187	2016-10-21	2026/10/20
	37	2015/9/8	17845387	2016-10-14	2026/10/13
	41	2015/9/8	17845352	2016-10-21	2026/10/20
	42	2015/9/8	17844940	2016-10-14	2026/10/13
	45	2015/9/8	17845545	2016-10-14	2026/10/13
	11	2015/9/16	17914992	2016-10-28	2026/10/27
	35	2015/9/16	17915065	2017-12-28	2027/12/27
	37	2015/9/16	17915227	2016-10-28	2026/10/27
	38	2015/9/16	17915324	2016-10-28	2026/10/27
	41	2015/9/17	17918133	2017-08-28	2027/8/27
	45	2015/9/17	17918291	2016-10-28	2026/10/27
	38	2020/07/10	47997415	2021-02-28	2031/02/27

Seasonality

As the Company relies on advertising income for a large portion of its revenues, the financial results have demonstrated a seasonal pattern, with higher sales in the third and fourth quarters. The peak periods of business occur in September and October, coinciding with the Mid-Autumn Festival and National Day holidays in China, during which many sectors experience a surge in sales.

Businesses in industries such as food (with mooncakes, souvenirs, and other products being popular items during the Mid-Autumn Festival), tobacco and alcohol beverage (in high demand as gifts during holidays), dining, scenic spots (recognized as hot-selling seasons during “Golden September and Silver October”), automobiles (a peak season for car upgrading and replacements), home furnishing (favorable weather for decoration during September and October) and others, allocate significant portions of their advertising budgets to the third and fourth quarters to seize the opportunity for sales growth.

Insurance

As of December 31, 2024, the Company’s PRC subsidiaries the Company’s PRC subsidiaries paid adequate social insurance contributions for all of their employees, either through third-party human resource service companies or by themselves directly, but did not pay sufficient housing fund contributions. As of December 31, 2022, 2023, and 2024, we estimate that our outstanding housing fund contributions were approximately RMB73,937 ($10,129), RMB50,380 ($6,902), and RMB43,210 ($5,920), respectively.

Pursuant to the Social Insurance Law of the People’s Republic of China, if an employer fails to make full and timely contributions to social insurance, the relevant enforcement agency shall order the employer to make all outstanding contributions within five days of such order and impose penalties equal to 0.05% of the total outstanding amount for each additional day such contributions are overdue. If the employer fails to make all outstanding contributions within five days of such order, the relevant enforcement agency may impose penalties equal to one to three times the amount overdue. As of the date of this Annual Report, none of our PRC subsidiaries has received any employee complaint or any government audit request, or penalty orders for any non-compliance with PRC social insurance and housing fund regulations. See also “Item 3.D. Risk Factors—Risks Related to Doing Business in China—Our failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject our PRC subsidiaries to penalties.”

We do not maintain any business interruption insurance, key-man life insurance, or other insurance.

Regulations

Regulations Related to Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Catalog of Industries for Encouraging Foreign Investment (the “Encouraging Catalog”) and the Special Management Measures (Negative List) for the Access of Foreign Investment (the “Negative List”), which were promulgated and are amended from time to time by the Ministry of Commerce (MOFCOM) and the National Development and Reform Commission (NDRC), and together with the Foreign Investment Law (the “FIL”), and their respective implementation rules and ancillary regulations. The Encouraging Catalog and the Negative List lay out the basic framework for foreign investment in the PRC, classifying businesses into three categories with regard to foreign investment: “encouraged,” “restricted” and “prohibited”. Industries not listed in the Catalog are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws.

On March 15, 2019, the National People’s Congress promulgated the FIL, which became effective on January 1, 2020 and replaced the major laws and regulations governing foreign investment in the PRC. Pursuant to the FIL, “foreign investments” refer to investment activities conducted by foreign investors directly or indirectly in the PRC, which include any of the following circumstances: (1) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (2) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (3) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (4) investment of other methods as specified in laws, administrative regulations, or as stipulated by the State Council.

According to the FIL, foreign investment shall enjoy pre-entry national treatment, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the Negative List. The FIL provides that foreign invested entities operating in foreign “restricted” or “prohibited” industries will require entry clearance and other approvals. The FIL does not comment on the concept of “de facto control” or contractual arrangements with variable interest entities, however, it has a catch-all provision under definition of “foreign investment” to include investments made by foreign investors in the PRC through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions to provide for contractual arrangements as a form of foreign investment.

On December 26, 2019, the State Council promulgated the Implementing Rules of FIL, which became effective on January 1, 2020. The Implementation Rules of FIL further clarified that the state encourages and promotes foreign investment, protects the lawful rights and interests of foreign investors, regulates foreign investment administration, continues to optimize foreign investment environment, and advances a higher-level opening.

On October 26, 2022, MOFCOM and the NDRC released the Encouraging Catalogue (2022 Version), which became effective on January 1, 2023, to replace the previous Encouraging Catalog. On December 27, 2021, MOFCOM and the NDRC released the Negative List (2021 Version), which became effective on January 1, 2022, to replace the previous Negative List. On March 12, 2022, the NDRC and MOFCOM promulgated the Market Access Negative List (2022 Version), which became effective on the same day. The new Negative List (2024 Version) will become effective on November 1, 2024 and replace the prior version.

On December 30, 2019, MOFCOM and the State Administration for Market Regulation (SAMR) jointly promulgated the Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020. Pursuant to the Measures for Information Reporting on Foreign Investment, where a foreign investor carries out investment activities in the PRC directly or indirectly, the foreign investor or the foreign-invested enterprise shall submit the investment information to the competent commerce department.

LZ Menhu, our WFOE, as a foreign invested entity, and LZ Technology Holdings Limited, Dongrun Technology Holdings Limited and LZ Digital Technology Group Limited, as foreign investors, are required to comply with the information reporting requirements under the Implementing Rules of FIL. As of the date of this Annual Report, our PRC operating subsidiaries’ business operations are not subject to the restrictions or prohibitions in the Negative List, and therefore our PRC operating subsidiaries’ business operations are in a permitted industry for foreign investment.

Regulations Related to the Advertising Industry

Advertising Law

The Advertising Law of the PRC (the “Advertising Law”) was promulgated by the Standing Committee of the National People’s Congress (the “NPCSC”) on 27 October 1994, coming into effect on 1 February 1995, and was amended on 1 September 2015, 26 October 2018 and 29 April 2021. As defined in the Advertising Law, the term “advertisers” refers to any individuals, legal persons or other organizations that, directly or through certain agents, design, produce and publish advertisements for the purpose of promoting products or providing services. The term “advertising agents” refers to any individuals, legal persons or other organizations that are commissioned to provide advertising design, production or agency services. The term “advertising publishers” refers to any individuals, legal persons or other organizations that publish advertisements for the advertisers or for the advertising agents commissioned by the advertisers.

According to the Advertising Law, advertisements shall not contain any false or misleading information, and shall not deceive or mislead consumers. Advertising agents shall, in accordance with the law and administrative regulations, inspect and verify the relevant certification documents, and check the advertising contents. For any advertisement with inconsistent content or incomplete certification documents, advertising agents shall not provide design, production, or agent service. Where an advertising agent fails to provide the true name, address, and valid contact information of the advertiser(s), the consumers may require the advertising agent to make advance compensation. Where false advertisements for products or services relating to the life and health of consumers cause damage to the consumers, the advertising agents for such advertisements shall bear joint and several liabilities with the advertisers concerned. Where false advertisements for products or services other than that set out before cause damage to the consumers, in case that the advertising agents for such advertisements still design, produce, provide agency, or publish for the advertisements even though they know or should know the advertisements are false, they shall bear joint and several liabilities with the advertiser concerned. Where advertising agents know or should have known the content of the advertisements are false but still provide advertising design, production, or agent services in connection with the advertisements, they might be subject to penalties, including confiscation of revenue and fines, revocation of business licenses, or even criminal liabilities. Advertisements for medical treatment, pharmaceuticals, medical devices, agricultural pesticides, veterinary medicines and healthcare food, and other advertisements required to be reviewed by laws and administrative regulations shall be reviewed by the relevant authorities before they are published. No such advertisement shall be published without being reviewed.

Internet Advertising

According to the Advertising Law, the use of internet to publish or distribute advertisements shall not affect the normal use of the internet by users. Advertisements published on internet pages such as pop-up advertisements shall be indicated with conspicuous mark for close to ensure the close of such advertisements by one click.

According to the Interim Measures for the Administration of Internet Advertising, which was promulgated by the State Administration for Industry and Commerce on 4 July 2016 and became effective on 1 September 2016, internet advertisers, advertising agents, and/or advertisement publishers must enter into written contracts among them in conducting internet advertising activities. An internet advertising agent shall establish and improve an accepting registration, examination and file management system concerning internet advertising business; examine, verify and record the name, address, existing contact number of each advertiser and other information relating to the subject identity, establish registration files and verify and update them on a regular basis. Internet advertising agents shall verify related supporting documents, check the contents of the advertisement and be prohibited from designing, producing, providing agency services or publishing any advertisement with nonconforming contents or without all the necessary certification documents. Internet advertising agents shall be staffed with advertisement reviews that have acquaintance with advertisement regulations and, where conditions permit, set up a separate functional body for reviewing internet advertisements.

Outdoor Advertising

According to the Advertising Law, the exhibition and display of outdoor advertisements may not: (i) utilize traffic safety facilities and traffic signs; (ii) impede the use of public facilities, traffic safety facilities, traffic signs, fire extinguishing facilities or fire control signs; (iii) obstruct production or people’s living, or damage city appearance; and (iv) be placed in restricted areas near government offices, cultural landmarks or historical or scenic sites, or be placed in areas prohibited by local governments at the county level or above from having outdoor advertisements. Administrative measures for outdoor advertisements shall be prescribed by local regulations and rules of local governments.

Advertising Fees

According to the Advertising Law, advertising agents shall make public their standards and methods for charging fees.

According to the Provisions on Clearly Marking the Prices of Advertisement Services, which was promulgated by the NDRC and the State Administration for Industry and Commerce on 28 November 2005 and became effective on 1 January 2006, an advertisement business operator shall, when providing services to advertisers, publicize the prices of and fee charges for advertisement services and other relevant contents in accordance with the relevant laws and regulations. The prices of advertisement services shall be subject to market regulation, and shall be independently determined by the advertisement business operators on the basis of the costs of services and the supply and demand in the market. An advertisement business operator may, when clearly marking prices, publicize them in advance by way of media announcement, public notice column, public notice bulletin, price list, handbook of charge rates, internet inquiry, multi-media terminal inquiry, voice messaging, and other methods recognized by the general public, and shall publicize the corresponding inquiry methods or the telephone numbers for the enquiry of clients.

Regulations related to Information Security

The Decisions on Protection of Internet Security enacted by the SCNPC in 2000, as amended on August 27, 2009, provides that, among other things, the following activities conducted through the internet, if constituted a crime according to PRC laws, are subject to criminal punishment: (1) intrusion into a strategically significant computer or system; (2) intentionally inventing and disseminating destructive programs, such as computer viruses, to attack the computer system and the communications network, thereby damaging the computer system and the communications networks; (3) violating national regulations, suspending the computer networks or the communication services without authorization, causing the computer network or communication system to fail to operate normally; (4) leaking state secrets; (5) spreading false commercial information; or (6) infringing intellectual property rights through internet.

On November 7, 2016, the SCNPC promulgated the Cybersecurity Law of the PRC (the “Cybersecurity Law”), effective as of June 1, 2017, which applies to the construction, operation, maintenance and use of networks as well as the supervision and administration of cybersecurity in the PRC. According to the Cybersecurity Law, network operators are broadly defined as owners and administrators of networks and network service provider and subject to various security protection-related obligations, including but not limited to (1) complying with security protection obligations under graded system for cybersecurity protection requirements, which include formulating internal security management rules and operating instructions, appointing cybersecurity responsible personnel and their duties, adopting technical measures to prevent computer viruses, cyber-attack, cyber-intrusion and other activities endangering cybersecurity, adopting technical measures to monitor and record network operation status and cybersecurity incidents; (2) formulating a emergency plan and promptly responding to and handling security risks, initiating the emergency plans, taking appropriate remedial measures and reporting to regulatory authorities in the event comprising cybersecurity threats; and (3) providing technical assistance and support to public security and national security authorities for protection of national security and criminal investigations in accordance with the law.

On June 10, 2021, the SCNPC promulgated the Data Security Law of PRC (the “Data Security Law”), which became effective on September 1, 2021. The Data Security Law mainly sets forth specific provisions regarding establishing basic systems for data security management, including hierarchical data classification management system, risk assessment system, monitoring and early warning system, and emergency disposal system. In addition, it clarifies the data security protection obligations of organizations and individuals carrying out data activities and implementing data security protection responsibility.

On December 28, 2021, the CAC and other twelve PRC regulatory authorities jointly revised and promulgated the Measures for Cybersecurity Review (the “Cybersecurity Review Measures”), which became effective on February 15, 2022. The Cybersecurity Review Measures provides that, among others, (1) critical information infrastructure operators that purchase cyber products and services, or network platform operators that engage in data processing activities, if their activities affect or may affect national security, shall be subject to the cybersecurity review by the Cybersecurity Review Office, the office responsible for the implementation of cybersecurity review under the CAC; and (2) network platform operators with personal information data of more than one million users that seek listing in a foreign country are obliged to apply for a cybersecurity review by the Cybersecurity Review Office.

Thus, if any of our PRC subsidiaries (i) possesses personal information of more than one million users; (ii) is identified as a critical information infrastructure operator; or (iii) is requested by the cyberspace administration and other data protection authorities at state or local level to perform a cybersecurity review, we shall be subject to such cybersecurity reviews.

We do not collect or retain sensitive and confidential information but rely on an external vendor to provide our Smart Community’s software infrastructure. As of the date of this Annual Report, none of our PRC subsidiaries (i) possesses personal information of more than one million users; (ii) is identified as a critical information infrastructure operator; or (iii) is requested by the cyberspace administration and other data protection authorities at state or local level to perform a cybersecurity review. Therefore, we are not required to apply for a cybersecurity review. We believe that we are compliant with the regulations or policies that have been issued by the CAC to date. However, there remains uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and data security. If applicable laws, regulations, or interpretations change, we are required to perform a cybersecurity review in the future, and we fail to obtain clearance from such review on a timely basis, we may be subject to governmental investigations, fines, penalties, orders to suspend operations and rectify any non-compliance, or prohibitions from conducting certain business or any financing. See “Item 3.D. Risk Factors—Risks Related to Doing Business in China—The development of the PRC legal system and changes in the interpretation and enforcement of PRC laws, regulations and policies in China could adversely affect us.”

Regulations Related to Intellectual Property Rights

Patent

The Patent Law of the PRC promulgated by the Standing Committee of the NPC on March 12, 1984, and was further amended in September 4, 1992, August 25, 2000, December 27, 2008 and last amended in October 17, 2020. On December 11, 2023, the State Council promulgated the Implementation Rules for the Patent Law of the PRC, which became effective on January 20, 2024. According to the Patent Law of the PRC and its implementing regulations, the State Intellectual Property Office of the PRC is primarily responsible for administering patents in the PRC. The patent administration departments of provincial or autonomous regions or municipal governments are responsible for administering patents within their respective jurisdictions. The Patent Law of the PRC and its implementation rules provide for three types of patents, “invention,” “utility model” and “design.” Invention patents are valid for twenty years, while design patents are valid for fifteen years and utility model patents for ten years, from the date of application. The Chinese patent system adopts a “first come, first file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. To be patentable, invention or utility models must meet three criteria: novelty, inventiveness, and practicability. A third-party player must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of the patent rights.

On October 17, 2020, the Standing Committee of the NPC adopted the amendment to the Patent Law of the PRC (the “New Patent Law”). The New Patent Law became effective on June 1, 2021, according to which the invention patents are valid for twenty years, while utility model patents and design patents are valid for ten years and fifteen years respectively, from the date of application.

Copyright

The Standing Committee of the NPC adopted the Copyright Law of the PRC in 1990 and amended it in 2001 and 2010, respectively. The amended Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. On November 11, 2020, the Standing Committee of the NPC adopted the amendment to the Copyright Law of the PRC (the “New Copyright Law”). The New Copyright Law became effective on June 1, 2021. Regulations of the PRC for the Implementation of Copyright Law was promulgated by the State Council on August 2, 2002 and amended on January 30, 2013. Pursuant to the Copyright Law and its implementation rules, creators of protected works enjoy personal and property rights, including, among others, the right of disseminating the works through information networks.

In order to further protect the computer software, the Computer Software Protection Regulations promulgated by the State Council on June 4, 1991 and last amended on January 30, 2013, which became effective on March 1, 2013, provides that the software copyright holder is entitled to the right of publication, acknowledgement, alteration, reproduction, distribution, leasing, dissemination through information networks, translation, etc. In addition, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures on February 20, 2002, which applies to the registration of software copyright and to the registration of exclusive software copyright licensing contracts and transfer contracts.

Trademark

Trademarks are protected by the Trademark Law of the PRC (the “Trademark Law”) promulgated by the SCNPC on August 23, 1982, taking effect on March 1, 1983 and respectively amended on February 22, 1993, October 27, 2001, August 30, 2013 and April 23, 2019, and the Regulation for the Implementation of Trademark Law of the PRC, which was promulgated by the State Council on August 3, 2002, amended on April 29, 2014, and went into effect on May 1, 2014. The trademark office under the SAMR handles trademark registration and grants registered trademarks for a validity period of 10 years. Trademarks may be renewable every ten years where a registered trademark needs to be used after the expiration of its validity period. Trademark registrants may license, authorize others to use their registered trademark by signing up a trademark license contract. For trademarks, the Trademark Law adopts the principle of “prior application” with respect to trademark registration. Where a trademark under registration application is identical with or similar to another trademark that has, in respect of the same or similar commodities or services, been registered or, after preliminary examination and approval, this application for such trademark registration may be rejected. Anyone applying for trademark registration shall not prejudice the existing right first obtained by anyone else, or forestall others by improper means in registering a trademark which others have already begun to use and enjoyed certain degree of influence.

Domain Name

Domain names are protected under the Administrative Measures on Internet Domain Names promulgated by the MIIT on August 24, 2017 and effective as of November 1, 2017. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and applicants become domain name holders upon successful registration.

On November 27, 2017, the MIIT promulgated the Notice on Regulating the Use of Domain Names in Providing Internet-based Information Services, which became effective on January 1, 2018. Pursuant to the notice, the domain name used by an Internet-based information service provider in providing Internet-based information services must be registered and owned by such provider in accordance with the law. If the Internet-based information service provider is an entity, the domain name registrant must be the entity (or any of the entity’s shareholders), or the entity’s principal or senior executive.

Regulations Related to Lease on Real Property

According to the Civil Code, the lease agreement shall be in writing if its term is over six months, and the term of any lease agreement shall not exceed 20 years. During the lease term, any change of ownership to the leased property does not affect the validity of the lease contract. The tenant may sub-let the leased property if it is agreed by the landlord and the lease agreement between the landlord and the tenant is still valid and binding. When the landlord is to sell a leased housing under a lease agreement, it shall give the tenant a reasonable advance notice before the sale, and the tenant has the priority to buy such leased housing on equal conditions. The tenant must pay rent on time in accordance with the lease contract. In the event of default of rental payment without reasonable cause, the landlord may ask the tenant to pay within a reasonable period of time, failing which the landlord may terminate the lease. The landlord has the right to terminate the lease agreement if the tenant sub-lets the property without consent from the landlord, or causes loss to the leased properties resulting from its using the property not in compliance with the usage as stipulated in the lease agreement, or defaults in rental payment after the reasonable period as required by the landlord, or other circumstances occurs allowing the landlord to terminate the lease agreement under relevant PRC laws and regulations, or otherwise, if the landlord wishes to terminate the lease before its expiry date, prior consent shall be obtained from the tenants.

On December 1, 2010, Ministry of Housing and Urban-Rural Development promulgated the Administrative Measures for Leasing of Commodity Housing, which became effective on February 1, 2011. According to such measures, the landlords and tenants are required to enter into a lease contract which should generally contain specified provisions, and the lease contract should be registered with the relevant construction or property authorities at municipal or county level within 30 days after its conclusion. If the lease contract is extended or terminated or if there is any change to the registered items, the landlord and the tenant are required to effect alteration registration, extension of registration or deregistration with the relevant construction or property authorities within 30 days after the occurrence of the extension, termination or alteration.

Regulations Related to Foreign Exchange and Dividend Distribution

Foreign Currency Exchange

Pursuant to the Foreign Exchange Administration Regulations, as amended on August 5, 2008, Renminbi is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless prior approval is obtained from the State Administration of Foreign Exchange (SAFE), and prior registration with SAFE is made.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign Invested Enterprises, or the SAFE Circular 19, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises. SAFE further promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or the SAFE Circular 16, as effective on June 9, 2016, which, among other things, amended certain provisions of SAFE Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign investment company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties.

Since 2012, SAFE has promulgated several circulars to substantially amend and simplify the current foreign exchange procedures. Pursuant to these circulars, the opening of foreign exchange accounts with various special purpose, the reinvestment with RMB proceeds by foreign investors in the PRC and remittance of profits and dividends in foreign currency foreign investment to its foreign shareholders are no longer subject to the approval or verification of SAFE. In addition, domestic companies are allowed to provide cross-border loans not only to their offshore subsidiaries, but also to their offshore parents and affiliates. SAFE also promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, as amended in October 2018, which specifies that the administration by SAFE or its local branches over foreign investors’ direct investment in the PRC shall be conducted by way of registration, and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment, or the SAFE Circular 13, which became effect on June 1, 2015. SAFE Circular 13 delegates the power to enforce the foreign exchange registration in connection with inbound and outbound direct investments under relevant SAFE rules from local branches of SAFE to banks, thereby further simplifying the foreign exchange registration procedures for inbound and outbound direct investments. On January 26, 2017, SAFE issued the Circular on Further Advancing Foreign Exchange Administration Reform to Enhance Authenticity and Compliance Reviews, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall keep the income into the account for previous years’ losses before remitting the profits.

Foreign Exchange Registration of Overseas Investment by PRC Resident

In 2014, SAFE issued the SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or the SAFE Circular 37. SAFE Circular 37 regulates foreign exchange matters in relation to offshore investments and financing or round-trip investments of residents or entities by way of special purpose vehicles in China. Under SAFE Circular 37, a “special purpose vehicle” refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investments, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investments in China by PRC residents or entities through special purpose vehicles, namely, establishing foreign investment enterprises to obtain ownership, control rights and management rights. SAFE Circular 37 provides that, before making a contribution into a special purpose vehicle, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch, and in the event the change of basic information such as the individual shareholder, name, operation term, etc., or if there is a capital increase, decrease, equity transfer or swap, merge, spin-off or other amendment of the material items, the PRC residents or entities shall complete the change of foreign exchange registration formality for offshore investments.

In 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment. This notice has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branches in connection in relation to their establishment or control of an offshore entities for the purpose of overseas investment or financing. PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to special purpose vehicles but had not registered as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the special purpose vehicles with qualified banks. Amendments to the registration are required if there is any material change with respect to the registered special purpose vehicle, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in the investment amount, transfers or exchanges of shares, or mergers or divisions. Failure to comply with the registration procedures as set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentations or failure to disclose the control of the foreign investment enterprise which is established through round-trip investments, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign investment enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

Dividend Distribution

The principal regulations governing distribution of dividends of foreign-invested enterprises include the PRC Company Law, the PRC foreign Investment Law, and the Implementation Rules of the Foreign Investment Law. Under these laws and regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with China accounting standards and regulations. In addition, a PRC company, including a foreign-invested enterprise in China, is required to allocate at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprise. A PRC company may, at its discretion, allocate a portion of its after-tax profits based on China accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends.

Regulations Related to Labor

Labor Law and Labor Contracts Law

According to the Labor Law of the PRC promulgated on July 5, 1994, and amended on August 27, 2009 and December 29, 2018, enterprises shall establish and improve their system of work place safety and sanitation, strictly abide by state rules and standards on work place safety, and conduct employees training on labor safety and sanitation in the PRC. Labor safety and sanitation facilities shall comply with statutory standards. Enterprises and institutions shall provide employees with a safe workplace and sanitation conditions which are in compliance with relevant laws and regulations of labor protection.

The Labor Contract Law of the PRC promulgated on June 29, 2007 and amended on December 28, 2012, and the Implementation Rules of the Labor Contract Law of the PRC promulgated on September 18, 2008 set out specific provisions in relation to the execution, the terms and the termination of a labor contract and the rights and obligations of the employees and employers, respectively. At the time of hiring, the employers shall truthfully inform the employees the scope of work, working conditions, working place, occupational hazards, work safety, salary and other matters which the employees request to be informed about.

Social Insurance and Housing Fund

Employers in the PRC are required to contribute, for and on behalf of their employees, to a number of social insurance funds, including funds for pension, unemployment insurance, medical insurance, work-related injury insurance, maternity insurance and housing fund. These payments are made to local administrative authorities and employers who fail to contribute may be fined and be ordered to make up for the outstanding contributions. The various laws and regulations that govern the employers’ obligations to contribute to the social insurance funds include the Social Insurance Law of the PRC, which was promulgated by the SCNPC on October 28, 2010 and amended on December 29, 2018, the Interim Regulations on the Collection and Payment of Social Insurance Premiums, which was promulgated by the State Council on January 22, 1999 and amended on March 24, 2019, the Regulations on Work-related Injury Insurance, which was promulgated by the State Council on April 27, 2003 and amended on December 20, 2010, and the Regulations on Management of the Housing Fund, which was promulgated and became effective on April 3, 1999 and was amended on March 24, 2002 and on March 24, 2019.

According to the Notice Concerning the Safe and Orderly Collection and Administration of Social Insurance Premiums issued by the General Office of the State Administration of Taxation on September 13, 2018, the tax authorities will collect all social insurance premiums uniformly from January 1, 2019. Before the completion of the reform of the social insurance collection agency, the relevant local authorities shall continuously optimize the payment service and ensure the continuous improvement of the business environment, and shall not organize and carry out the previous year’s arrears check without permission.

Regulations Related to Tax

Enterprise income tax

The Law of the PRC on Enterprise Income Tax and The Regulations for the Implementation of the Law on Enterprise Income Tax (collectively, the “EIT Laws”) were promulgated on March 16, 2007 and December 6, 2007, respectively, and were most recently amended on December 29, 2018 and April 23, 2019, respectively. According to the EIT Laws, taxpayers consist of resident enterprises and non-resident enterprises. Resident enterprises are defined as enterprises that are established in the PRC in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but whose actual or de facto control is administered from within the PRC. Non-resident enterprises are defined as enterprises that are set up in accordance with the laws of foreign countries and whose actual administration is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Laws and relevant implementing regulations, a uniform EIT rate of 25% is applicable. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment institutions or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, the enterprise income tax is, in that case, set at the rate of 10% for their income sourced from inside the PRC.

Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as the PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies (“Circular 82”), which was promulgated by SAT on April 22, 2009 and amended on January 29, 2014 and December 29, 2017, sets out the standards and procedures for determining whether the “de facto management body” of an enterprise registered outside of the PRC and controlled by PRC enterprises or PRC enterprise groups is located within the PRC.

According to Circular 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in the PRC and will be subject to PRC EIT on its worldwide income only if all of the following criteria are met: (1) the primary location of the day-to-day operational management is in the PRC; (2) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (3) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders meeting minutes are located or maintained in the PRC; and (4) 50% or more of voting board members or senior executives habitually reside in the PRC.

The State Administration of Taxation (SAT) Public Notice 7 was issued by SAT on February 3, 2015 and most recently amended pursuant to the Announcement on Issues Concerning the Withholding of Enterprise Income Tax at Source on Non-PRC Resident Enterprises, which was issued by SAT on October 17, 2017 and became effective on December 1, 2017. Pursuant to the SAT Public Notice 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if the arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC EIT. As a result, gains derived from an indirect transfer may be subject to PRC EIT. According to the SAT Public Notice 7, “PRC taxable assets” include assets attributed to an establishment or a place of business in the PRC, immovable properties in the PRC, and equity investments in PRC resident enterprises. In respect of an indirect offshore transfer of assets of a PRC establishment or place of business, the relevant gain is to be regarded as effectively connected with the PRC establishment or a place of business and therefore included in its EIT filing, and would consequently be subject to PRC EIT at a rate of 25%. Where the underlying transfer relates to the immovable properties in the PRC or to equity investments in a PRC resident enterprise, which is not effectively connected to a PRC establishment or a place of business of a non-resident enterprise, a PRC EIT rate at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. There is uncertainty as to the implementation details of the SAT Public Notice 7.

Value-added tax

Pursuant to the Provisional Regulations of the PRC on Value-added Tax, which was promulgated by the State Council and was latest amended in 2017, and the Implementation Rules for the Provisional Regulations the PRC on Value-added Tax, which was promulgated by the Ministry of Finance and was latest amended in 2011, entities and individuals engaging in selling goods, providing processing, repairing or replacement services or importing goods within the territory of the PRC are taxpayers of the value-added tax.

According to the Notice of the Ministry of Finance and the State Taxation Administration on the Adjusting Value-added Tax Rates effective in May 2018, the value-added tax rates of 17% and 11% on sales, imported goods shall be adjusted to 16% and 10%, respectively.

According to the Announcement of the Ministry of Finance, the State Taxation Administration and the General Administration of Customs on Relevant Policies for Deepening the Value-Added Tax Reform promulgated in March 2019, the value-added tax rates of 16% and 10% on sales, imported goods shall be adjusted to 13% and 9%, respectively.

Regulation Related to M&A and Oversea Listing

The M&A Rules

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”) was promulgated by six PRC ministries including MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council, the SAT, the SAMR, the CSRC, and the SAFE on August 8, 2006, became effective on September 8, 2006, and was amended and became effective on June 22, 2009. The M&A Rules stipulate that a foreign investor is required to obtain necessary approvals when it: (1) acquires the equity of a domestic enterprise so as to convert the domestic enterprise into a foreign- invested enterprise; (2) subscribes for the increased capital of a domestic enterprise so as to convert the domestic enterprise into a foreign-invested enterprise; (3) establishes a foreign-invested enterprise through which it purchases the assets of any domestic enterprise and operates these assets; or (4) purchases the assets of a domestic enterprise, and then invests such assets to establish a foreign-invested enterprise. The M&A Rules, among other things, further prescribed that a special purpose vehicle, formed for overseas listing purposes and controlled directly or indirectly by PRC companies or individuals, shall be approved by the MOFCOM prior to its establishment and obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

Pursuant to the Notice of the Foreign Investment Administration of the MOFCOM on Distributing the Manual of Guidance on Administration for Foreign Investment Access, which was issued and became effective on December 18, 2008 by the MOFCOM, notwithstanding the fact that (1) the domestic shareholder is connected with the foreign investor or not; or (2) the foreign investor is the existing shareholder or the new investor, the M&A Rules shall not apply to the transfer of an equity interest in an incorporated foreign-invested enterprise from the domestic shareholder to the foreign investor.

The Oversea Listing Rules

The PRC government has recently indicated an intent to take actions to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For example, on July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law, or the Opinions. These Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision of overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On December 24, 2021, the CSRC issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), collectively the Draft Overseas Listing Regulations, for public comment until January 23, 2022.

Following issuance of the Draft Overseas Listing Regulations, on February 17, 2023, the CSRC issued the Notice on Filing Arrangements for Overseas Securities Offering and Listing by Domestic Companies (the “CSRC Filing Notice”), stating that the CSRC has published the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines (the “Listing Guidelines”), collectively the Trial Measures and Listing Guidelines or the Oversea Listing Rules. Among others, the Oversea Listing Rules provide that overseas offerings and listings by PRC domestic companies shall:

(i) require submission of relevant materials that contain a filing report and a legal opinion, providing truthful, accurate and complete information on matters including but not limited to the shareholders of the issuer. Where the filing documents are complete and in compliance with stipulated requirements, the CSRC shall, within 20 working days after receipt of filing documents, conclude the filing procedure and publish filing results on the CSRC website. Where filing documents are incomplete or do not conform to stipulated requirements, the CSRC shall request supplementation and amendment thereto within five working days after receipt of the filing documents. The issuer should then complete supplementation and amendment within 30 working days;

(ii) abide by laws, administrative regulations and relevant state rules concerning foreign investment in China, state-owned asset administration, industry regulation and outbound investment, and shall not disrupt the PRC domestic market order, harm state or public interests or undermine the lawful rights and interests of PRC domestic investors;

(iii) abide by national secrecy laws and relevant provisions. Necessary measures shall be taken to fulfill confidentiality obligations. Divulgence of state secrets or working secrets of government agencies is strictly prohibited. Provision of personal information and important data, etc., to overseas parties in relation to overseas offering and listing of PRC domestic companies shall be in compliance with applicable laws, administrative regulations and relevant state rules; and

(iv) be made in strict compliance with relevant laws, administrative regulations and rules concerning national security in the spheres of foreign investment, cybersecurity, data security, etc., and issuers shall duly fulfill their obligations to protect national security. If the intended overseas offering and listing necessitates a national security review, relevant security review procedures shall be completed according to the law before the application for such offering and listing is submitted to any overseas parties such as securities regulatory agencies and trading venues;

The Trial Measures came into effect on March 31, 2023. PRC domestic companies seeking to offer and list securities (which, for the purposes of the Trial Measures, are defined thereunder as equity shares, depository receipts, corporate bonds convertible to equity shares, and other equity securities that are offered and listed overseas, either directly or indirectly, by PRC domestic companies) in overseas markets, either via direct or indirect means, must file with the CSRC within three working days after their application for an overseas listing is submitted.

The Trial Measures provide that where a PRC domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic entity responsible, file with the CSRC. The Trial Measures stipulate that an overseas listing will be determined as “indirect” if the issuer meets both of the following conditions: (1) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by PRC domestic companies (“Condition I”), and (2) the main parts of the issuer’s business activities are conducted in the PRC, or its main places of business are located in the PRC, or the senior managers in charge of its business operations and management are mostly Chinese citizens or domiciled in the PRC (“Condition II”); whether Chinese citizens from Taiwan, Hong Kong, and Macau are included in the foregoing specification is not specified. The determination as to whether or not an overseas offering and listing by PRC domestic companies is indirect shall be made on a ’substance over form’ basis; the Listing Guidelines further stipulate that if an issuer not satisfying Condition I submits an application for issuance and listing in overseas markets in accordance with relevant non-PRC issuance regulations requiring such issuer to disclose risk factors mainly related to the PRC, the securities firm(s) and the issuer’s PRC counsel should follow the principle of ’substance over form’ in order to identify and argue whether the issuer should complete a filing under the Trial Measures.

Regulations Related to Food Safety

The PRC laws and regulations governing food safety primarily consist of the Food Safety Law of the PRC, effective as of April 29, 2021 (the “Food Safety Law”); and the Regulations on the Implementation of the Food Safety Law, effective as of December 1, 2019 (the “Food Safety Regulations”). The Food Safety Law of the People’s Republic of China, promulgated by the Standing Committee of the NPC on February 28, 2009, and was further amended in April 24, 2015, December 29, 2018, as most recently amended and effective on April 29, 2021, governs activities with respect to food manufacturing and processing (hereinafter referred to as “food manufacturing”) and circulation of foods and food and beverage services (hereinafter referred to as “food business operations”), manufacturing and business operation of packaging materials, containers, detergents and disinfectants used for foodstuffs, and tools and equipment used in food manufacturing and food business operations (hereinafter referred to as the “food-related products”). The PRC sets up a system of supervision, monitoring and appraisal on the food safety risks, compulsory adoption of food safety standards. To engage in food production, sale or catering services, the business operators shall obtain a license in accordance with the laws and regulations. Violations of these law and measures may result in civil liabilities and administrative penalties, such as compensation for damages, fines, suspension or shutdown of business, as well as confiscation of tools, equipment, raw materials and other articles used in the illegal food production or trading, or even criminal penalties.

Special Rules of the State Council on Strengthening the Supervision and Management of the Safety of Food and Other Products were promulgated and came into force on July 26, 2007. The products as mentioned in these Rules shall include edible agricultural products, and other products related to the human health and life safety, in addition to food. A business operator shall be responsible for the safety of products sold by it, and shall not sell products that do not conform to the statutory requirements. A seller must establish and implement a product supply inspection and acceptance system, examine the business qualifications of suppliers, verify the certificates of qualified products and product labels, and establish a product supply account to truly record the names, specifications, quantities, suppliers and their contacts, time of supply of products. The product supply account and sale account shall be kept for at least two years. By the production lot of products, a seller shall ask for an inspection report issued by an inspection agency in conformity with the statutory conditions or a photocopy of an inspection report signed or sealed by the suppler from the supplier; and where such an inspection report or a photocopy of an inspection report cannot be provided, the products shall not be sold.

As we sell food products like alcohol and groceries under our Local Life – Retail Sales vertical, we are subject to regulations related to food safety.

Cayman Islands Data Protection Act

We have certain duties under the Data Protection Act (as revised) of the Cayman Islands (the “DPA”), based on internationally accepted principles of data privacy.

Privacy Notice

This privacy notice puts shareholders of LZ Technology on notice that through your investment into us you will provide us with certain personal information which constitutes personal data within the meaning of the DPA (“personal data”).

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment in us, this will be relevant for those individuals and you should transmit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How We May Use a Shareholder’s Personal Data

We may, as the data controller, collect, store and use personal data for lawful purposes, including, in particular: (i) where this is necessary for the performance of our rights and obligations under any agreements; (ii) where this is necessary for compliance with a legal and regulatory obligation to which we are or may be subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or (iii) where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the US, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPA.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

4.C. Organizational Structure

See “Item 4A. History and Development of the Company—Corporate Structure” above for details of our current organizational structure.

4.D. Plants, Property and Equipment

Our principal executive offices are located at Unit 311, Floor 3, No. 5999 Wuxing Avenue, Zhili Town, Wuxing District, Huzhou City, Zhejiang province, People’s Republic of China 313000.

The table below summarizes the real property we lease.

Address	Leased/Owned	Term	Purpose
Unit 311, Floor 3, No. 5999 Wuxing Avenue, Zhili Town, Wuxing District, Huzhou City, Zhejiang province, People’s Republic of China 313000	Leased	July 1, 2023 – December 31, 2026	Office

Unit 01-04, 29th Floor, 701 Haicang Avenue, Haicang District, Xiamen, Fujian, People’s Republic of China, 361008	Leased	July 18, 2024 –July 17, 2029	Office

Level 11-12, No. 1-B, Gongboyuan, Xinwu District, Wuxi, Jiangsu, People’s Republic of China, 214111	Leased	December 1, 2020 – December 31, 2025	Office

Other than the facilities listed above, we do not lease or own other real property. We believe that our current facilities are adequate and suitable for our current needs, and should it be needed, suitable additional or alternative space will be available to accommodate any expansion of our operations.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion may contain forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements because of various factors, including those set forth under “Item 3.D. Risk Factors” or in other parts of this Annual Report. See also “Forward-Looking Statements.”

Overview

The Company is an information technology and advertising company. Its operations are organized primarily into three business verticals: (i) Smart Community, (ii) Out-of-Home Advertising, and (iii) Local Life.

In the Smart Community vertical, the Company provides intelligent community building access and safety management systems through access control monitors and vendor-provided SaaS platforms. The Company’s intelligent community access control system makes resident access to properties simpler. The Company distributes access control devices and systems via various channels, but mainly through direct sale of hardware and/or software and turnkey projects.

The Company’s Out-of-Home Advertising vertical offers clients one-stop multi-channel advertising solutions. Capitalizing on the Company’s network of monitors that span approximately 120 cities in China such as Shanghai, Beijing, Guangzhou, Shenzhen, Nanjing, Xiamen, Hefei, Dalian, Ningbo, Chengdu, Hangzhou, Wuhan, Chongqing, Changsha, the Company’s Out-of-Home Advertising services help merchants display advertisements in a variety of formats across its intelligent access control and safety management system. Advertisements are placed on the monitors and within the SaaS software. Residents are exposed to these advertisements each time they enter and exit community buildings or open the SaaS software. Moreover, the Company partners with other outdoor advertising providers to maximize coverage by placing the advertisements on the partners’ numerous displays in public transportation, hotels and other settings as well as deploying posters at events.

In the Local Life vertical, the Company connects local businesses with consumers via online promotions and transactions. With its strong technological capabilities, the Company helps local restaurants, hotels, tourist companies, retail stores, cinemas and other merchants offer deals and coupons to consumers on social media platforms such as WeChat, Douyin (the Chinese version of TikTok) and RedNote. Since early 2023, we have embarked on executing the strategy of deepening engagement with merchants and manufacturers within our Local Life space through facilitating retail sales of diversified goods and services, including beverages, groceries and travel packages.

The Company reports financial results in one segment. Currently, a substantial portion of the Company’s revenues are generated from advertising and promotional activities, namely by the Out-of-Home Advertising and Local Life verticals. Revenues from Smart Community, which mainly consist of product sales of access control devices and service fees, contribute only a small portion to the Company’s total revenues. Thus, the Smart Community revenues are grouped with other miscellaneous revenue sources, such as advertising design and production and social media account operations, under the catch-all category titled “Other Revenues” in the description of the Company’s revenues.

Our total revenues increased by RMB405.9 million, or 249.1%, to RMB568.9 million ($77.93 million) for the year ended December 31, 2023, compared to RMB163.0 million for the year ended December 31, 2022. For the year ended December 31, 2024, our total revenue increased by RMB254.0 million to RMB822.8 million ($112.72 million), representing a year-over-year growth of 44.6%, compared to total revenue of RMB 568.9 million as of December 31, 2023. Our net loss decreased by RMB8.4 million, or 56.9%, to RMB6.4 million ($0.9 million) for the year ended December 31, 2023, compared to RMB14.8 million for the year ended December 31, 2022. For the year ended December 31, 2024, our net income increased by RMB12.2 million to RMB5.8 million ($0.79 million), representing a year-over-year improvement of 190.6%, compared to a net loss of RMB6.4 million for the year ended December 31, 2023.

Key Factors That Affect Operating Results

The historical performance and outlook for our business are influenced by numerous factors, including the following:

Our ability to maintain our major customers.

A significant portion of our revenue is generated from a small number of major customers, the loss of, or significant reduction of business with, one or more of which could have a material adverse effect on our business. For the years ended December 31, 2022, 2023, and 2024, the Company had 247, 255, and 264 customers, respectively. However, for the years ended December 31, 2022, 2023, and 2024, our top three customers accounted for approximately 84.4%, 24.5%, and 28.5% of our total revenue, respectively. For the year ended December 31, 2024, our top three customers were Xiamen Liubentu Culture & Media Co., Ltd. (11.5%), Xiamen Yixingge Travel Service Co., Ltd. (8.9%), and Yuegang Online (Shenzhen) Technology Co., Ltd. (8.1%). Failure to retain our existing customers, or enter into relationships with new customers, each on acceptable terms, could materially impact our business, financial condition, results of operations and ability to meet our current and long-term financial forecasts.

We cannot assure you that our customer relationships will continue as presently in effect. There is no assurance any of our customers will continue to utilize our services, renew our existing contracts, or continue at the same volume levels. A reduction in or termination of our services by one or more of our major customers could have a material adverse effect on our business, financial condition and results of operations.

Our ability to compete successfully.

The market for our services is highly competitive. We face competition from other companies in the residential security technology sector and the advertising industries. Our competition is mainly focused on factors such as improving coverage, audience engagement and brand awareness, and customer attraction and retention.

Some of our competitors or potential competitors have a longer operating history and therefore may have better funding, managerial, technical, marketing resources and other resources than we do. They may use their experience and resources to compete with us in a number of ways, including competing more aggressively for customers and completing more acquisitions. Some of our competitors may enter into business partnership agreements with each other to compete against us, which may affect our ability to obtain additional consumers. Competitors in our industry may be acquired, merged with, or partnered with integrated groups in our industry that are able to invest significant resources in the operations for further investment. If we are unable to compete effectively with our existing and future competitors at reasonable cost, our business, prospects, and results of operations could be materially and negatively affected.

Continued investments in research and development and innovation.

Our financial performance will be significantly dependent on our ability to maintain and grow our advertising income. We have a dedicated research and development team that develops new products and features. To maintain our competitive advantage, we expect to continue to invest responsibly in research and development activities to increase our market share. We develop most of our key technologies in-house to support a rapid pace of innovation. Accordingly, we dedicate significant resources towards research and development and invest in recruiting talent.

5.A. Operating Results

Key Components of Our Results of Operations

Revenues

The Company reports financial results in one segment. Its revenues are organized into four categories:

(i) Out-of-Home Advertising revenues, generated through advertisement display via our community access control devices, or channels provided by subcontractors. In this category, we compete mainly in the out-of-home advertising channel in China.

(ii) Local Life – E-Commerce Promotion revenues, earned by promoting vouchers through e-commerce platforms, including WeChat mini programs and Douyin, for merchants. In this category, we compete in the consumer service e-commerce advertising sector in China.

(iii) Local Life – Retail Sales revenues, generated from sales of diversified products, such as alcohol and groceries. In this category, we compete in the retail distribution sector in China.

(iv) Other Revenues, which primarily comprise advertising design and production, operation services for merchants’ online accounts, devices sales, software development services, travel packages and operation and maintenance of community devices. In this catch-all category, the principal markets concerned are community building access control and online marketing sectors in China.

For the years ended December 31, 2022, 2023 and 2024, all of our revenue was generated from China.

Our breakdown of revenues for the years ended December 31, 2022, 2023 and 2024 is set forth as below:

Segment	2022 (RMB ’000)	2023 (RMB ’000)	2024 (RMB ’000)	2024 (US$ ’000)	% of Total Revenue (2022)	% of Total Revenue (2023)	% of Total Revenue (2024)
Out of Home Advertising	149,024	429,066	549,040	75,218	91.5%	75.4%	66.7%
Local Life – Retail Sales	–	122,363	272,561	37,341	–	21.5%	33.1%
Local Life – E-Commerce Promotion	9,057	3,170	127	17	5.6%	0.6%	0.0%
Other Revenues	4,871	14,266	1,104	152	2.9%	2.5%	0.2%
Total Revenue	162,952	568,865	822,832	112,728	100.0%	100.0%	100.0%

Cost of Revenues

Cost of revenues represents costs and expenses incurred in order to generate revenue. Our cost of revenues primarily consists of (i) advertising commissions paid to agents and subcontractors, (ii) depreciation expenses for community access control devices, (iii) procurement costs for retail sales, and (vi) other costs.

Our breakdown of cost of revenues for the years ended December 31, 2022, 2023 and 2024 is summarized as below:

Segment	2022 (RMB ’000)	2023 (RMB ’000)	2024 (RMB ’000)	2024 (US$ ’000)	% of Total Cost (2022)	% of Total Cost (2023)	% of Total Cost (2024)
Out of Home Advertising	138,678	408,121	519,714	71,201	96.9%	75.9%	65.9%
Local Life – Retail Sales	–	118,363	268,584	36,796	–	22.1%	34.1%
Local Life – E-Commerce Promotion	2,179	1,745	–	–	1.5%	0.3%	0.0%
Other Revenues	2,243	9,380	90	12	1.6%	1.7%	0.0%
Total cost of revenues	143,100	537,609	788,388	108,009	100.0%	100.0%	100.0%

Gross Profit

Our gross profit equals our revenue less our cost of revenues. Our gross profit is primarily affected by our ability to generate revenue and the fluctuation of our cost.

For the fiscal years ended December 31, 2022, 2023, and 2024, our cost of revenue was approximately RMB 143.1 million, RMB 537.6 million, and RMB788.4 million ($108.01 million), respectively. The cost of revenue increased by 46.7% from RMB 537.6 million in 2023 to RMB 788.4 million in 2024, primarily due to higher commissions paid to agents and subcontractors, as well as increased procurement costs for retail sales from suppliers.

During the same periods, our gross profit margins were 12.2%, 5.5%, and 4.2%, respectively. The breakdown of gross profit by service category for the fiscal years ended December 31, 2022, 2023, and 2024 is as follows:

Segment	2022 (RMB ’000)	2023 (RMB ’000)	2024 (RMB ’000)	2024 (US$ ’000)	% of Total Gross Profit (2022)	% of Total Gross Profit (2023)	% of Total Gross Profit (2024)	Gross Margin (2022)	Gross Margin (2023)	Gross Margin (2024)
Out of Home Advertising	10,346	20,945	29,326	4,018	52.1%	67.0%	85.1%	6.9%	4.9%	5.3%
Local Life – Retail Sales	–	4,000	3,977	545	–	12.8%	11.5%	–	3.3%	1.5%
Local Life – E-commerce Promo	6,878	1,425	127	17	34.6%	4.6%	0.4%	75.9%	45.0%	100.0%
Other Revenues	2,628	4,886	1,014	139	13.3%	15.6%	2.9%	54.0%	34.2%	91.9%
Total	19,852	31,256	34,444	4,719	100.0%	100.0%	100.0%	12.2%	5.5%	4.2%

Operating expenses

The following table sets forth our operating expenses, both in absolute amount and as a percentage of the total operating expenses, for the years ended December 31, 2022, 2023 and 2024:

Category	2022 (RMB ’000)	% of Total (2022)	2023 (RMB ’000)	% of Total (2023)	2024 (RMB ’000)	2024 (US$ ’000)	% of Total (2024)
Selling Expenses	22,049	52.7%	16,789	44.5%	14,075	1,928	45.7%
General and Administrative Expenses	12,859	30.7%	15,428	40.9%	12,279	1,682	39.8%
Research and Development Expenses	6,927	16.6%	5,478	14.6%	4,464	612	14.5%
Total Operating Expenses	41,835	100.0%	37,695	100.0%	30,818	4,222	100.0%

Operating expenses include selling expenses, general and administrative expenses and research and development expenses. Selling expenses mainly consist of (i) labor expenses for sales personnel, (ii) maintenance fee, (iii) information technology service fee related to selling and marketing activities, (iv) advertisement and business promotion expenses and (v) other miscellaneous selling expenses. General and administrative expenses mainly consist of (i) salary and welfare for general and administrative personnel, (ii) professional service fee, (iii) rental fee, (iv) office expenses, (v) depreciation related to general and administrative departments and (vi) other corporate expenses. Research and development expenses consist primarily of (i) salary and welfare for research and development personnel, (ii) information technology service fee, (iii) professional fee, and (iv) other miscellaneous research and development expenses.

We anticipate that our operating expenses will continue to increase as we hire additional personnel and incur additional costs in connection with the expansion of our business operations.

Other (expenses)/income, net

Other (expenses)/income, net primarily consists of (i) financial expenses, (ii) income from disposal of subsidiary, (iii) government subsidy and (iv) litigation gain.

Results of Operations

Year Ended December 31, 2023 Compared to Year Ended December 31, 2024

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this Annual Report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

Item	2023 (RMB ’000)	2024 (RMB ’000)	2024 (US$ ’000)	Change (RMB ’000)	% Change
Revenue	568,865	822,832	112,728	253,967	44.6%
Cost of Revenue	(537,609)	(788,388)	(108,009)	(250,779)	46.6%
Gross Profit	31,256	34,444	4,719	3,188	10.2%

Operating Expenses:
– Selling and Marketing Expenses	(16,789)	(14,075)	(1,928)	2,714	(16.2)%
– General and Administrative Expenses	(15,428)	(12,279)	(1,682)	3,149	(20.4)%
– Research and Development Expenses	(5,478)	(4,464)	(612)	1,014	(18.5)%
Total Operating Expenses	(37,695)	(30,818)	(4,222)	6,877	(18.2)%
Operating Profit (Loss)	(6,439)	3,626	497	10,065	(156.3)%

Other Income/(Expenses), Net:
– Finance Costs, Net	(408)	(764)	(105)	(356)	87.3%
– Gain on Disposal of Subsidiary	–	–	–	–	–
– Gain on Disposal of LT Investments	–	–	–	–	–
– Other Income, Net	2,843	1,942	266	(901)	(31.7)%
Total Other Income/(Expenses), Net	2,435	1,178	161	(1,257)	(51.6)%

Loss Before Income Tax	(4,004)	4,804	658	8,808	(220.0)%
Income Tax Expense	(2,368)	972	133	3,340	(141.0)%
Net Profit (Loss)	(6,372)	5,776	791	12,148	(190.6)%

Revenues

For the year ended December 31, 2024, our total revenue increased by approximately RMB 254.0 million, or 44.6%, from approximately RMB 568.9 million for the year ended December 31, 2023, to approximately RMB 822.8 million ($112.72 million). This increase was primarily driven by significant growth in Out of Home Advertising and the emergence of a new revenue stream from Local Life – Retail Sales.

Revenue from Out of Home Advertising increased by RMB 119.9 million, or 28.0%, from RMB 429.1 million for the year ended December 31, 2023, to RMB 549.0 million ($75.22 million) for the year ended December 31, 2024. The increase was mainly attributable to the acquisition of 17 new customers in 2024, which contributed approximately RMB 102.5 million in revenue during the year. This growth reflects our continued strategic focus on outdoor advertising services and proactive efforts in client acquisition and market expansion. Excluding the contribution from these new customers, revenue from existing customers increased by approximately RMB 1.75 million compared to the same period in 2023, reflecting a solid foundation with existing clients and the Company’s sustainable and high-quality development in the advertising segment.

Revenue from Local Life – Retail Sales increased by RMB 150.2 million, or 122.7% from RMB 122.4 million in 2023 to RMB 272.6 million ($37.34 million) in 2024. This growth was primarily driven by the introduction of new product categories, which contributed approximately RMB 78.0 million in incremental revenue, while the Company’s core business segments continued to grow steadily, jointly supporting the overall improvement in operating performance.

Revenue from Local Life – E-Commerce Promotion services decreased by RMB 3.1 million, or 96.0%, from RMB 3.2 million in 2023 to RMB 0.1 million ($17,445) in 2024. The decline was mainly due to the disposal of our subsidiary Henduoka on November 23, 2022, which significantly reduced the scale of related operations year by year.

Revenue from Other Revenues decreased by RMB 13.2 million, or 92.3%, from RMB 14.3 million in 2023 to RMB 1.1 million ($0.15 million) in 2024. The decrease was primarily due to a significant drop in software and hardware sales compared to the previous year.

Cost of Revenues

Our cost of revenue increased by 46.6%, from RMB 537.6 million for the year ended December 31, 2023, to RMB 788.4 million ($108.01 million) for the year ended December 31, 2024.

The cost of revenue for Out of Home Advertising increased by approximately RMB 111.6 million, or 27.3%, from approximately RMB 408.1 million in 2023 to approximately RMB 519.7million ($71.20 million) in 2024, in line with the growth in Out of Home Advertising revenue. This increase was primarily attributable to a corresponding rise in agency and subcontracting costs associated with the expansion of our advertising business.

The cost of revenue for Local Life – Retail Sales increased from RMB 118.4 million in 2023 to RMB 268.6 million ($36.80million) in 2024. This increase was consistent with the introduction of new revenue streams under the retail sales business during the year ended December 31, 2024.

The cost of revenue for Local Life – E-Commerce Promotion services decreased by approximately RMB 1.8 million, or 100%, from approximately RMB 1.8 million in 2023 to RMB 0 ($0) in 2024. The decrease was primarily due to reduced transaction volume in 2024, which led to a reduction in platform service costs.

The cost of revenue for Other Revenues decreased by approximately RMB 9.3 million, or 99.0%, from approximately RMB 9.4 million in 2023 to approximately RMB 0.1 million ($12,330) in 2024. This was mainly due to a significant decrease in software and hardware sales during the year. Since revenue in this segment was primarily derived from equipment maintenance services, the cost associated with these services was minimal.

Gross Profit

Our gross profit increased from RMB 31.3 million for the year ended December 31, 2023, to RMB 34.4 million ($4.72 million) for the year ended December 31, 2024, representing an increase of RMB 3.2 million, or 10.2%. Our overall gross margin was 5.5% and 4.2% for the years ended December 31, 2023 and 2024, respectively.

The gross margin of Out of Home Advertising increased from 4.9% in 2023 to 5.3% in 2024. This improvement was primarily due to our enhanced brand recognition, which gave us greater pricing power with customers, and the establishment of stable, long-term relationships with subcontractors, which allowed us to reduce subcontracting costs.

The gross profit margin for Local Life - Retail Sales decreased from 3.3% in 2023 to 1.5% in 2024. The margin was relatively low because the Company introduced new strategic product categories during the year and adopted competitive pricing strategies to attract new customers and rapidly expand its business scale.

The gross margin of Local Life – E-Commerce Promotion services increased from 45.0% in 2023 to 100% in 2024. Due to the transformation of this business segment, apart from minimal personnel expenses, there are no other costs, resulting in gross profit equaling revenue.

The gross margin of Other Revenues increased significantly from 34.2% in 2023 to 91.9% in 2024. This increase was primarily due to a shift in revenue composition, with the majority of income in 2024 coming from equipment maintenance services, where the main cost component was personnel compensation for operational support staff.

Operating Expenses

Our total operating expenses decreased by 18.2%, from RMB 37.7 million for the year ended December 31, 2023, to RMB 30.8 million ($4.22 million) for the year ended December 31, 2024. This decrease was primarily attributable to reductions in selling expenses, general and administrative expenses, and research and development expenses.

Selling Expenses

Selling expenses decreased by 16.2% from RMB 16.8 million in 2023 to RMB 14.1 million ($1.93 million) in 2024. As we continued to expand our Out of Home Advertising and Local Life – Retail Sales businesses, we have established a stable client base. Under the existing business model, we streamlined our sales team to improve efficiency, resulting in a reduction of RMB 5.61 million in personnel-related expenses. At the same time, to support sales growth, we increased marketing and promotional spending by RMB 4.0 million during 2024. By adopting a fixed-cost model for screen maintenance, we achieved cost savings of RMB 1.9 million. Due to the growth of our Local Life – Retail Sales, platform service fees increased by RMB 1.8 million on a year-over-year basis.

General and Administrative Expenses

General and administrative expenses decreased by 20.4%, from RMB 15.4 million in 2023 to RMB 12.3 million ($1.69 million) in 2024. The decrease was primarily due to a reduction of approximately RMB 1.8 million in professional service fees, including audit, legal, and IPO-related consulting fees. In addition, we implemented effective cost control measures in human resources, which led to a reduction of approximately RMB 1.9 million in management personnel compensation.

Research and Development Expenses

Research and development expenses decreased by 18.5%, from RMB 5.5 million in 2023 to RMB 4.5 million ($0.62 million) in 2024. This decrease was mainly due to the fact that our software platform had entered a stable operational phase, which allowed us to appropriately optimize and reduce the size of our R&D team.

Other non-operating (expense)/income, net

Other income (expenses), net consists primarily of net other income and net finance costs.

Other income, net includes investment income (loss), gains or losses from disposals, government grants and other non-operating income and expenses. Other income decreased by 31.7%, from RMB 2.8 million for the year ended December 31, 2023, to RMB 1.9 million ($0.27 million) for the year ended December 31, 2024.

The main components of other income in 2024 were:

●	RMB 0.7 million from the reversal of accrued agency fees; and

●	RMB 1.4 million in government grants received under special support programs.

Net finance costs increased from RMB 0.4 million in 2023 to RMB 0.8 million ($0.11 million) in 2024. This increase was primarily due to a rise in short-term bank borrowings from RMB 14.0 million to RMB 22.1 million, which led to higher interest expenses.

There was no gain or loss from the disposal of subsidiaries for the fiscal years ended December 31, 2023 and 2024.

Income taxes expenses

Our income tax expense decreased from RMB 2.4 million for the year ended December 31, 2023, to RMB 1.0 million ($0.14 million) for the year ended December 31, 2024. The decrease was primarily attributable to the reduction in deferred tax liabilities, which resulted from lower unrecognized revenue as of December 31, 2024.

As of December 31, 2024, our effective tax rates had changed as compared to 2023, with VAT rates introducing an additional 9% category for agricultural produce, and corporate income tax rates adding a new 5% category applicable to certain subsidiaries.

Net Income (Loss)

As a result of the foregoing, we recorded a net profit of RMB 5.8 million ($0.79 million) for the year ended December 31, 2024, compared to a net loss of RMB 6.4 million for the year ended December 31, 2023. The turnaround from loss to profit was primarily driven by a slight improvement in gross margin in our advertising business and a significant reduction in various operating expenses.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2023

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this Annual Report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the years ended December 31,			Change
	2022	2023	2023	Amount	%
	RMB’000		US$’000	RMB’000
Revenues	162,952	568,865	77,934	405,913	249.1%
Cost of revenues	(143,100)	(537,609)	(73,652)	(394,509)	275.7%
Gross profit	19,852	31,256	4,282	11,404	57.4%
Operating expenses
Selling and marketing expenses	(22,049)	(16,789)	(2,300)	5,260	(23.9)%
General and administrative expenses	(12,859)	(15,428)	(2,114)	(2,569)	20.0%
Research and development expenses	(6,927)	(5,478)	(750)	1,449	(20.9)%
Total operating expenses	(41,835)	(37,695)	(5,164)	4,140	(9.9)%
Operating loss	(21,983)	(6,439)	(882)	15,544	(70.7)%

Other non-operating (expense)/income, net
Financial expenses, net	(18)	(408)	(56)	(390)	2,166.7%
Income from disposal of subsidiary	4,318	-	-	(4,318)	100.0%
Income from disposal of long-term investments	475	-	-	(475)	100.0%
Other income, net	2,411	2,843	389	432	17.9%
Total other (expenses)/income, net	7,186	2,435	333	(4,751)	(66.1)%
Loss before income tax expenses	(14,797)	(4,004)	(549)	10,793	(72.9)%
Income tax expenses	-	(2,368)	(324)	(2,368)	-%
Net loss	(14,797)	(6,372)	(873)	8,425	(56.9)%

Revenues

Total revenues increased by approximately RMB405.9 million, or 249.1%, from approximately RMB163.0 million for the year ended December 31, 2022 to approximately RMB568.9 million ($77.93 million) for the year ended December 31, 2023, primarily attributable to a significant growth of our Out-of-Home Advertising and new revenue stream generated from Local Life - Retail Sales.

Revenues from Out-of-Home Advertising increased by RMB280.1 million, or 187.9%, from RMB149.0 million for the year ended December 31, 2022 to RMB429.1million ($58.78 million) for the year ended December 31, 2023. The increase was mainly attributable to forty-six customers newly acquired in 2023, contributing revenues of RMB358.5 million for the year ended December 31, 2023, as we concentrated more resources in Out-of-Home Advertising services and actively sought new customers and expanded the market. After excluding revenues generated from the above forty-six newly acquired customers in 2023, the revenue from existing customers decreased by RMB78.5 million for the year ended December 31, 2023 compared to the same period of 2022. Out-of-Home Advertising revenues of specific customers tend to fluctuate because they were based on short-term projects that need advertisements, and the needs for advertisement of specific customers also tend to fluctuate.

Revenues from Local Life – Retail Sales increased sharply by RMB122.4 million, from nil for the year ended December 31, 2022 to RMB122.4 million ($16.76 million) for the year ended December 31, 2023, which was primarily due to the emerge of our new revenue stream generated from Local Life - Retail Sales for the year ended December 31, 2023. Since early 2023, we have been focusing on developing an extensive retail network, covering both upstream and downstream. This network is built not only to vertically bridge the businesses’ needs for product sales and promotions, but also to reach community residents served by our intelligent access control system, providing them with a more convenient and streamlined shopping experience in the future.

Revenues from Local Life – E-Commerce Promotion services decreased by RMB5.9 million, or 65.0%, from RMB9.1 million for the year ended December 31, 2022 to RMB3.2 million ($0.43 million) for the year ended December 31, 2023. Customers of our e-commerce promotion business are mainly merchants, who are relatively small-scale companies. The transaction volumes decreased from RMB1.1 million in 2022 to RMB0.3 million in the same period of 2023 due to the transfer of a subsidiary, Henduoka, on November 23, 2022. We operated Local Life – E-Commerce Promotion services mainly through Henduoka, which led to a deduction in this revenue stream for the year ended December 31, 2023.

Revenues from Other Revenues increased by RMB9.4 million, or 192.9%, from RMB4.9 million for the year ended December 31, 2022 to RMB14.3 million ($1.95 million) for the year ended December 31, 2023. The increase was mainly attributable to the increase of RMB5.8 million in our software application service for selling a perpetual license of our on-premises software for smart community digital platforms without any further update required and the increase of RMB3.8 million in selling our own community access control devices in 2023.

Cost of Revenues

Our cost of revenues increased by 275.7% from RMB143.1 million for the year ended December 31, 2022 to RMB537.6 million ($73.65 million) for the year ended December 31, 2023.

Our cost of revenues for Out-of-Home Advertising increased by approximately RMB269.4 million, or 194.3%, from approximately RMB138.7 million for the year ended December 31, 2022 to approximately RMB408.1 million ($55.91 million) for the year ended December 31, 2023, which was in line with the increase in revenues from Out-of-Home Advertising and primarily attributed to increased commissions paid to agents and subcontractors in order to attract new customers.

Our cost of revenues for Local Life – Retail Sales increased to RMB118.4 million ($16.22 million) for the year ended December 31, 2023 from nil for the year ended December 31, 2022, which was consistent with the introduction of new revenue stream for the year ended December 31, 2023.

Our cost of revenues for Local Life – E-Commerce Promotion services decreased by approximately RMB0.4 million, or 19.9%, from approximately RMB2.2 million for the year ended December 31, 2022 to approximately RMB1.8 million ($0.25 million) for the year ended December 31, 2023, primarily attributable to the decrease of platform service costs resulting from the decreased transaction volumes in 2023.

Our cost of revenues for Other Revenues increased by approximately RMB7.2 million, or 318.2%, from approximately RMB2.2 million for the year ended December 31, 2022 to approximately RMB9.4 million ($1.29 million) for the year ended December 31, 2023, which was primarily attributable to the increased procurement cost for selling community access control devices.

Gross Profit

Our gross profit increased by RMB11.4 million, or 57.4%, from RMB19.9 million for the year ended December 31, 2022 to RMB31.3 million ($4.28million) for the year ended December 31, 2023. For the years ended December 31, 2022 and 2023, our overall gross profit margin was 12.2% and 5.5%, respectively.

Gross profit margin of Out-of-Home Advertising decreased from 6.9% for the year ended December 31, 2022 to 4.9% for the year ended December 31, 2023, mainly because we added distribution channels in 2023 and adopted a low-profit strategy to attract more customers and stabilized the cooperative relationship with subcontractors.

Gross profit margin of Local Life – Retail Sales was 3.3% for the year ended December 31, 2023, which was due to the introduction of a new revenue stream that adopted a low-profit strategy to attract more customers for the year ended December 31, 2023.

Gross profit margin of Local Life – E-Commerce Promotion services decreased from 75.9% for the year ended December 31, 2022 to 45.0% for the year ended December 31, 2023, primarily attributable to the increase in platform service costs paid to Henduoka, which was transferred out from the Company in November 2022 and became a platform provider to us in 2023, and the decrease in revenue and costs resulting from the decreased transaction volumes in 2023 as well.

Gross profit margin of Other Revenues decreased from 54.0% for the year ended December 31, 2022 to 34.2% for the year ended December 31, 2023, mainly due to the increase in the sales of own community access control devices, which has a lower gross margin compared to other revenue streams under Other Revenues.

Operating Expenses

Operating expenses decreased from RMB41.8 million for the year ended December 31, 2022 to RMB37.7 million ($5.16 million) for the year ended December 31, 2023, representing a year-on-year decrease of 9.9%. This decrease was primarily attributable to the decreases in our selling expenses and our research and development expenses.

Selling expenses

Selling expenses decreased by 23.9% from RMB22.0 million for the year ended December 31, 2022 to RMB16.8 million ($2.30 million) for the year ended December 31, 2023, which was primarily attributable to a decrease of RMB6.5 million in employee payroll and commission mainly due to a decrease of employee headcounts resulting from business shift to reduce personnel in the Local Life – E-Commerce Promotion services segment. For the expansion of Out-of-Home Advertising service, we have established a good brand and reputation in the industry and do not need additional sales staff to expand our business. For the Local Life – Retail Sales, we develop the business with a small number of senior sales staff as the upstream customers and downstream suppliers are relatively concentrated. Selling expenses as a percentage of revenues decreased from 13.5% to 3.0% for the years ended December 31, 2022 and 2023, respectively, which was mainly due to the significant growth in revenue.

General and administrative expenses

General and administrative expenses increased by 20.0% from RMB12.9 million for the year ended December 31, 2022 to RMB15.4 million ($2.11 million) for the year ended December 31, 2023, which was primarily attributable to an increase of RMB3.8 million in professional service fee mainly including audit fees, Cayman and BVI registration fees, and consulting fees related to the listing, and was partly offset by a decrease of RMB1.3 million in staff cost due to a decrease of employee headcounts resulting from the transfer of a subsidiary in November 2022.

Research and development expenses

Research and development expenses decreased by 20.9% from RMB6.9 million for the year ended December 31, 2022 to RMB5.5 million ($0.75 million) for the year ended December 31, 2023, mainly due to a decrease of RMB1.0 million in employee payroll and commission mainly due to a decrease of employee headcounts resulting from the transfer of a subsidiary in November 2022.

Other non-operating (expense)/income, net

Other non-operating (expense)/income, net consists of other income, net, financial expenses, net.

Other income, net consists of investment income (loss), net, disposal gain/loss and other non-operating income(expense), net. Other income decreased by 1.5% from RMB2.9 million for the year ended December 31, 2022 to RMB2.8 million ($ 0.39 million) for the year ended December 31, 2023, which was primarily attributable to (i) a decrease of RMB1.8 million in other gains mainly due to the compensation from a dispute settled in 2022; (ii) a decrease of RMB0.7 million in investment income mainly due to gains from the transfer of Wuhan Lianzhanghui, Qingdao Lianzhanghui  and Jinan Lianzhanghui in 2022; (iii) a disposal loss of RMB0.7 million of property and equipment and was partly offset by (iv) an increase of RMB3.1 million in government subsidy mainly due to the increase of VAT additional deduction.

Financial expenses, net increased by 2,166.7% from RMB 0.02 million for the year ended December 31, 2022 to RMB0.4 million ($0.06 million) for the year ended December 31, 2023, which was primarily attributable to the increase of interest expenses accrued from long-term bank borrowing and short-term bank borrowing from banks In China.

Income from disposal of subsidiary decreased by 100% from RMB 4.3 million for the year ended December 31, 2022 to nil for the year ended December 31, 2023, mainly due to the gains from the transfer of Henduoka in 2022.

Income taxes expenses

Our income tax expenses increased from RMB nil for the year ended December 31, 2022 to RMB2.4 million ($0.32 million) for the year ended December 31, 2023, primarily attributable to the increase in deferred tax liabilities resulting from an increase in unbilled revenue for the year ended December 31, 2023.

The effective tax rate has changed for the year ended December 31,2023, mainly due to the expiration of High-tech enterprise certificate and Technology-based SME certification of two of our subsidiaries, which were no longer qualified for a preferential tax rate in 2023. Additionally, the preferential tax rate for small and micro enterprises has increased from 2.5% in 2022 to 5% in 2023, which also has an impact on the income tax rate of our subsidiaries which are qualified as small and low-profit enterprises.

Net loss

As a result of the foregoing, our net loss decreased by RMB8.4 million, or 56.9%, from RMB14.8 million for the year ended December 31, 2022 to RMB6.4 million ($0.87 million) for the year ended December 31, 2023.

5.B. Liquidity and Capital Resources

In assessing our liquidity, we monitor and analyze our cash on hand and our operating and capital expenditure commitments. To date, we have financed our working capital requirements from cash flow from operations, debt and equity financings and capital contributions from our principal shareholders.

As of December 31, 2023 and 2024, our cash and cash equivalents amounted to RMB 10.8 million and RMB 4.15 million ($0.57 million), respectively. Our cash and cash equivalents primarily consist of cash on hand and bank deposits.

As of December 31, 2024, 100% of our cash and cash equivalents were held in mainland China and denominated in Renminbi (RMB).

As of December 31, 2024, net cash provided by operating activities was RMB 4.7 million ($0.64 million), compared to RMB 16.84 million out flow in operating activities as of December 31, 2023.

As of December 31, 2023 and 2024, our working capital was approximately RMB 32.3 million and RMB 43.5million ($ 5.96 million), respectively.

On February 28, 2025, we completed our initial public offering of 1,800,000 Class B Ordinary Shares sold at a public offering price of $4.00 per share, or the IPO. On March 11, 2025, we completed the sale of an additional 270,000 Class B Ordinary Shares at the public offering price of $4.00 per share, pursuant to the full exercise by the underwriters of the over-allotment option granted to them in connection with the IPO. Our IPO, including the over-allotment, generated gross proceeds of $8.28 million. We paid underwriting discounts of approximately $579,600 and other issuance costs of approximately $276,350.

Additionally, we have taken actions to optimize our overall cost structure by upgrading our business and service model and implementing other cost control measures. Such actions include standardizing our finance and operation policies throughout the Company, enhancing internal controls, and creating a synergy of the Company’s resources. We have also taken actions to improve operating efficiency and reduce discretionary spending, which mainly include the following: i) developing an extensive retail network, which is built to reach community residents served by our intelligent access control system, providing them with more convenient and streamlined shopping experience; ii) reduction in sales personnel payroll and commission expenses. We have shifted to scale back the Local Life – E-Commerce Promotion services segment, resulting in a decrease in sales staff headcount; and iii) optimization in research and development headcount and reduction in research and development routine expenditures since we have already developed a set of adapted platform technologies to support the business operation and expansion in the short term. We have implemented the above mitigation measures gradually. We believe such measures would effectively improve operating efficiency and reduce discretionary spending without imposing direct negative impacts on the normal business operation and expansion. Meanwhile, we also actively monitor the emergence and application of new technologies to ensure our research and development expenditure aligns with long-term business development needs.

Management has assessed the Company’s financial position, including recent profitability and working capital levels. We believe that our existing cash and cash equivalents will be sufficient to fund our operations for the next 12 months and we have sufficient resources to meet our obligations over the next 12 months. Based on the foregoing, management concluded that the Company will be able to continue as a going concern for the foreseeable future.

Current foreign exchange and other regulations in the PRC may restrict our PRC entities’ ability to transfer their net assets to us and our subsidiary in Hong Kong. However, as of the date of this Annual Report, these restrictions have no impact on the ability of these PRC entities to transfer funds to us, as we do not anticipate declaring or paying any dividends in the foreseeable future, and we plan to retain our retained earnings to continue to grow our business. In addition, these restrictions have no impact on our ability to meet our cash obligations.

We may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or make loans to the PRC subsidiaries. However, most of these uses are subject to PRC regulations. Foreign direct investment and loans must be approved by and/or registered with SAFE, and its local branches. The total amount of loans we can make to our PRC subsidiaries cannot exceed statutory limits and must be registered with the local counterpart of SAFE.

We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, and only if we satisfy the applicable government registration and approval requirements. The relevant filing and registration processes for capital contributions typically take approximately eight weeks to complete. The filing and registration processes for loans typically take approximately four weeks or longer to complete. While we currently see no material obstacles to completing the filing and registration procedures with respect to future capital contributions and loans to our PRC subsidiaries, we cannot assure you that we will be able to complete these filings and registrations on a timely basis, or at all. See “Item 3.D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and currency conversion policies may delay us from using the proceeds from overseas offerings to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect the Company’s liquidity and the Company’s ability to fund and expand its business.” Additionally, while there is no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries, loans provided to our PRC subsidiaries in the PRC are subject to certain statutory limits.

Cash Flows

Cash Flows for the year Ended December 31, 2023, compared to the year Ended December 31, 2024

	For the Years Ended December 31,			Change
	2023	2024	2024	Amount	%
	RMB’000	RMB’000	US$’000	RMB’000
Net cash (used in)/provided by operating activities	(16,844)	4,670	640	2,1514	127.7%
Net cash used in investing activities	(23,245)	(1,422)	(195)	21,823	93.9%
Net cash provided by/(used in) financing activities	43,883	(9,874)	(1,352)	(53,757)	(122.5)%
Effects of exchange rate changes on cash	-	-	-	-
Net increase (decrease) in cash and cash equivalents	3,794	(6,626)	(907)	(10,420)	(274.6)%
Cash and cash equivalents at the beginning of the periods presented	6,982	10,776	1,477	3,794	54.3%
Cash and cash equivalents at the end of the periods presented	10,776	4,150	570	(6,626)	(61.5)%

Operating Activities

Net cash used in operating activities was RMB 16.8 million ($2.31 million) for the year ended December 31, 2023. This primarily reflected a net loss of RMB 6.4 million, adjusted for non-cash items such as depreciation of property and equipment of RMB 9.2 million, amortization of intangible assets of RMB 0.9 million, income tax expense of RMB 2.3 million, and a loss on disposal of property and equipment of RMB 0.7 million.

Changes in operating assets and liabilities mainly included: (i) an increase in accounts receivable of RMB 147.2 million, primarily due to significant growth in revenue from Out of Home Advertising and Local Life – Retail Sales; (ii) an increase in prepayments to suppliers of RMB 14.2 million, driven by upfront payments for advertising and retail products; (iii) an increase in prepaid expenses and other current assets of RMB 4.0 million, mainly related to prepaid service fees such as equipment maintenance, consulting, and other operating costs; offset by (iv) an increase in accounts payable of RMB 132.3 million, related to accrued advertising commissions and purchases of retail sales products; (v) an increase in accrued expenses and other current liabilities of RMB 9.5 million, primarily attributable to higher VAT payables due to revenue growth; (vi) an increase in contract liabilities of RMB 4.1 million, as certain customers made advance payments to secure advertising slots.

Net cash provided by operating activities was RMB 4.7 million ($0.64 million) for the year ended December 31, 2024. This primarily reflected a net income of RMB 5.8 million, adjusted for non-cash items such as depreciation of property and equipment of RMB 7.8million, amortization of intangible assets of RMB 0.9 million, income tax expense of RMB 1.7 million, and additional lease liabilities of RMB 2.7 million.

Changes in operating assets and liabilities included: (i) an increase in accounts receivable of RMB 33.3 million; (ii) a decrease in prepayments to suppliers of RMB 5.4 million; (iii) an increase in prepaid expenses and other current assets of RMB 1.5 million; (iv) an increase in accounts payable of RMB 18.8 million; (v) an increase in accrued expenses and other current liabilities of RMB 0.6million, mainly related to accrued wages, benefits, and service fees; (vi) Contract liabilities decreased by RMB 3.6 million due to reduced advance deposits from clients with consistent delivery performance and good credit.

Investing Activities

Net cash used in investing activities was RMB 23.2 million ($3.18 million) for the year ended December 31, 2023, mainly due to: (i) net loans provided to related parties totaling RMB 25.0 million; and (ii) capital expenditures of approximately RMB 0.1 million for the purchase of property and equipment. Net cash used in investing activities was RMB 1.4 million ($0.20 million) for the year ended December 31, 2024, mainly due to: (i) net loans provided to related parties totaling RMB 1.0 million; and (ii) capital expenditures of approximately RMB 0.3 million for the purchase of property and equipment.

Financing Activities

Net cash provided by financing activities was RMB 43.9 million ($6.01million) for the year ended December 31, 2023, primarily consisting of: (i) capital contributions from shareholders of RMB 47.7 million, offset by (ii) deferred offering costs of RMB 3.6 million. Net cash used in financing activities was RMB10.0 million ($1.36 million) for the year ended December 31, 2024, mainly due to: (i) proceeds from short-term bank borrowings of RMB 2.3million; (ii) proceeds from related party loans of RMB 4.7million; (iii) repayments of related party loans of RMB 14.9 million; and (iv) deferred offering costs of RMB 2.0 million.

Cash Flows for the year Ended December 31, 2022, compared to the year Ended December 31, 2023

The table below sets forth our cash flows for the years ended December 31, 2022 and 2023.

	For the Years Ended December 31,			Change
	2022	2023	2023	Amount	%
	RMB’000		US$’000	RMB’000
Net cash provided by/(used in) operating activities	2,486	(16,844)	(2,307)	(19,330)	(777.6)%
Net cash provided by/(used in) investing activities	13,587	(23,245)	(3,185)	(36,832)	(271.1)%
Net cash (used in)/provided by financing activities	(14,225)	43,883	6,012	58,108	(408.5)%
Effects of exchange rate changes on cash	-	-	-	-	-%
Net increase in cash and cash equivalents	1,848	3,794	520	1,946	105.3%
Cash and cash equivalents at the beginning of the periods presented	5,134	6,982	957	1,848	36.0%
Cash and cash equivalents at the end of the periods presented	6,982	10,776	1,477	3,794	54.3%

Operating activities

Net cash provided by operating activities was RMB2.5 million in 2022, which primarily reflected our net loss of RMB14.8 million as mainly offset by depreciation of property and equipment of RMB9.0 million, amortization of intangible assets of RMB0.7 million and income from disposal of subsidiary of RMB4.3 million. Adjustment for changes in operating assets and liabilities primarily consisted of (i) an increase of RMB11.6 million in accounts receivable; (ii) a decrease of RMB2.6 million in advance to suppliers; (iii) an increase of RMB1.4 million in prepaid expenses and other current assets, primarily attributable the input value-added tax return received in 2022; (iv) an increase in accounts receivable from related parties of RMB2.9 million for purchase of devices and advertising promotion services; (v) an increase of RMB15.4 million in accounts payable; (vi) an increase of RMB6.0 million in accrued expenses and other current liabilities, primarily attributable accrued payroll, welfare and accrued service fee; (vii) an increase in accounts payable to related parties of RMB4.2 million for purchase of devices and accrued advertising commission fees.

Net cash used in operating activities was RMB16.8 million ($2.31 million) in 2023, which primarily reflected our net loss of RMB6.4 million as mainly offset by depreciation of property and equipment of RMB9.2 million, amortization of intangible assets of RMB0.9 million, income tax expenses of RMB2.3 million and loss from disposal of property and equipment of RMB0.7 million. Adjustment for changes in operating assets and liabilities primarily consisted of (i) an increase of RMB147.2 million in accounts receivable, due to the significant increase both of revenue from Out of Home Advertising and Local Life – Retail Sales; (ii) an increase of RMB14.2 million in advance to suppliers due to the increase of prepayment to the suppliers of Out-of-Home Advertising service and Local Life – Retail Sales; (iii) an increase of RMB4.0 million in prepaid expenses and other current asset mainly attributable to prepaid service fee such as equipment maintenance fees, consulting fees and others, and was offset by (iv) an increase of RMB132.3 million in accounts payable for purchase of accrued advertising commission fee and purchase of products for Local Life – Retail Sales; (v) an increase of RMB9.5 million in accrued expenses and other current liabilities primarily attributable to the increase of VAT payable resulting from the revenue growth in FY2023; (vi) an increase of RMB4.1 million in contract liabilities due to our customers making early payments to ensure timely advertisement publication.

Investing activities

For the years ended December 31, 2022, our net cash provided by investing activities was RMB13.6 million, which was primarily attributable to the proceeded for collection of loans to related parties with a total of RMB25.8 million in 2022. We continually devoted to capital expenditure in devices with a total of RMB1.5 million in 2022, respectively. For the expansion of Local Life services, we invested in intelligent community-related software with a total of RMB4.7 million. We provided loans to related parties of RMB5.7 million. Besides, we disposed all of the remaining long-term investments, and we received RMB1.0 million in 2022. And we disposed subsidiary with cash loss of RMB1.3 million.

For the years ended December 31, 2023, our net cash used in investing activities was RMB23.2 million ($3.19 million), which was primarily attributable to (i) a net amount of RMB25.0 million in loans provided to related parties; and (ii) the expenditure for purchase of property and equipment with a total of RMB0.1 million.

Financing activities

For the year ended December 31, 2022, our net cash used in financing activities was RMB14.2 million, which was primarily attributable to (i) proceeds from short-term borrowings from banks of RMB9.0 million; (ii) proceeds from a loan provided by related parties of RMB18.9 million; (iii) capital contribution by shareholders of RMB21.3 million, and was mainly offset by (i) repayments of short-term borrowings to 89 third-party cooperators of RMB11.9 million; (ii) repayment of a loan to related parties of RMB50.8 million.

For the year ended December 31, 2023, our net cash provided in financing activities was RMB43.9 million ($6.01 million), which was primarily attributable to (i) capital contributions by shareholders of RMB47.7 million, and was offset by (ii) payments for deferred offering cost of RMB3.6 million.

Contingencies

From time to time, we may become involved in litigation relating to claims arising in the ordinary course of the business. There are no claims or actions pending or threatened against us that, if adversely determined, would in our judgment have a material adverse effect on us.

Capital Expenditures

As of December 31, 2022, our capital expenditures amounted to RMB 0.5 million ($0.07 million). For the years ended December 31, 2023 and 2024, our capital expenditures were RMB 0.1 million and nil. Our capital expenditures primarily related to equipment and software purchases associated with the expansion of our advertising and promotional service offerings.

Off-Balance Sheet Commitments and Arrangements

As of December 31, 2024, the Company provided guarantees for two loans of RMB 10 million and RMB 7.5 million respectively for Fujian Qiushi Intelligent Co., Ltd, which matures on March 6, 2025 and July 25, 2025, respectively. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

As of December 31, 2024, there were no unconditional purchase obligations.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2024:

	Payments due by period
	Total	Within one year	Within 1-2 years	Within 2-3 years	Within 3-4 years	Within 4-5 years
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Bank borrowings	22,109	22,109
Loans from third parties	9,595	9,595
Operating lease payment	2,938	551	588	682	722	395
Total	34,642	32,255	588	682	722	395

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2024.

Holding Company Structure

LZ Technology is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries in China. As a result, LZ Technology’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Our PRC subsidiaries had aggregate accumulated deficits as determined under PRC accounting standards as of December 31, 2024. Pursuant to the Company Law of the People’s Republic of China, or the PRC Company Law, our PRC subsidiaries are required to make contribution of at least 10% of their after-tax profits calculated in accordance with the PRC GAAP to the statutory common reserve. Contribution is required until the reserve fund has reached 50% of the registered capital of our subsidiaries. Remittance of dividends by our subsidiaries out of PRC is subject to certain procedures with the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fundraising activities to our subsidiaries in PRC only through loans or capital contributions and to the affiliated entities only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements.

We do not have any present plan to pay any cash dividends on the Class B Ordinary Shares in the foreseeable future. We have, from time to time, transferred cash between our PRC subsidiaries to fund their operations, and we do not anticipate any difficulties or limitations on our ability to transfer cash between such subsidiaries. As of the date of this Annual Report, no cash generated from our PRC subsidiaries has been used to fund operations of any of our non-PRC subsidiaries. We may encounter difficulties in our ability to transfer cash between PRC subsidiaries and non-PRC subsidiaries largely due to various PRC laws and regulations imposed on foreign exchange. However, as long as we are compliant with the procedures for approvals from foreign exchange authorities and banks in China, the relevant laws and regulations in China do not impose limitations on the amount of funds that we can transfer out of China. See “Item 4.B. Business Overview—Regulation—Regulations Related to Foreign Exchange and Dividend Distribution” for details of such procedures.

5.C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview.”

5.D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demand, commitments or events that are reasonably likely to have a material effect on our net revenues and income from operations, profitability, liquidity, capital resources, or would cause reported financial information not to be indicative of future operation results or financial condition.

5.E. Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates and assumptions on our own historical data and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates and assumptions on an ongoing basis.

Our expectations regarding the future are based on available information and assumptions that we believe to be reasonable and accurate, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates.

The critical accounting estimates that we believe to have the most significant impact on our consolidated financial statements are described below, which should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this Annual Report. When reviewing our financial statements, you should consider:

1.	our selection of critical accounting policies;

2.	the judgments and other uncertainties affecting the application of such policies; and

3.	the sensitivity of reported results to changes in conditions and assumptions.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. We consider our critical accounting estimates include (i) allowance for credit losses for accounts receivable and (ii) valuation allowance of deferred tax assets.

Credit losses

On January 1, 2023, we adopted ASU 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments” using the modified retrospective method, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19.ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”). ASC 326 introduces an approach based on expected losses to estimate the allowance for credit losses, which replaces the previous incurred loss impairment model. The adoption of ASU 2016-13 did not have a material impact on our financial statements.

Our accounts receivable, amounts due from related parties and other receivable which are included in current and non-current prepaid expenses and other assets line items in the balance sheet are within the scope of ASC Topic 326. We use the roll-rate method to measure the expected credit losses of account receivables, amounts due from related parties and other receivables, on a collective basis when similar risk characteristics exist. The roll-rate method stratifies the receivables balance by delinquency stages and projected forward in one-year increments using historical roll rate. In each year of the simulation, losses on the receivables are captured, and the ending delinquency stratification serves as the beginning point of the next iteration. This process is repeated on a yearly rolling basis. The loss rate calculated for each delinquency stage is then applied to respective receivables balance. We adjust the allowance that is determined by the roll-date method for both current conditions and forecast of economic conditions. When establishing the loss rate, we make an assessment on various factors, including historical experience, credit-worthiness of debtors, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from, the debtors. We also provide specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.

As of December 31, 2022, 2023 and 2024, our allowance for doubtful accounts was RMB0.3 million, RMB0.9 million and RMB2.0 million ($0.27 million), respectively.

Valuation of deferred tax assets

Deferred income taxes are provided using assets and liabilities method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such a determination, the management consider all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation. Deferred tax assets are then reduced by a valuation allowance through a charge to income tax expense when, in the opinion of management, it is more likely than not that a portion of or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences.

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management estimated that it is more likely than not that the results of future operations will not generate sufficient taxable income to realize the deferred tax assets as December 31, 2024. Thus, management decided to record all of the valuation allowance. As of December 31, 2024, the valuation allowance amounted to RMB42.5million ($5.8 million). While we consider the facts above, our projections of future income qualified tax-planning strategies may be changed due to the macroeconomic conditions and our business development. The DTAs could be utilized in the future years if we make profits in the future, and the valuation allowance shall be reversed.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers.

NAME	AGE	POSITION
Andong Zhang	63	Chairman of the Board of Directors
Runzhe Zhang	30	Chief Executive Officer and Director
Weihua Chen	46	Chief Financial Officer
Chung Chi Ng	44	Independent Director
Qisheng You	67	Independent Director
Li Zhang	49	Independent Director

Andong Zhang

Mr. Zhang is our founder and has served as the director of LZ Technology since November 23, 2022 and Chairman of Board of Directors since August 2023. He has been serving as Chairman of Lianzhang Portal since 2014. His other experiences include serving as a member of the Intelligent Building Expert Group of the Ministry of Construction from December 2003 to December 2005, a doctoral supervisor in the field of automation at Southeast University from March 2003 to present, the Vice Chairman of the Internet E-Commerce Special Committee of the China Chamber of Commerce from November 2019 to present, and the President of Xiamen National Equities Exchange and Quotations Enterprise Association from February 2017 to February 2022. Mr. Zhang has founded and served as Chairmen of both Xiamen Qiushi Intelligent Network Equipment Co., Ltd. from 1991 and Fujian Qiushi Intelligent Co., Ltd. from 2002, respectively. Mr. Zhang earned his bachelor’s degree in Automatic Control from Southeast University in 1983. We believe that Mr. Zhang is qualified to serve on our board of directors due to his long executive and board experience with us, his vision and wealth of industry expertise.

Runzhe Zhang

Mr. Runzhe Zhang has served as Chief Executive Officer of LZ Technology since August 2023, a director of LZ Technology since December 2023, and Chief Executive Officer of Lianzhang Portal since 2019. Mr. Runzhe Zhang obtained his bachelor’s degree in Business Economics from the University of California, Irvine in June 2017. We believe that Mr. Zhang is qualified to serve on our board of directors due to his leadership experience at our primary operating subsidiary, Lianzhang Portal, his global perspective and his solid knowledge of our business.

Weihua Chen

Ms. Chen has been serving as Chief Financial Officer of LZ Technology since August 2023 and Chief Financial Officer of Lianzhang Portal since October 2014. From July 2007 to May 2013, she held the position of Financial Manager at Xiamen Yongjia Plastic Co., Ltd., where she supervised the internal accounting, financial analysis, tax planning and day-to-day operation. She has over 20 years of experience in financial accounting and has participated in comprehensive budget management, capital operations, investment and financing operations, and overseas listing processes through relevant industry organizations. Ms. Chen is a fellow of the Australian Institute of Public Accountants and the United Kingdom Institute of Financial Accountants. Ms. Chen obtained her associate degree in Accounting Information Technology from Minxi University in 2000.

Chung Chi Ng

Ms. Ng has served on our board of directors since February 26, 2025. Ms. Ng has been an accounting and financial reporting consultant for U.S. listed companies that are based in or have substantial operations in Asia Pacific since August 2022. Ms. Ng has more than 20 years of accounting and auditing experience. From May 2021 to August 2022, she was the Chief Financial Officer of Guardforce AI Co., Ltd., a Nasdaq-listed global security solutions provider (Nasdaq: GFAI). From February 2018 to June 2019, she was the Chief Financial Officer of the same issuer while it was traded on the U.S. OTC markets. Between March 2019 and May 2020, Ms. Ng served as the audit committee chair of Addentax Group Corp. before it became listed on Nasdaq. In 2017, she acted as the Asian services leader in the audit business unit of Crowe Horwath LLP in Denver, Colorado. From January 2013 to December 2016, Ms. Ng acted as the Audit Senior Manager of GHP Horwath P.C. also in Denver, Colorado. Ms. Ng specializes in SEC, PCAOB, IFRS, US GAAP and SOX 404/COSO compliance and reporting. Ms. Ng is a member of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants. We believe that Ms. Ng is qualified to serve on our board of directors due to her financial acumen, a deep understanding of corporate governance and compliance issues for public companies, and her extensive capital markets experience.

Qisheng You

Mr. You has served on our board of directors since February 26, 2025. Mr. You brings a wealth of industry experience and insight. Before retirement in 2022, Mr. You served as the general manager of CDN HOMETCH DIGITAL LTD, a private tech company in China, from 2013 to 2022. From 1999 to 2013, Mr. You acted as the chairman of the board of directors of Beijing Yihao Weiye Weak Point System Engineering Technology Co., Ltd., an engineering service provider in China. From 1997 to 1999, he was the chairman of the board of directors of Beijing Qiushi Technology Development Co., Ltd. From 1986 to 1997, Mr. You served as a senior engineer at the computer center of China National Industry Bureau of Building Materials. From 1983 to 1986, Mr. You worked at the testing center of China Academy of Building Materials as an engineer. Mr. You received a bachelor’s degree in automatic control from Southeast University in 1983. We believe that Mr. You is qualified to serve on our board of directors due to his deep understanding of technology and digital transformation, as well as his engineering expertise, which will be valuable assets to our board.

Li Zhang

Ms. Zhang has served on our board of directors since February 26, 2025. Ms. Zhang is an entrepreneur, angel investor and an experienced real estate educator, investor and developer. Ms. Zhang has founded and operated three companies: ClubOneMedia Inc (2010-2019), Ourrea Holdings Inc (2019-present) and NT Capital Inc (2021-present). Ourrea Holdings Inc (ourrea.com, formerly known as Beimeidichan Academy Inc) is a real estate investment education-tech company that operates one of the largest real estate education platforms for the Chinese community in North America. NT Capital Inc is a holding company owning four subsidiaries: TopSky Home Inc, Jusha Capital Inc, Sunvalley Capital Group Inc, and House Ownership Solution LLC. TopSky Home Inc is a property tech company that utilizes big data to select and transact residential properties for investors. Jusha Capital Inc is a commercial real estate investment and advisory company. Sunvalley Capital Group Inc focuses on land acquisition, using AI to identify and acquire foreclosure lands. House Ownership Solution LLC is a rent-to-own company, employing the seller finance business model for residential properties. Ms. Zhang also has extensive experience investing in and advising startup companies. Previously, she founded ClubOneMedia Inc to invest in and advise startups in industries including fintech, e-commerce, blockchain, AI technology and advertising. Ms. Zhang received a Master of Law from Tsinghua University in 2007. We believe that Ms. Zhang is qualified to serve on our board of directors due to her global perspective, deep understanding of market trends and her ability to build strong relationships with stakeholders, which will be invaluable in steering our strategic direction.

Except for the fact that Mr. Andong Zhang is the father of Mr. Runzhe Zhang, no family relationship exists between any of our directors and executive officers. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or member of senior management.

6.B. Compensation of Board Members and Executives

For the fiscal year ended December 31, 2024, the aggregate cash compensation and benefits that we paid to our executive officers was approximately RMB760,800 ($104,229), and we did not pay any compensation separately to our employee directors for their services as directors of the Company and its subsidiaries. None of our directors or executive officers received any equity awards, including options, restricted shares or other equity incentives during the year ended December 31, 2024. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

6.C. Board Practices

The Nasdaq Marketplace Rules generally require that a majority of an issuer’s board of directors must consist of independent directors. We have two employee directors, Mr. Andong Zhang and Mr. Runzhe Zhang, and three independent directors. As a result, a majority of the board of directors of LZ Technology are independent.

A director is not required to hold any shares in LZ Technology to qualify to serve as a director of LZ Technology. The board of directors of LZ Technology may exercise all the powers of LZ Technology to raise or borrow money, and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds or other securities, whether outright or as collateral security for any debt, liability or obligation of the company or of any third-party.

A director of LZ Technology who is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with LZ Technology is required to declare the nature of his interest to the board of directors of LZ Technology. Following a declaration being made, subject to any separate requirement for any audit committee approval under applicable law or the listing rules of Nasdaq Capital Market, and unless disqualified by the chairman of the relevant board meeting, a director may vote in respect of any contract, proposed contract, or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered.

Board Committees

We have established an audit committee, a compensation committee and a nominating and corporate governance committee of our board of directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

The audit committee of LZ Technology consists of three directors, namely, Chung Chi Ng, Qisheng You and Li Zhang, each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Section 5605 of the Nasdaq Marketplace Rules. Chung Chi Ng is the chairperson of our audit committee. The board of directors of LZ Technology has also determined that Chung Chi Ng qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee

The compensation committee of LZ Technology consists of three directors, namely, Chung Chi Ng, Qisheng You and Li Zhang, each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Section 5605 of the Nasdaq Marketplace Rules. Qisheng You is the chairperson of our compensation committee. The compensation committee assists the board of directors of LZ Technology in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The chief executive officer of LZ Technology may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee of LZ Technology consists of three directors, namely, Chung Chi Ng, Qisheng You and Li Zhang, each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Section 5605 of the Nasdaq Marketplace Rules. Li Zhang is the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors of LZ Technology in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, the directors of LZ Technology owe fiduciary duties to LZ Technology, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in the best interests of LZ Technology. The directors of LZ Technology must also exercise their powers only for a proper purpose. The directors of LZ Technology also owe to LZ Technology a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to LZ Technology, its directors must ensure compliance with the memorandum and articles of association of LZ Technology, as amended and restated from time to time. LZ Technology has the right to seek damages if a duty owed by its directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in the name of LZ Technology if a duty owed by the directors of LZ Technology is breached.

The functions and powers of the board of directors of LZ Technology include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares of LZ Technology, including the registering of such shares in the share register of LZ Technology.

Terms of Directors and Officers

Directors of LZ Technology may be appointed by an ordinary resolution of its shareholders. In addition, the board of directors of LZ Technology may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director either to fill a casual vacancy on its board or as an addition to the existing board. Officers of LZ Technology are elected by and serve at the discretion of the board of directors of LZ Technology. The directors of LZ Technology are not subject to a term of office and will hold office until such time as they resign or otherwise removed from office by ordinary resolution of the shareholders. A director will cease to be a director automatically if, among other thing, the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from the board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director or; (vi) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of the memorandum and articles of association currently in effect.

Employment and Indemnification Agreements

Lianzhang Portal, our PRC operating subsidiary, has entered into labor contracts with our executive officers under PRC laws. Each of our executive officers is employed for a specified time period, which may be renewed by the mutual agreement between us and the executive officer. The employment may be terminated in accordance with relevant laws and regulations. An executive officer may terminate his or her employment at any time with prior written notice. When the employment is terminated, the executive officer should return any company property that he or she is using and transition any work in progress to the person designated by us. Each executive officer has agreed to hold in strict confidence and not to use or disclose to any person, corporation or other entity any confidential information, including but not limited to our business secrets and intellectual property.

We have entered into indemnification agreements with our directors and executive officers, pursuant to which we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

6.D. Employees

As of December 31, 2022 and 2023, and 2024 we employed 196, 151 and 68 full-time employees in various locations in PRC. The following table sets forth the number of employees by function as of December 31, 2024.

Department/Function	Employees
Management	6
Research and Development	25
Finance	5
Human Resource	4
Sales	14
Operations	2
Smart Community Account Development and Management Center	11
Legal	1
TOTALS	68

We enter into standard employment contracts under PRC laws with our full-time employees which contain standard confidentiality provisions. In addition to base salaries and benefits, we provide performance-based bonuses for our full-time employees and commission-based compensation for our sales and marketing force.

We go to great lengths to ensure that we have a healthy work environment, and we believe that we have excellent relationships with our employees. None of our employees are represented by a labor union or covered by a collective bargaining agreement.

6.E. Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major shareholders

The following table sets forth information with respect to beneficial ownership of our share capital as of the date of this Annual Report by:

●	each person who is known by us to beneficially own 5% or more of each class of our voting securities;

●	each of our current directors and each member of our senior management; and

●	all of our directors and senior management as a group.

	Beneficial Ownership(1)		Percent of	Percent of	Percent of
	Class A Ordinary Shares	Class B Ordinary Shares	Class A Ordinary Shares(2)	Class B Ordinary Shares(3)	Total Voting Shares(4)
Directors and Executive Officers:
Andong Zhang, Chairman(5)(7)	22,500,000	65,065,243	100%	50.22%	81.81%
Runzhe Zhang, Chief Executive Officer and Director	-	-	*		*
Weihua Chen, Chief Financial Officer(8)	-	38,501,140	*	29.71%	10.86%
Chung Chi Ng, Director	-	-	*	*	*
Qisheng You, Director	-	-	*	*	*
Li Zhang, Director	-	-	*	*	*
All directors and executive officers as a group	22,500,000	103,566,383	100%	79.93%	92.67%

Other Principal Shareholders:
LZ Digital Technology Holdings Co., Ltd 联掌数字科技控股有限公司(5)	22,500,000	30,978,337	100%	23.91%	72.19%
BJ Tojoy Shared Enterprise Consulting Ltd(6)	-	14,179,946	*	10.94%	4.00%
Vanshion Investment Group Limited 万盛投资集团有限公司(7)	-	34,086,906	*	26.31%	9.61%
Youder Investment Group Limited 友达投资集团有限公司(8)	-	38,501,140	*	29.71%	10.86%
Kim Full Investment Company Limited(9)	-	6,892,023	*	5.32%	1.94%

*	Less than 1%.

(1)	Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as noted below, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the ordinary shares. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(2)

Based on 22,500,000 Class A Ordinary Shares issued and outstanding as of June 16, 2025. Holders of Class A Ordinary Shares are entitled to ten (10) votes per share and are convertible at the option of the holder into Class B Ordinary Shares on a 1:1 basis.

(3)	Based on 129,570,000 Class B Ordinary Shares issued and outstanding as of June 16, 2025. Holders of Class B Ordinary Shares are entitled to one (1) vote per share.

(4)	Percentage of Total Voting Shares represents total ownership with respect to all Class A Ordinary Shares and Class B Ordinary Shares, which vote together as a single class on all matters.

(5)

The registered address of LZ Digital Technology Holdings Co., Ltd is Sertus Chambers, P.O. BOX 905, Quastisky Building, Road Town VG1110, British Virgin Islands. Andong Zhang is the director of LZ Digital Technology Holdings Co., Ltd, or LZ Holdings, and has voting and dispositive power over the securities held by it.

(6)

The registered address of BJ Tojoy Shared Enterprise is Consulting Ltd, Sea Meadow House, P.O. Box 116, Road Town VG1110, British Virgin Islands. Lyugui Lu is the director of BJ Tojoy Shared Enterprise Consulting Ltd and has voting and dispositive power over the securities held by it. Mr. Lu disclaims beneficial ownership of such securities except to the extent of his pecuniary interests in such securities, if any.

(7)

The registered address of Vanshion Investment Group Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town VG1110, British Virgin Islands. Andong Zhang is the director of Vanshion Investment Group Limited and has voting and dispositive power over the securities held by it. Mr. Zhang disclaims beneficial ownership of such securities except to the extent of his pecuniary interests in such securities, if any. Vanshion Investment Group Limited is 66.7% owned by Xiamen Dongling Weiye Investment Partnership (Limited Partnership). Dongling Partnership is managed by its executive partner, Dongling Technology which holds approximately 26.55% of Dongling Partnership. Additionally, Vanshion Investment Group Limited is 33.3% owned by Wuxi Zhanghui Anying Investment Partnership (Limited Partnership), which, in turn, is 59.75% owned by Dongling Technology. Mr. Andong Zhang and Ms. Hongling Zhang, together hold 100% equity interests of Dongling Technology.

(8)	The registered address of Youder Investment Group Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town VG1110, British Virgin Islands. Weihua Chen is the director of Youder Investment Group Limited and has voting and dispositive power over the securities held by it. Ms. Chen disclaims beneficial ownership of such securities except to the extent of her pecuniary interests in such securities, if any.

(9)	The registered address of Kim Full Investment Company Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town VG1110, British Virgin Islands. Feng Ding is the director of Kim Full Investment Company Limited and has voting and dispositive power over the securities held by it. Mr. Ding disclaims beneficial ownership of such securities except to the extent of his pecuniary interests in such securities, if any.

Except for the Class A Ordinary Shares held by LZ Holdings, none of our major shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

7.B. Related Party Transactions

Please see Note 11 to our audited consolidated financial statements included in this Annual Report, for a description of related party transactions for the financial periods presented, between us and any of the members of our board of directors, any executive officer, any holder of more than 5% of the Class B Ordinary Shares at the time of such transaction, or any members of their immediate family, that had or will have a direct or indirect material interest, other than compensation arrangements, which are described under “Item 6. Directors, Senior Management and Employees—B. Compensation” and “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment and Indemnification Agreements.”

Related Party Transaction Policy

Pursuant to our related party transaction policy, any related party transaction must be approved or ratified by our audit committee. In determining whether to approve or ratify a transaction with a related party, our audit committee will consider all relevant facts and circumstances, including without limitation the commercial reasonableness of the terms, the benefit and perceived benefit, or lack thereof, to us, opportunity costs of alternate transactions, the materiality and character of the related party’s direct or indirect interest and the actual or apparent conflict of interest of the related party. Our audit committee will not approve or ratify a related party transaction unless it has determined that, upon consideration of all relevant information, such transaction is in, or not inconsistent with, our best interests and the best interests of our shareholders.

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

Financial Statements

See “Item 18. Financial Statements,” which contains our consolidated financial statements prepared in accordance with U.S. GAAP.

Legal Proceedings

We may from time to time become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. As of the date of this Annual Report, we are not aware of any such legal proceedings or claims that in the opinion of our management will have a material adverse effect on our business, financial condition or operating results. Although the results of litigation and claims cannot be predicted with certainty, we believe that the final outcome of ordinary course matters will not have a material adverse effect on our business, operating results, financial condition or cash flows.

Policy on Dividend Distributions

We have not previously declared, or paid cash dividends, and we have no plan to declare or pay any dividends in the near future, on the Class B Ordinary Shares. We currently intend to retain most, if not all, of our available funds and future earnings to operate and expand our business.

LZ Technology is a holding company incorporated in the Cayman Islands and it relies principally on dividends from its PRC subsidiaries for its cash requirements, including any payment of dividends to its shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to LZ Technology. See “Item 4.B. Business Overview—Regulation—Regulations Related to Foreign Exchange and Dividend Distribution.” and “Item 3.D. Risk Factors—Risks Related to Doing Business in China—Currency conversion policies may limit the Company’s ability to utilize the Company’s revenues effectively and affect the value of your investment.”

LZ Technology’s board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that it may only pay dividends out of its profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in it being unable to pay its debts as they fall due in the ordinary course of business. Even if the board of directors of LZ Technology decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

8.B. Significant Changes

No significant change has occurred since the date of our consolidated financial statements filed as part of this Annual Report.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

Our Class B Ordinary Shares have traded on the Nasdaq Capital Market since February 27, 2025, under the symbol “LZMH.”

9.B. Plan of Distribution

Not applicable.

9.C. Markets

See “Item 9. The Offer and Listing—A. Offer and Listing Details.”

9.D. Selling Shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not applicable.

10.B. Memorandum and Articles of Association

Summaries of material provisions of our memorandum and articles of association currently in effect and of the Companies Act, insofar as they relate to the material terms of the Class B Ordinary Shares, are contained in the “Exhibit 2.1. Description of Securities Registered Pursuant to Section 12 of the Exchange Act” to this Annual Report, which are incorporated herein by reference.

10.C. Material Contracts

All material contracts governing the business of the Company are described elsewhere in this Annual Report or in the information incorporated by reference herein.

10.D. Exchange Controls

Cayman Islands

Under the laws of the Cayman Islands, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of the Class B Ordinary Shares.

PRC

The PRC regulatory authorities impose control on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. The Company generates substantially all of its revenues in Renminbi. Under the Company’s current corporate structure, we primarily rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to us. However, approval from or registration with appropriate government authorities is required, in principle, where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, our PRC subsidiaries need to obtain SAFE approval to use cash generated from their operations to pay off their respective debt in a currency other than Renminbi owed to entities outside of China, or to make other capital expenditure payments outside of China in a currency other than Renminbi.

10.E. Taxation

A description of material Cayman Islands, PRC and U.S. federal income tax consequences of the acquisition, ownership and disposition of the Class B Ordinary Shares is contained in the IPO Form F-1 in the section entitled “Taxation,” which is incorporated herein by reference.

10.F. Dividends and Paying Agents

Not applicable.

10.G. Statement by Experts

Not applicable.

10.H. Documents on Display

We are subject to the informational requirements of the Exchange Act as a foreign private issuer and file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. Reports and other information filed by us with the SEC, including this Annual Report, may be viewed from the SEC’s Internet site at http://www.sec.gov. In addition, we will provide hard copies of our Annual Report free of charge to shareholders upon request.

Statements made in this Annual Report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this Annual Report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

10.I. Subsidiary Information

Not applicable.

10.J. Annual Report to Security Holders

If we are required to provide an annual report to security holders, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Credit Risk

Financial instruments that potentially expose us to concentrations of credit risk consist primarily of cash and accounts receivable. We place substantially all of our cash with financial institutions with high credit ratings and quality in China. In the event of bankruptcy of one of these financial institutions, we may not be able to claim our cash and demand deposits back in full. We continue to monitor the financial strength of the financial institutions. There has been no recent history of default in relation to these financial institutions.

For accounts receivables, credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through in-house research and analysis of the Chinese economy and the underlying obligors and transaction structures. In measuring the credit risk of our sales to our customers, we mainly reflect the “probability of default” by the customer on its contractual obligations and considers the current financial position of the customer and the exposures to the customer and its likely future development.

Foreign Exchange Risk

All of our revenue and substantially all of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash denominated in U.S. dollars. We do not believe that we currently have any significant direct foreign exchange risk and have not used derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in the Class B Ordinary Shares will be affected by the exchange rate between U.S. dollar and RMB because the value of our business is effectively denominated in RMB, while our shares are traded in U.S. dollars.

Renminbi is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC or remittances of Renminbi out of the PRC as well as exchange between Renminbi and foreign currencies require approval by foreign exchange administrative authorities with certain supporting documentation. SAFE, under the authority of the People’s Bank of China, controls the conversion of Renminbi into other currencies.

To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on the Class B Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest expenses incurred on bank borrowings and income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, our future interest income may fall short of expectations due to changes in market interest rates.

We may invest extra cash in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2022, 2023 and 2024 were increases of 2%, 0.2% and 0.2%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

There have been no material modifications to the rights of our security holders.

Use of Proceeds

On February 28, 2025, we completed our initial public offering of 1,800,000 Class B Ordinary Shares sold at a public offering price of $4.00 per share, or the IPO. The Class B Ordinary Shares offered and sold in the IPO were registered under the Securities Act pursuant to our Registration Statement on Form F-1 (File No. 333-276234), which was declared effective by the SEC on February 26, 2025. On March 11, 2025, we completed the sale of an additional 270,000 Class B Ordinary Shares at the public offering price of $4.00 per share, pursuant to the full exercise by the underwriters of the over-allotment option granted to them in connection with the IPO.

Our IPO, including the over-allotment, generated gross proceeds of $8.28 million. We paid underwriting discounts of approximately $579,600 and other issuance costs of approximately $276,350. We paid out of pocket all of our fees, costs and expenses in connection with the IPO.

No offering proceeds were paid directly or indirectly to any of our directors or officers (or their associates), persons owning 10% or more of the Class B Ordinary Shares or securities convertible into, exercisable or exchangeable for our Class B Ordinary Shares, or any other affiliates.

There has been no material change in the expected use of the net proceeds from our IPO as described in our final prospectus filed with the SEC on February 27, 2025, pursuant to Rule 424(b).

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls include, without limitation, controls and procedures designed to ensure that information required to be disclosed under the Exchange Act is accumulated and communicated to management, including principal executive and financial officers, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Our management carried out an evaluation, under the supervision of our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act as of December 31, 2024. Based on that evaluation, our management, including our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this Annual Report.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Attestation Report of Independent Registered Public Accounting Firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Chung Chi Ng is the “Audit Committee Financial Expert” as such term is defined in Item 407(d) of Regulation S-K promulgated by the SEC and also meets Nasdaq’s financial sophistication requirements. Ms. Ng is an “independent director” as defined by the rules and regulations of Nasdaq.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Ethics and Business Conduct, or the Code of Ethics, that is applicable to all of our employees, officers and directors and is available on our website at http://lz-qs.com/. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. If we make any amendment to the Code of Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC. Under Item 16B of Form 20-F, if a waiver or amendment of the Code of Ethics applies to our principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we are required to disclose such waiver or amendment on our website in accordance with the requirements of Instruction 4 to such Item 16B.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents aggregate fees billed to the Company for fiscal years ended December 31, 2023 and 2024 by the Company’s principal external auditors.

	For the year ended December 31,
	2023	2024
	USD	USD
Audit Fees	$365,094	$448,185
Audit-Related Fees	$-	$-
Tax Fees	$-	$-
All Other Fees	$-	$-
Total	$365,094	$448,185

Audit Fees

Audit fees consisted of the aggregate fees for the audits of our consolidated financial statements, half year reviews, consents, and assistance with review of documents filed with the SEC. Fees for the year ended December 31, 2024, also include the fees related to audit activities conducted in connection with the IPO and under PCAOB standards.

Audit Related Fees

Audit-related fees consist of the aggregate fees billed for each of the last two fiscal years for assurance and related services performed by the Company’s principal accountants that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the paragraph captioned “Audit Fees” above.

Tax Fees

Tax fees consist of aggregate fees billed for each of the last two fiscal years for professional services performed by the Company’s principal accountants with respect to tax compliance, tax advice, tax consulting and tax planning. We did not engage our principal accountants to provide tax compliance, tax advice or tax planning services during the last two fiscal years.

All Other Fees

All other fees consist of aggregate fees billed for each of the last two fiscal years for products and services provided by the Company’s principal accountants, other than for the services reported under the headings “Audit Fees,” “Audit-Related Fees” and “Tax Fees” above. We did not engage our principal accountants to render services to us during the last two fiscal years, other than as reported above.

Audit Committee’s Pre-Approval Policies and Procedures

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to ensure that such engagements do not impair the independence of our auditors, the audit committee pre-approves each type of audit, audit-related, tax and other permitted services, subject to the ability of the audit committee to delegate certain pre-approval authority to one or more of its members. All of the fees listed in the table above were approved by our audit committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On April 30, 2025, the audit committee of the board of directors of the Company approved the dismissal of Marcum Asia CPAs LLP (“Marcum Asia”) as independent registered public accounting firm of the Company, effective immediately. On the same date, the audit committee of the board of directors of the Company approved the appointment of GGF CPA LTD as its new independent registered public accounting firm to audit the Company’s financial statements for the fiscal year ended December 31, 2024 and the fiscal year ending December 31, 2025. The disclosures required pursuant to this Item 16F were included in the Company’s Report on Form 6-K furnished with the SEC on May 1, 2025, including its Exhibit 15.1, which are hereby incorporated by reference into this Annual Report on Form 20-F.

ITEM 16G. CORPORATE GOVERNANCE

We are incorporated in the Cayman Islands and our corporate governance practices are governed by applicable laws of Cayman Islands and our memorandum and articles of association, as amended. In addition, since the Class B Ordinary Shares are listed on Nasdaq, we are subject to Nasdaq’s corporate governance requirements.

As of the date of this Annual Report, we are a “controlled company” within the meaning of the Nasdaq Listing Rules, where more than 50% of the voting power of our securities for the election of directors was held by an individual, group or another company and, as a result, qualified for exemptions from certain Nasdaq corporate governance requirements, including, without limitation (i) the requirement that the board of directors is comprised of a majority of independent directors; (ii) the requirement that the compensation of our officers be determined or recommended to our board of directors by a compensation committee that is comprised solely of independent directors, and (iii) the requirement that director nominees be selected or recommended to the board of directors by a majority of independent directors or a nominating and corporate governance committee comprised solely of independent directors. We have not relied on any of these “controlled company” exemptions.

In addition, as a foreign private issuer, Nasdaq Listing Rule 5615(a)(3) permits us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that we disclose in our annual report filed with the SEC each requirement of Rule 5600 that we do not follow and describe the home country practice followed in lieu of such requirement.

We are currently following some Cayman corporate governance practices in lieu of Nasdaq corporate governance listing standards as follows:

●	We are not required to seek shareholders’ approval of any issuance of securities in connection with a transaction other than a public offering where such transaction involves the issuance of securities representing more than 20% of or more of the voting power outstanding before the issuance at a price lower than the “Minimum Price”, in lieu of the corporate governance requirements of Nasdaq Listing Rule 5635(d) with respect to shareholder approval.

●	We are not required to seek shareholders’ approval for the establishment of or any material amendments to our equity compensation plans in lieu of the corporate governance requirements of Nasdaq Listing Rule 5635(c) with respect to shareholder approval.

●	We are not required to seek shareholders’ approval for the issuance of securities to external consultants, in lieu of the corporate governance requirements of Nasdaq Listing Rule 5635(c) with respect to shareholder approval.

●	We are not required to hold annual shareholders’ meetings.

Our Cayman counsel will provide relevant letters to Nasdaq certifying that under Cayman law, we are not required to seek shareholders’ approval in the above circumstances, on or about the date of this Annual Report.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Before listing on the Nasdaq Stock Market on February 27, 2025, we had adopted an insider trading policy that applies to all our executive officers, directors, employees, and other persons who have access to material nonpublic information about us as determined by our board of directors. The insider trading policy codifies the legal and ethical principles that govern trading in our securities by persons associated with the Company that may possess material nonpublic information relating to the Company. A copy of the insider trading policy is filed as Exhibit 11.2 to this Annual Report.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We include information security as part of our overall risk management process, with the aim that our information systems, including those of our suppliers and other third-parties, will be resilient, effective and capable of safeguarding against emerging risks and cybersecurity threats. We endeavor to assure our system is appropriately resourced and to attract and retain expert talent to execute it.

Our risk management procedure is based on the PRC Cybersecurity Law, aiming to comply with applicable laws and regulations. We use the PRC Cybersecurity Law as a guideline to help us identify, assess, and manage cybersecurity risks related to our business operations.

Under the PRC Cybersecurity Law, we have established preventive measures that are consistent with the national cybersecurity standards. We protect our networks from interference, damage, or unauthorized access, and to prevent the leakage, theft, or alteration of network data through regularly scanning company computers for viruses, scanning servers for vulnerabilities, and closing unnecessary ports. As part of our supplier risk management system, we conduct security assessments prior to engagement of high-risk suppliers and other third-party providers and have a monitoring program to evaluate ongoing compliance with our cybersecurity standards.

Our technology and cybersecurity process focuses on the defense, rapid detection and rapid remediation of cybersecurity threats and incidents. When a potential threat or incident is identified, our cyber security incident response team will assign a risk level classification and initiate the escalation and other steps. All incidents that are initially assessed by the cybersecurity incident response team as potentially high-risk are escalated promptly to our chief executive officer, who will determine whether and what cybersecurity crisis responses should be activated, including escalation to other senior management. Our chief executive officer will inform our board of directors of cybersecurity incidents, as appropriate, considering a variety of factors, including financial, operational, legal or reputational impact.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition.

Risk Governance

We are committed to appropriate cybersecurity governance and oversight.

Our board of directors has oversight of our strategic and business risk management, including cybersecurity risk management. Our board of directors is responsible for ensuring that management has processes in place designed to identify and evaluate cybersecurity risks to which we are exposed and to implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents. Management is responsible for identifying, assessing, and managing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures, maintaining cybersecurity policies and procedures, and providing regular reports to our board of directors.

For additional information on our cybersecurity risks, please see “Item 3.D. Risk Factors,” including “Risk Factors—Risks Related to Our Business and Industry—If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.”

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our audited financial statements are included as the “F” pages attached to this Annual Report.

All financial statements in this Annual Report, unless otherwise stated, are presented in accordance with U.S. GAAP.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 to Form 6-K filed on February 28, 2025)
2.1*	Description of Securities Registered Pursuant to Section 12 of the Exchange Act
4.1	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.1 to Registration Statement on Form F-1/A filed on February 7, 2025)
4.2†	Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.2 to Registration Statement on Form F-1/A filed on February 7, 2025)
4.3	Business Cooperation Agreement between Fujian Henduoka Network Technology Co., Ltd. and Lianzhang Portal Network Technology Co., Ltd., dated January 1, 2023 (incorporated by reference to Exhibit 10.3 to Registration Statement on Form F-1/A filed on February 7, 2025)
4.4	Platform Service Agreement between Xiamen Infinity Network Technology Co., Ltd. and Fujian Henduoka Network Technology Co., Ltd. dated December 1, 2022 (incorporated by reference to Exhibit 10.4 to Registration Statement on Form F-1/A filed on February 7, 2025)
4.5	Strategic Cooperation Framework Agreement between Guangzhou Xie Lv Information Technology Co., Ltd. and Xiamen LianZhang Culture Media Co., Ltd. dated June 5, 2022 (incorporated by reference to Exhibit 10.5 to Registration Statement on Form F-1/A filed on February 7, 2025)
4.6	Form of Advertising Placement Agreement between East Entertainment (Fujian) Culture Media Co., Ltd. and LianZhang Media Co., Ltd. (incorporated by reference to Exhibit 10.6 to Registration Statement on Form F-1/A filed on February 7, 2025)
4.7	Form of Baidu Alliance Membership Registration Agreement between LianZhang Media Co., Ltd. and Beijing Baidu Netcom Science Technology Co., Ltd. (incorporated by reference to Exhibit 10.7 to Registration Statement on Form F-1/A filed on February 7, 2025)
4.8	LZ Technology Holdings Limited 2024 Equity Incentive Plan (incorporated by reference to Exhibit 10.8 to Registration Statement on Form F-1/A filed on February 7, 2025)
4.9	Form of Share Option Agreement for LZ Technology Holdings Limited 2024 Equity Incentive Plan (incorporated by reference to Exhibit 10.9 to Registration Statement on Form F-1/A filed on February 7, 2025)
4.10	Form of Restricted Share Unit Award Agreement for LZ Technology Holdings Limited 2024 Equity Incentive Plan (incorporated by reference to Exhibit 10.10 to Registration Statement on Form F-1/A filed on February 7, 2025)
4.11	Consulting Agreement between the registrant and JW Investment Management Limited dated July 15, 2024 (incorporated by reference to Exhibit 10.11 to Registration Statement on Form F-1/A filed on February 7, 2025)
4.12	Amended and Restated Consulting Agreement between the registrant and JW Investment Management Limited dated August 5, 2024 (incorporated by reference to Exhibit 10.12 to Registration Statement on Form F-1/A filed on February 7, 2025)
8.1	List of subsidiaries of the registrant (incorporated by reference to Exhibit 21.1 to Registration Statement on Form F-1/A filed on February 7, 2025)
11.1	Code of Ethics and Business Conduct of the registrant (incorporated by reference to Exhibit 99.1 to Registration Statement on Form F-1/A filed on February 7, 2025)
11.2*	Insider Trading Policy of the registrant
12.1*	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2*	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1**	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Marcum Asia CPAs LLP
15.2*	Consent of GGF CPA LTD
97.1*	Clawback Policy of the registrant
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.
**	Furnished herewith.
†	Executive Compensation Plan or Agreement

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LZ TECHNOLOGY HOLDINGS LIMITED

Date: June 17, 2025	By:	/s/ Runzhe Zhang
	Name:	Runzhe Zhang
	Title:	Chief Executive Officer (Principal Executive Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

LZ Technology Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of LZ Technology Holdings Limited (“the Company”), as of December 31, 2024 and the related consolidated statements of operations and comprehensive income, changes in (deficit)/equity and cash flows for the year ended December 31, 2024, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ GGF CPA LTD

We have served as the Company’s auditor since 2025

Guangzhou, China

PCAOB NO: 2729

June 17, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of LZ Technology Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of LZ Technology Holdings Limited (the “Company”) as of December 31, 2023, the related consolidated statements of operations and comprehensive loss, changes in (deficit)/equity and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting due to the adoption of ASU No. 2023-07, Segment Reporting discussed in Note 3 to the financial statements, and accordingly, we do not express an opinion or any form of assurance about whether such adjustments is appropriate or properly applied. The adjustments were audited by other auditors.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor from 2022 to 2025.

New York, NY

June 10, 2024, except for the Note 13, as to which the date is July 24, 2024.

LZ TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data or otherwise noted)

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$ Note 3 (e)
ASSETS
Current assets
Cash and cash equivalents	10,776	4,150	569
Accounts receivable, net	191,105	223,357	30,600
Advance to suppliers	15,011	9,623	1,318
Prepaid expenses and other current assets, net	9,579	11,069	1,516
Due from related parties	28,041	29,963	4,105
Total current assets	254,512	278,162	38,108

Non-current assets
Property and equipment, net	24,441	16,597	2,274
Deferred offering cost	4,104	6,122	839
Operating lease right-of-use assets	-	2,596	356
Intangible assets, net	3,082	2,134	292
Total non-current assets	31,627	27,449	3,761

TOTAL ASSETS	286,139	305,611	41,869

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	30,033	31,704	4,343
Accounts payable	162,313	181,096	24,810
Accounts payable-a related party	741	1,089	149
Contract liabilities	4,575	940	129
Accrued expenses and other current liabilities	13,667	19,138	2,622
Due to related parties	10,841	229	31
Lease liability – current	-	457	63
Total current liabilities	222,170	234,653	32,147

Non-current liabilities
Deferred tax liabilities, net	2,302	626	86
Long-term Loan	-	667	91
Lease liability – non-current	-	2,226	305
Total non-current liabilities	2,302	3,519	482
			-
TOTAL LIABILITIES	224,472	238,172	32,629

Commitments and contingencies (Note 14)

Equity
Class A ordinary shares (par value of US$0.000025 per share; 80,000,000 Class A ordinary shares authorized, 21,791,187 and 22,500,000 Class A ordinary shares issued and outstanding as of December 31, 2023 and 2024, respectively)*	4	4	1
Class B ordinary shares (par value of US$0.000025 per share; 1,920,000,000 Class B ordinary shares authorized, 123,354,611 and 127,500,000 Class B ordinary shares issued and outstanding as of December 31, 2023 and 2024, respectively)*	22	23	3
Additional paid in capital	218,284	220,285	30,179
Accumulated deficit	(160,757)	(155,215)	(21,264)
Total LZ Technology Holdings Limited (the “Company” or “LZ Technology”) shareholders’ equity	57,553	65,097	8,919
Non-controlling interests	4,114	2,342	321
Total Equity	61,667	67,439	9,240
			-
TOTAL LIABILITIES AND EQUITY	286,139	305,611	41,869

*	Ordinary shares and shares data are presented on a retroactive basis to reflect the reorganization (Note 1(b)) and the Share Subdivision and the Share Surrender implemented on July 15, 2024 (Note 13).

The accompanying notes are an integral part of these consolidated financial statements.

LZ TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(In thousands, except share and per share data or otherwise noted)

	For the years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$ Note 3 (e)
Revenues:
Revenues from services-third parties	162,952	441,320	550,435	75,409
Revenues from sales of products-third parties	-	127,545	272,397	37,319
Total revenues	162,952	568,865	822,832	112,728
Cost of revenues:
Cost of services
Cost of revenues from services-related parties	(40,792)	(26,604)	(8,757)	(1,200)
Cost of revenues from services- third parties	(102,308)	(388,863)	(510,958)	(70,001)
Cost of products sold- related parties	-	(2,776)	-	-
Cost of products sold- third parties	-	(119,366)	(268,673)	(36,808)
Total Cost of revenues	(143,100)	(537,609)	(788,388)	(108,009)
Gross profit	19,852	31,256	34,444	4,719

Operating expenses
Selling and marketing expenses	(22,049)	(16,789)	(14,075)	(1,928)
General and administrative expenses	(12,859)	(15,428)	(12,279)	(1,682)
Research and development expenses	(6,927)	(5,478)	(4,464)	(612)
Total operating expenses	(41,835)	(37,695)	(30,818)	(4,222)
				-
Operating (loss)profit	(21,983)	(6,439)	3,626	497

Other income, net
Financial expenses, net	(18)	(408)	(764)	(105)
Income from disposal of subsidiary	4,318	-	-	-
Income from disposal of long-term investments	475	-	-	-
Other income, net	2,411	2,843	1,942	266
Total other income, net	7,186	2,435	1,178	161

Loss before income tax expenses	(14,797)	(4,004)	4,804	658
Income tax expenses	-	(2,368)	972	133
Net (loss) income	(14,797)	(6,372)	5,776	791
Deemed distribution to certain shareholders
Less: net (loss) income attributable to non-controlling interests	(1,152)	(163)	234	32
Net (loss) income attributable to the Company’s ordinary shareholders	(13,645)	(6,209)	5,542	759
Total comprehensive (loss) income	(14,797)	(6,372)	5,776	791
Less: total comprehensive (loss) income attributable to non-controlling interests	(1,152)	(163)	234	32
Comprehensive (loss) income attributable to the Company	(13,645)	(6,209)	5,542	759
				-
Net loss per share - Basic and diluted	(0.10)	(0.04)	0.04	0.01
				-
Weighted average shares outstanding used in calculating basic and diluted loss per share	132,654,939	143,590,637	148,090,150	148,090,150

*	Ordinary shares and shares data are presented on a retroactive basis to reflect the reorganization (Note 1(b)) and the Share Subdivision and the Share Surrender implemented on July 15, 2024 (Note 13).

The accompanying notes are an integral part of these consolidated financial statements.

LZ TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN (DEFICITS)/EQUITY

(In thousands, except share and per share data or otherwise noted)

	Class A Ordinary shares		Class B Ordinary shares		Additional paid-in	Accumulated	Total LZ Technology shareholders’	Non-controlling	Total
	Share	Amount	Share	Amount	capital	Deficit	equity	interests	equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2021	21,791,187	4	110,089,623	20	112,389	(139,925)	(27,512)	(1,907)	(29,419)
Net loss	-	-	-	-	-	(13,645)	(13,645)	(1,152)	(14,797)
Contribution from shareholders	-	-	9,150,466	1	17,942	(699)	17,244	4,017	21,261
Debt-to-equity conversion	-	-	-	-	37,831	-	37,831	-	37,831
Balance as of December 31, 2022	21,791,187	4	119,240,089	21	168,162	(154,269)	13,918	958	14,876
Net loss	-	-	-	-	-	(6,209)	(6,209)	(163)	(6,372)
Contribution from shareholders	-	-	4,114,522	1	44,673	(279)	44,395	3,319	47,714
Debt-to-equity conversion					5,449	-	5,449	-	5,449
Balance as of December 31, 2023	21,791,187	4	123,354,611	22	218,284	(160,757)	57,553	4,114	61,667
Net income						5,542	5,542	234	5,776
Contribution from shareholders	708,813	-	4,145,389	1	2,001	-	2,002	(2,006)	(4)
Balance as of December 31, 2024	22,500,000	4	127,500,000	23	220,285	(155,215)	65,097	2,342	67,439
Balance as of December 31, 2024(US$)	22,500,000	1	127,500,000	3	30,179	(21,263)	8,919	321	9,240

*	Ordinary shares and shares data are presented on a retroactive basis to reflect the reorganization (Note 1(b)) and the Share Subdivision and the Share Surrender implemented on July 15, 2024 (Note 13).

The accompanying notes are an integral part of these consolidated financial statements.

LZ TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands, except share and per share data or otherwise noted)

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$ Note 3 (e)
Cash flows from operating activities:
Net (loss) income	(14,797)	(6,372)	5,776	791
Adjustments to reconcile net income to net cash (used in)/provided by operating activities:
Allowance for credit losses	-	678	1,065	146
Depreciation and amortization	9,736	10,131	8,706	1,193
Amortization of operating lease right-of-use assets	270	-	-	-
Loss on long-term investments	27	-	-	-
Loss from disposal of property, equipment and software	-	704	435	60
Income from disposal of subsidiary	(4,318)	-	-	-
Income from disposal of long-term investments	(475)	-	-	-
Deferred income taxes	-	2,302	(1,676)	(230)
Changes in operating assets and liabilities:
Accounts receivable, net	(11,600)	(147,166)	(33,316)	(4,564)
Operating lease right-of-use assets			(2,596)	(356)
Advance to suppliers	2,591	(14,217)	5,389	738
Prepaid expenses and other current assets	(1,371)	(3,952)	(1,491)	(204)
Due from related parties	(2,898)	(109)	(848)	(116)
Accounts payable	15,403	130,037	18,783	2,573
Accounts payable- a related party	2,493	(2,259)	-	-
Contract liabilities	(62)	4,130	(3,636)	(498)
Accrued expenses and other current liabilities	6,033	9,535	5,463	748
Operating lease liabilities	(278)	-	2,683	368
Due to related parties	1,732	(286)	(67)	(9)
Net cash provided by/(used in) operating activities	2,486	(16,844)	4,670	640
Cash flows from investing activities:				-
Purchase of property and equipment, net	(1,469)	(111)	(347)	(48)
Proceed from disposal of long-term investments	992	1,723	-	-
Proceed from disposal of subsidiary	-	158	-	-
Purchase of intangible assets	(4,742)	-	-	-
Cash loss of disposal of a subsidiary	(1,330)	-	-	-
Loans to related parties	(5,690)	(116,529)	(45,283)	(6,204)
Collection of loans to related parties	25,826	91,514	44,208	6,057
Net cash provided by/(used in) investing activities	13,587	(23,245)	(1,422)	(195)
Cash flows from financing activities:
Proceeds from borrowings	9,000	14,000	23,476	3,216
Repayments of short-term borrowings	(11,910)	(14,145)	(21,139)	(2,896)
Payment for deferred offering costs	(554)	(3,550)	(2,015)	(276)
Proceeds of loans from related parties	18,874	22,891	4,677	641
Repayment of loans from related parties	(50,791)	(23,027)	(14,873)	(2,037)
Proceeds from capital injection	21,261	47,714	-	-
Other financing activities	(105)	-	-	-
Net cash (used in)/provided by financing activities	(14,225)	43,883	(9,874)	(1,352)
Net increase in cash and cash equivalents:	1,848	3,794	(6,626)	(907)
Cash and cash equivalents at the beginning of year	5,134	6,982	10,776	1,477
Cash and cash equivalents at the end of year	6,982	10,776	4,150	570
Supplemental disclosure of cash flow information:
Income tax paid	-	19	227	31
Interest paid	57	340	718	98
Supplemental schedule of non-cash financing activities:
Debt-to-equity conversion (Note 9)	37,831	5,449	-	-
Repayments of short-term borrowings by a related party on behalf of the Company (Note 11)	-	8,277	4,588	629
Obtaining right-of-use assets in exchange for operating lease liabilities and prepaid expenses	115	-	2,683	368
Elimination of related party loan through transfer agreement (Note 11)	-	20,855	-	-

The accompanying notes are an integral part of these consolidated financial statements.

LZ TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

1.	Organization and principal activities

(a)	Principal activities

LZ Technology Holdings Limited (“LZ Technology”, “Company”) was incorporated under the law of the Cayman Islands as an exempted company with limited liability on November 30, 2022. The Company is a holding company and conducts its businesses primarily through its subsidiaries (collectively, the “Group”). The Group is an integrated advertising and promotion service provider with principal operations and geographic markets in the People’s Republic of China (“PRC”).

(b)	Reorganization

In anticipation of an initial public offering (“IPO”) of its equity securities, the Company incorporated Dongrun Technology Holdings Limited (“Dongrun Technology”) under the laws of British Virgin Islands, as its direct wholly-owned subsidiary, on December 5, 2022. Mr. Zhang Andong incorporated LZ Digital Technology Group Limited (“LZ Digital”) under the laws of Hong Kong, PRC, on November 21, 2022. On March 10, 2023, Mr. Zhang Andong transferred 100% of his shares in LZ Digital to Dongrun Technology and the Company controls LZ Digital through Dongrun Technology since then.

On January 13, 2023, LZ Digital directly invested in Lianzhang Menhu (Zhejiang) Holding Co., Ltd. (“LZ Menhu”), as its direct wholly-owned subsidiary. On June 23, 2023, shareholders of Lianzhang Portal Internet Technology Co.,Ltd (“Lianzhang Portal”) transferred 93.70% of equity interests to LZ Menhu and the Company controls Lianzhang Portal and its subsidiaries since then.

Due to the fact that the Company and its subsidiaries were effectively controlled by the same shareholders immediately before and after the reorganization completed in August 2023, as described above, the reorganization was accounted for as a recapitalization. As a result, the Group’s consolidated financial statements have been prepared as if the current corporate structure has been in existence throughout the periods presented.

In May 2024, Dongling Technology Co., Ltd. (“Dongling Technology”) transferred 3.15% of equity interest in Lianzhang Portal to LZ Menhu. Upon completion, the Group holds 96.85% of Lianzhang Portal.

As of December 31, 2024, the Company’s principal subsidiaries are as follows.

	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect economic interest	Principal activities
Main subsidiaries:
Dongrun Technology	December 5, 2022	British Virgin Islands	100%	Investment holding
LZ Digital	November 30, 2022	Hong Kong	100%	Investment holding
LZ Menhu	January 13, 2023	PRC	100%	Investment holding
Lianzhang Portal	September 10, 2014	PRC	96.85%	Advertising and Technical service
Xiamen Lianzhang Media Co., Ltd (“Xiamen Media”)	October 05, 2014	PRC	96.85%	Advertising promotion service
Lianzhang Media Co., Ltd	January 16, 2018	PRC	96.85%	Advertising promotion service
Xiamen Lianzhanghui Intelligent Technology Co., Ltd	October 31, 2014	PRC	96.85%	Retail sales and sales of devices
Xiamen Infinitism Internet Technology Co., Ltd	August 16, 2021	PRC	96.85%	Retail sales and E-commerce promotion service
Xiamen Finitism Internet Technology Co., Ltd	April 7, 2022	PRC	96.85%	Retail sales and E-commerce promotion service
Lianzhang Digital Technology (Xiamen) Co., Ltd	May 6, 2023	PRC	96.85%	Retail sales and Tourism service
Lianzhang New Community Construction and Development(Jiangsu) Co., Ltd	June 21, 2018	PRC	77.48%	Retail sales and sales of devices

LZ TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

2.	Liquidity

Working Capital

The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. For the years ended December 31, 2022 and 2023, and 2024, the Group recorded net operating losses of RMB 21,983 thousand and RMB 6,439 thousand, and a net operating profit of RMB 3,626 thousand, respectively. Net cash provided by operating activities amounted to RMB 2,486 thousand and RMB 4,670 thousand for the years ended December 31, 2022 and 2024, respectively, while net cash used in operating activities was RMB 16,844 thousand for the year ended December 31, 2023.

As of December 31, 2024, the Group had an accumulated deficit of RMB 155,215 thousand, working capital of RMB 43,509 thousand . net cash provided by operating and cash equivalents of RMB 4,150 thousand. The Group’s return to profitability in 2024, with a net income of RMB 5,776 thousand, demonstrates improved operational efficiency and effective cost control. Nevertheless, the Group’s future operating results remain subject to significant uncertainties, and it cannot be determined with certainty whether the Group will be able to reduce or eliminate its net losses in the foreseeable future. These conditions and events raise substantial doubt about the Group’s ability to continue as a going concern.

On February 27, 2025, the Group successfully completed its initial public offering (IPO) of 1,800,000 Class B ordinary shares at a price of US$4.00 per share, raising gross proceeds of US$7.2 million.

In connection with the offering, the Group granted the underwriters an over-allotment option (greenshoe mechanism) to purchase up to an additional 270,000 Class B ordinary shares to cover over-allotments, if any. On March 11, 2025, the underwriters fully exercised this option at the same offering price of US$4.00 per share, generating additional gross proceeds of US$1.08 million.

As of the date of issuance of the consolidated financial statements, the Company has approximately RMB 4.15 million of unrestricted cash or cash equivalents. In addition, the Company will need to maintain its operating costs at a level through strict cost control and budgets, such as staff reductions, to ensure operating costs are minimized and will not exceed such determined sources of funds to continue as a going concern for a period within 12 months after the issuance of the consolidated financial statements.

The Company believes that available cash, together with the efforts from aforementioned management plan and actions, should enable the Company to meet current anticipated cash needs for at least the next 12 months after the date that the consolidated financial statements are issued and beyond the period covered by the consolidated financial statements on a going concern basis. The Company may, however, need additional capital in the future to fund its continued operations. If the Company determines that its cash requirements exceed the amount of cash available, the Company may need to raise additional capital through the issuance of equity or debt securities, or through other means. The Company cannot assure that the financing will be available in amounts or on terms acceptable to the Company, if at all.

3.	Summary of significant accounting policies

(a)	Basis of presentation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) to reflect the financial position, results of operations and cash flows of the Group. Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below. All amounts, except for share, per share data or otherwise noted, are rounded to the nearest thousand.

(b)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Group have been eliminated upon consolidation. All intercompany transactions and balances among the Group have been eliminated upon consolidation.

LZ TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

3.	Summary of significant accounting policies – Continued

(c)	Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to allowance for credit losses, accounting for deferred income taxes and valuation allowance for deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(d)	Foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and the Company’s subsidiaries incorporated in Cayman, British Virgin Islands and Hong Kong is US dollars (“US$”), while the functional currency of the Company’s PRC subsidiaries is RMB. The determination of the respective functional currency is based on the criteria set out by ASC 830, Foreign Currency Matters.

Transactions denominated in foreign currencies other than functional currency are translated into the functional currency at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies other than functional currency are remeasured into the functional currency at the exchange rates prevailing at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are remeasured using the exchange rates at the dates of the initial transactions. Exchange gains or losses arising from foreign currency transactions are recorded in the consolidated statements of operations and comprehensive income.

The financial statements of the Group’s non-PRC entities are translated from their respective functional currency into RMB. Assets and liabilities are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the average exchange rates for the relevant period. The resulting foreign currency translation adjustments are recorded as a component of accumulated other comprehensive income in the consolidated statements of changes in equity and a component of other comprehensive income in the consolidated statement of operations and comprehensive income.

(e)	Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the rate of US$1.00 = RMB 7.2993, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate.

(f)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits that are unrestricted as to withdrawal and use, and restricted funds.

(g)	restricted funds

The restricted funds include the statutory deposit that travel agencies are required to maintain in designated banks under the “Tourism Law of the People’s Republic of China” to safeguard the rights and interests of tourists. For domestic/inbound tourism services, the deposit requirement is RMB 0.2 million. These restricted funds may not be used for general corporate purposes and are subject to withdrawal restrictions.

LZ TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

3.	Summary of significant accounting policies – Continued

(h)	Credit Losses

On January 1, 2023, the Group adopted ASU 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments” using the modified retrospective method, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19.ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13,“ASC 326”). ASC 326 introduces an approach based on expected losses to estimate the allowance for credit losses, which replaces the previous incurred loss impairment model. The adoption of ASU 2016-13 did not have a material impact on the Group’s financial statements.

The Group’s accounts receivable, amounts due from related parties and other receivable which is included in current and non-current prepaid expenses and other assets line item in the balance sheet are within the scope of ASC Topic 326. The Group uses the roll-rate method to measure the expected credit losses of account receivables, amounts due from related parties and other receivables, on a collective basis when similar risk characteristics exist. The roll-rate method stratifies the receivables balance by delinquency stages and projected forward in one-year increments using historical roll rate. In each year of the simulation, losses on the receivables are captured, and the ending delinquency stratification serves as the beginning point of the next iteration. This process is repeated on a yearly rolling basis. The loss rate calculated for each delinquency stage is then applied to respective receivables balance. The management adjusts the allowance that is determined by the roll-date method for both current conditions and forecast of economic conditions. When establishing the loss rate, the Group makes the assessment on various factors, including historical experience, credit-worthiness of debtors, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from, the debtors. The Group also provides specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.

(i)	Accounts receivable, net

Accounts receivable, net are stated at the original amount less allowances for doubtful accounts. Accounts receivable is recognized in the period when the Group has provided services to its customers and when its right to consideration is unconditional. The allowance for credit losses as of December 31, 2023 and 2024 was RMB 931 thousand and RMB 1,996 thousand, respectively.

(k)	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Residual value rate is determined to 5% based on the economic value of the property and equipment at the end of the estimated useful lives as a percentage of the original cost. Estimated useful lives are as follows:

Category	Estimated Useful Life
Machinery and equipment	5 to 10 years
Electronic equipment	5 years
Vehicles	5 years
Office equipment	3 to 5 years
Renovation	5 years

Routine maintenance and repair costs are expensed as incurred. Expenditures that extend the useful life of an asset or enhance its value are capitalized as part of the cost of the related asset. Upon retirement or disposal, the cost, accumulated depreciation, and any impairment are removed from the accounts, and any resulting gain or loss is recognized in the consolidated statements of operations and comprehensive (loss) income. Leasehold improvement costs are amortized over the term of the lease agreement.

(l)	Intangible assets, net

Intangible assets are initially recognized and measured at cost upon acquisition. Separately identifiable intangible assets that have determinable lives continued to be amortized over their estimated economic useful lives using the straight-line method as follows:

Category	Estimated useful lives
Software and others	5 years

LZ TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

3.	Summary of significant accounting policies – Continued

(m)	Long-term investments

The Group applies the equity method of accounting to equity investments, in common stock or in-substance common stock, over which it has significant influence but does not own a majority equity interest or otherwise control. Under the equity method, the Group initially records its investment at cost. The difference between the cost of the equity investment and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill or as an intangible asset as appropriate, which is included in the equity method investment on the consolidated balance sheets. The Group subsequently adjusts the carrying amount of the investment to recognize the Group’s proportionate share of each equity investee’s net income or loss into consolidated statements of operations and comprehensive income after the date of acquisition. The Group makes assessment of whether an investment is impaired based on performance and financial position of the investee as well as other evidence of market value at each reporting date. Such assessment includes, but is not limited to, reviewing the investee’s cash position, recent financing, as well as the financial and business performance. The Group recognizes an impairment loss equal to the difference between the carrying value and fair value in the consolidated statements of operations and comprehensive income if any.

The impairment recognized for long-term investments for the year ended December 31, 2022, 2023 and 2024 was nil.

(n)	Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. No impairments of long-lived assets were recognized as of December 31, 2023 and 2024.

(o)	Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:

●	Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

●	Level 3—Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, accounts receivable, amounts due from and due to related parties, other receivables included in prepayments and other current assets, short-term borrowings, Long-term borrowing,other payables included in accrued expenses and other current liabilities. As of December 31, 2023 and 2024, the carrying amounts of above financial assets and liabilities approximated to their fair values due to the short-term nature of these instruments.

LZ TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

3.	Summary of significant accounting policies – Continued

(p)	Revenue recognition

The Group’s revenues are mainly generated from Out-of-Home Advertising and Local Life services.

The Group recognizes revenues pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services, reduced by value added tax (“VAT”). To achieve the core principle of this standard, the Group applies the following five steps:

1.	Identification of the contract, or contracts, with the customer;

2.	Identification of the performance obligations in the contract;

3.	Determination of the transaction price;

4.	Allocation of the transaction price to the performance obligations in the contract; and

5.	Recognition of the revenue when, or as, a performance obligation is satisfied.

Each of significant performance obligations and the application of ASC 606 to the Group’s revenue arrangements are discussed in further detail below.

Out-of-Home Advertising

The Group primarily generates revenues from providing Out-of-Home Advertising (i.e. advertising promotion) by displaying advertisements in its own community access control devices (“Channel One”) or via other channels provided by subcontractors (“Channel Two”). The arrangements might include advertising only on Channel One, or on both. The customers can benefit from advertising promotion provided through each channel promised in the contract on their own. Besides, the Group’s promise to perform services through each channel is separately identifiable from other promises in the contract. Therefore, Channel One and Channel Two are considered distinct and should be regarded as two performance obligations. The Group generates revenues by rendering advertising promotion services according to the specific advertising location, time and media agreed in the advertising release plan. The customer can simultaneously receive and consume the benefits provided by the Group during the scheduled period. Therefore, the Group recognizes revenue generated from Out-of-Home Advertising service over a period in time. The Group uses a time-elapsed basis ratably over the period from the beginning to the end of the advertising schedule, to measure progress as the fees are fixed for each advertising schedule and the advertisements are displayed evenly throughout the advertising schedule. The Group applies the expected cost plus a margin approach to estimate the standalone selling price for each performance obligation as there is no directly observable standalone selling price or similar market selling price. No significant returns, refund and other similar obligations during each reporting period.

Revenues generated from Channel One were RMB 103,174 thousand, RMB 199,525 thousand and 51,962 thousand for the years ended December 31, 2022, 2023 and 2024, respectively. Revenues generated from Channel Two were RMB 45,850 thousand, RMB 229,541 thousand and RMB 497,078 thousand for the years ended December 31, 2022, 2023 and 2024, respectively.

The Group considers itself the principal for transactions and recognizes revenues on a gross basis due to the Group’s: i) direct engagement with the customer and having sole responsibility for fulfilling the promises to provide advertising promotion, as well as its ability to subcontract based on its arrangements with or display effect requirement of the customers; ii) control of establishing the transaction price, irrespective of subcontracting costs; iii) being liable for the actions of the subcontractors for unsatisfied deliverables, including services performed by subcontractors; and iv) payment being paid to subcontractors regardless of receipt from customers.

Local Life – Retail Sales

Local Life – Retail Sales include sales of 1) Right to hotel service and 2) diversified products such as alcohol, sugar, eggs, meat, fruits, vegetables, and so on.

LZ TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

3.	Summary of significant accounting policies – Continued

Sales of vouchers of hotel service

The Group sells vouchers of hotel service the Group owns. Such business has only one performance obligation, which is to transfer control of the vouchers of hotel service to the customer. The price for each voucher is fixed. The hotel vouchers are non-refundable once the order has been confirmed. The Group recognizes revenue from sales of vouchers of hotel service at a point in time when an order is confirmed and the vouchers have been transferred to the customer.

No significant returns, refund and other similar obligations during each reporting period.

The Group acts as a principal for sales of vouchers of hotel service, which is because, i) The Group is primarily responsible to ensure that the end users of the customer can use vouchers and enjoy corresponding services unobstructed; ii) The Group bears inventory risk of the vouchers and the Group can direct the use of vouchers before transferring it to the customer. Before sales of the vouchers, the Group enters into purchase agreements with suppliers of providing the underlying hotel service, which defined a minimum quantity of vouchers the Group is required to purchase and the Group faces penalty for not meeting the minimum required purchase quantity. Any losses resulted from expired vouchers are borne by the Group as well; iii) The Group has the discretion in setting up the price of the vouchers.

Sales of hotel room

The Group enters into buyout or pre-control agreements with hotels to obtain the right to use rooms for specific periods, which are then sold to end customers through its own platform or other partner channels. This business involves one performance obligation, which is to transfer control of the booked room to the customer and ensure their smooth check-in after order payment is completed.

The price of each booking is determined based on market supply and demand as well as dynamic pricing models. Once a customer places an order and completes payment, the transaction price becomes fixed and non-refundable (except in special circumstances). Therefore, during each reporting period, there are generally no significant returns, refunds, or similar obligations, and accordingly, the transaction price does not include material variable consideration.

The Group acts as the principal in the sale of hotel block rooms, bearing the responsibility for ensuring customers’ successful check-in, and holds the pricing authority as well as inventory risk related to the rooms. Revenue is recognized at the point in time when the customer completes the check-in process, at which point the full revenue from the sale of hotel block rooms is recognized.

The Group  has discretion in setting the prices of the block room products.

Sales of diversified products

There is only one performance obligation which is to provide customers with the specific products explicitly stated in a sales contract at a fixed price. The Group recognizes revenue at a point in time when the control of the products is transferred to the customer upon the customer’s acceptance of products. The Group only provides assurance warranty for return and exchange for goods with quality issue within 7 days after the customer receives the goods and such promise is within the general requirement of the industry and cannot be purchased separately. No significant returns, refund and other similar obligations during each reporting period.

The Group determines whether it acts as principal or agent for sales of products on a case-by-case basis.

The Group acts as agent when the Group does not obtain control of the products at any time during the sales of the products.

The Group acts as principal for transactions and recognizes revenues on a gross basis when i) The Group is primarily responsible for ensuring the products that meet agreed-upon requirements; ii) The Group bears inventory risk, because the Group can direct the use of products before transferring it to the customer. Before sales of products, the Group enters into purchase agreements with suppliers of the products, which the Group undertook purchase obligations to certain quantity of products and faced penalty for not meeting the minimum quantity. Also, the Group is responsible for any damages during transit and decline in value; iii) The Group has the discretion in setting up the price, instead of accepting a fixed percentage of transaction amount imposed by the supplier.

Revenues generated from sales of products on gross basis were nil, RMB 117,654 thousand and RMB 272,438 thousand for the years ended December 31, 2022, 2023 and 2024, respectively. Revenues generated from sales of products on net basis were nil, RMB 4,709 thousand and RMB 123 thousand for the years ended December 31, 2022, 2023 and 2024, respectively.

LZ TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

3.	Summary of significant accounting policies – Continued

Local Life – E-Commerce Promotion services

The Group also generates revenues by providing e-commerce promotion service to merchants through different channels operated by the Group, such as (1) WeChat mini programs operated by Henduoka and (2) self-owned official accounts on the third party’s platforms like WeChat or TikTok. For this type of service, the Group only identifies one performance obligation, which is to assist merchants to promote vouchers through e-commerce platforms, as services provided within each contract are considered a series of distinct goods that are substantially the same and that have the same pattern of transfer to customers. The Group adopts the practical expedient that allows it to recognize revenue in the amount to which the Group has a right to invoice the customer, as that amount corresponds directly with the value to the customer of the Group’s performance completed to date. No significant returns, refund and other similar obligations during each reporting period.

The Group considers itself the agent as (i) the inventory risk is controlled by the merchant, and (ii) the pricing right of the vouchers sold is controlled by the merchant. Therefore, such revenues are reported on a net basis, which are recognized based on a pre-determined percentage of the selling price for the merchandise purchased using redeemed vouchers (the fees earned from the merchant).

Others

The Group also provides Other Revenues including tourism service, software development, devices sales, advertisement design and production, operation service for the merchants’ online account and so on. The Group mainly recognizes the revenue at the fixed price at the time when the performance obligation is satisfied.

	For the Years Ended December 31
	2022	2023	2024
	RMB	RMB	RMB
Revenue Type
Out of Home Advertising	149,024	429,066	549,040
Local Life – Retail Sales	-	122,363	272,561
Local Life (non-retail)	9,057	3,170	127
Others	4,871	14,266	1,104
Total	162,952	568,865	822,832

Contract balances

Timing of revenue recognition may differ from the timing of invoicing the customers. Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Group has satisfied its performance obligation and has unconditional right to the payment. Contract assets represent the Group’s right to consideration in exchange for goods or services that the Group has transferred to a customer. The Group has no contract assets as of December 31, 2023 and 2024.

Contract liabilities represent the Group’s obligations to transfer goods or services to customers for which consideration has already been received. The Group’s contract liabilities primarily consist of advance payments from customers related to advertising services.

As of December 31, 2023 and 2024, the Group recorded contract liabilities of RMB 4,575 thousand and RMB 940 thousand, respectively, relating to such customer prepayments. These balances are expected to be recognized as revenue within the next 12 months.

Contract liabilities of RMB 221 thousand and RMB 4,575 thousand as of December 31, 2022 and 2023, respectively, were recognized as revenue during the fiscal years ended December 31, 2023 and 2024.

All outstanding performance obligations as of December 31, 2024 are expected to be satisfied within 12 months and do not contain a significant financing component.

(q)	Cost of revenues

Amounts recorded as cost of revenues relate to direct expenses incurred in order to generate revenue. Cost of revenues primarily consists of (i) advertising commissions paid to agents and subcontractors, (ii) depreciation expenses for community access control devices, (iii) cost of goods sold for retail sales, and (iv) other costs. Such costs are recorded as incurred.

LZ TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

3.	Summary of significant accounting policies – Continued

(r)	Selling and marketing expenses

Selling and marketing expenses mainly consist of (i) labor expenses for sales personnel, (ii) maintenance fee, (iii) information technology service fee related to selling and marketing activities, (iv) advertisement and business promotion expenses and (v) other miscellaneous selling expenses.

(s)	General and administrative expenses

General and administrative expenses mainly consist of (i) salary and welfare for general and administrative personnel, (ii) professional service fee, (iii) rental fee, (iv) office expenses, (v) depreciation related to general and administrative departments and (vi) other corporate expenses.

(t)	Research and development expenses

Research and development expenses consist primarily of (i) salary and welfare for research and development personnel, (ii) information technology service fee, (iii) professional fee, and (iv) other miscellaneous research and development expenses. Research and development expenses that do not qualify to be capitalized are expensed as incurred.

The Group recognizes internal use software development costs in accordance with guidance on intangible assets and internal use software. This requires capitalization of qualifying costs incurred during the software’s application development stage and to expense costs as they are incurred during the preliminary project and post implementation/operation stages. The Group has not capitalized any costs related to internal use software for the years ended December 31, 2022, 2023 and 2024, respectively.

(u)	Employee benefits

The Company’s subsidiaries in PRC participate in a government mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in the PRC to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. The total expenses recorded for such employee benefits amounted to RMB 2,059 thousand, RMB 1,480 thousand and RMB 1,243 thousand for the years ended December 31, 2022, 2023 and 2024 respectively.

(v)	Other income

Other income primarily consists of disposal loss and government grants. Government grants represent cash subsidies received from the PRC government. Government grants are recognized when there is reasonable assurance that the Group will comply with the conditions attach to it and the grant will be received. Government grants for the purpose of giving immediate financial support to the Group with no future related costs or obligation is recognized in the Group’s consolidated statements of income and comprehensive income when the grant becomes receivable.

(w)	Income taxes

The Group accounts for current income taxes in accordance with the laws and regulations of the relevant tax jurisdictions. The charge for taxation is based on the results for the fiscal year as adjusted for items which are non-assessable or disallowed. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the end of the reporting period.

The Group accounts for income taxes under ASC 740, Income Taxes (“ASC 740”). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases (“Temporary differences”).

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those Temporary differences are expected to be recovered or settled. Deferred income tax is calculated at the tax rates that are expected to apply in the periods in which the asset or liability will be settled, based on rates enacted or substantively enacted at the end of the reporting period. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Group believes there were no uncertain tax positions and unrecognized tax benefits at December 31, 2022, 2023 and 2024, respectively.

LZ TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

3.	Summary of significant accounting policies – Continued

(w)	Income taxes – Continued

ASC 740 also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Group did not recognize any interest and penalties associated with uncertain tax positions for the years ended December 31, 2023 and 2024, respectively, as there were no uncertain tax positions.

The Group’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 0.1 million ($13,700). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion.

(x)	Value added tax (“VAT”)

The Group is subject to VAT and related surcharges on revenue generated from services and retail sales. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in the line item of accrued expenses and other current liabilities on the face of balance sheet. The Group records revenue net of value added tax and related surcharges. The Group is subject to VAT at the rate of 6% on revenue generated from providing services, and 13% on revenue generated from retail sales, fresh produce sales, and income from sugar, fruit and grains are subject to 9% VAT.

(y)	Leases

From January 1, 2020, the Group adopted Accounting Standards Update (“ASU”) 2016-02, Lease (FASB ASC Topic 842). The adoption of Topic 842 resulted in the presentation of operating lease right-of-use (“ROU”) assets and operating lease liabilities on the consolidated balance sheet. The Group has elected the package of practical expedients, which allows the Group not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. Lastly, the Group elected the short-term lease exemption for all contracts with lease terms of 12 months or less.

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Group assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Group recognizes operating lease expenses on a straight-line basis over the lease term.

Right-of-use of assets

The right-of-use of asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received.

Lease liabilities

Lease liability is initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the Group’s incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise fixed lease payments, variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee and any exercise price under a purchase option that the Group is reasonably certain to exercise. Lease liability is measured at amortized cost using the effective interest rate method. It is re-measured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Group assessment of option purchases, contract extensions or termination options.

LZ TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

3.	Summary of significant accounting policies – Continued

(z)	Net loss per share

In accordance with ASC 260, Earnings per Share, basic net loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. For the calculation of diluted net loss per share, the weighted average number of ordinary shares is adjusted by the effect of dilutive potential ordinary shares, including unvested restricted shares, ordinary shares issuable upon the exercise of outstanding share options using the treasury stock method. The effect mentioned above is not included in the calculation of the diluted income per share when inclusion of such effect would be anti-dilutive.

(y)	Segment reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker(“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Chief Executive Officer.

In November 2023, FASB issued ASU 2023-07, Segment Reporting (Topic 280):Improvements to Reportable Segment Disclosures, which expands public entities’ segment disclosures, among others, requiring disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss; an amount and description of its composition for other segment items; and interim disclosures of a reportable segment’s profit or loss and assets. This new guidance was effective beginning on this annual report for the year ended December 31, 2024, and applied retrospectively to all prior periods presented. The impact of the adoption of this guidance was not material to the financial position or results of operations, as the requirements impact only segment reporting disclosures in the notes to financial statements.

The Group’s CODM relies upon the consolidated results of operations as a whole when making decisions about allocating resources and assessing the performance of the Group. As a result of the assessment made by CODM, the Group has only one reportable segment as defined by ASC 280. The single reportable segment contains revenues derived from Out-of-Home Advertising revenues, Local Life – E-Commerce Promotion revenues, Local Life – Retail Sales revenues and Other Revenues. Although the Group derives revenue mainly from these kinds of services, services provided are essentially similar using the aggregation criteria in ASC 280-10-50-11,therefore,they are reported in a single reportable segment.

The Group does not distinguish between markets or segments for the purpose of internal reporting. As all of the Group’s revenues were generated from customers in China and all of the Group’s long-lived assets are located in the China, no geographical segments are presented. The CODM makes decisions on resource allocation, evaluates operating performance, and monitors budget versus actual results using net loss. There is no reconciling items or adjustments between segment loss and net (loss) income as presented in our statements of operations. The CODM does not review assets in evaluating the segment results and therefore such information is not presented.

(z)	Recent accounting pronouncements

The Group is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In July 2023, the FASB issued ASU 2023-03, Presentation of Financial Statements (Topic 205), Income Statement-Reporting Comprehensive Income (Topic 220), Distinguishing Liabilities from Equity (Topic 480), Equity (Topic 505), and Compensation-Stock Compensation (Topic 718), which amends or supersedes various SEC paragraphs within the Codification to conform to past SEC announcements and guidance issued by the SEC. The ASU does not provide any new guidance so there is no transition or effective date associated with it. This ASU did not have a significant impact on the Group’s consolidated financial statements.

LZ TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

3.	Summary of significant accounting policies – Continued

In October 2023, the FASB issued ASU 2023-06, “Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative.” This ASU incorporates certain U.S. Securities and Exchange Commission (SEC) disclosure requirements into the FASB Accounting Standards Codification. The amendments in the ASU are expected to clarify or improve disclosure and presentation requirements of a variety of Codification Topics, allow users to compare entities subject more easily to the SEC’s existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the Codification with the SEC’s regulations. For entities subject to the SEC’s existing disclosure requirements and for entities required to file or furnish financial statements with or to the SEC in preparation for the sale of or for purposes of issuing securities that are not subject to contractual restrictions on transfer, the effective date for each amendment will be the date on which the SEC removes that related disclosure from its rules. For all other entities, the amendments will be effective two years later. However, if by June 30, 2027, the SEC has not removed the related disclosure from its regulations, the amendments will be removed from the Codification and not become effective for any entity. The Group is currently evaluating the impact the adoption of ASU 2023-06 will have on its consolidated financial statements and related disclosures. The Group does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740)-improvements to Income Tax Disclosures ASU No. 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The guidance is effective for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Group does not expect to adopt ASU No. 2023-09 early and is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”). The amended guidance requires disaggregation of certain expense captions into specified natural expense categories in the disclosures within the notes to the financial statements. In addition, the guidance requires disclosure of selling expenses and its definition. The new guidance is effective for fiscal years beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The guidance can be applied either prospectively or retrospectively. The Group is evaluating the disclosure impact of adopting ASU 2024-03.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

4.	Deconsolidation of a subsidiary

On November 23, 2022, the Group deconsolidated Fujian Henduoka Network Technology Co., Ltd. (“Henduoka”), and transferred 100% of equity interests of Henduoka to Mr. Zhang Hongwei and Xiamen Rongguang Information Technology Co., Ltd, both of which are related parties of the Group, with the total consideration of RMB 158 thousand.

Therefore, the Group was no longer able to operate and exert control over Henduoka, which were deconsolidated accordingly since disposal date. The Group recorded a gain from the disposal of RMB 4,318 thousand in the income from disposal of subsidiary in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2022 as Henduoka had accumulated deficits. The disposal of subsidiaries did not represent a strategic shift and did not have a major effect on the Group’s operation as any of the significance test does not exceed 10%.

LZ TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

5.	Accounts receivable, net

Accounts receivable, net, consisted of the following:

	As of December 31
	2023	2024
	RMB	RMB
Accounts receivable	192,036	225,353
Less: Allowance for credit losses	(931)	(1,996)
Total accounts receivable, net	191,105	223,357

The movements in the allowance for credit losses were as follows:

For the Years Ended December 31,	2023 (RMB)	2024 (RMB)
Beginning balance	(268)	(931)
Addition in allowance for credit losses	(946)	(1,065)
Reversal in allowance for credit losses	268	–
Written off	15	–
Balance at end of the year	(931)	(1,996)

The Group’s recognized credit losses were nil, RMB 946 thousand, and RMB 1,065 thousand for the years ended December 31, 2022, 2023, and 2024, respectively.

6.	Prepaid Expenses and Other Current Assets, Net

Prepaid expenses and other current assets, net, consisted of the following:

	As of December 31
	2023 (RMB)	2024 (RMB)
Deductible Input Tax	5,960	4,355
Prepaid expenses (1)	3,807	1,504
Deposits	217	106
receivable from third party	-	5,490
Others	131	160
Subtotal	10,115	11,615
Less: Allowance for credit losses (2)	(536)	(546)
Total prepaid expenses and other current assets, net	9,579	11,069

(1)	Prepayments primarily consist of advance payments for promotion telecommunications, repair and maintenance expenses, and other operating costs related to daily business activities.

(2)	The credit loss provision primarily includes advertising expenses that cannot be recovered and compensation claims. As of December 31, 2023, and December 31, 2024, credit loss provisions of RMB 536 thousand and RMB 546 thousand were recognized, respectively.

	As of December 31
	2023	2024
Balance at beginning of the year	(536)	(536)
Addition in bad debt allowance	-	(10)
Reversal	-	-
Written off	-	-
Balance at end of the year	(536)	(546)

LZ TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

7.	Property and equipment, net

Property and equipment, net, consists of the following:

	As of December 31,
	2023 (RMB)	2024 (RMB)
Machinery and equipment	44,721	42,350
Office equipment	3,221	3,158
Vehicles	713	713
Leasehold improvements	–	1,337
Total cost	48,655	47,558
Less: Accumulated depreciation	(24,214)	(30,899)
Less: Amortization of leasehold improvements	–	(62)
Property and equipment, net	24,441	16,597

(1)	The balance includes community access control equipment that has been installed but not yet sold.
(2)	Depreciation expense was RMB 9,025 thousand, RMB 9,183 thousand and RMB 8,696 thousand for the years ended December 31, 2022, 2023 and 2024, respectively. Amortization of leasehold improvements was RMB 62 thousand for the year ended December 31, 2024.

8.	Operating lease

The Group has several lease agreements whereby the Group agreed to lease offices in the PRC. The Group measured and recorded right-of-use asset and corresponding operating lease liability at the lease commencement date.

The Group has made operating lease payments in the amount of RMB 172 thousand and RMB 0 for the year ended December 31, 2024 and 2023, respectively. Rental expenses charged to operations, which differs from rent paid due to rent credits and to increasing amounts of base rent, is calculated by allocating total rental payments on a straight-line basis over the term of the lease. For the year ended December 31, 2024 and 2023, the Group incurred operating lease expenses amounted to RMB 259 thousand and RMB 0, respectively.

The following table summarizes the classification of right-of-use assets and lease liabilities in the Group’s consolidated balance sheets:

	As of December 31,
	2023 (RMB)	2024 (RMB)
Cost	-	2,813
Accumulated depreciation and impairment	-	(217)
Right of use assets, net	-	2,596

Lease liabilities consist of the following:

	As of December 31,
	2023 (RMB)	2024 (RMB)
Current
Lease liabilities	-	457
Non-current
Lease liabilities	-	2,226
Total lease liabilities	-	2,683

Undiscounted lease payments to be received:

	Amount
For the Year Ended December 31, 2024
Within 1 year	-	551
2 years	-	588
3 years	-	682
4 years	-	722
5 years	-	395
Total lease payments	-	2,938

LZ TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

9.	Borrowings

The balances of short-term borrowings as of December 31, 2023 and 2024, were as follows:

(1) Short-term Bank Loans

	As of December 31,
Lender	2023 (RMB)	2024 (RMB)
Industrial Bank Co., Ltd., Xiamen Branch (a)	4,000	10,000
Agricultural Bank of China, Xiamen Software Park Sub-branch (b)	10,000	10,000
China Construction Bank Corporation Limited Shanghai Jiading Sub-Branch (c)	–	2,109
Subtotal – Bank Loans	14,000	22,109
Short-term Loans from Third-party Investors (2)
Loans from multiple third-party investors (“Investors”)	16,033	9,595
Total Short-term Borrowings	30,033	31,704
Long-term Bank Loans (3)
WeBank Co., Ltd., Qianhai, Shenzhen	–	667

Short-term bank loans represent amounts due to financial institutions within one year. Principal is repayable at maturity, and interest is payable monthly or quarterly. The proceeds from these borrowings are primarily used for working capital and capital expenditures.

(a)	On September 15, 2023, the company entered into a one-year loan agreement with Industrial Bank Co., Ltd Xiamen Branch for a principal amount of RMB 4,000 thousand and an interest rate equal to the 1-year LPR (Loan Prime Rate) of 3.45% and floating upward by 0.55%. The loan was fully repaid in September 2024. On September 14, 2024, the company entered into a new one-year loan agreement for RMB 4,000 thousand. The interest rate is composed of the one-year LPR interest rate on the date of signing the contract which is 3.35% and floating upward by 0.25%. On June 21, 2024, the company entered into a loan agreement with the same bank for RMB 3,000 thousand each, with a 3.45% LPR floating upward by 0.4%, both maturing in one year. On June 21, 2024, the company also signed a RMB 3,000 thousand loan with the same terms.

All the above loans remained outstanding as of December 31, 2024, and are scheduled to be repaid at maturity. The company’s chairman and the spouse of the Company’s chairman, Mr. Zhang Andong and Ms. Zhang Hongling, provided personal guarantees for these borrowings.

(b)	On August 30, 2023, the company signed a facility agreement of RMB 10,000 thousand with a validity period of 10 years (August 30, 2023 to August 29, 2033) with Agricultural Bank of China Xiamen Software Branch, under which individual borrowings may not exceed one year. The effective LPR interest rate was of 3.45% and floating downward by 0.05%. The company drew RMB 10 thousand on September 14, 2023, and RMB 9,990 thousand on September 15, 2023. These amounts were fully repaid in September 2024. The company from September 2nd to 4th, 2024, drew additional amounts of RMB 1,750 thousand, RMB 3,200 thousand, and RMB 5,050 thousand, respectively. The spouse of the Company’s chairman, Ms. Zhang Hongling, provided personal guarantees for these borrowings. All loans remained outstanding as of December 31, 2024, and will be repaid at maturity.

(c)

On March 5, 2024, the company entered into a one-year loan agreement with China Construction Bank Corporation Limited Shanghai Jiading Sub-Branch of RMB 2,109 thousand with an LPR interest rate of 3.45% and floating upward by 0.5%. As of December 31, 2024, this loan remained outstanding and will be repaid at maturity. This debt is unsecured.

Interest expenses were RMB 54 thousand, RMB 417 thousand and RMB 729 thousand for short-term borrowings for the years ended December 31, 2022, 2023 and 2024. The weighted average interest rates of bank borrowings were 3.4% and 3.8% per annum as of December 31, 2023 and 2024, respectively.

(2)	Short-term Loans from Third-party Partners

In 2020 and 2021, the Group entered into joint operating agreements with 89 third-party companies facilitated by an investment institution named Tianjiu Shared Intelligent Enterprise Service (“Tianjiu”), who was responsible for brand promotion and identifying parties with whom the Group could cooperate with to provide advertising promotion services to customers (“Cooperators”), which resulted in generating a total of RMB 95,790 thousand, which is equal to the amount of cash received under the joint operating agreements (the “Original Subscription Amount”). Under the joint operating agreements, (i) Cooperators purchased community access control devices (the “Devices”) from the Group; (ii) the Group operated the Devices for the Cooperators, including equipment installation, providing technical support, running advertisements, equipment maintenance and so on; (iii) joint operating agreements were valid for five years; (iv) the Cooperators should pay the price of the device in full (the “Original Subscription Amount”) at the beginning of the cooperation period; and (v) the Cooperators and the Group shared revenues generated from the Devices.

LZ TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

9.	Borrowings – Continued

The Group considers the funds, in substance, as interest-free investments payable to the Cooperators on their demand based on the following reasons: i) the Cooperators signed the joint operating agreements with the intention to invest in the Group; ii) the Group maintains the control over the Devices and enjoy the economic benefits of the Devices; iii) the Group repaid the Original Subscription Amount in the form of revenue sharing distribution. No conversion feature nor redemption feature was specified in the joint operating agreements. Therefore, the Group recognized the Original Subscription Amount as liabilities and classified as short-term borrowing as of December 31, 2022, 2023 and 2024. There was no revenue recognized for the sale of Devices as the control of Devices has never been transferred to the Cooperators but resided within the Group as machinery equity. Instead, the proceeds received was accounted for as short-term borrowings, which were expected to be repaid or to be converted into equity, on the demand of the Cooperators.

In 2022, 45 of the Cooperators decided to terminate their joint operating agreements, and among which 41 (the “Investors”) entered into investment agreements (the “Investment Agreements”) with the Group and its shareholder, and 4 needed to be repaid with the Original Subscription Amount. Under the Investment Agreements, the Investors would invest in the Group in exchange for equity interests of the Group, directly or indirectly. The total amount of investment was RMB 37,831 thousand, in exchange for 4.119% equity interests of the Group. As part of the Investment Agreement, the Group would retain the ownership of the Devices from the Investors.

In 2023, 20 of the Cooperators decided to terminate their joint operating agreements and invested into the Group in exchange for 1.74% equity interests of the Group indirectly. Among them, 8 Cooperators have completed the investment and total amount of RMB 5,449 thousand was invested into the Group’s equity, and 12 Cooperators purchased shares from an existing shareholder who indirectly holds equity interests of the Group. As part of the termination of joint operation agreements, the Group paid RMB 8,277 thousand on behalf of 12 partners to existing shareholders of the Group in 2023 as consideration for share transfers, in settlement of previously recorded short-term borrowings. As of December 31, 2023, these payments had not been completed due to pending changes in business registration. The Group fully settled these amounts by December 31, 2024 (see Note 9).

In 2024, eight additional partners elected to terminate their joint operation agreements and made indirect equity investments in the Group. The equity interests were acquired from existing shareholders, and the Group paid RMB 4,588 thousand on behalf of these partners to settle the corresponding short-term borrowings (see Note 9).

As of December 31, 2024, 16 partners had not yet signed investment or termination agreements. As of December 31, 2024, the Group had repaid a total of RMB 56,145 thousand of the initial subscription amounts, which was used to reduce short-term borrowings.

Subsequent to the issuance of these consolidated financial statements, additional partners have elected to terminate their joint operation agreements. See Note 16 – Subsequent Events for further details.

(3)	Long-term Bank Loan

On August 27, 2024, Lianzhang New Development entered into a loan agreement with WeBank Co., Ltd. (Qianhai, Shenzhen) for RMB 700 thousand, with a two-year term. The loan bears an interest rate of 13.74%, consisting of the 1–3 year LPR plus a 10.39% spread. This debt is unsecured.

As of December 31, 2024, the Group had repaid RMB 33 thousand. The outstanding balance of RMB 667 thousand has been fully settled up to the date of this report.

LZ TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

10.	Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2023 (RMB)	2024 (RMB)
Accrued service fees (1)	2,600	2,034
Payables to employees	1,342	13
Accrued payroll and welfare	1,181	807
Other tax payables (2)	8,041	12,932
Deposit payables	155	155
Payables for equipment (3)	68	2,929
Others(4)	280	268
Total	13,667	19,138

(1)	Accrued service fees represent service fees mainly includes operation and maintenance expenses, installation expenses, information technology service expenses and other expenses related to the daily operation.

(2)	Other tax payable mainly includes accrued output VAT payable.

(3)	Equipment-related accounts payable primarily cover operation and maintenance costs, listing expenses, and service charges.

(4)	Others mainly including daily reimbursement expenses.

LZ TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

11.	Related party transactions

The following table sets forth the principal related parties of the Group and their respective relationships with the Group as of December 31, 2023 and December 31, 2024:

Names of related parties (in English)	Relationship with the Company

Xiamen Yinshan Longchang Investment Partnership (Limited Partnership)	Shareholder of the Company
Cheng’s Investment Group Co., LTD. (Hainan)	Shareholder of the Company
Tianjiu Shared Intelligent Enterprise Service	Shareholder of the Company
Zhang Andong	BoD Chairman and General Manager of Lianzhang Menhu
Xiamen Yiju Tianxia Investment Partnership (Limited Partnership)	Shareholder of the Company
Xiamen Qiushi Intelligent Network Equipment Co., LTD	80% owned by Zhang Andong
Fujian Qiushi Intelligent Co., LTD	Share key management team
Xiamen Qiushi Intelligent Network Technology Co., LTD	Share key management team
Zhang Hongwei	Brother in law of Zhang Andong.
Xiamen Rongguang Information Technology Co., Ltd.	95% owned by Zhang Hongwei
Fujian Henduoka Network Technology Co., Ltd.	95% owned by Xiamen Rongguang Information Technology Co., Ltd.
Xiamen Xueyoubang Network Technology Co.	5% hold by Zhang Hongwei
Xiamen Qiushi intelligence software co., LTD	80% owned by Zhang Andong
Xiamen Dongling Weiye investment partnership (limited partnership)	Shareholder of the Company
Xiamen Zhanghui investment co., LTD	Shareholder of Lianzhang New Community Construction and Development (Jiangsu) Co.
Zhang Runzhe	Chief Executive Officer of LZ Technology
Bengbu Yigong Digital Technology Co., Ltd.	Shareholder of the Company

LZ TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

11.	Related party transactions – Continued

The Group entered into the following transactions with related parties: The following table sets forth the major related parties and the Group’s transactions with them for the years ended December 31, 2022, 2023, and 2024:

(a)	Collections from Related Parties (RMB in thousands)

	For the year ended December 31
Related Party	2022 (RMB)	2023 (RMB)	2024 (RMB)
Xiamen Qiushi Intelligent Network Technology Co., Ltd.	20,647	83	231
Fujian Qiushi Intelligent Co., Ltd.	–	80,160	30,005
Xiamen Qiushi Intelligent Network Equipment Co., Ltd.	215	–	–
Xiamen Yingshan Longchang Investment Partnership (L.P.)	3,980	3	–
Xiamen Xueyoubang Network Technology Co., Ltd.	–	–	7,520
Liu Jun	324	–	–
Cheng’s Investment Group Co., Ltd. (Hainan)	–	5,800	5,000
Bengbu Yigong Digital Technology Co., Ltd.	-	-	1,453
Fujian Henduoka Network Technology Co., Ltd.	660	5,468	–
Total	25,826	91,514	44,209

(b)	Loans from Related Parties

	For the year ended December 31
Related Party	2022 (RMB)	2023 (RMB)	2024 (RMB)
Fujian Qiushi Intelligent Co., Ltd.	8,229	8,480	–
Xiamen Qiushi Intelligent Network Technology Co., Ltd.	5,682	1,450	–
Xiamen Qiushi Intelligent Network Equipment Co., Ltd.	4,937	61	25
Xiamen Dongling Weiye Investment Partnership (L.P.)	–	8,400	–
Xiamen Xueyoubang Network Technology Co., Ltd.	–	4,000
Zhang Andong	–	–	64
Xiamen Qiushi Intelligent Software Co., Ltd.	–	500	–
Liu Jun	26	–	–
Total	18,874	22,891	89

(c)	Repayment of Loans to Related Parties

Related Party	2022	2023	2024

Fujian Qiushi Intelligent Co., Ltd.	31,858	8,480	–
Xiamen Qiushi Intelligent Network Technology Co., Ltd.	7,140	1,620	1,975
Xiamen Qiushi Intelligent Network Equipment Co., Ltd.	5,676	–	33
Xiamen Qiushi Intelligent Software Co., Ltd.	–	500	–
Xiamen Dongling Weiye Investment Partnership (L.P.)	–	8,400	–
Xiamen Xueyoubang Network Technology Co., Ltd.	–	4,000	–
Xiamen Yingshan Longchang Investment Partnership (L.P.)	4,900	–	–
Liu Jun	1,217	27	–
Total	50,791	23,027	2,008

LZ TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

11.	Related party transactions – Continued

(d)	Loans to Related Parties

Related Party	2022	2023	2024
Xiamen Qiushi Intelligent Network Technology Co., Ltd.	483	314	2,777
Fujian Qiushi Intelligent Co., Ltd.	–	95,305	30,613
Xiamen Xueyoubang Network Technology Co., Ltd.	–	6,240	6,718
Chengshi Investment Group Co., Ltd. (Hainan)	–	10,800	–
Bengbu Yigong Digital Technology Co., Ltd.	–	–	2,024
Xiamen Yingshan Longchang Investment Partnership (L.P.)	3,983	–	–
Liu Jun	403	–	–
Fujian Henduoka Network Technology Co., Ltd.	821	3,870	–
Total	5,690	116,529	42,132

(e)	Purchases from Related Parties

Equipment Purchases

Related Party	2022	2023	2024
Fujian Qiushi Intelligent Co., Ltd.	894	–	–
Xiamen Qiushi Intelligent Network Technology Co., Ltd.	120	3,049	374
Total	1,014	3,049	374

Subcontracting Costs

Related Party	2022	2023	2024
Xiamen Xueyoubang Network Technology Co., Ltd.	43,240	28,200	–

Service Fees Paid to Related Parties

Related Party	2022	2023	2024
Tianjiu Shared Intelligent Enterprise Services Co., Ltd.	70	–	–
Fujian Henduoka Network Technology Co., Ltd.	–	256	32
Bengbu Yigong Digital Technology Co., Ltd.	–	–	926
Total	70	256	958

(f)	Rental, Utilities and Cleaning Fees

Related Party	2022	2023	2024
Xiamen Qiushi Intelligent Network Equipment Co., Ltd.	523	743	825

(g)	Transfer of Long-term Investments

Related Party	2022	2023	2024
Xiamen Yingshan Longchang Investment Partnership (L.P.)	1,726	–	–

(h)	Share Transfer

Related Party	2022	2023	2024
Xiamen Rongguang Information Technology Co., Ltd.	150	–	–
Zhang Hongwei	8	–	–
Total	158	–	–

(i)	Disposal gain

Related Party	2022	2023	2024
Income from disposal of Fujian Henduoka Network Technology Co., Ltd.	4,318	–	–

LZ TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

11.	Related party transactions – Continued

(j)	Payment on Behalf for Equity Transfer

Related Party	2022	2023	2024
Xiamen Zhanghui investment co., LTD	-	–	(4,588)

(k)	Payment on Behalf for Equity Transfer

Related Party	2022	2023	2024
Xiamen Zhanghui investment co., LTD	-	–	12,865

(l)	Related Party Balances

Payables to Related Parties (Net)

		As of December 31,
Related Party	Nature of Transaction	2023 (RMB)	2024 (RMB)
Xiamen Qiushi Intelligent Network Technology Co., Ltd.	Purchase of goods and services	(741)	(1,089)
Xiamen Xueyoubang Network Technology Co., Ltd.	Purchase of goods and services	–	–
Total Net Payables		(741)	(1,089)

Amounts Due from Related Parties

		As of December 31,
Related Party	Nature of Transaction	2023 (RMB)	2024 (RMB)
Xiamen Qiushi Intelligent Network Equipment Co., Ltd.	Purchase of goods and services	231	129
Xiamen Xueyoubang Network Technology Co., Ltd.	Loans to related party	6,240	5,438
Xiamen Qiushi Intelligent Network Technology Co., Ltd.	Loans to related party	231	2,777
Fujian Qiushi Intelligent Co., Ltd.	Loans to related party	15,145	15,753
Fujian Henduoka Network Technology Co., Ltd.	Loans to related party	1,194	1,194
Fujian Henduoka Network Technology Co., Ltd.	Fee collection on behalf of the Company	–	505
Chengshi Investment Group Co., Ltd. (Hainan)	Loans to related party	5,000	–
Xiamen Zhanghui investment co., LTD	Share Transfer	–	3,152
Bengbu Yigong Digital Technology Co., Ltd.	Service and commodity purchase from related parties	–	445
Bengbu Yigong Digital Technology Co., Ltd.	Loan to related parties	–	571
Total Due from Related Parties		28,041	29,964

LZ TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

11.	Related party transactions – Continued

Due to related parties consisted of the following for the periods indicated:

		As of December 31,
Related Party	Nature of Transaction	2023 (RMB)	2024 (RMB)
Tianjiu Shared Intelligent Enterprise Service	Service and commodity purchase from related parties	(48)	(48)
Xiamen Qiushi Intelligent Network Technology Co., LTD	Loan from related parties	(1,975)	–
Xiamen Qiushi Intelligent Network Equipment Co., LTD	Loan from related parties	(93)	(85)
Fujian Qiushi Intelligent Technology Co., Ltd.	Expenses paid on behalf of the Company	–	(1)
Zhang Andong	Expenses paid on behalf of the Company	(448)	–
Zhang Andong	Loan from related parties	–	(64)
Fujian Henduoka Network Technology Co., Ltd.	Service and commodity purchase from related parties	–	(32)
Xiamen Zhanghui investment co., LTD	Share Transfer	(8,277)	–
Total Net		(10,841)	(230)

Amounts due to related parties were unsecured, non-interest bearing, and repayable on demand.

On August 25, 2023, Xiamen Lianzhang Huizhi Intelligent Technology Co., Ltd. (“Lianzhang Huizhi”), Fujian Qiushi Intelligent Technology Co., Ltd. (“Fujian Qiushi”), and Xiamen Lianzhang Media Co., Ltd. entered into a debt offset agreement. Under the agreement, a receivable of RMB 20,855 thousand originally held by Fujian Qiushi was transferred to Lianzhang Huizhi. As a result of the transfer, the debt owed by Fujian Qiushi to Lianzhang Huizhi was extinguished.

On November 20, 2023, Sun Qiang resigned from Lianzhang Portal. On November 30, 2023, Liu Jun resigned from Infinitism. Accordingly, as of December 31, 2023, both Sun Qiang and Liu Jun were no longer considered related parties to the Group.

(b)	Guarantee

On August 3, 2022, Zhang Andong, Zhang Hongling, Xiamen Lian Media Co., Ltd., and Xiamen Lianzhanghui Intelligent Technology Co., Ltd. jointly guaranteed loans and borrowings for Fujian Qiushi Intelligent Co., Ltd. during the period from July 25, 2022, to July 25, 2025. The total principal amount of the credit facility provided by the creditor to the debtor did not exceed RMB 5,000 thousand (with the maximum claim amount, including interest, penalty fees, compensation, and other charges, totaling RMB 7,500 thousand).

On August 15, 2022, Fujian Qiushi Intelligent withdrew RMB 5,000 thousand from the line of credit, which was fully repaid. On September 5, 2023, Fujian Qiushi Intelligent has borrowed RMB 5,000 thousand from Xiamen Bank, within one-year term. As of December 31, 2023, Fujian Qiushi Intelligent has borrowed RMB 5,000 thousand from Xiamen Bank, a guaranteed maturity date of September 5, 2024. On September 2, 2024, the company extended the loan again and repaid RMB 500 thousand, leaving an outstanding loan balance of RMB 4,500 thousand with a maturity date of July 25, 2025. As of December 31, 2024, the loan balance remained unpaid.

On November 2, 2022, Mr. Zhang Andong, Xiamen Qiushi Intelligent Network Equipment Co., Ltd., and Xiamen Lianzhang Huizhi Intelligent Technology Co., Ltd. jointly provided a guarantee for the bank loans and borrowings of Fujian Qiushi Intelligent Technology Co., Ltd. during the period from November 4, 2022 to November 4, 2025. The maximum guaranteed principal amount under this arrangement is RMB 10,000 thousand, corresponding to the total credit facility extended by the lender to the borrower.

As of December 31, 2023, Fujian Qiushi had drawn RMB 10,000 thousand from international Bank under this facility. The guarantee remains valid until the maturity date of March 6, 2025. As of December 31, 2023, Fujian Qiushi Intelligence had borrowed RMB 10,000 thousand from international bank. Repayments were made as follows: RMB 500 thousand on June 6, 2024; RMB 500 thousand on September 6, 2024; and RMB 9,000 thousand on October 31, 2024. On October 31, 2024, Fujian Qiushi Intelligence renewed its borrowing from the international bank with a new loan of RMB 8,500 thousand, valid until March 6, 2025. As of December 31, 2024, this loan remains outstanding and is scheduled to be repaid on its maturity date.

Fujian Qiushi Intelligent repaid RMB 500 thousand and RMB 8,000 thousand to International Bank on February 1, 2025, and March 6, 2025, respectively. On March 6 and March 7, 2025, the company obtained new loans of RMB 4,000 thousand and RMB 4,000 thousand from International Bank again. This guarantee remains valid until its expiration on November 4, 2025. As of the reporting date, the loan has not yet been repaid and is scheduled to be settled on the maturity date.

LZ TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

12.	Income tax

Cayman Islands

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman withholding tax will be imposed.

British Virgin Islands (“BVI”)

Dongrun Technology is incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, Dongrun Technology is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, no BVI withholding tax will be imposed.

Hong Kong

The Company’s subsidiary incorporated in Hong Kong is subject to profits tax in Hong Kong at the rate of 16.5%. According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, effective April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD 2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations. The Group was not subject to Hong Kong profit tax for the years ended December 31, 2022, 2023 and 2024, respectively, as it did not have assessable profit during the periods presented.

PRC

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”) at a rate of 15%, subject to a requirement that they re-apply for HNTE status every three years.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body “as” the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, of a non-PRC company is located.”

According to Circular 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in the PRC and will be subject to PRC EIT on its worldwide income only if all of the following criteria are met: (1) the primary location of the day-to-day operational management is in the PRC; (2) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (3) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders meeting minutes are located or maintained in the PRC; and (4) 50% or more of voting board members or senior executives habitually reside in the PRC.

Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC should be considered as a resident enterprise for the PRC tax purposes for the years ended December 31, 2022, 2023 and 2024. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within China. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders and any gain realized on the transfer of ordinary shares by such shareholders may be subject to PRC tax at a rate of 10% in the case of non-PRC enterprises or a rate of 20% in the case of non-PRC individuals unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of our Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ordinary shares.

LZ TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

12.	Income tax – Continued

For qualified small and low-profit enterprises, from January 1, 2022 to December 31, 2022, 12.5% of the first RMB 1.0 million of the assessable profit before tax is subject to preferential tax rate of 20% and the 25% of the assessable profit before tax exceeding RMB 1.0 million but not exceeding RMB 3.0 million is subject to preferential tax rate of 20%. From January 1, 2023 to December 31, 2027, 25% of the first RMB 3.0 million of the assessable profit before tax is subject to the tax rate of 20%. For the years ended December 31, 2024, except for Lianzhang Menhu (Zhejiang) Holding Co., Ltd. and Lianzhang Portal Network Technology Co., the remaining subsidiaries are qualified small and low-profit enterprises, and thus are eligible for the above preferential tax rates for small and low-profit enterprises.

The components of income tax expense (benefit) for the years ended December 31, 2022, 2023 and 2024 are as follows:

	For the years ended December 31,
	2022 (RMB)	2023 (RMB)	2024 (RMB)
Current income tax expense	–	66	704
Deferred income tax expense/(benefit)	–	2,302	(1,676)
Total income tax expense/(benefit)	–	2,368	(972)

A reconciliation of the actual income tax expense to the amount computed by applying the PRC statutory income tax rate of 25% to income (loss) before tax is as follows:

	For the years ended December 31,
	2022 (RMB)	2023 (RMB)	2024 (RMB)
Loss before income tax	14,797	4,004	(4,804)
Expected tax expense at statutory rate	(3,699)	(1,001)	1201
Parent-subsidiary tax rate differential	–	–	(940)
Effect of tax rate differences	3,616	(292)	(1,545)
Additional deduction for R&D expenses	(498)	(878)	(1,090)
Impact of tax rate change on deferred taxes	(3,961)	(4,234)	(237)
Non-deductible expenses	(110)	18	479
Non-taxable income	(175)	–	–
Change in valuation allowance	4,827	8,755	1,160
Total income tax expense/(benefit)	–	2,368	(972)

The components of deferred tax assets and liabilities as of December 31, 2023 and 2024 are as follows:

Deferred Tax Assets:

	As of December 31,
	2022 (RMB)	2023 (RMB)	2024 (RMB)
Net operating loss carryforward	19,506	27,145	31,334
Advertising expenses	37	37	37
Impairment/disposal of property and equipment	6,079	6,847	6,954
Deferred revenue	7,719	7,412	7,385
GAAP differences – others	53	392	(172)
Allowance for credit losses	126	335	517
Net deferred tax liabilities offset	-	(790)	(3,517)
Less: Valuation allowance	(33,520)	(41,378)	(42,538)
Total net deferred tax assets	-	-	-

LZ TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

12.	Income tax – Continued

Deferred Tax Liabilities:

	As of December 31,
	2022 (RMB)	2023 (RMB)	2024 (RMB)
Unbilled revenue	-	(3,092)	(4,143)
Total	-	(3,092)	(4,143)
Deferred tax assets offset	-	790	3,517
Net deferred tax liabilities	-	(2,302)	(626)

The Group operates through its subsidiaries, and valuation allowances are assessed on an entity-by-entity basis. As of December 31, 2023 and 2024, the Group recorded valuation allowances against deferred tax assets for entities in a cumulative loss position with no expected taxable income in the near term. In determining the need for such allowances, the Group considered multiple factors, including historical operating performance, cumulative losses, and the existence and timing of taxable temporary differences.

As of December 31, 2023 and 2024, the Group recognized valuation allowances of RMB 41,378 thousand and RMB 42,538 thousand, respectively.

	As of December 31,
	2023 (RMB)	2024 (RMB)
Balance at beginning of the year	33,520	41,378
Additions	9,672	3,916
Decreases	(917)	2,756
Prior year true-up	(897)
Balance at end of the year	41,378	42,538

As of December 31, 2024, the Group’s net operating loss (“NOL”) carryforwards in the PRC, if not utilized, will expire in the following years:

Expiry Year	NOL Carryforward (RMB in thousands)
2025	1,588
2026	7,105
2027	19,619
2028	12,369
2029	19,715
2030	12,565
2031	9,223
2032	18,311
2033	12,022
2034	14,084
Total	126,601

As of December 31, 2023 and 2024, the Group had no significant unrecognized tax benefits or uncertain tax positions. The Group does not expect any material changes to its unrecognized tax benefits within the next 12 months. Furthermore, no significant interest or penalties related to uncertain tax positions were incurred for the years ended December 31, 2023 and 2024.

As of December 31, 2024, the Group’s PRC subsidiaries are subject to examination by the PRC tax authorities for tax years from December 31, 2018 through December 31, 2024.

13.	Equity

Ordinary shares

On June 23, 2023, the Company issued 63,871,650 ordinary shares, comprised of (i) 9,589,248 Class A ordinary shares of par value US$0.0001 each and (ii) 54,282,402 Class B ordinary shares of par value US$0.0001 each. The issuance on June 23, 2023 and the share reorganization (Note1(b)) on June 23, 2023 were considered as being part of the reorganization of the Group completed on August 18 2023.

LZ TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

13.	Equity – Continued

In May 2024, Dongling Technology Co., Ltd. (“Dongling Technology”) acquired 3.15% equity interest of Lianzhang Portal from Wuxi Xinqu Fin-tech Venture Capital Co., Ltd., one of the minority shareholders of Lianzhang Portal at the consideration of RMB 23,692 thousand. In May 2024, Dongling Technology transferred 3.15% of equity interest of Lianzhang Portal to LZ Menhu.

On May 24, 2025, the Group issued (i) 311,915 shares of Class A Ordinary Shares and (ii) 1,824,185 shares of Class B Ordinary Shares to LZ Holdings.

Upon completion of the acquisition, the Company controls 96.85% equity interest of Lianzhang Portal. Changes in controlling ownership interest that do not result in a loss of control of the subsidiary are accounted for in accordance with ASC 810, Any difference between the consideration paid by the parent to a non-controlling interest shareholder and the adjustment to the carrying amount of the non-controlling interest in the subsidiary is recognized directly in equity (i.e. additional paid-in capital) and attributable to the controlling interest.

On July 15, 2024, the Company effected a subdivision of each of its existing issued and unissued Ordinary Shares with a par value of $0.0001 each into four (4) shares with a par value of $0.000025 each. As a result of the Share Subdivision, the authorized share capital of the Company became $50,000 divided into 2,000,000,000 Ordinary Shares, consisting of 80,000,000 Class A Ordinary Shares and 1,920,000,000 Class B Ordinary Shares, with a par value of $0.000025 each. Additionally, the total number of the Company’s issued and outstanding Class A Ordinary Shares increased from 9,901,163 shares to 39,604,652 shares and issued and outstanding Class B Ordinary Shares increased from 56,106,587 shares to 224,426,348.

Immediately upon the completion of the Share Subdivision, the shareholders of the Company surrendered the following Ordinary Shares for no consideration and for cancellation: (i)17,104,652 Class A Ordinary Shares surrendered by LZ Holdings; (ii) 23,549,935 Class B Ordinary Shares surrendered by LZ Holdings; (iii) 10,779,690 Class B Ordinary Shares surrendered by BJ Tojoy Shared Enterprise Consulting Ltd; (iv) 25,913,094 Class B Ordinary Shares surrendered by Vanshion Investment Group Limited; (v)29,268,824 Class B Ordinary Shares surrendered by Youder Investment Group Limited; (vi) 2,175,444 Class B Ordinary Shares surrendered by Sing Family Investment Limited; and (vii) 5,239,361 Class B Ordinary Shares surrendered by Kim Full Investment Company Limited.

Upon the completion of the Share Surrender, the total number of issued and outstanding Class A Ordinary Shares of the Company was reduced from 39,604,652 to 22,500,000 shares and the total number of issued and outstanding Class B Ordinary Shares was reduced from 224,426,348 to 127,500,000. The ownership percentages of the Company’s shareholders remained the same after the Share Subdivision and Share Surrender. The Company has retrospectively reflected the Share Subdivision and Share Surrender in the consolidated financial statements in this report.

Capital injection

For the year ended December 31, 2022, the Group obtains capital injection of RMB 1,800 thousand from Cheng’s and RMB 21,964 thousand from Huayuan Hengying (Xiamen) Equity Investment Partnership (limited partnership), respectively.

For the year ended December 31, 2023, the Group obtained capital injection of RMB 47,500 thousand from Jinfu No.1 (Huzhou) Equity Investment Partnership (Limited Partnership) and RMB 214 thousand from Xiamen Yijutianxia Investment Partnership (Limited partnership), among which RMB 44,674 thousand attributable to LZ Technology Holdings Limited and RMB 3,040 thousand attributable to minority shareholders due to the change in shareholding ratio resulting from the capital injection.

Restricted net assets

A significant portion of the Group’s operations are conducted through its PRC (excluding Hong Kong) subsidiaries, the Company’s ability to pay dividends is primarily dependent on receiving distributions of funds from subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after it has met the PRC requirements for appropriation to statutory reserves. The Group is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the Board of Directors. Paid-in capital of subsidiaries included in the Group’s consolidated net assets are also non-distributable for dividend purposes.

Due to PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of December 31, 2023 and 2024, the amount of restricted net assets, including paid-in capital and additional paid-in capital of the Company’s subsidiaries, was RMB 218.3 million and RMB 220.3 million, respectively.

LZ TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

14.	Commitments and contingencies

(a)	Operating lease commitments

As of December 31, 2024, there were no unconditional purchase obligations, such as future lease payment under non-cancelable agreements, that have not been recognized on the balance sheet.

(b)	Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. In the opinion of management, there were no significant pending or threatened claims and litigation as of December 31, 2024 and through the issuance date of these consolidated financial statements.

(c)	Unconditional purchase obligations

As of December 31, 2024, there were no unconditional purchase obligations.

LZ TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

15.	Concentration of credit risk

Assets that potentially subject the Group to a significant concentration of credit risk primarily consist of cash, accounts receivable and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts as at the balance sheet dates. As of December 31, 2023 and 2024, the aggregate amount of cash of RMB 10,776 thousand and RMB4,150 thousand respectively, of these the restricted funds amount to RMB 200 thousand was held at major financial institutions in mainland PRC, where there RMB 500 thousand deposit insurance limit for a legal entity’s aggregated balance at each bank. To limit the exposure to credit risk relating to deposits, the Group primarily places cash deposits with large financial institutions in the PRC. The Group conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them, The Group establishes an accounting policy to provide for allowance for doubtful accounts based on the individual customer’s and supplier’s financial condition, credit history, and the current economic conditions. The Group conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Group evaluates its collection experience and long outstanding balances to determine the need for an allowance for credit losses. The Group conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total accounts receivable:

	As of December 31,
	2022	2023	2024
Percentage of the Group’s accounts receivables
Customer A	51%	*	*
Customer B	25%	*	*
Customer C	*	20%	*
Customer D	*	10%	20%

*	Represented the percentage below 10%

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total revenue.

	As of December 31,
	2022	2023	2024
Percentage of the Group’s total revenue
Customer A	32%	*	*
Customer E	28%	*	*
Customer B	25%	*	*
Customer D	*	*	10%

*	Represented the percentage below 10%

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s total purchases:

	As of December 31,
	2022	2023	2024
Percentage of the Group’s total purchase
Supplier A	33%	*	*
Supplier B	29%	*	*
Supplier C	18%	*	*
Supplier D	*	*	17%
Supplier E	*	*	12%
Supplier F	*	*	11%

*	Represented the percentage below 10%

	As of December 31,
	2022	2023	2024
Percentage of the Group’s accounts payable
Supplier D	*	17%	27%
Supplier A	64%	14%	*
Supplier E	*	12%	21%
Supplier F	*	*	13%
Supplier G	*	*	11%

*	Represented the percentage below 10%

LZ TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

16.	Subsequent events

a)	Termination of Joint Operation Agreements

During the period from December 31, 2024 to the release of the consolidated financial statements, six partners chose to terminate their joint operating agreement and made indirect equity investments in the group by acquiring equity stakes from existing shareholders, with a total investment amount of RMB 3.8 million.

On February 27, 2025, the Group successfully completed its initial public offering (IPO) of 1,800,000 Class B ordinary shares at a price of US$4.00 per share, raising gross proceeds of US$7.2 million.

In connection with the offering, the Group granted the underwriters an over-allotment option (greenshoe mechanism) to purchase up to an additional 270,000 Class B ordinary shares to cover over-allotments, if any. On March 11, 2025, the underwriters fully exercised this option at the same offering price of US$4.00 per share, generating additional gross proceeds of US$1.08 million. In total, the Group issued 2,070,000 Class B ordinary shares through the IPO and the full exercise of the over-allotment option, raising aggregate gross proceeds of US$8.28 million.

17.	Condensed financial information of the parent company

The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for The Company to disclose the financial statements for the parent Company.

Condensed Balance Sheets

	As of December 31,
	2022	2023	2024
	RMB	RMB	RMB
ASSETS
Investment in subsidiaries	13,918	57,553	65,097
Total assets	13,918	57,553	65,097

LIABILITIES
Investment deficit in subsidiaries	-	-	-
Total liabilities	-	-	-

Shareholders’ equity
Class A ordinary shares (par value of US$0.000025 per share; 80,000,000 Class A ordinary shares authorized, 21,791,187 and 22,500,000 Class A ordinary shares issued and outstanding as of December 31, 2023 and 2024, respectively)*	4	4	4
Class B ordinary shares (par value of US$0.000025 per share; 1,920,000,000 Class B ordinary shares authorized, 123,354,611 and 127,500,000 Class B ordinary shares issued and outstanding as of December 31, 2023 and 2024, respectively)*	21	22	23
Additional paid-in capital	168,162	218,284	220,285
Accumulated deficit	(154,269)	(160,757)	(155,215)
Total shareholders’ equity	13,918	57,553	65,097
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	13,918	57,553	65,097

*	Ordinary shares and shares data are presented on a retroactive basis to reflect the reorganization (Note 1(b)) and the Share Subdivision and the Share Surrender implemented on July 15, 2024 (Note 13).

LZ TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

17.	Condensed financial information of the parent company – Continued

Condensed Statements of operations and comprehensive income

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Operating (loss) income:
Equity in loss of subsidiaries	(13,645)	(6,209)	5,542
Loss before income tax expense	(13,645)	(6,209)	5,542
Income tax expense	-	-	-
Net (loss) income	(13,645)	(6,209)	5,542

Condensed Statements of Cash Flows

For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Cash flows from operating activities:
Net (loss) income	(13,645)	(6,209)	5,542
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Equity in loss (profit) of subsidiaries	13,645	6,209	(5,542)
Net cash provided by operating activities	-	-	-
Net cash provided by investing activities	-	-
Net cash provided by financing activities	-	-	-
Net increase in cash and cash equivalents	-	-	-
Cash and cash equivalents at beginning of year	-	-	-
Cash and cash equivalents at end of year	-	-	-