Form 20-F
period 2025-12-31
LZ Technology Holdings Ltd
filed 2026-04-28
CIK 1967397

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Tel: +86 17679986261

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2025, 135,520,000 Class B Ordinary Shares, par value $0.000025 per share, and 22,500,000 Class A Ordinary Shares, par value $0.000025 per share.

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

Annual Report on Form 20-F

Year Ended December 31, 2025

i

CERTAIN INFORMATION

As used in this Annual Report on Form 20-F (the “Annual Report”), unless otherwise indicated or the context otherwise requires, references to:

●	“BVI” are to British Virgin Islands.

●	“CAC” are to the Cyberspace Administration of China;

●	“Class A Ordinary Shares” are to Class A ordinary shares, par value $0.000025 per share, of LZ Technology. Class A Ordinary Shares are entitled to ten (10) votes per share. Class A Ordinary Shares are convertible into Class B Ordinary Shares on a 1:1 basis under the following circumstances: (i) at the option of the holder of Class A Ordinary Shares without the payment of additional consideration at any time, or (ii) automatically upon the transfer of Class A Ordinary Shares, except for transfers of Class A Ordinary Shares to an affiliate of the holder or to another holder of Class A Ordinary Shares;

●	“Class B Ordinary Shares” are to Class B ordinary shares, par value $0.000025 per share, of LZ Technology. Class B Ordinary Shares are entitled to one (1) vote per share. Class B Ordinary Shares are not convertible into Class A Ordinary Shares under any circumstances. Class B Ordinary Shares began trading on the Nasdaq Stock Market on February 27, 2025 under the symbol “LZMH”;

●	“CSRC” are to the China Securities Regulatory Commission;

●	“Henduoka” are to Fujian Henduoka Network Technology Co., Ltd., a related party and the provider of the SaaS software for the Company’s intelligent access control and safety management system. Henduoka is a former subsidiary of the Company that was disposed of in November 2022;

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“IoT” are to Internet of Things which means a network of interconnected physical devices, vehicles, appliances and other items embedded with sensors, software, and connectivity. Through IoT, various devices can be automated and controlled remotely, enhancing efficiency and offering economic benefits;

●	“IPO Form F-1” are to the registration statement on Form F-1 (File No. 333-276234), initially filed by the Company on December 22, 2023 and declared effective by the SEC on February 26, 2025;

●	“Lianzhang Portal” are to LZ Menhu’s 96.85% owned subsidiary, Lianzhang Portal Network Technology Co., Ltd., a PRC company;

●	“LZ Menhu” or “WFOE” are to Lianzhang Menhu (Zhejiang) Holding Co., Ltd., a PRC company;

●	“LZ Technology” are to LZ Technology Holdings Limited, a holding company incorporated in the Cayman Islands as an exempted company;

●	“monitors” and “screens,” used interchangeably, are to the Company’s display device utilized in its access control system;

●	“Nasdaq” are to The Nasdaq Stock Market LLC.

●	“Ordinary Shares” are to Class A Ordinary Shares and Class B Ordinary Shares.

●	“PRC” and “China” are to the People’s Republic of China, and the term “Chinese” has a correlative meaning;

●	“RMB” or “Renminbi” are to the legal currency of China;

●	“SaaS” are to software as a service which means a way of delivering applications remotely over the Internet;

●	“U.S. dollars,” “dollars,” “USD” or “$” are to the legal currency of the United States;

●	“we,” “us,” “the Company,” “our” or “our company” are to LZ Technology and its consolidated subsidiaries; and

●	“Xiamen Cultural Tourism” are to Lianzhang Portal’s 100% owned subsidiary, Xiamen Lianzhang Cultural Tourism Development Co., Ltd., a PRC company.

This Annual Report contains translations of certain RMB amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader. Translations of amounts from RMB into U.S. dollars were calculated at the rate of $1.00=RMB6.9931 representing the middle rate as set forth in the statistical release of the Federal Reserve as of December 31, 2025.

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

Company	License/Permit	Issuing Authority	Latest Issuance Date	Term
Lianzhang Menhu (Zhejiang) Holding Co., Ltd. 联掌门户（浙江）控股有限公司	Business License	Huzhou City Wuxing District Market Supervision Administration 湖州市吴兴区市场监督管理局	May 10, 2023	No fixed term.
Lianzhang Portal Network Technology Co., Ltd 联掌门户网络科技有限公司	Business License	Huzhou City Wuxing District Market Supervision Administration 湖州市吴兴区市场监督管理局	September 10, 2014	No fixed term.
LianZhang Media Co., Ltd. 联掌传媒有限责任公司	Business License	Wuxi National Technological Innovation District (Wuxi Xinwu District) Administrative Approval Bureau 无锡国家高新技术产业开发区（无锡市新吴区）行政审批局	January 16, 2018	No fixed term.
Xiamen LianZhang Culture Media Co., Ltd. 厦门联掌文化传媒有限责任公司	Business License	Xiamen Market Supervision Administration 厦门市市场监督管理局	October 15, 2014	2064-10-14
LianZhang New Community Construction Development (Jiangsu) Co., Ltd. 联掌新型社区建设发展（江苏）有限责任公司	Business License	Wuxi National Technological Innovation District (Wuxi Xinwu District) Administrative Approval Bureau 无锡国家高新技术产业开发区（无锡市新吴区）行政审批局	June 21, 2018	No fixed term.
Xiamen Lianzhanghui Intelligent Technology Co., Ltd. 厦门联掌慧智能技术有限责任公司	Business License	Xiamen Siming District Market Supervision Administration 厦门市思明区市场监督管理局	October 31, 2014	2064-10-30
Xiamen Lianzhang Cultural Tourism Development Co., Ltd. 厦门联掌文旅发展有限公司	Business License	Xiamen Market Supervision Administration 厦门市市场监督管理局	April 18, 2025	No fixed term.
Xiamen Lianzhang Investment Co., Ltd. 厦门联掌投资有限公司	Business License	Xiamen Market Supervision Administration 厦门市市场监督管理局	June 26, 2025	No fixed term.
Lianzhang Life Services Co., Ltd.联掌生活服务有限责任公司	Business License	Huzhou City Wuxing District Market Supervision Administration 湖州市吴兴区市场监督管理局	September 14, 2023	No fixed term.
Lianzhang Digital Technology (Xiamen) Co., Ltd. 联掌数字科技（厦门）有限公司	Business License	Xiamen Market Supervision Administration 厦门市市场监督管理局	May 6, 2023	No fixed term.
Lianzhang Life Services (Xiamen) Co., Ltd. 联掌生活服务（厦门）有限公司	Business License	Xiamen Market Supervision Administration 厦门市市场监督管理局	May 10, 2023	2073-05-09
Lianzhang Digital Marketing Planning (Xiamen) Co., Ltd. 联掌数字营销策划（厦门）有限公司	Business License	Xiamen Market Supervision Administration 厦门市市场监督管理局	May 10, 2023	2073-05-09
Lianzhang (Xiamen) Audiovisual Technology Co., Ltd. 联掌（厦门）视听技术有限责任公司	Business License	Xiamen Haicang District Market Supervision Administration 厦门市思明区市场监督管理局	May 23, 2024	No fixed term.
Live Well (Xiamen) Network Technology Co., Ltd. 住得好（厦门）网络科技有限公司	Business License	Xiamen Market Supervision Administration 厦门市市场监督管理局	May 12, 2023	2073-05-11
Shanghai Lianxian Digital Technology Co., Ltd. 上海联限数字科技有限公司	Business License	Jiading District Market Supervision Administration 嘉定区市场监督管理局	April 11, 2023	No fixed term.
Guangzhou Lianzhang Xijiuli Cultural Media Co., Ltd. 广州联掌西久里文化传媒有限公司	Business License	Guangzhou Haizhu District Market Supervision Administration 广州市海珠区市场监督管理局	August 16, 2024	No fixed term
Huzhou Lianzhang Premium Products Supply Chain Co., Ltd. 湖州联掌优品供应链有限责任公司	Business License	Huzhou City Wuxing District Market Supervision Administration 湖州市吴兴区市场监督管理局	September 26, 2025	No fixed term
Lianzhang Premium Products Supply Chain (Beijing) Co., Ltd. 联掌优品供应链(北京)有限公司	Business License	Beijing Daxing District Market Supervision Administration 北京市大兴区市场监督管理局	December 18, 2025	No fixed term
Fujian Meilishuo International Travel Agency Co., Ltd. 福建美丽说国际旅行社有限公司	Business License	Xiamen City Siming District Market Supervision Bureau 厦门市思明区市场监督管理局	November 12, 2025	No fixed term
Wenzhou Meilishuo Travel Service Co., Ltd. 温州美丽说旅游服务有限公司	Business License	Wenzhou City Lucheng District Market Supervision Bureau 温州市鹿城区市场监督管理局	March 5, 2025	No fixed term
福建美丽行文旅产业发展有限公司 Fujian Meilixing Cultural Tourism Industry Development Co., Ltd.	Business License	Xiamen Haicang District Market Supervision Bureau 厦门市海沧区市场监督管理局	December 30, 2025	No fixed term

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

Transfer of Funds Through Our Organization

Funds may be transferred among LZ Technology and its subsidiaries in the following manners: (1) funds may be transferred to LZ Menhu, or the WFOE, from LZ Technology as needed through our subsidiaries in the BVI and/or Hong Kong in the form of capital contribution or shareholder loan, as the case may be; (2) dividends or other distributions may be paid by the WFOE to LZ Technology through our subsidiaries in Hong Kong and the BVI; and (3) our PRC subsidiaries may lend to and borrow from each other from time to time for business operation purposes. LZ Technology, as a holding company with no material operations of its own, its ability to pay dividends and to service any debt it may incur overseas largely depends upon dividends paid by our PRC subsidiaries. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to LZ Technology. As of the date of this Annual Report, the following cash flows or transfers of other assets have occurred between LZ Technology, our Cayman Islands holding company, and its subsidiaries: in March 2025, LZ Technology transferred $2,001,000 to its HK Subsidiary (as defined below), which in turn used such funds to pay expenses on behalf of certain PRC subsidiaries.

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

Summary of Risk Factors

Investing in our securities involves a high degree of risk. The following is a summary of significant risk factors and uncertainties that may affect our business, which are discussed in more detail below under “Item 3.D. Risk Factors” included in this Annual Report:

Risks Related to Our Business and Industry

●	The Company has engaged in transactions with related parties, and terms obtained or consideration that it paid in connection with these transactions may not be comparable to terms available or the amounts that would be paid in arm’s length transactions.

●	The Company has incurred indebtedness and may incur other debt in the future, which may adversely affect its financial condition and future financial results.

●	The growth of our business may be adversely affected if we do not implement our growth strategies and initiatives successfully or if we are unable to manage our growth or operations effectively.

●	We may fail to make necessary or desirable strategic alliances, acquisitions or investments, and we may not be able to achieve the benefits we expect from the alliances, acquisition or investments we make.

●	Our success depends on the continuing efforts of our senior management and key employees.

●	If we are unable to recruit, train and retain talents, our business may be materially and adversely affected.

●	If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

Risks Related to the Smart Community Business

●	Any harm to the Company’s brand or reputation may materially and adversely affect its business.

●	The Company depends on one affiliated manufacturer for substantially all of its hardware manufacturing needs. If this manufacturer experiences any delay, disruption, or quality control problems in its operations and the Company fails to find a replacement manufacturer in a timely manner and on acceptable terms, the Company could lose or fail to grow its market share and its brand may suffer.

●	Defects or performance problems in the Company’s Smart Community devices could result in a loss of customers, reputational damage and decreased revenue. Additionally, the Company may face warranty, indemnity, and product liability claims that may arise from malfunctions.

●	The Company may face disruption to its technology systems, leading to interruptions in the availability of its services.

●	Delays, costs, and disruptions that result from upgrading, integrating, and maintaining the security of the information and technology networks and systems integral to the intelligent access control and safety management system could materially adversely affect the Company’s business.

●	Due to the ever-changing threat landscape, the Company’s Smart Community system may be subject to potential vulnerabilities of wireless and IoT devices, as well as risks related to hacking or other unauthorized access to control or view systems and obtain private information, which may disrupt the normal function of the Smart Community system.

Risks Related to the Out-of-Home Advertising Services

●	The Company has generated revenues primarily from advertising and promotional activities, namely by the Out-of-Home Advertising and Lifestyle Services business verticals, and any loss or significant reduction of business in these verticals could have a material adverse effect on the Company’s revenues, financial positions and operating results.

●	The Company’s advertising strategies depend on its Smart Community monitors to a great extent. If defects were found on the access control monitors, this could have a material adverse impact on the Company’s revenues, financial position and operating results.

●	The Company depends on third-party providers for components of its Out-of-Home Advertising services. Any failure or interruption in the services provided by these third parties could negatively impact the Company’s ability to deliver the advertising packages to clients.

●	The Company faces intense competition in the Out-of-Home Advertising business.

●	Restrictions on advertising of certain products may restrict the categories of clients that can advertise using the Company’s services.

Risks Related to the Lifestyle Services

●	The Company expects the Lifestyle Services vertical to be a new growth area, and one of its growth strategies is to enhance its ability to attract, incentivize and retain merchant customers for the Lifestyle Services. However, this focus on the Lifestyle Services vertical may be unsuccessful.

●	The future success of the Lifestyle Services vertical depends upon the Company’s ability to attract and retain high quality merchants.

●	If some of the Company’s merchant customers fail to provide a superior consumer experience, consumers may lose confidence in the products and services the Company promotes generally, which could have a material adverse impact on the Lifestyle Services business.

●	The Company faces intense competition in the Lifestyle Services business, and it may lose market share and consumers if it fails to compete effectively.

Risks Related to Doing Business in China

●	The economic, political and social conditions in China could affect our business, results of operations, financial conditions and prospects which could result in a material change in the Company’s operations and/or the value of the Class B Ordinary Shares.

●	The development of the PRC legal system and changes in the interpretation and enforcement of PRC laws, regulations and policies in China could adversely affect us.

●	The CSRC has released rules for China-based companies seeking to conduct public offerings in foreign markets with respect to filing procedures to be completed with the CSRC. According to these rules, we expect to perform necessary recordation filings with the CSRC for future securities offerings outside of China, which will subject us to additional compliance requirements.

●	LZ Technology may rely on dividends and other distributions on equity from our PRC subsidiaries for its cash requirements.

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and currency conversion policies may delay us from using the proceeds from overseas offerings to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect the Company’s liquidity and the Company’s ability to fund and expand its business.

●	Our Class B Ordinary Shares may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of our Class B Ordinary Shares, or the threat of delisting, may materially and adversely affect the value of your investment.

Risks Relating to Ownership of the Class B Ordinary Shares

●	Our dual class voting structure has the effect of concentrating the voting control in holders of our Class A Ordinary Shares, which will limit or preclude your ability to influence corporate matters, and your interests may conflict with the interests of these shareholders. It may also adversely affect the trading market for our Class B Ordinary Shares due to exclusion from certain stock market indices.

●	The market price of the Class B Ordinary Shares has been volatile or may decline regardless of our operating performance.

●	We have experienced stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of the Class B Ordinary Shares.

●	We may not be able to maintain a listing of the Class B Ordinary Shares on Nasdaq.

●	If securities or industry analysts publish unfavorable research, or do not continue to cover us, the Company’s share price and trading volume could decline.

●	We have not historically declared or paid dividends on the Class B Ordinary Shares and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of the Class B Ordinary Shares.

●	Substantial future sales of the Class B Ordinary Shares or the anticipation of future sales of the Class B Ordinary Shares in the public market could cause the price of the Class B Ordinary Shares to decline.

●	We may issue additional equity or debt securities, which are senior to the Class B Ordinary Shares as to distributions and in liquidation, which could materially adversely affect the market price of the Class B Ordinary Shares.

●	We are subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, and the shareholders could receive less information than they might expect to receive from more mature public companies.

●	Our Chairman, Mr. Andong Zhang, has significant voting power and may take actions that may not be in the best interests of our other shareholders.

●	We are a “controlled company” under the rules of Nasdaq and as a result, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

●	As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of the Class B Ordinary Shares.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

●	You will be unable to present proposals before annual general meetings or extraordinary general meetings.

●	Certain judgments obtained against us by LZ Technology’s shareholders may not be enforceable.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because LZ Technology is incorporated under Cayman Islands law.

●	LZ Technology’s memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit LZ Technology’s shareholders’ opportunity to sell their shares at a premium.

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

We have entered into a number of transactions with related parties. For example, we have engaged Henduoka, a related party, to provide the SaaS software infrastructure integral to our intelligent access control and safety management system pursuant to a Business Cooperation Agreement, with an initial cooperation period from January 1, 2023 to December 31, 2025, as extended through December 31, 2028. These services include the provision of SaaS software services and back-end management system for community properties that utilize our intelligent access control and safety management system. Under the Business Cooperation Agreement, we pay Henduoka a quarterly fee equal to the product of (i) the number of communities actively using the provided software, and (ii) RMB100.

Additionally, we have entered into a Platform Service Agreement with Henduoka, pursuant to which Henduoka utilizes Quanxiang WeChat Mini Program, Douyin and other social media platforms to help list and publish the products and services of our merchant customers, collect payments and offer other technical services related to our Lifestyle Services business. The Platform Service Agreement, with an initial cooperation period from December 1, 2022 to November 30, 2025, as extended through December 31, 2028, provides that we pay Henduoka a platform service fee equal to 1.5% of verified gross merchandise value (GMV) of products sold, settled on a monthly basis. The services provided by Henduoka under the Platform Service Agreement are non-exclusive services, and we or the merchant customers have the right to contract other providers to provide such services. The English translations of the Business Cooperation Agreement and Platform Service Agreement with Henduoka are filed as exhibits to this Annual Report.

Also, we do not manufacture but instead procure our access control hardware such as monitors, smart speakers, intercom handsets and access control card dispensers from an affiliated manufacturer, Xiamen Qiushi Intelligent Network Equipment Co., Ltd, a company controlled by our Chairman, Mr. Andong Zhang.

We have also paid service fees to other related parties, and have also extended loans to and received loans from various related parties. For the years ended December 31, 2023, 2024 and 2025, we provided loans to related parties totaling approximately RMB116.5 million, RMB42.1 million and RMB122.3 million (approximately $17.5 million), respectively, and received loans from related parties totaling approximately RMB22.9 million, RMB0.1 million and RMB1.7 million (approximately $0.2 million), respectively.

Additionally, certain of our subsidiaries have provided joint guarantees for the loans of Fujian Qiushi Intelligent Co., Ltd, a company controlled by Mr. Andong Zhang. For example, on July 18, 2025, Lianzhang Media Co., Ltd. and Xiamen Lianzhang Media Co., Ltd. provided a guarantee for loans and borrowings of Fujian Qiushi Intelligent from Xiamen Bank for the period of July 18, 2025 to July 18, 2035, for which the total principal amount of the creditor’s rights shall not exceed a credit limit of RMB15.6 million (approximately $2.2 million). On August 29, 2025, Fujian Qiushi Intelligent Co., Ltd drew RMB7.8 million (approximately $1.1 million) from Xiamen Bank under this facility, with a maturity date of August 29, 2026.

For a complete description of related party transactions for the financial periods presented, please see “Item 7B. Related Party Transactions.”

For the years ended December 31, 2023, 2024 and 2025, nil, nil and RMB 0.5 million (approximately $0.1 million) in revenues from related party transactions were recorded, accounting for nil, nil and 0.05% of total revenues for the corresponding periods, respectively. For the years ended December 31, 2023, 2024 and 2025, RMB 29.4 million, RMB 80,000 and RMB 26.4 million (approximately $3.8 million) in cost of revenues from related party transactions were recorded, accounting for 5%, 0.01% and 2.4% of total cost of revenues for the corresponding periods, respectively.

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

As of December 31, 2023, 2024 and 2025, we had an aggregate of RMB 30.0 million, RMB 31.7 million and RMB 57.0 million ($8.2 million) of indebtedness outstanding under our credit facilities with financial institutions, respectively. Under such credit facilities, we are permitted to incur additional debt. Existing debt, and any debt that we may incur in the future, may adversely affect our financial condition and future financial results by, among other things:

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

One element of the Company’s growth strategy is to invest in the Company’s research and development efforts. During the fiscal years ended December 31, 2023, 2024 and 2025, we spent RMB 5.5 million, RMB 4.5 million and RMB 56.3 million ($8.1 million) on research and development. We have focused our research and development efforts on continuously advancing our technological competency in areas such as the access control systems, IoT technology and digital advertisement placement capabilities. As of December 31, 2025, we have a team of 18 research and development personnel dedicated to innovation and optimization.

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

We have expanded and are continuing to expand our operations, suite of services and client relationships, which has placed, and will continue to place, significant demands on our management and our operational and financial infrastructure. Additionally, our ability to grow in the future will depend on a number of factors, including the ability to develop and expand client relationships, to grow our customer base, to continue to provide and expand the high-quality services we offer, to hire and train qualified personnel, to expand and grow in existing and future markets, to develop and operationalize new service offerings, and to sustain operational synergies and efficiencies across our Smart Community, Out-of-Home Advertising and Lifestyle Services business verticals. Achieving and sustaining growth requires the successful execution of our growth strategies which consist of (i) solidifying our industry position, (ii) enhancing our ability to attract, incentivize and retain merchant customers, and (iii) expanding into overseas markets. The execution of such growth strategies may require the implementation of enhancements to customer-facing, operational and financial systems, expanded sales and marketing capacity, and continuous updates to technology and improvements to processes and systems. Given these challenges, we may be unable to manage our expanding operations effectively, or to maintain our growth, which could have a material adverse effect on our business or results of operations.

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

Our business has been and may continue to be adversely affected by the outbreaks of viruses or other health epidemics and outbreaks.

The Company's business and financial results have been, and may in the future be, adversely affected by the outbreak of viruses or other health epidemics. For example, the rapid spread of COVID-19, and the measures taken to slow its spread, adversely affected the Company’s business and financial results. On May 5, 2023, the WHO ended the emergency status for COVID-19. During the COVID-19 pandemic, demand for the Company’s products and services was significantly depressed. Various lockdown measures and social distancing guidelines hindered our ability to expand geographically. These challenges also curtailed our ability to perform maintenance and repair on our access control screens, affecting the overall quality and efficiency of our services. Moreover, the stay-at-home orders and the associated decrease in public mobility directly impacted the effectiveness of our community building access control screens as advertising platforms. With residents confined to their homes and public spaces left largely vacant, demand for placing outdoor advertisements was low. Merchant customers, such as restaurants, tourist companies retail stores and other businesses, suspended their operations or operated at reduced capacity due to social distancing measures and reduced consumer spending. As a result, these businesses were neither in need of nor capable of purchasing our advertising services. Additionally, the pandemic caused COVID-19 infections among the Company’s employees, leading to reduced workforce productivity and operational disruptions during surges of infections.

Future outbreaks of viruses or other health epidemics could have similar or more severe effects on the Company’s business. The nature and extent of any such impact will depend on future developments, all of which are uncertain and difficult to predict, including the spread and severity of an outbreak, the duration and nature of any resulting government-imposed restrictions, and the severity and duration of the resulting impact on the economy. Even after a health epidemic has subsided, the Company may experience adverse impacts on its business as a result of any economic recession, downturn or volatility that has occurred or may occur in the future. Health epidemics may also have the effect of heightening many of the other risks described here, including those related to the ability to service indebtedness and share price fluctuation.

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

For the year ended December 31, 2023, no individual customer accounted for more than 10% of the Company’s revenues. For the year ended December 31, 2024, only one customer accounted for more than 10% of the Company’s total revenue and it represented approximately 11.5% of the Company’s total revenue. For the year ended December 31, 2025, no individual customer accounted for more than 10% of the Company’s total revenues. Failure to retain our existing customers, or enter into relationships with new customers, each on acceptable terms, could materially impact our business, financial condition, results of operations and ability to meet our current and long-term financial forecasts.

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

Risks Related to the Out-of-Home Advertising Services

The Company has generated revenues primarily from advertising and promotional activities, namely by the Out-of-Home Advertising and Lifestyle Services business verticals, and any loss or significant reduction of business in these verticals could have a material adverse effect on the Company’s revenues, financial positions and operating results.

In the fiscal years ended December 31, 2023, 2024 and 2025, we generated revenues primarily from advertising and promotional activities. Particularly, for the fiscal years ended December 31, 2023, 2024 and 2025, approximately 75.4%, 66.7% and 71.2% of our revenues were derived from Out-of-Home Advertising, respectively. If our advertising revenues suffer any losses or significant deductions, it could materially adversely affect our revenues, financial position and operating results.

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

Risks Related to the Lifestyle Services

The Company expects the Lifestyle Services vertical to be a new growth area, and one of its growth strategies is to enhance its ability to attract, incentivize and retain merchant customers for the Lifestyle Services. However, this focus on the Lifestyle Services vertical may be unsuccessful.

We are implementing a strategy to deepen our engagement with merchants and manufacturers within our Lifestyle Services space, by enabling them to offer home delivery services for household supplies and food, coordinate flight and train tickets, hotel accommodation and admission tickets for residents, and present top deals from leading e-commerce platforms. We intend to execute this strategy by building long-term relationships with local merchants to improve our inventory selection and improving the customer experience through inventory curation and improved convenience in order to drive customer demand and purchase frequency. There are no assurances that our actions will be successful in executing this strategy. Our efforts may prove more difficult than we currently anticipate. Further, we may not succeed in realizing the benefits of these efforts on our anticipated timeline or at all. In addition, as we implement this strategy, the macroeconomic environment, including but not limited to, economy slowdown pressures, higher labor costs, supply chain challenges and resulting changes in consumer and merchant behavior may make it more difficult to effectively execute this strategy, including to quickly test, learn and scale initiatives relating to improving inventory selection or improving customer experience. Even if fully implemented, our strategy may not result in a return to growth or the other anticipated benefits to our business, financial condition and results of operations. If we are unable to effectively execute this strategy and realize its anticipated benefits, it could negatively impact our business, financial condition and results of operations.

The future success of the Lifestyle Services vertical depends upon the Company’s ability to attract and retain high quality merchants.

We must continue to attract and retain high quality merchants in order to increase profitability and grow our Lifestyle Services vertical. A key priority for our Lifestyle Services vertical is to attract and retain the right merchants and provide community households with great deals and high-quality products and services. We are also focused on improving the merchant experience on our platform, including improving tools available to merchants to help grow their businesses. In addition, in most instances, we do not have long-term arrangements to guarantee the availability of deals that offer attractive quality, value and variety to consumers or favorable payment terms. If merchants decide that utilizing our services no longer provides an effective means of attracting new customers or selling their offerings, they may stop working with us or negotiate to pay us lower margins or fees. Further, current or future competitors may accept lower margins, or negative margins, to secure offers that attract attention and acquire new customers. We also may experience attrition in our merchants resulting from several factors, including losses to competitors and merchant closures or merchant bankruptcies. If we are unable to attract and retain high quality merchants in numbers sufficient to grow our business, or if merchants are unwilling to offer products or services with compelling terms through us, our operating results may be adversely affected.

If some of the Company’s merchant customers fail to provide a superior consumer experience, consumers may lose confidence in the products and services the Company promotes generally, which could have a material adverse impact on the Lifestyle Services business.

The development of our Lifestyle Services hinges on our ability to provide a superior consumer experience for the products and services we help promote. This depends on a variety of factors, including our ability to offer high-quality products or services at competitive prices, directly source products or services to respond to consumer demands, and provide superior customer service. If some of the products or services ordered by consumers through our group deals, coupons, platform or otherwise influenced by our promotions, are not delivered on time, have defects or otherwise lead to a bad experience, consumers could request returns or refunds, and have less confidence in the products and services we promote generally. Failure of some of our merchant customers to deliver high-quality products and services to consumers may negatively impact the overall user experience, damage our reputation and cause us to lose both consumers and other advertiser clients.

The Company faces intense competition in the Lifestyle Services business, and it may lose market share and consumers if it fails to compete effectively.

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

As of December 31, 2025, the Company’s PRC subsidiaries had not paid adequate social insurance contributions or housing fund contributions for their employees. We estimate that as of December 31 of each respective year, the unpaid housing provident fund contributions amounted to approximately RMB 50,380 in 2023, RMB 43,210 in 2024 and RMB 62,662 ($8,961) in 2025. As of the date of this Annual Report, none of the Company’s PRC subsidiaries have received any complaints, claims, actions or reports from their employees regarding any non-compliance with PRC social insurance and housing fund regulations, nor have they received any notification from the PRC governmental authorities requiring them to pay any outstanding amount of contributions. Our management considers the likelihood that our PRC subsidiaries will be required by the PRC governmental authorities to make additional payment for the underpaid contributions is low. If the Company is subject to fines in relation to the underpaid employee benefits, the financial condition and results of operations of the Company may be adversely affected.

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

As of the date of this Annual Report, Mr. Andong Zhang held controlling voting power in the Company based on having approximately 75.92% of the combined voting power of our outstanding Ordinary Shares. Mr. Andong Zhang has the ability to control the outcome of most matters requiring shareholder approval, including:

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

Between February 27, 2025 and February 27, 2026, the trading price of our Class B Ordinary Shares fluctuated significantly, ranging from a high of $32.10 to a low of $1.07. Historically, the US stock market has witnessed instances of extreme stock price surges followed by rapid declines for small-cap issuers, and such volatility seemed unrelated to the issuers’ performance subsequent to their initial public offerings, especially among companies with relatively small public floats. As a relatively small-capitalized company with a small public float, the share price of the Class B Ordinary Shares may continue to experience extreme volatility, lower trading volume and less liquidity than large-capitalized companies. Although the specific cause of such volatility is unclear, our small public float may amplify the impact the actions taken by a few shareholders have on the price of the Class B Ordinary Shares, which may cause the share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. The potential extreme volatility may confuse public investors regarding the value of the shares, distort the market perception of the share price and our company’s financial performance and public image, and negatively affect the long-term liquidity of the Class B Ordinary Shares, regardless of our actual or expected operating performance. As a result, investors may have difficulty assessing the rapidly changing value of the Class B Ordinary Shares and our ability to access the capital market may be materially adversely affected. In addition, when the trading volumes of the Class B Ordinary Shares are low, holders of the Class B Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. As a result of this volatility, investors may experience losses on their investment in the Class B Ordinary Shares.

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

As of the date of this Annual Report, Mr. Andong Zhang beneficially owns 22,500,000 Class A Ordinary Shares and 65,065,243 Class B Ordinary Shares, representing approximately 75.92% of the voting power of the Company’s outstanding Ordinary Shares. As such, Mr. Andong Zhang will be able to control the management and affairs of our Company and most matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. His interests may not be the same as or may even conflict with your interests. For example, he could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their Class B Ordinary Shares as part of a sale of us or our assets, and might affect the prevailing market price of the Class B Ordinary Shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of voting power may not be in the best interests of our other shareholders.

We are a “controlled company” under the rules of Nasdaq and as a result, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

Under Nasdaq’s rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including, without limitation, (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that the compensation of our officers be determined or recommended to our board of directors by a compensation committee that is comprised solely of independent directors, and (iii) the requirement that director nominees be selected or recommended to the board of directors by a majority of independent directors or a nominating committee comprised solely of independent directors. As of the date of this Annual Report, Mr. Andong Zhang, the beneficial owner of all of our outstanding Class A Ordinary Shares, held approximately 75.92% of the voting power of our outstanding share capital. As a result, we are a “controlled company” within the meaning of the Nasdaq listing rules. Although we currently do not intend to rely on the “controlled company” exemption, we could elect to rely on this exemption in the future. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Our status as a controlled company could cause Class B Ordinary Shares to look less attractive to certain investors or otherwise harm our trading price.

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

Since we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	Section 14 of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	Section 16 of the Exchange Act provides for liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

We qualify as a foreign private issuer. We would lose our foreign private issuer status if, for example, more than 50% of our voting securities are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and principal shareholders will become subject to the short-swing profit recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S.-listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting, and other expenses that we will not incur as a foreign private issuer in order to maintain a listing on a U.S. securities exchange.

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

Ongoing instability in the Middle East, including conflicts involving Iran, and other geopolitical tensions could materially and adversely affect our business, results of operations, and financial condition.

Ongoing geopolitical instability and armed conflicts in various regions, including the Middle East, pose significant risks to global economic conditions and could materially impact our business. The continuing conflicts in the region, including tensions involving Iran, attacks on commercial shipping in the Red Sea, and broader regional instability, have contributed to disruptions in global supply chains, increased energy prices, heightened inflation, and general economic uncertainty. Such macro-economic deterioration could reduce demand for our products and services, delay or cancel customer orders, impair our ability to collect receivables, and negatively impact our revenue and profitability. Higher energy costs resulting from Middle East instability can also increase our operational expenses and reduce our profitability, while geopolitical instability typically leads to increased volatility in global financial markets, which can negatively impact investor sentiment, reduce our share price, and impair our ability to raise capital on favorable terms. Additionally, geopolitical instability can lead to significant fluctuations in currency exchange rates, and since substantially all of our revenues and costs are denominated in RMB while we report in U.S. dollars, adverse movements in exchange rates resulting from geopolitical events could materially affect the U.S. dollar value of our financial results.

Beyond the Middle East, we face risks from other geopolitical tensions, including the ongoing Russia-Ukraine conflict, tensions in U.S.-China relations, potential trade wars, and sanctions regimes. These broader geopolitical factors can compound the risks described above and create additional uncertainty regarding the global economic outlook, international trade policies, and cross-border investment flows. The extent and duration of current and future geopolitical conflicts are highly unpredictable, and their ultimate impact on our business cannot be fully assessed. Any severe or prolonged geopolitical instability, particularly if it leads to broader regional conflicts, could have material adverse effects on global economic conditions, financial markets, and our business, results of operations, financial condition, and the value of our ordinary shares.

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

Our Subsidiaries

As of the date of this Annual Report, LZ Technology has the following subsidiaries:

●	Dongrun Technology Holdings Limited, a wholly owned direct subsidiary, formed on December 5, 2022 under the laws of British Virgin Islands, whose principal activity is investment holding;

●	LZ Digital Technology Group Limited, a wholly owned indirect subsidiary, formed on November 21, 2022 under the laws of Hong Kong, whose principal activity is investment holding;

●	Lianzhang Menhu (Zhejiang) Holding Co., Ltd. (联掌门户（浙江）控股有限公司), or LZ Menhu, the WFOE, a wholly owned indirect subsidiary, formed on May 10, 2023 under PRC laws, whose principal activity is investment holding;

●	Lianzhang Portal Network Technology Co., Ltd (联掌门户网络科技有限公司), or Lianzhang Portal, a 96.85% owned indirect subsidiary, formed on September 10, 2014 under PRC laws, engaged in providing intelligent access control and safety management systems and advertising and promotional services. As of the date of this Annual Report, Wuxi Jiangxi Technology Venture Capital Co., Ltd. owns approximately 3.15% of Lianzhang Portal.

●	LianZhang Media Co., Ltd. (联掌传媒有限责任公司), a wholly owned subsidiary of Lianzhang Portal, formed on January 16, 2018 under PRC laws, engaged in providing advertising, information system integration service, and information technology consulting service;

●	Xiamen LianZhang Culture Media Co., Ltd. (厦门联掌文化传媒有限责任公司), a wholly owned subsidiary of Lianzhang Portal, formed on October 15, 2014 under PRC laws, engaged in advertising, information system integration service, and information technology consulting service;

●	LianZhang New Community Construction Development (Jiangsu) Co., Ltd. (联掌新型社区建设发展（江苏）有限责任公司), an 80% owned subsidiary of Lianzhang Portal, formed on June 21, 2018 under PRC laws, engaged in sales of access control devices and renovation of old residential areas;

●	Xiamen Lianzhanghui Intelligent Technology Co., Ltd. (厦门联掌慧智能技术有限责任公司), a wholly owned subsidiary of Lianzhang Portal, formed on October 31, 2014 under PRC laws, engaged in sales of access control devices and renovation of old residential areas;

●	Xiamen Lianzhang Cultural Tourism Development Co., Ltd. (厦门联掌文旅发展有限公司), previously named “Xiamen Infinity Network Technology Co., Ltd.,” a wholly owned subsidiary of Lianzhang Portal, formed on August 16, 2021 under PRC laws, engaged in social media advertising of experience and grocery products;

●	Xiamen Lianzhang Investment Co., Ltd. (厦门联掌投资有限公司), previously named “Xiamen Limited E-commerce Co., Ltd.,” a wholly owned subsidiary of Lianzhang Portal, formed on April 7, 2022 under PRC laws, whose principal activity is investment holding;

●	Lianzhang Life Services Co., Ltd.联掌生活服务有限责任公司, a wholly owned subsidiary of Lianzhang Portal, formed on September 14, 2023 under PRC laws, engaged in online sales of local experience and grocery products;

●	Lianzhang Digital Technology (Xiamen) Co., Ltd. (联掌数字科技（厦门）有限公司), or Lianzhang Digital Technology, a wholly owned subsidiary of Lianzhang Portal, formed on May 6, 2023 under PRC laws, engaged in system operation and management;

●	Lianzhang Life Services (Xiamen) Co., Ltd. (联掌生活服务（厦门）有限公司), a wholly owned subsidiary of Lianzhang Digital Technology, formed on May 10, 2023 under PRC laws, engaged in online sales of local experience and grocery products;

●	Lianzhang Digital Marketing Planning (Xiamen) Co., Ltd. (联掌数字营销策划（厦门）有限公司), a wholly owned subsidiary of Lianzhang Digital Technology, formed on May 10, 2023 under PRC laws, engaged in advertising and promotional services;

●	Lianzhang (Xiamen) Audiovisual Technology Co., Ltd. 联掌（厦门）视听技术有限责任公司, a 100% owned subsidiary of Lianzhang Digital Technology, formed on May 23, 2024 under PRC laws, engaged in advertising information system integration services and information technology consulting services;

●	Live Well (Xiamen) Network Technology Co., Ltd. (住得好（厦门）网络科技有限公司), a 70% owned subsidiary of Lianzhang Life Services Co., Ltd., formed on May 12, 2023 under PRC laws, engaged in online sales of local experience and grocery products;

●	Shanghai Lianxian Digital Technology Co., Ltd. (上海联限数字科技有限公司), a 65% owned subsidiary of Xiamen Lianzhang Investment Co., Ltd., formed on April 11, 2023 under PRC laws, engaged in engaged in online sales of local experience and grocery products; and

●	Guangzhou Lianzhang Xijiuli Cultural Media Co., Ltd. (广州联掌西久里文化传媒有限公司), a 51% owned subsidiary of Xiamen Lianzhang Investment Co., Ltd., formed on August 16, 2024 under PRC laws, engaged in advertising and promotional services.

●	Huzhou Lianzhang Premium Products Supply Chain Co., Ltd. (湖州联掌优品供应链有限责任公司), a 51% owned subsidiary of Lianzhang Life Services Co., Ltd., formed on September 26, 2025 under PRC laws, engaged in advertising and promotional services.

●	Lianzhang Premium Products Supply Chain (Beijing) Co., Ltd. (联掌优品供应链(北京)有限公司), a 51% owned subsidiary of Huzhou Lianzhang Premium Products Supply Chain Co., Ltd., formed on December 18, 2025 under PRC laws, engaged in advertising and promotional services.

●	Fujian Meilishuo International Travel Agency Co., Ltd. (福建美丽说国际旅行社有限公司), a 51% owned subsidiary of Xiamen Lianzhang Cultural Tourism Development Co., Ltd., formed on November 12, 2025 under PRC laws, engaged in advertising and promotional services.

●	Wenzhou Meilishuo Travel Service Co., Ltd. (温州美丽说旅游服务有限公司), a wholly owned subsidiary of Fujian Meilishuo International Travel Agency Co., Ltd., formed on March 5, 2025 under PRC laws, engaged in advertising and promotional services.

●	Fujian Meilixing Cultural Tourism Industry Development Co., Ltd. (福建美丽行文旅产业发展有限公司), a wholly owned subsidiary of Fujian Meilishuo International Travel Agency Co., Ltd., formed on December 30, 2025 under PRC laws, engaged in advertising and promotional services.

4.B. Business Overview

Overview

The Company is an information technology and advertising company. Its operations are organized primarily into three business verticals: (i) Smart Community, (ii) Out-of-Home Advertising, and (iii) Lifestyle Services.

In the Smart Community vertical, the Company provides intelligent community building access and safety management systems through access control monitors and vendor-provided SaaS platforms. The Company’s intelligent community access control system makes resident access to properties simpler. As of December 31, 2025, approximately 70,704 of the Company’s access control screens had been installed in over 4,000 residential communities, serving over 2.7 million households.

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

In the Lifestyle Services vertical, the Company connects local businesses with consumers via online promotions and transactions. With its strong technological capabilities, the Company helps local restaurants, hotels, tourist companies, retail stores, cinemas and other merchants offer deals and coupons to consumers on social media platforms such as WeChat, Douyin (the Chinese version of TikTok) and RedNote. The Lifestyle Services vertical bridges the businesses’ need for product sales and promotions and the consumers’ need for dining, shopping, entertainment, tourist attractions and other local services. In addition, deals from local businesses can also be displayed on the access control screens. In this way, clients of the Company’s Lifestyle Services can also reach the Smart Community residents, leveraging the Company’s access control screens’ extensive coverage and high exposure potential. Since early 2023, we have embarked on executing the strategy of deepening engagement with merchants and manufacturers within our Lifestyle Services space through facilitating retail sales of diversified goods and services, including beverages, groceries and travel packages.

The Company reports financial results in one segment. Currently, a substantial portion of the Company’s revenues are generated from advertising and promotional activities, namely by the Out-of-Home Advertising and Lifestyle Services verticals. Revenues from Smart Community, which mainly consist of product sales of access control devices and service fees, contribute only a small portion to the Company’s total revenues. Thus, the Smart Community revenues are grouped with other miscellaneous revenue sources, such as advertising design and production and social media account operations, under the catch-all category titled “Other Revenues” in the description of the Company’s revenues.

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

Our access control monitors are deployed in approximately 120 cities in China, including nearly all first and second-tier cities, with a total of approximately 70,704 screens as of December 31, 2025. Such screens cover more than 4,000 residential communities and 2.7 million households in aggregate. Based on an average of 3 people per household (according to the 2018 population data from the National Bureau of Statistics), it is estimated that these screens have already covered more than 8 million people in total.

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

Additionally, we deploy our access control and safety management systems through city partners, particularly when entering a new region. As of December 31, 2025, we had 14 city partners in total. These city partners are selected based on their familiarity with the local market and their own resources in the local property management landscape. They have the option to purchase monitors from us, thereby becoming owners of such devices. Regardless of device ownership held by us or city partners, we provide all the software infrastructure for the entire intelligent access control and safety management system through our contracted vendor. We typically establish revenue-sharing arrangements with city partners. The revenue distribution ratio between us and the city partner varies, depending on various factors including, among others, which party secures the advertising order, who owns the monitors and what the performance metric is (based on the number of times the advertisement is broadcast or the product sales). Typically, city partners are also responsible for the monitors’ maintenance and repair. The contracts we enter into with city partners typically have a term of five years, and the parties can discuss whether to renew upon expiration.

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

Furthermore, our comprehensive Out-of-Home Advertising solution packages offer clients the opportunity to simultaneously showcase their advertisements on displays managed or integrated by our partner outdoor advertising providers. Such partners possess or have access to large quantities of displays in a variety of high-traffic locations such as metros, buses, hotels and other public settings. In addition, our advertising packages also incorporate collaboration with other advertising providers to deploy posters at various events as well as the digital replay of such events on online video-sharing platforms. For accounting purposes, these partner providers are referred to as “subcontractors” or “agents” in recording our revenues and cost of revenues. Currently, our strategic alliance partners include a top-tier search engine, and several outdoor advertising providers and media companies such as Xie Lv Information Technology Co., Ltd., Beijing Vision Interactive Technology Co., Ltd., Xiamen Pupu Culture Co., Ltd., Shenzhen Lindao Media Co., Ltd., and Xiamen Dongdi Advertising Co., Ltd. Under these arrangements, we and our strategic partners pool our client bases and collaboratively deliver a comprehensive advertising solution. This joint effort maximizes our reach and offers our clients an effective and far-reaching advertising service. See also “—Customers—Strategic Partnerships” below.

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

Transfer of Advertising System. Lianzhang Portal agrees to transfer the ownership of its advertising system related to its access control monitors to Wuxing News Media in consideration for RMB200,000 (approximately $28,600). Lianzhang Portal guarantees that such ownership is complete and free from any disputes and encumbrances. Lianzhang Portal shall provide Wuxing News Media with the Software System Design and User Manual and other related documents to facilitate Wuxing News Media’s management and operation of the advertising system.

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

Lianzhang Portal agreed to pay Wuxing News Media RMB400,000 (approximately $57,199) for services provided by Wuxing News Media in 2024. Lianzhang Portal and Wuxing News Media negotiate each year’s pricing based on the number of advertisements actually placed in the prior year.

Lifestyle Services

In the Company’s Lifestyle Services vertical, we provide a vibrant connection between local businesses and consumers through online promotions and transactions. Relying on our advanced technological capabilities, we enable a diverse range of merchants—restaurants, hotels, tourist companies, retail stores, cinemas, and other businesses—to offer group deals, discounts, and coupons to consumers on social media platforms as well as our Smart Community’s intelligent access control and safety management system.

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

In addition, the Company’s Lifestyle Services involve placing merchant discount coupons and group deals within various formats such as in short videos, live streaming and mini programs of other social media platforms like Douyin, as well as publishing advertorial on our WeChat public accounts “Eat, Drink, Play and Enjoy Fuzhou” (吃喝玩乐福州) and “Explore the Tastes of Xiamen” (寻味大厦门).

In the Lifestyle Services vertical, for the year ended December 31, 2023, our revenues mainly consisted of commission fees earned based on the value of purchases made through the coupon links placed by us, the number of times consumers click on these links, or other performance metrics. For the years ended December 31, 2024 and 2025, our revenue was primarily derived from bridging business-to-business (B2B) transactions through product sales and promotional services, as well as facilitating consumer-orientated activities such as dining, shopping, entertainment, and tourism.

Since early 2023, we have started to execute the strategy of deepening engagement with merchants and manufacturers within our Lifestyle Services space through facilitating retail sales of diversified goods and services, including beverages, groceries and travel packages. As the initial step, in the first half of 2023, we began selling homestays to local and national travel agencies and companies, and wines, liquors, fruits, vegetables and other groceries to retailers with diverse sales channels. We procure these services and goods from reliable upstream suppliers and aim to develop long-term supply chain partnerships with them. We have engaged in exhibitions, training and other events and participated in activities organized by trade associations to acquire customers and expand networks for this Lifestyle Services – Retail Sales business. Additionally, some of the customers are obtained through referrals and advertising on our access control screens. Our next step is to broaden our Lifestyle Services – Retail Sales’ customer base to include direct consumers and residents. We envision that our Lifestyle Services vertical will offer tailored products and services to a wide range of age groups, including (i) individuals under 30 with a penchant for local experiences; (ii) those aged 30~60 seeking household products and groceries; (iii) the 60~80 demographic interested in travel packages; and (iv) seniors over 80 looking for home health and elderly care services. We expect to further penetrate this market by fostering a Lifestyle Services platform that bridges merchants and manufacturers with consumers efficiently. This platform will not only offer access to high-quality, competitively priced goods and services but will also integrate our robust advertising capabilities to enhance visibility for our partner merchants and manufacturers. We plan to utilize advanced technology to refine our marketing strategies, ensuring a personalized and effective reach to various customer segments.

Xiamen Cultural Tourism has entered into a Platform Service Agreement with Henduoka, pursuant to which Henduoka utilizes Quanxiang WeChat Mini Program, Douyin and other social media platforms to help list and publish the products and services of merchant customers, collect payments and provide other technical services for Xiamen Cultural Tourism. The Platform Service Agreement has an initial term from December 1, 2022 to November 30, 2025, as extended through December 31, 2028. The parties may negotiate the renewal of the agreement within one month before the expiration date. For services provided, Xiamen Cultural Tourism shall pay Henduoka a platform service fee equal to 1.5% of verified gross merchandise value (GMV) of products sold, settled on a monthly basis. The foregoing summary of the terms of the Platform Service Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the agreement, the English translation of which is filed as an exhibit to this Annual Report. See also “Item 3.D. Risk Factors—Risks Related to Our Business and Industry—The Company has engaged in transactions with related parties, and terms obtained or consideration that it paid in connection with these transactions may not be comparable to terms available or the amounts that would be paid in arm’s length transactions..”

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

Our Revenue Model

Currently, our primary source of revenue derives from advertising and other promotional activities, and as such, our revenue model revolves around the Out-of-Home Advertising and Lifestyle Services verticals. Revenues from various other sources, including from the Smart Community vertical, are classified under a third catch-all category titled “Other Revenues”. See also “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Key Components of Our Results of Operations—Revenues.”

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

Mature business model

The Company’s three business verticals—Smart Community, Out-of-Home Advertising and Lifestyle Services—possess a potent synergy. The growth in one vertical can drive improvements in others. Our Smart Community provides crucial access points. These resources benefit our Out-of-Home Advertising by offering an invaluable advertising platform, At the same time, our Lifestyle Services leverage Smart Community’s access points and network to amplify reach and enhance effectiveness. As the number of access control screens increases in Smart Community, the sales volume and bargaining power of our Out-of-Home Advertising grow. Our Lifestyle Services vertical complements our Out-of-Home Advertising by providing social media advertising and promotional services. By capitalizing on our operational and technological capabilities, the Company has connected these three sectors within the community landscape, creating a flywheel effect where 1+1+1 > 3 and achieving a more resilient business model.

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

Our Growth Strategies

We plan to pursue the following strategies to grow our business:

Solidify our industry position.

We intend to continue expanding our marketing efforts to increase awareness of our offerings and brand, aiming to attract new buyers of our intelligent access control and safety management systems and recruit additional city partners. We plan to conduct further regional expansions in 2026, in order to strategically enhance our geographic coverage. In addition, we are committed to the continual development and innovation of our content, service offerings, hardware and software development and integration capabilities, which forms our core competitiveness in penetrating existing and new markets.

Enhance our ability to attract, incentivize and retain merchant customers.

We aim to further enhance our offerings to attract and retain merchant customers. Leveraging our technological capabilities and network of access control screens, our Lifestyle Services vertical bridges residents’ needs for convenient selection and purchase of reliable and competitively priced products and services and merchants’ demands for effective product and service promotion. Recognizing the vast sales potential in the residential community landscape, we plan to deepen our engagement with merchants and manufacturers within our Lifestyle Services space. We intend to enable them to offer home delivery services for household supplies and food, coordinate flight and train tickets, hotel accommodation and admission tickets for residents, and present top deals from leading e-commerce platforms. We have started to execute this strategy since the beginning of 2023. We intend to utilize our integrated multi-channel advertising solutions to provide promotional services to merchants and manufacturers that focus on improving their sales performance. At the same time, we provide community households with easy access to high-quality and low-cost products and services, which attracts more communities to join our Smart Community platform, expanding both the audience scope and the marketing resources of the platform. To achieve this, we will continuously refine our business model.

Expand into overseas markets.

We plan to apply the Company’s model beyond China, targeting foreign markets. The overseas community access control markets show positive trends in technological innovation and demand for security and intelligence, despite regional differences.

In December 2025, the Company announced that it entered into a head of terms with Red Dune Capital Holding Limited (“Red Dune”), a leading firm in the United Arab Emirates (UAE) dedicated to supporting Chinese companies entering the Middle East and North African (“MENA”) market. Under this partnership, the parties planned to jointly establish the Company’s regional headquarters in the MENA region and accelerate the commercialization of the Company’s smart access control systems, smart-community solutions, and Internet of Things (IoT) digital infrastructure technologies across the region. Through this collaboration, the Company intends to replicate in MENA the successful business model it built in China, forming a full-scale operational platform in the region, including but not limited to smart access control, community-service digitalization, and integrated business-service ecosystems.

Marketing and Sales

The Company’s marketing and sales efforts have focused on (i) increasing the number of monitors, (ii) engaging and retaining merchant customers, and (iii) integrating its screens with those of other providers.

Installing Screens

As of December 31, 2025, the Company had installed approximately 70,704 monitors, covering more than 2.7 million households, 4,000 communities that include almost all first and second-tier cities in China. We utilize the following strategies in expanding our monitors’ geographical coverage: (i) direct sales of hardware and/or software, (ii) turnkey projects, (iii) partnerships with city partners, and (iv) participation in competitive bidding organized by property developers as a subcontractor. The approach of utilizing city partners takes advantage of local knowledge, a key element in achieving success in a new market. Local city partners are well-positioned to provide valuable insights into the city’s unique needs, demands, and opportunities. We incentivize city partners through revenue sharing arrangements and provide constant support and training including guidance on how to secure local advertising opportunities.

Recruiting Customers

Our Smart Community clients are attracted by our business model and success stories from other cities. Once on board, they play an active role in community resource development and management. Our Out-of-Home Advertising clients are usually specific to the cities we serve and are introduced through industry events, referrals from existing clients and alliances with other outdoor advertising agencies and media companies. At the same time, we join forces with these agencies and media companies to deliver comprehensive advertising solutions. With more than 4,000 communities we serve now, our Lifestyle Services vertical has increasingly focused on manufacturers. This shift aligns with residents’ needs for necessities and household supplies. We plan to directly engage high-quality suppliers and producers, aiming to facilitate large-scale sales.

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

For the years ended December 31, 2023, 2024 and 2025, the Company has a total of 255, 264 and 540 customers, respectively, who entered into contracts with the Company to purchase the Company’s products and services. We may rely on a small number of customers for a significant portion of our revenues. For the year ended December 31, 2023, no individual customer accounted for 10% or more of the Company’s total revenues. For the year ended December 31, 2024, one customer individually accounted for more than 10% of the Company’s revenues—11.5% of the Company’s total revenue was derived from it. For the year ended December 31, 2025, no individual customer accounted for at least 10% of the Company’s total revenues.

Our top three customers during the year ended December 31, 2023 were Jiangxi Ctrip Digital Media Technology Co., Ltd. (9.5%), Shenzhen Qianhai Spark Society Data Media Co., Ltd. (8.6%), and Baidu (6.4%). Our top three customers during the year ended December 31, 2024 were Xiamen Liubentu Culture & Media Co., Ltd. (11.5%), Xiamen Yixingge Travel Service Co., Ltd. (8.9%), and Yuegang Online (Shenzhen) Technology Co., Ltd. (8.1%). Our top three customers during the year ended December 31, 2025 were Xiamen Roppongi Culture Media Co., Ltd. (8.9%), Guangzhou Lanbi Information Technology Co., Ltd. (7.3%), and Wuhu Longkang Trading Co., Ltd. (3.8%). As of December 31, 2025, our top customers were located in Fujian province, Guangdong province, and Anhui province in China.

Strategic Partnerships

Screen integration and intra-industry alliances constitute a key competitive strength of our business. Such alliances and resource-sharing practices are built on strategic cooperation framework agreements we have entered into with other advertising agencies and media companies. For specific cooperation projects, we may enter into additional separate advertisement placement agreement that sets forth the project term, collaboration methods, price and payment. Under such advertisement placement agreements, we will be jointly liable for the services of the subcontractors, which comprise activities such as placing the client’s advertisements on the subcontractor’s screens. We have been a party to the Baidu Screen Integration Promotion and Cooperation arrangement, pursuant to which Baidu’s advertisers place advertisements on our monitors through real time bidding (RTB) and contractual modes. A copy of the form of Baidu Alliance Membership Registration Agreement is filed as an exhibit to this annual report.

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

We have engaged Henduoka, a related party, to provide the SaaS software infrastructure of the intelligent access control and safety management system, pursuant to that certain Business Cooperation Agreement. Material terms of the Business Cooperation Agreement include, without limitation, as follows:

●	Term. January 1, 2023 to December 31, 2028. The agreement’s original term commenced on January 1, 2023 and expired on December 31, 2025. The term has been extended to December 31, 2028, on which date the agreement will automatically terminate, provided that if the rights and obligations of the parties are not fully performed by such date, the agreement shall be extended until both parties have fully performed such rights and obligations. The parties may negotiate the renewal of the agreement within one month before the expiration date.

●	Cooperation Matter. Lianzhang Portal engages Henduoka to provide SaaS software services and back-end management system for community properties that utilize Lianzhang Portal’s intelligent access control and safety management system. Henduoka shall ensure the provided services function properly and provide relevant operational guidance.

●	Fee. Lianzhang Portal shall pay a fee equal to the product of (i) the number of communities actively using the provided software, multiplied by (ii) RMB100, on a quarterly basis.

●	Dispute Resolution. The governing law is PRC laws. If negotiation fails to resolve, any disputes arising out of this agreement shall be heard and determined by the competent People’s Court in Siming District, Xiamen City.

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

As our Lifestyle Services – Retail Sales business develops, we have sourced beverages, groceries and travel packages from various upstream suppliers. Currently, these suppliers primarily comprise large wholesalers, trading companies and manufacturers who have the capacity to provide a long-term, stable supply of goods and services.

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

We believe that we are strategically well-positioned in these sectors, and we compete with others favorably based on our advanced access control system, the synergy and efficiency across our Smart Community, Out-of-Home Advertising and Lifestyle Services verticals, our strong research and development capabilities, mature business model and experienced leadership team.

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

We spend a significant amount of time and resources on research and development efforts. During the fiscal years ended December 31, 2023, 2024 and 2025, we spent RMB5.5 million, RMB4.5 million and RMB56.3 million ($8.1 million) on research and development, respectively.

Copyrights.

As of December 31, 2025, we had the following 64 registered software copyrights with the PRC National Copyright Administration. Copyright protection is granted in the PRC. Under the PRC Copyright Law and the Regulations on the Protection of Computer Software, the term of protection for copyrighted software of legal persons is 50 years and ends on December 31 of the 50th year from the software’s initial release.

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
Advertising

● 2015SR068609 (2014)

● 2016SR220719 (2016)

● 2019SR0698155 (2018)

● 2020SR0132983 (2019)

● 2023SR0988844 (2023)*

● 2024SR0233767 (2023)

● 2024SR1330039 (2024)

● 2024SR1271103 (2024)

● 2025SR2452215 (2024)

● 2025SR2395065 (2025)

● 2025SR2395078 (2025)

Repair and Maintenance Tools	● 2020SR0123114 (2019) ● 2020SR0123167 (2019) ● 2017SR676256 (2017) ● 2017SR677175 (2017) ● 2023SR0510595 (2023)*
Access Control Platform	● 2016SR107828 (2016) ● 2016SR124541 (2016) ● 2021SR0042407 (2020) ● 2025SR0072671 (2024)
Facial Recognition	● 2019SR0698077 (2018)
Watermelon Lease	● 2021SR0024505 (2020) ● 2021SR0024586 (2020) ● 2021SR1811911 (2021) ● 2021SR1811944 (2021)
Panda Visitor	● 2021SR0024579 (2020) ● 2024SR0247004 (2023)
Door Open, Money In	● 2021SR1811920 (2021)
Neighborhood Help	● 2024SR1121678 (2024)
Intelligent Escort Robot	● 2025SR2395101 (2025)

*	Initial release date information is not shown on the copyright certificate, so the software’s development completion date is used instead.

Patents

Patents in the PRC are principally protected under the Patent Law of the PRC. The duration of a patent right is 10 years, 15 years, or 20 years from the date of application, depending on the type of patent right. As of December 31, 2025, the Company owned a total of 6 patents in force.

Title	Type	Filing Date	Status	Issue Date	Patent No.
A mechanism that enables mobile interconnectivity for visual intercom building advertising units (一种实现移动互联可视对讲楼宇广告单元机)	Utility Patent	February 11, 2015	Issued	July 8, 2015	ZL 2015 2 0097548.2
A card reader template compatible with multiple smart cards (一种兼容多智能卡的读卡模板)	Utility Patent	May 14, 2015	Issued	September 9, 2015	ZL 2015 2 0310231.2
Mechanism for an advertising unit machine (一种广告单元机机构)	Utility Patent	May 5, 2015	Issued	September 9, 2015	ZL 2015 2 0282712.7
A smart sticker card that serves as a mobile companion (一种手机伴侣智能贴卡)	Utility Patent	June 11, 2015	Issued	September 23, 2015	ZL 2015 2 0399999.1
A method and system for face image recognition（一种用于人脸图像识别的方法及系统）	Invention Patent	August 21st, 2025	Issued	November 4th, 2025	ZL 2025 1 1174683.7
A family member intelligent authentication system based on face recognition（一种基于人脸识别的家庭成员智能认证系统）	Invention Patent	August 12th, 2025	Issued	November 18th, 2025	ZL 2025 1 1120843.X

Trademarks

The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Registered trademarks are protected under the Trademark Law of the PRC and related rules and regulations. Trademarks are registered with the Trademark Office of the State Administration for Industry and Commerce (SAIC). Where registration is sought for a trademark that is identical or similar to another trademark which has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of such trademark may be rejected. Trademark registrations are effective for a renewable ten-year period, unless otherwise revoked. As of December 31, 2025, the Company owned a total of 17 registered trademarks.

Trademark	Class	Application Date	Registration Number	Registration Date	Valid Until
	9	2015/9/8	17845027	2016-10-21	2026/10/20
	11	2015/9/8	17844633	2016-10-14	2026/10/13
	35	2015/9/8	17845187	2016-10-21	2026/10/20
	37	2015/9/8	17845387	2016-10-14	2026/10/13
	41	2015/9/8	17845352	2016-10-21	2026/10/20
	42	2015/9/8	17844940	2016-10-14	2026/10/13
	45	2015/9/8	17845545	2016-10-14	2026/10/13
	11	2015/9/16	17914992	2016-10-28	2026/10/27
	35	2015/9/16	17915065	2017-12-28	2027/12/27
	37	2015/9/16	17915227	2016-10-28	2026/10/27
	38	2015/9/16	17915324	2016-10-28	2026/10/27
	41	2015/9/17	17918133	2017-08-28	2027/8/27
	45	2015/9/17	17918291	2016-10-28	2026/10/27
	38	2020/07/10	47997415	2021-02-28	2031/02/27
	42	2025-07-14	86484982	2026-02-21	2036-02-20
	38	2025-07-14	86473449	2026-02-21	2036-02-20
	41	2025-07-14	86484967	2026-02-21	2036-02-20

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

Insurance

As of December 31, 2025, the Company’s PRC subsidiaries had not paid adequate social insurance contributions or housing fund contributions for their employees. As of December 31, 2023, 2024 and 2025, we estimate that our outstanding housing fund contributions were approximately RMB50,380, RMB43,210 and RMB62,662 ($8,961), respectively.

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

As we sell food products like alcohol and groceries under our Lifestyle Services – Retail Sales vertical, we are subject to regulations related to food safety.

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

The table below summarizes major real property the Company’s PRC subsidiaries leased under leases with a term of at least one year during 2025.

Address	Leased/Owned	Term	Purpose
Unit 311, Floor 3, No. 5999 Wuxing Avenue, Zhili Town, Wuxing District, Huzhou City, Zhejiang province, China	Leased	July 1, 2023 – December 31, 2026	Office

Unit 01-04, 29th Floor, 701 Haicang Avenue, Haicang District, Xiamen, Fujian, China	Leased	July 18, 2024 –July 17, 2029	Office

Level 11-12, No. 1-B, Gongboyuan, Xinwu District, Wuxi, Jiangsu, China	Leased	December 1, 2020 – December 31, 2025	Office

Room 1502, Building C, Huide International Plaza, Zhili Town, Wuxing District, Huzhou City, Zhejiang Province, China	Leased	December 13, 2025 – December 12, 2026	Office

8th Floor, No. 59-2 Wanghai Road, Software Park Phase 2, Xiamen City, Fujian Province, China	Leased	January 1, 2025 – December 31, 2025	Office

Room 271(2709), Huangda Building, No. 28 Houdaixi Road, Siming District, Xiamen City, Fujian Province, China	Leased	September 1, 2025 – August 31, 2028	Office

Room 502, No. 81 Yueyang West Lane, Siming District, Xiamen City, Fujian Province, China	Leased	June 15, 2025 – June 14, 2028	Office

Room 502, No. 159 Jinbang Road, Siming District, Xiamen City, Fujian Province, China	Leased	November 20, 2025 – November 19, 2026	Office

Unit 101, Building 3, Century Oriental, Jin'an District, Fuzhou City, Fujian Province, China	Leased	September 9, 2025 – September 8, 2026	Office

Unit 1402, Ziyang International Building, No. 139 Changle North Road, Jin'an District, Fuzhou City, Fujian Province, China	Leased	May 6, 2025 – April 5, 2027	Office

Room 704, Tianhe Building, Chezhan Avenue, Lucheng District, Wenzhou City, Zhejiang Province, China	Leased	April 14, 2025 – April 13, 2028	Office

Room 2403, Century Jinyuan International Apartment, Intersection of Huizhou Avenue & Fuzhou Road, Binhu District, Hefei City, Anhui Province, China	Leased	December 5, 2025 – July 9, 2026	Office

308, No. 68 Linke East Road, Hedong District, Tianjin City, China	Leased	December 1, 2025 – November 30, 2026	Office

In addition to the facilities listed above, we also leased certain real property on a short-term basis primarily as storage space during 2025.   We believe that our current facilities are adequate and suitable for our current needs, and should it be needed, suitable additional or alternative space will be available to accommodate any expansion of our operations.

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

Overview

The Company is an information technology and advertising company. Its operations are organized primarily into three business verticals: (i) Smart Community, (ii) Out-of-Home Advertising, and (iii) Lifestyle Services.

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

In Lifestyle Services vertical, the Company connects local businesses with consumers via online promotions and transactions. With its strong technological capabilities, the Company helps local restaurants, hotels, tourist companies, retail stores, cinemas and other merchants offer deals and coupons to consumers on social media platforms such as WeChat, Douyin (the Chinese version of TikTok) and RedNote. Since early 2023, we have embarked on executing the strategy of deepening engagement with merchants and manufacturers within our Lifestyle Services space through facilitating retail sales of diversified goods and services, including beverages, groceries and travel packages.

The Company reports financial results in one segment. Currently, a substantial portion of the Company’s revenues are generated from advertising and promotional activities, namely by the Out-of-Home Advertising and Lifestyle Services verticals. Revenues from Smart Community, which mainly consist of product sales of access control devices and service fees, contribute only a small portion to the Company’s total revenues. Thus, the Smart Community revenues are grouped with other miscellaneous revenue sources, such as advertising design and production and social media account operations, under the catch-all category titled “Other Revenues” in the description of the Company’s revenues.

Our total revenues increased by RMB306.2 million, or 37.2%, to RMB1,129.0 million ($161.4 million) for the year ended December 31, 2025, compared to RMB822.8 million for the year ended December 31, 2024. For the year ended December 31, 2025, our net income decreased by RMB179.0 million, to a net loss of RMB173.3 million ($24.8 million), compared to net income of RMB5.8 million for the year ended December 31, 2024.

Key Factors That Affect Operating Results

The historical performance and outlook for our business are influenced by numerous factors, including the following:

●	Our ability to maintain our major customers.

●	Our ability to compete successfully.

●	Continued investments in research and development and innovation.

●	Our ability to manage growth effectively.

●	Our ability to scale operations efficiently as the customer base grows and revenue sources diversify.

●	Our ability to attract and retain qualified personnel.

●	General economic conditions and their impact on advertising spending.

●	Our ability to adapt to evolving regulatory requirements.

●	Our ability to successfully expand into new markets.

●	Our ability to retain and grow the advertising customer base in the Chinese digital media market.

●	Our ability to expand the coverage of our intelligent community building access and safety management platform.

●	Our ability to monetize the installed base of access control devices via targeted advertising.

●	Our ability to develop and expand Lifestyle Services through partnerships with merchants and service providers in residential communities.

●	Our ability to grow revenue from Lifestyle services, including local commerce, community-based promotions, and neighborhood-targeted advertising and sale of products and services.

A.	Operating Results

Key Components of Our Results of Operations

Revenues

We report financial results in one segment. Our revenues are organized into four categories:

(i) Out-of-Home Advertising revenues, generated through advertisement display via our community access control devices, or channels provided by subcontractors. In this category, we compete mainly in the out-of-home advertising channel in China.

(ii) Lifestyle Services – Retail Sales revenues, generated from sales of diversified products, such as alcohol and groceries. In this category, we compete in the retail distribution sector in China.

(iii) Lifestyle Services (non-retail) revenues, earned by promoting vouchers through e-commerce platforms, including WeChat mini programs and Douyin, for merchants. In this category, we compete in the consumer service e-commerce advertising sector in China.

(iv) Other Revenues, which primarily comprise advertising design and production, operation services for merchants’ online accounts, devices sales, software development services, travel packages and operation and maintenance of community devices. In this catch-all category, the principal markets concerned are community building access control and online marketing sectors in China.

For the years ended December 31, 2024 and 2025, all of our revenue was generated from China.

Our breakdown of revenues for the years ended December 31, 2023, 2024 and 2025 is as follow:

	For the years ended December 31,
	2023	2024	2025	2025	2023	2024	2025
Segment	RMB’000	RMB’000	RMB’000	US$’000	% of Total	% of Total	% of Total
Out of Home Advertising	429,066	549,040	804,188	114,997	75.4%	66.7%	71.2%
Lifestyle Services - Retail Sales	122,363	272,561	323,739	46,294	21.5%	33.1%	28.7%
Lifestyle Services (non-retail)	3,170	127	45	6	0.6%	0.0%	0.0%
Others	14,266	1,104	1,036	149	2.5%	0.2%	0.1%
Total	568,865	822,832	1,129,008	161,446	100.0%	100.0%	100.0%

Cost of Revenues

Cost of revenues represents costs and expenses incurred in order to generate revenue. Our cost of revenues primarily consists of (i) advertising commissions paid to agents and subcontractors, (ii) depreciation expenses for community access control devices, (iii) procurement costs for retail sales, and (vi) other costs.

Our breakdown of cost of revenues for the years ended December 31, 2023, 2024 and 2025 is as follow:

	For the years ended December 31,
	2023	2024	2025	2025	2023	2024	2025
Segment	RMB’000	RMB’000	RMB’000	US$’000	% of Total	% of Total	% of Total
Out of Home Advertising	408,121	519,714	777,997	111,252	75.9%	65.9%	71.3%
Lifestyle Services - Retail Sales	118,363	268,584	313,402	44,816	22.1%	34.1%	28.7%
Lifestyle Services (non-retail)	1,745	-	-	-	0.3%	0.0%	0.0%
Others	9,380	90	360	51	1.7%	0.0%	0.0%
Total	537,609	788,388	1,091,759	156,119	100.0%	100.0%	100.0%

Gross Profit

Our gross profit equals to our revenue less our cost of revenues. Our gross profit is primarily affected by our ability to generate revenue and the fluctuation of our costs.

Our breakdown of gross profit for the years ended December 31, 2023, 2024 and 2025 is as follow:

	For the years ended December 31,
	2023	2024	2025	2025	2023	2024	2025	2023	2024	2025
Segment	RMB’000	RMB’000	RMB’000	US$’000	% of Total	% of Total	% of Total	Gross Margin	Gross Margin	Gross Margin
Out of Home Advertising	20,945	29,326	26,191	3,745	67.0%	85.1%	70.3%	4.9%	5.3%	3.3%
Lifestyle Services - Retail Sales	4,000	3,977	10,337	1,478	12.8%	11.5%	27.8%	3.3%	1.5%	3.2%
Lifestyle Services (non-retail)	1,425	127	45	6	4.6%	0.4%	0.1%	45.0%	100.0%	100.0%
Others	4,886	1,014	676	98	15.6%	3.0%	1.8%	34.2%	91.8%	65.3%
Total	31,256	34,444	37,249	5,327	100.0%	100.0%	100.0%	5.5%	4.2%	3.3%

Operating expenses

Our operating expenses include selling and marketing expenses, general and administrative expenses and research and development expenses.

Selling and marketing expenses mainly consist of (i) share-based compensation, (ii) advertisement and business promotion expenses, (iii) market research expenses, (iv) salary and welfare for selling and marketing personnel, and (v) other miscellaneous selling expenses.

General and administrative expenses mainly consist of (i) share-based compensation, (ii) professional service fee, (iii) credit loss, (iv) salary and welfare for general and administrative personnel, (v) rental fee and (vi) other corporate expenses.

Research and development expenses consist primarily of (i) share-based compensation, (ii) system development costs, (iii) salary and welfare for research and development personnel, (iv) other miscellaneous research and development expenses.

The following table sets forth our operating expenses, both in absolute amount and as a percentage of the total operating expenses, for the years ended December 31, 2023, 2024 and 2025:

	For the years ended December 31,
	2023		2024		2025
Category	RMB’000	% of Total	RMB’000	% of Total	RMB’000	US$’000	% of Total
Selling and marketing expenses	16,789	44.5%	14,075	45.7%	83,454	11,934	39.1%
General and administrative expenses	15,428	40.9%	12,279	39.8%	73,513	10,513	34.5%
Research and development expenses	5,478	14.6%	4,464	14.5%	56,290	8,049	26.4%
Total Operating Expenses	37,695	100.0%	30,818	100.0%	213,257	30,496	100.0%

Other income, net

Other income, net primarily consists of (i) government subsidy, (ii) loss from disposal of equipment, and (iii) financial expenses.

Results of Operations

Comparison of the Year Ended December 31, 2024 and the Year Ended December 31, 2025

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this Annual Report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the years ended December 31,			Change
	2024	2025	2025	Amount	Percentage
	RMB’000	RMB’000	US$’000	RMB’000%
Revenues	822,832	1,129,008	161,446	306,176	37.2%
Cost of revenues	(788,388)	(1,091,759)	(156,119)	(303,371)	38.5%
Gross profit	34,444	37,249	5,327	2,805	8.1%

Operating expenses
Selling and marketing expenses	(14,075)	(83,454)	(11,934)	(69,379)	492.9%
General and administrative expenses	(12,279)	(73,513)	(10,513)	(61,234)	498.7%
Research and development expenses	(4,464)	(56,290)	(8,049)	(51,826)	1,161.0%
Total operating expenses	(30,818)	(213,257)	(30,496)	(182,439)	592.0%
Operating profit (loss)	3,626	(176,008)	(25,169)	(179,634)	(4,954.1)%

Other income, net
Financial expenses, net	(764)	(1,294)	(185)	(530)	69.4%
Other income, net	1,942	4,540	649	2,598	133.8%
Total other income, net	1,178	3,246	464	2,068	175.6%

Income (loss) before income tax expenses	4,804	(172,762)	(24,705)	(177,566)	(3,696.2)%
Income tax benefit (expenses)	972	(510)	(73)	(1,482)	(152.5)%
Net income (loss)	5,776	(173,272)	(24,778)	(179,048)	(3,099.9)%

Revenues

For the year ended December 31, 2025, our total revenue increased by approximately RMB306.2 million, or 37.2%, from approximately RMB822.8 million for the year ended December 31, 2024, to approximately RMB 1,129.0 million ($161.4 million). This increase was primarily driven by the increase of revenue from Out-of-Home Advertising and Lifestyle Services – Retail Sales.

Revenue from Out-of-Home Advertising increased by RMB255.1 million, or 46.5%, from RMB549.0 million for the year ended December 31, 2024, to RMB804.2 million ($115.0 million) for the year ended December 31, 2025. This growth reflects our strategic focus on expanding market share and enhancing our presence in the core outdoor advertising business. During 2025, we acquired 59 new advertising customers, which contributed 66.7% of our Out-of-Home Advertising revenue. This reflects our continued expansion of customer coverage and increasing adoption of our advertising services by a broader range of advertisers. In addition, certain existing customers maintained or increased their advertising spending, further supporting revenue growth. As a result, revenue from out-of-home advertising accounted for 71.2% of our total revenue in 2025, compared to 66.7% in 2024.

Revenue from Lifestyle Services – Retail Sales increased by RMB51.2 million, or 18.8%, from RMB272.6 million for the year ended December 31, 2024, to RMB323.7 million ($46.3 million) for the year ended December 31, 2025. The increase was primarily driven by the expansion of product offerings and enrichment of service categories. In particular, revenue from sales of goods increased by approximately RMB14.4 million, primarily due to the expansion of product offerings, including the introduction of new product categories such as maternal and infant products. In addition, the expansion of travel-related offerings, including the launch of new and more diversified travel packages, contributed approximately RMB36.8 million to the increase in Lifestyle Services – Retail Sales revenue.

Revenue from Lifestyle Services (non-retail) decreased by RMB0.1 million, or 64.6%, from RMB0.1 million for the year ended December 31, 2024, to RMB45.0 thousand ($6.0 thousand) for the year ended December 31, 2025. As part of our strategic decision to realign operational focus and concentrate resources on our core high-potential segments, we have reduced the operational scale of non-retail services.

Revenue from Other Revenues decreased by RMB0.1 million, or 6.2%, from RMB1.1 million for the year ended December 31, 2024, to RMB1.0 million ($0.2 million) for the year ended December 31, 2025. The decrease was primarily due to a decrease in technical service fee income.

Cost of Revenue

Our cost of revenue increased by 38.5%, from RMB788.4 million for the year ended December 31, 2024, to RMB1,091.8 million ($156.1 million) for the year ended December 31, 2025.

The cost of revenue for Out of Home Advertising increased by approximately RMB258.3 million, or 49.7%, from approximately RMB519.7 million for the year ended December 31, 2024 to approximately RMB778.0 million ($111.3 million) for the year ended December 31, 2025, in line with the growth in Out of Home Advertising revenue. The increase primarily reflected higher commissions and subcontracting costs associated with expanded business activities and client campaigns.

The cost of revenue for Lifestyle Services – Retail Sales increased by approximately RMB44.8 million, or 16.7%, from approximately RMB268.6 million for the year ended December 31, 2024 to approximately RMB313.4 million ($44.8 million) for the year ended December 31, 2025. The increase was primarily attributable to higher procurement costs in line with the growth in revenue, mainly driven by the expansion of product offerings, including the introduction of new product categories such as maternal and infant products.

The cost of revenue for Lifestyle Services (non-retail) was nil for both the years ended December 31, 2024 and 2025, consistent with the limited scale of these services during the periods.

The cost of revenue for Other Revenues increased by approximately RMB 270.0 thousand, or 300.0%, from approximately RMB90.0 thousand for the year ended December 31, 2024 to approximately RMB360.0 thousand ($51.0 thousand) for the year ended December 31, 2025. The increase was primarily attributable to higher costs incurred for maintenance services, including the use of repair materials.

Gross Profit

Our gross profit increased from RMB34.4 million for the year ended December 31, 2024, to RMB37.2 million ($5.3 million) for the year ended December 31, 2025, representing an increase of RMB2.8 million, or 8.1%. Our overall gross margin was 4.2% and 3.3% for the years ended December 31, 2024 and 2025, respectively.

The gross margin of Out of Home Advertising decreased from 5.3% for the year ended December 31, 2024 to 3.3% for the year ended December 31, 2025, primarily reflecting our adoption of flexible pricing strategies to strengthen client relationships and support market share expansion.

The gross profit margin for Lifestyle Services - Retail Sales increased from a 1.5% for the year ended December 31, 2024 to 3.2% for the year ended December 31, 2025, primarily driven by revenue growth from expanded product offerings, including new product categories such as maternal and infant products, while procurement costs increased at a lower rate than revenue.

The gross margin of Lifestyle Services (non-retail) remained at 100% for both the years ended December 31, 2024 and 2025, reflecting minimal cost incurred following the scaling down operations.

The gross margin of Other Revenues decreased from 91.8% for the year ended December 31, 2024 to 65.3% for the year ended December 31, 2025, primarily due to higher costs associated with maintenance services, including the use of repair materials, while revenue from these services remained relatively flat.

Selling and Marketing Expenses

Selling expenses increased by 492.9% from RMB14.1 million for the year ended December 31, 2024 to RMB 83.5 million ($11.9 million) for the year ended December 31, 2025. The growth was primarily attributed to (i) an increase of RMB34.6 million in share-based compensation, mainly related to 1,850,000 restricted shares granted to an employee for his past services and not for any future service or performance-based vesting conditions, (ii) an increase of RMB 21.3 million in advertisement and business promotion expenses to support sales growth, and (iii) an increase of RMB13.3 million in market research expenses, mainly related to research on the internet portal market in Asia, Europe and America, including analysis of local user behavior, competitors and market access conditions.

General and Administrative Expenses

General and administrative expenses increased by 498.7%, from RMB12.3 million for the year ended December 31, 2024 to RMB73.5 million ($10.5 million) for the year ended December 31, 2025. The increase was primarily driven by (i) an increase of RMB34.6 million in share-based compensation, mainly related to 1,850,000 restricted shares granted to an employee for his past services and not for any future service or performance-based vesting conditions, (ii) a growth of RMB14.4 million in professional service fees, mainly attributable to expenses incurred for our initial public offering preparation and roadshow activities, as well as costs associated with enhancing our environmental, social, and governance (“ESG”) initiatives, and (iii) an increase of RMB12.4 million in credit loss mainly resulting from a higher provision recognized following a detailed review of the accounts receivable and advance to suppliers aging structure.

Research and Development Expenses

Research and development expenses increased by 1,161.0%, from RMB4.5 million for the year ended December 31, 2024, to RMB56.3 million ($8.1 million) for the year ended December 31, 2025. The increase was mainly due to (i) an increase of RMB42.0 million in share-based compensation, mainly related to 2,250,000 restricted shares granted to two employees for their past services and not for any future service or performance-based vesting conditions, and (ii) a growth of RMB10.1 million in system development costs, primarily related to the development of system applications for overseas and inbound tourism operations.

Other income, net

Other income, net consists of other income, net and finance expenses, net.

Other income, net increased by 133.8%, from RMB1.9 million for the year ended December 31, 2024, to RMB 4.5 million ($0.6 million) for the year ended December 31, 2025. The increase was primarily attributable to an increase in government grants.

Finance expenses, net increased by 69.4%, from RMB0.8 million for the year ended December 31, 2024 to RMB1.3 million ($0.2 million) for the year ended December 31, 2025, primarily due to a higher outstanding balance of short-term borrowings, resulting in increased interest expenses.

Income Tax Expense

We recognized an income tax expense of RMB0.5 million ($0.1 million) for the year ended December 31, 2025, compare with an income tax benefit of RMB1.0 million for the year ended December 31, 2024. This change was primarily due to the movement in deferred taxation, in particular changes in the valuation allowance on deferred tax assets.

Net Income (loss)

As a result of the above factors, our net loss was RMB173.3 million ($24.8 million) for the year ended December 31, 2025, compared to a net income of RMB5.8 million for the year ended December 31, 2024.

Comparison of the Year Ended December 31, 2023 and the Year Ended December 31, 2024

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this Annual Report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the years ended December 31,		Change
	2023	2024	Amount	Percentage
	RMB’000	RMB’000	RMB’000%
Revenues	568,865	822,832	253,967	44.6%
Cost of revenues	(537,609)	(788,388)	(250,779)	46.6%
Gross profit	31,256	34,444	3,188	10.2%

Operating expenses
Selling and marketing expenses	(16,789)	(14,075)	2,714	(16.2)%
General and administrative expenses	(15,428)	(12,279)	3,149	(20.4)%
Research and development expenses	(5,478)	(4,464)	1,014	(18.5)%
Total operating expenses	(37,695)	(30,818)	6,877	(18.2)%
Operating (loss) profit	(6,439)	3,626	10,065	(156.3)%

Other income, net
Financial expenses, net	(408)	(764)	(356)	87.3%
Other income, net	2,843	1,942	(901)	(31.7)%
Total other income, net	2,435	1,178	(1,257)	(51.6)%

(Loss) income before income tax expenses	(4,004)	4,804	8,808	(220.0)%
Income tax (expenses) benefit	(2,368)	972	3,340	(141.0)%
Net (loss) income	(6,372)	5,776	12,148	(190.6)%

Revenues

For the year ended December 31, 2024, our total revenue increased by approximately RMB 254.0 million, or 44.6%, from approximately RMB 568.9 million for the year ended December 31, 2023, to approximately RMB 822.8 million. This increase was primarily driven by significant growth in Out of Home Advertising and the emergence of a new revenue stream from Lifestyle Services – Retail Sales.

Revenue from Out of Home Advertising increased by RMB 119.9 million, or 28.0%, from RMB 429.1 million for the year ended December 31, 2023, to RMB 549.0 million for the year ended December 31, 2024. The increase was mainly attributable to the acquisition of 17 new customers in 2024, which contributed approximately RMB 102.5 million in revenue during the year. This growth reflects our continued strategic focus on outdoor advertising services and proactive efforts in client acquisition and market expansion. Excluding the contribution from these new customers, revenue from existing customers increased by approximately RMB 1.8 million compared to the same period in 2023, reflecting a solid foundation with existing clients and the Company’s sustainable and high-quality development in the advertising segment.

Revenue from Lifestyle Services – Retail Sales increased by RMB 150.2 million, or 122.7% from RMB 122.4 million in 2023 to RMB 272.6 million in 2024. This growth was primarily driven by the introduction of new product categories, which contributed approximately RMB 78.0 million in incremental revenue, while the Company’s core business segments continued to grow steadily, jointly supporting the overall improvement in operating performance.

Revenue from Lifestyle Services – E-Commerce Promotion services decreased by RMB 3.1 million, or 96.0%, from RMB 3.2 million in 2023 to RMB 0.1 million in 2024. The decline was mainly due to the disposal of our subsidiary Henduoka on November 23, 2022, which significantly reduced the scale of related operations year by year.

Revenue from Other Revenues decreased by RMB 13.2 million, or 92.3%, from RMB 14.3 million in 2023 to RMB 1.1 million in 2024. The decrease was primarily due to a significant drop in software and hardware sales compared to the previous year.

Cost of Revenues

Our cost of revenue increased by 46.6%, from RMB 537.6 million for the year ended December 31, 2023, to RMB 788.4 million for the year ended December 31, 2024.

The cost of revenue for Out of Home Advertising increased by approximately RMB 111.6 million, or 27.3%, from approximately RMB 408.1 million in 2023 to approximately RMB 519.7million in 2024, in line with the growth in Out of Home Advertising revenue. This increase was primarily attributable to a corresponding rise in agency and subcontracting costs associated with the expansion of our advertising business.

The cost of revenue for Lifestyle Services – Retail Sales increased from RMB 118.4 million in 2023 to RMB 268.6 million in 2024. This increase was consistent with the introduction of new revenue streams under the retail sales business during the year ended December 31, 2024.

The cost of revenue for Lifestyle Services – E-Commerce Promotion services decreased by approximately RMB 1.8 million, or 100%, from approximately RMB 1.8 million in 2023 to RMB 0 in 2024. The decrease was primarily due to reduced transaction volume in 2024, which led to a reduction in platform service costs.

The cost of revenue for Other Revenues decreased by approximately RMB 9.3 million, or 99.0%, from approximately RMB 9.4 million in 2023 to approximately RMB 0.1 million in 2024. This was mainly due to a significant decrease in software and hardware sales during the year. Since revenue in this segment was primarily derived from equipment maintenance services, the cost associated with these services was minimal.

Gross Profit

Our gross profit increased from RMB 31.3 million for the year ended December 31, 2023, to RMB 34.4 million for the year ended December 31, 2024, representing an increase of RMB 3.2 million, or 10.2%. Our overall gross margin was 5.5% and 4.2% for the years ended December 31, 2023 and 2024, respectively.

The gross margin of Out of Home Advertising increased from 4.9% in 2023 to 5.3% in 2024. This improvement was primarily due to our enhanced brand recognition, which gave us greater pricing power with customers, and the establishment of stable, long-term relationships with subcontractors, which allowed us to reduce subcontracting costs.

The gross profit margin for Lifestyle Services - Retail Sales decreased from 3.3% in 2023 to 1.5% in 2024. The margin was relatively low because the Company introduced new strategic product categories during the year and adopted competitive pricing strategies to attract new customers and rapidly expand its business scale.

The gross margin of Lifestyle Services – E-Commerce Promotion services increased from 45.0% in 2023 to 100% in 2024. Due to the transformation of this business segment, apart from minimal personnel expenses, there are no other costs, resulting in gross profit equaling revenue.

The gross margin of Other Revenues increased significantly from 34.2% in 2023 to 91.9% in 2024. This increase was primarily due to a shift in revenue composition, with the majority of income in 2024 coming from equipment maintenance services, where the main cost component was personnel compensation for operational support staff.

Operating Expenses

Our total operating expenses decreased by 18.2%, from RMB 37.7 million for the year ended December 31, 2023, to RMB 30.8 million for the year ended December 31, 2024. This decrease was primarily attributable to reductions in selling expenses, general and administrative expenses, and research and development expenses.

Selling expenses

Selling expenses decreased by 16.2% from RMB 16.8 million in 2023 to RMB 14.1 million in 2024. As we continued to expand our Out of Home Advertising and Lifestyle Services – Retail Sales businesses, we have established a stable client base. Under the existing business model, we streamlined our sales team to improve efficiency, resulting in a reduction of RMB 5.61 million in personnel-related expenses. At the same time, to support sales growth, we increased marketing and promotional spending by RMB 4.0 million during 2024. By adopting a fixed-cost model for screen maintenance, we achieved cost savings of RMB 1.9 million. Due to the growth of our Lifestyle Services – Retail Sales, platform service fees increased by RMB 1.8 million on a year-over-year basis.

General and administrative expenses

General and administrative expenses decreased by 20.4%, from RMB 15.4 million in 2023 to RMB 12.3 million in 2024. The decrease was primarily due to a reduction of approximately RMB 1.8 million in professional service fees, including audit, legal, and IPO-related consulting fees. In addition, we implemented effective cost control measures in human resources, which led to a reduction of approximately RMB 1.9 million in management personnel compensation.

Research and development expenses

Research and development expenses decreased by 18.5%, from RMB 5.5 million in 2023 to RMB 4.5 million in 2024. This decrease was mainly due to the fact that our software platform had entered a stable operational phase, which allowed us to appropriately optimize and reduce the size of our R&D team.

Other income, net

Other income (expenses), net consists primarily of net other income and net finance costs.

Other income, net includes investment income (loss), gains or losses from disposals, government grants and other non-operating income and expenses. Other income decreased by 31.7%, from RMB 2.8 million for the year ended December 31, 2023, to RMB 1.9 million for the year ended December 31, 2024.

The main components of other income in 2024 were:

●	RMB 0.7 million from the reversal of accrued agency fees; and

●	RMB 1.4 million in government grants received under special support programs.

Net finance costs increased from RMB 0.4 million in 2023 to RMB 0.8 million in 2024. This increase was primarily due to a rise in short-term bank borrowings from RMB 14.0 million to RMB 22.1 million, which led to higher interest expenses.

There was no gain or loss from the disposal of subsidiaries for the fiscal years ended December 31, 2023 and 2024.

Income taxes expenses

Our income tax expense decreased from RMB 2.4 million for the year ended December 31, 2023, to RMB 1.0 million for the year ended December 31, 2024. The decrease was primarily attributable to the reduction in deferred tax liabilities, which resulted from lower unrecognized revenue as of December 31, 2024.

As of December 31, 2024, our effective tax rates had changed as compared to 2023, with VAT rates introducing an additional 9% category for agricultural produce, and corporate income tax rates adding a new 5% category applicable to certain subsidiaries.

Net (loss) income

As a result of the foregoing, we recorded a net profit of RMB 5.8 million for the year ended December 31, 2024, compared to a net loss of RMB 6.4 million for the year ended December 31, 2023. The turnaround from loss to profit was primarily driven by a slight improvement in gross margin in our advertising business and a significant reduction in various operating expenses.

B.	Liquidity and Capital Resources

In assessing our liquidity, we monitor and analyze our cash on hand and our operating and capital expenditure commitments. To date, we have financed our working capital requirements from cash flow from operations, debt and equity financings and capital contributions from our principal shareholders.

As of December 31, 2025, we had a positive working capital of RMB39.8 million ($5.7 million), and cash and cash equivalents of RMB23.5 million ($3.4 million). For the year ended December 31, 2025, our net loss was RMB173.3 ($24.8 million), which included a non-cash share-based compensation expense of RMB111.1 million ($15.9 million). Net cash used in operating activities amounted to RMB41.2 million ($5.9 million) for the year ended December 31, 2025.

To ensure our sufficient liquidity to continue as a going concern, we have implemented a comprehensive financial plan. This plan includes maintaining operating costs at a sustainable level through strict budget controls and organizational optimizations, such as the minimization of discretionary spending. Furthermore, we are in the process of securing additional financing, including a bank loan facility of approximately RMB 30 million which is currently under final stage of approval.

We believe that its existing cash, together with the anticipated proceeds from the bank borrowings and the cost-reduction actions mentioned above, will be sufficient to meet its anticipated cash needs for at least the next 12 months from the date of issuance of these consolidated financial statements. We may, however, need additional capital in the future to fund its continued operations. If we determine that its cash requirements exceed the amount of cash available, we may need to raise additional capital through the issuance of equity or debt securities, or through other means. We cannot assure that the financing will be available in amounts or on terms acceptable to us, if at all.

Cash Flows

Cash flows for the years ended December 31, 2023, 2024 and 2025

The following table sets forth a summary of our cash flows for the periods indicated:

	For the years ended December 31,
	2023	2024	2025	2025
	RMB’000	RMB’000	RMB’000	US$’000
Net cash (used in)/provided by operating activities	(16,844)	4,670	(41,201)	(5,891)
Net cash used in investing activities	(23,245)	(1,422)	(25,551)	(3,654)
Net cash provided by/(used in) financing activities	43,883	(9,874)	86,465	12,365
Effect of exchange rate changes	-	-	(390)	(56)
Net increase/(decrease) in cash and cash equivalents:	3,794	(6,626)	19,323	2,764
Cash and cash equivalents at the beginning of the year	6,982	10,776	4,150	593
Cash and cash equivalents at the end the year	10,776	4,150	23,473	3,357

Operating Activities

Net cash used in operating activities was RMB41.2 million ($5.9 million) for the year ended December 31, 2025. This primarily reflected a net loss of RMB173.3 million, offset mainly by the addition of non-cash items totaling RMB134.2 million, mainly inclusive of share-based compensation, allowance for credit losses, amortization and depreciation of equipment, deferred income taxes, and other non-cash items. Changes in operating assets and liabilities that negatively affected the cash flow including: (i) an increase in accounts receivable of RMB29.0 million, primarily driven by the expansion of our business scale, particularly the growth in Out-of-Home Advertising and Lifestyle Services – Retail Sales revenues, which are subject to standard credit terms and collection cycles, resulting in a temporary increase in outstanding trade receivables; (ii) an increase of RMB25.3 million in advance to suppliers primarily attributable to higher prepayments made for promotional and marketing activities, as well as other prepayments made to suppliers to secure future operational resources, and partially offset by (i) an increase of RMB35.7 million in contract liabilities, primarily driven by increased advance receipts from customers in line with business expansion, including arrangements with certain new customers requiring upfront payments; (ii) an increase of RMB14.8 million in accounts payable, corresponding to the increase in accounts receivable and business volume, reflecting the alignment of our payment cycle with the timing of customer collections and increased procurement activities.

Net cash provided by operating activities was RMB 4.7 million for the year ended December 31, 2024. This primarily reflected a net income of RMB 5.8 million, adjusted for non-cash items such as depreciation of property and equipment of RMB 7.8million, amortization of intangible assets of RMB 0.9 million, income tax expense of RMB 1.7 million, and additional lease liabilities of RMB 2.7 million. Changes in operating assets and liabilities included: (i) an increase in accounts receivable of RMB 33.3 million; (ii) a decrease in prepayments to suppliers of RMB 5.4 million; (iii) an increase in prepaid expenses and other current assets of RMB 1.5 million; (iv) an increase in accounts payable of RMB 18.8 million; (v) an increase in accrued expenses and other current liabilities of RMB 0.6million, mainly related to accrued wages, benefits, and service fees; (vi) Contract liabilities decreased by RMB 3.6 million due to reduced advance deposits from clients with consistent delivery performance and good credit.

Net cash used in operating activities was RMB 16.8 million for the year ended December 31, 2023. This primarily reflected a net loss of RMB 6.4 million, adjusted for non-cash items such as depreciation of property and equipment of RMB 9.2 million, amortization of intangible assets of RMB 0.9 million, income tax expense of RMB 2.3 million, and a loss on disposal of property and equipment of RMB 0.7 million. Changes in operating assets and liabilities mainly included: (i) an increase in accounts receivable of RMB 147.2 million, primarily due to significant growth in revenue from Out of Home Advertising and Lifestyle Services – Retail Sales; (ii) an increase in prepayments to suppliers of RMB 14.2 million, driven by upfront payments for advertising and retail products; (iii) an increase in prepaid expenses and other current assets of RMB 4.0 million, mainly related to prepaid service fees such as equipment maintenance, consulting, and other operating costs; offset by (iv) an increase in accounts payable of RMB 132.3 million, related to accrued advertising commissions and purchases of retail sales products; (v) an increase in accrued expenses and other current liabilities of RMB 9.5 million, primarily attributable to higher VAT payables due to revenue growth; (vi) an increase in contract liabilities of RMB 4.1 million, as certain customers made advance payments to secure advertising slots.

Investing Activities

Net cash used in investing activities was RMB 25.6 million ($3.7 million) for the year ended December 31, 2025, mainly due to: (i) net loans provided to related parties totaling RMB 19.9 million; (ii) RMB 5.0 million paid for a long-term equity investment; and (iii) capital expenditures of RMB 0.6 million for the purchase of property and equipment, and (iv) payments of RMB 0.1 million from the acquisition of subsidiaries, net of cash acquired.

Net cash used in investing activities was RMB 1.4 million for the year ended December 31, 2024, mainly due to: (i) net loans provided to related parties totaling RMB 1.0 million; and (ii) capital expenditures of approximately RMB 0.3 million for the purchase of property and equipment.

Net cash used in investing activities was RMB 23.2 million for the year ended December 31, 2023, mainly due to: (i) net loans provided to related parties totaling RMB 25.0 million; and (ii) capital expenditures of approximately RMB 0.1 million for the purchase of property and equipment.

Financing Activities

Net cash provided by financing activities was RMB 86.5 million ($12.4 million) for the year ended December 31, 2025, primarily consisting of: (i) RMB 60.2 million in proceeds from our IPO completed in February 2025; (ii) net proceeds from short-term bank borrowings of RMB 29.2 million; (iii) capital contributions from non-controlling shareholders of RMB 4.9 million, and partially offset by (ii) RMB7.8 million in payment for deferred offering cost related to our IPO.

Net cash used in financing activities was RMB10.0 million for the year ended December 31, 2024, mainly due to: (i) proceeds from short-term bank borrowings of RMB 2.3million; (ii) proceeds from related party loans of RMB 4.7million; (iii) repayments of related party loans of RMB 14.9 million; and (iv) deferred offering costs of RMB 2.0 million.

Net cash provided by financing activities was RMB 43.9 million for the year ended December 31, 2023, primarily consisting of: (i) capital contributions from shareholders of RMB 47.7 million, offset by (ii) deferred offering costs of RMB 3.6 million.

Contingencies

From time to time, we may become involved in litigation relating to claims arising in the ordinary course of the business. There are no claims or actions pending or threatened against us that, if adversely determined, would in our judgment have a material adverse effect on us.

Capital Expenditures

For the years ended December 31, 2024 and 2025, our capital expenditures were nil and RMB0.6 million, respectively. Our capital expenditures consisted primarily of expenditures of equipment and software related to the expansion of our Out-of-Home Advertising service and Lifestyle Services - Retail Sales services. We will continue to make capital expenditures to meet the expected growth of our business.

Off-Balance Sheet Commitments and Arrangements

As of December 31, 2025, we provided guarantees for two loans of RMB9.8 million and RMB2.0 million respectively for Fujian Qiushi Intelligent Co., Ltd, which matures on August 29, 2026. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

For the Retail Sales vertical, the Group entered into agreement with unconditional purchase obligations with suppliers. Details were as follows:

Products	Minimum purchase amounts	Period for completion
	RMB’000
Hotel rooms	16,870	From January 1,2025 to December 31, 2025
Hotel rooms	9,000	From May 6,2025 to December 31, 2025
Hotel rooms	5,200	From March 25,2025 to December 31, 2025
Hotel rooms	4,500	From March 1,2025 to December 31, 2025

As of December 31, 2025, we had fulfilled purchase amounts of hotel rooms amounting to RMB37.4 million.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2025:

	Payment Due by period
		Within	Within	Within	Within	More than
	Total	1 year	1-2 year	2-3 year	3-4 year	4-5 year
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Bank borrowings	52,108	52,108	-	-	-	-
Loans from third parties	4,935	4,935	-	-	-	-
Operating lease payment	3,599	1,255	1,135	813	396	-
Total	60,642	58,298	1,135	813	396	-

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations as of December 31, 2025.

Holding Company Structure

LZ Technology Holdings Limited is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries in China. As a result, LZ Technology Holdings Limited’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Our PRC subsidiaries had aggregate accumulated deficits as determined under PRC accounting standards as of December 31, 2025. Pursuant to the Company Law of the People’s Republic of China, or the PRC Company Law, our PRC subsidiaries are required to make contribution of at least 10% of their after-tax profits calculated in accordance with the PRC GAAP to the statutory common reserve. Contribution is required until the reserve fund has reached 50% of the registered capital of our subsidiaries. Remittance of dividends by our subsidiaries out of PRC is subject to certain procedures with the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fundraising activities to our subsidiaries in PRC only through loans or capital contributions and to the affiliated entities only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after this offering. We have, from time to time, transferred cash between our PRC subsidiaries to fund their operations, and we do not anticipate any difficulties or limitations on our ability to transfer cash between such subsidiaries. As of the date of this prospectus, no cash generated from our PRC subsidiaries has been used to fund operations of any of our non-PRC subsidiaries. We may encounter difficulties in our ability to transfer cash between PRC subsidiaries and non-PRC subsidiaries largely due to various PRC laws and regulations imposed on foreign exchange. However, as long as we are compliant with the procedures for approvals from foreign exchange authorities and banks in China, the relevant laws and regulations in China do not impose limitations on the amount of funds that we can transfer out of China.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview.”

D.	Trend Information

Other than as disclosed elsewhere in this Form 20-F, we are not aware of any trends, uncertainties, demand, commitments or events that are reasonably likely to have a material effect on our net revenues and income from operations, profitability, liquidity, capital resources, or would cause reported financial information not to be indicative of future operation results or financial condition.

E.	Critical Accounting Estimates

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

The critical accounting estimates that we believe to have the most significant impact on our consolidated financial statements are described below, which should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this prospectus. When reviewing our financial statements, you should consider.

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

Our accounts receivable, amounts due from related parties and other receivable which is included in current and non-current prepaid expenses and other assets line item in the balance sheet are within the scope of ASC Topic 326. We use the roll-rate method to measure the expected credit losses of account receivables, amounts due from related parties and other receivables, on a collective basis when similar risk characteristics exist. The roll-rate method stratifies the receivables balance by delinquency stages and projected forward in one-year increments using historical roll rate. In each year of the simulation, losses on the receivables are captured, and the ending delinquency stratification serves as the beginning point of the next iteration. This process is repeated on a yearly rolling basis. The loss rate calculated for each delinquency stage is then applied to respective receivables balance. We adjust the allowance that is determined by the roll-date method for both current conditions and forecast of economic conditions. When establishing the loss rate, we make the assessment on various factors, including historical experience, credit-worthiness of debtors, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from, the debtors. We also provide specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.

The allowance for credit loss as of December 31, 2024 and 2025 was RMB2.0 million and RMB11.7 million ($1.7 million), respectively.

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

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management estimated that it is more likely than not that the results of future operations will not generate sufficient taxable income to realize the deferred tax assets as of December 31, 2024 and 2025. Thus, management decided to record all of the valuation allowance. Valuation allowance amounted to RMB42.5 million and RMB45.6 million ($6.5 million) as of December 31, 2024 and 2025, respectively. While we consider the facts above, our projections of future income qualified tax-planning strategies may be changed due to the macroeconomic conditions and our business development. The DTAs could be utilized in future years if we make profits in the future, the valuation allowance shall be reversed.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers.

NAME	AGE	POSITION
Andong Zhang	64	Chairman of the Board of Directors
Runzhe Zhang	31	Chief Executive Officer and Director
Weihua Chen	47	Chief Financial Officer
Chung Chi Ng	45	Independent Director
Qisheng You	68	Independent Director
Li Zhang	49	Independent Director

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

6.B. Compensation of Board Members and Executives

For the fiscal year ended December 31, 2025, the aggregate cash compensation and benefits that we paid to our executive officers was approximately RMB676,890 ($96,794), and we did not pay any compensation separately to our employee directors for their services as directors of the Company and its subsidiaries. None of our directors or executive officers received any equity awards, including options, restricted shares or other equity incentives during the year ended December 31, 2025. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

6.D. Employees

As of December 31, 2023, 2024 and 2025, we employed 151, 68 and 101 full-time employees in various locations in PRC. The following table sets forth the number of employees by function as of December 31, 2025.

Department/Function	Employees
Management	6
Research and Development	18
Finance	8
Human Resource	4
Sales and Business	27
General Operations	26
Smart Community Account Development and Management Center	12
TOTALS	101

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

6.E. Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major shareholders

The following table sets forth information with respect to beneficial ownership of our share capital as of the date of this Annual Report by:

●	each person who is known by us to beneficially own 5% or more of each class of our voting securities;

●	each of our current directors and each member of our senior management; and

●	all of our directors and senior management as a group.

	Beneficial Ownership(1)		Percent of	Percent of	Percent of
	Class A Ordinary Shares	Class B Ordinary Shares	Class A Ordinary Shares(2)	Class B Ordinary Shares(3)	Total Voting Shares(4)
Directors and Executive Officers:
Andong Zhang, Chairman(5)(7)	22,500,000	65,065,243	100%	41.42%	75.92%
Runzhe Zhang, Chief Executive Officer and Director	-	-	*		*
Weihua Chen, Chief Financial Officer(8)	-	38,501,140	*	24.51%	10.08%
Chung Chi Ng, Director	-	-	*	*	*
Qisheng You, Director	-	-	*	*	*
Li Zhang, Director	-	-	*	*	*
All directors and executive officers as a group	22,500,000	103,566,383	100%	65.94%	86.00%

Other Principal Shareholders:
LZ Digital Technology Holdings Co., Ltd 联掌数字科技控股有限公司(5)	22,500,000	30,978,337	100%	19.72%	67.00%
BJ Tojoy Shared Enterprise Consulting Ltd(6)	-	14,179,946	*	9.03%	3.71%
Vanshion Investment Group Limited 万盛投资集团有限公司(7)	-	34,086,906	*	21.70%	8.92%
Youder Investment Group Limited 友达投资集团有限公司(8)	-	38,501,140	*	24.51%	10.08%

*	Less than 1%.

(1)	Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as noted below, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the ordinary shares. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(2)	Based on 22,500,000 Class A Ordinary Shares issued and outstanding as of April 27, 2026. Holders of Class A Ordinary Shares are entitled to ten (10) votes per share and are convertible at the option of the holder into Class B Ordinary Shares on a 1:1 basis.

(3)	Based on 157,070,000 Class B Ordinary Shares issued and outstanding as of April 27, 2026. Holders of Class B Ordinary Shares are entitled to one (1) vote per share.

(4)	Percentage of Total Voting Shares represents total ownership with respect to all Class A Ordinary Shares and Class B Ordinary Shares, which vote together as a single class on all matters.

(5)	The registered address of LZ Digital Technology Holdings Co., Ltd is Sertus Chambers, P.O. BOX 905, Quastisky Building, Road Town VG1110, British Virgin Islands. Andong Zhang is the director of LZ Digital Technology Holdings Co., Ltd, or LZ Holdings, and has voting and dispositive power over the securities held by it.

(6)	The registered address of BJ Tojoy Shared Enterprise is Consulting Ltd, Sea Meadow House, P.O. Box 116, Road Town VG1110, British Virgin Islands. Lyugui Lu is the director of BJ Tojoy Shared Enterprise Consulting Ltd and has voting and dispositive power over the securities held by it. Mr. Lu disclaims beneficial ownership of such securities except to the extent of his pecuniary interests in such securities.

(7)	The registered address of Vanshion Investment Group Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town VG1110, British Virgin Islands. Andong Zhang is a director of Vanshion Investment Group Limited. Mr. Zhang disclaims beneficial ownership of such securities except to the extent of his pecuniary interests in such securities. Vanshion Investment Group Limited is 66.7% owned by Xiamen Dongling Weiye Investment Partnership (Limited Partnership). Dongling Partnership is managed by its executive partner, Dongling Technology which holds approximately 26.55% of Dongling Partnership. Additionally, Vanshion Investment Group Limited is 33.3% owned by Wuxi Zhanghui Anying Investment Partnership (Limited Partnership), which, in turn, is 59.75% owned by Dongling Technology. Mr. Andong Zhang and Ms. Hongling Zhang, together hold 100% equity interests of Dongling Technology. Mr. Zhang disclaims beneficial ownership of such securities except to the extent of his pecuniary interests in such securities.

(8)	The registered address of Youder Investment Group Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town VG1110, British Virgin Islands. Weihua Chen is a director of Youder Investment Group Limited. Ms. Chen owns approximately 33.4% of Youder Investment Group Limited through Xiamen Yingshan Longchang Investment Partnership Enterprise (Limited Partnership) and disclaims beneficial ownership of such securities except to the extent of her pecuniary interests in such securities.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2023, 2024 and 2025 were increases of 0.2%, 0.2% and 0.0%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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

As of December 31, 2025, we had used approximately $6.7 million of the net proceeds from our IPO, which were used primarily for market research, research and development, and working capital and general corporate purposes. The remaining net proceeds of approximately $1.5 million have been invested in demand deposits pending their use.

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

Our management carried out an evaluation, under the supervision of our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act as of December 31, 2025. Based on that evaluation, our management, including our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this Annual Report.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting refers to the process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP, and includes those policies and procedures that:

(1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with the authorization of our management and directors; and

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, management used the framework set forth in the report entitled Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Based on our assessment, as a result of the deficiencies described below, we determined that, as of December 31, 2025, our internal control over financial reporting was not effective based on those criteria.

As a result of our assessment, management identified the following control deficiencies as of December 31, 2025: (i) our lack of sufficient and competent accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements, (ii) our lack of robust and formal period-end financial reporting policies and procedures in place to address complex U.S. GAAP technical accounting and the SEC reporting requirements, and (iii) our lack of sufficient controls designed and implemented in IT environment and IT general control activities, mainly associated with areas of access login security, system change management, IT operations, cyber security monitoring activities and service organization management.

We have taken measures, and plan to take the following measures to remediate these control deficiencies: (i) collaborating with accounting professionals to launch customized training programs covering key areas of U.S. GAAP, such as consolidated financial statements, deferred taxes, and related party disclosures; (ii) developing a standardized manual regarding financial closing and SEC reporting, to clearly define process timelines, responsible personnel, and approval hierarchies (e.g., dual sign-off by the CEO/CFO); (iii) implementing a security information and event management (SIEM) system (e.g., Splunk) to monitor financial system logs in real time, with detection rules designed to identify data tampering or abnormal data exports. Our management team will continue to monitor and evaluate the effectiveness of our internal controls and procedures on an ongoing basis and is committed to taking further action and implementing additional enhancements or improvements.

Our management does not believe that these deficiencies had a material effect on our financial condition or results of operations or caused our financial statements as of and for the year ended December 31, 2025 to contain a material misstatement.

Attestation Report of Independent Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company’s registered public accounting firm because the Company is neither an “accelerated filer” nor a “large accelerated filer” as those terms are defined by the SEC.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents aggregate fees billed to the Company for fiscal years ended December 31, 2025 and 2024 by the Company’s principal external auditors.

	For the year ended December 31,
	2025	2024
	USD	USD
Audit Fees	$449,677	$448,185
Audit-Related Fees	$-	$-
Tax Fees	$-	$-
All Other Fees	$-	$-
Total	$449,677	$448,185

Audit Fees

Audit fees consisted of the aggregate fees for the audits of our consolidated financial statements, half year reviews, consents, and assistance with review of documents filed with the SEC. Fees for the year ended December 31, 2025 and 2024, also include the fees related to audit activities conducted in connection with the IPO and under PCAOB standards.

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

Our Cayman counsel has provided relevant letters to Nasdaq certifying that under Cayman law, we are not required to seek shareholders’ approval in the above circumstances.

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

ITEM 18. FINANCIAL STATEMENTS

Our audited financial statements are included as the “F” pages attached to this Annual Report.

All financial statements in this Annual Report, unless otherwise stated, are presented in accordance with U.S. GAAP.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 to Form 6-K filed on February 28, 2025)
2.1	Description of Securities Registered Pursuant to Section 12 of the Exchange Act (incorporated by reference to Exhibit 2.1 to the Annual Report on Form 20-F filed on June 17, 2025)
4.1	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.1 to Registration Statement on Form F-1/A filed on February 7, 2025)
4.2†	Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.2 to Registration Statement on Form F-1/A filed on February 7, 2025)
4.3	Business Cooperation Agreement between Fujian Henduoka Network Technology Co., Ltd. and Lianzhang Portal Network Technology Co., Ltd., dated January 1, 2023 (incorporated by reference to Exhibit 10.3 to Registration Statement on Form F-1/A filed on February 7, 2025)
4.4	Platform Service Agreement between Xiamen Infinity Network Technology Co., Ltd. (currently named as “Xiamen Lianzhang Cultural Tourism Development Co., Ltd.”) and Fujian Henduoka Network Technology Co., Ltd. dated December 1, 2022 (incorporated by reference to Exhibit 10.4 to Registration Statement on Form F-1/A filed on February 7, 2025)
4.5	Strategic Cooperation Framework Agreement between Guangzhou Xie Lv Information Technology Co., Ltd. and Xiamen LianZhang Culture Media Co., Ltd. dated June 5, 2022 (incorporated by reference to Exhibit 10.5 to Registration Statement on Form F-1/A filed on February 7, 2025)
4.6	Form of Baidu Alliance Membership Registration Agreement between LianZhang Media Co., Ltd. and Beijing Baidu Netcom Science Technology Co., Ltd. (incorporated by reference to Exhibit 10.7 to Registration Statement on Form F-1/A filed on February 7, 2025)
4.7	LZ Technology Holdings Limited 2024 Equity Incentive Plan (incorporated by reference to Exhibit 10.8 to Registration Statement on Form F-1/A filed on February 7, 2025)
4.8	Form of Share Option Agreement for LZ Technology Holdings Limited 2024 Equity Incentive Plan (incorporated by reference to Exhibit 10.9 to Registration Statement on Form F-1/A filed on February 7, 2025)
4.9	Form of Restricted Share Unit Award Agreement for LZ Technology Holdings Limited 2024 Equity Incentive Plan (incorporated by reference to Exhibit 10.10 to Registration Statement on Form F-1/A filed on February 7, 2025)
4.10	LZ Technology Holdings Limited 2025 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 to Registration Statement on Form S-8 filed on December 18, 2025)

4.11*	Form of Restricted Share Award Agreement for LZ Technology Holdings Limited 2025 Equity Incentive Plan
4.12*	Form of Restricted Share Unit Award Agreement for LZ Technology Holdings Limited 2025 Equity Incentive Plan
4.13*	Form of Share Option Agreement for LZ Technology Holdings Limited 2025 Equity Incentive Plan
8.1*	List of subsidiaries of the registrant
11.1	Code of Ethics and Business Conduct of the registrant (incorporated by reference to Exhibit 99.1 to Registration Statement on Form F-1/A filed on February 7, 2025)
11.2	Insider Trading Policy of the registrant (incorporated by reference to Exhibit 11.2 to the Annual Report on Form 20-F filed on June 17, 2025)
12.1*	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2*	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1**	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Marcum Asia CPAs LLP
15.2*	Consent of GGF CPA LTD
97.1	Clawback Policy of the registrant (incorporated by reference to Exhibit 97.1 to the Annual Report on Form 20-F filed on June 17, 2025)
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.
**	Furnished herewith.
†	Executive Compensation Plan or Agreement

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LZ TECHNOLOGY HOLDINGS LIMITED

Date: April 28, 2026	By:	/s/ Runzhe Zhang
	Name:	Runzhe Zhang
	Title:	Chief Executive Officer (Principal Executive Officer)

LZ TECHNOLOGY HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of LZ Technology Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of LZ Technology Holdings Limited (“the Company”), as of December 31, 2025 and 2024 and the related consolidated statements of operations and comprehensive (loss) income, changes in (deficits)/equity and cash flows for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ GGF CPA LTD

GGF CPA LTD

We have served as the Company’s auditor since 2025

Guangzhou, China

PCAOB NO: 2729

April 28, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of LZ Technology Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations and comprehensive loss, changes in equity and cash flows of LZ Technology Holdings Limited (the “Company”) for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We served as the Company’s auditor from 2022 to 2025.

New York, New York

June 10, 2024, except for the Note 13 as to which the date is July 24, 2024.

LZ TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data or otherwise noted)

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$ Note 3 (f)
ASSETS
Current assets
Cash and cash equivalents	4,150	23,473	3,357
Accounts receivable, net	223,357	248,047	35,470
Advance to suppliers	9,623	32,061	4,586
Inventories, net	-	3,199	458
Prepaid expenses and other current assets, net	11,069	13,571	1,938
Due from related parties	29,963	49,714	7,109
Total current assets	278,162	370,065	52,918

Non-current assets
Long-term investment	-	5,000	715
Goodwill	-	1,656	237
Property and equipment, net	16,597	8,963	1,282
Deferred offering costs	6,122	-	-
Operating lease right-of-use assets	2,596	3,225	461
Intangible assets, net	2,134	1,185	169
Total non-current assets	27,449	20,029	2,864

TOTAL ASSETS	305,611	390,094	55,782

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	31,704	57,043	8,157
Accounts payable	181,096	201,868	28,867
Accounts payable-a related party	1,089	3,899	558
Contract liabilities	940	39,240	5,611
Accrued expenses and other current liabilities	19,138	26,434	3,780
Due to related parties	229	602	86
Lease liability – current	457	1,153	165
Total current liabilities	234,653	330,239	47,224

Non-current liabilities
Deferred tax liabilities, net	626	170	24
Long-term Loan	667	-	-
Lease liability – non-current	2,226	2,248	321
Total non-current liabilities	3,519	2,418	345

TOTAL LIABILITIES	238,172	332,657	47,569

Commitments and contingencies (Note 14)

Shareholders’ equity
Class A ordinary shares (par value of US$0.000025 per share; 80,000,000 Class A ordinary shares authorized, 22,500,000 and 22,500,000 Class A ordinary shares issued and outstanding as of December 31, 2024 and 2025, respectively)*	4	4	1
Class B ordinary shares (par value of US$0.000025 per share; 1,920,000,000 Class B ordinary shares authorized, 127,500,000 and 135,520,000 Class B ordinary shares issued and outstanding as of December 31, 2024 and 2025, respectively)*	23	24	3
Additional paid in capital	220,285	377,704	54,011
Accumulated deficit	(155,215)	(328,688)	(47,002)
Accumulated other comprehensive loss	-	(390)	(56)
Total LZ Technology Holdings Limited (the “Company” or “LZ Technology”) shareholders’ equity	65,097	48,654	6,957
Non-controlling interests	2,342	8,783	1,256
Total shareholders’ equity	67,439	57,437	8,213

TOTAL LIABILITIES AND EQUITY	305,611	390,094	55,782

*	Ordinary shares and shares data are presented on a retroactive basis to reflect the reorganization (Note 1(b)) and the Share Subdivision and the Share Surrender implemented on July 15, 2024 (Note 13).

The accompanying notes are an integral part of these consolidated financial statements.

LZ TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(In thousands, except share and per share data or otherwise noted)

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$ Note 3 (f)
Revenues:
Revenues from services-third parties	441,320	550,435	863,554	123,487
Revenues from services-a related party	-	-	533	76
Revenues from sales of products-third parties	127,545	272,397	264,921	37,883
Total revenues	568,865	822,832	1,129,008	161,446
Cost of revenues:
Cost of services- related parties	(26,604)	(8,757)	(26,338)	(3,766)
Cost of services- third parties	(388,863)	(510,958)	(805,856)	(115,236)
Cost of goods sold-related parties	(2,776)	-	(34)	(5)
Cost of goods sold-third parties	(119,366)	(268,673)	(259,531)	(37,112)
Total Cost of revenues	(537,609)	(788,388)	(1,091,759)	(156,119)
Gross profit	31,256	34,444	37,249	5,327

Operating expenses
Selling and marketing expenses	(16,789)	(14,075)	(83,454)	(11,934)
General and administrative expenses	(15,428)	(12,279)	(73,513)	(10,513)
Research and development expenses	(5,478)	(4,464)	(56,290)	(8,049)
Total operating expenses	(37,695)	(30,818)	(213,257)	(30,496)

Operating (loss) profit	(6,439)	3,626	(176,008)	(25,169)

Other income, net
Financial expenses, net	(408)	(764)	(1,294)	(185)
Other income, net	2,843	1,942	4,540	649
Total other income, net	2,435	1,178	3,246	464

(Loss) income before income tax expenses	(4,004)	4,804	(172,762)	(24,705)
Income tax expenses	(2,368)	972	(510)	(73)
Net (loss) income	(6,372)	5,776	(173,272)	(24,778)

Less: net (loss) income attributable to non-controlling interests	(163)	234	201	29
Net (loss) income attributable to the Company’s ordinary shareholders	(6,209)	5,542	(173,473)	(24,807)

Total comprehensive (loss) income	(6,372)	5,776	(173,272)	(24,778)
Less: total comprehensive (loss) income attributable to non-controlling interests	(163)	234	201	29
Comprehensive (loss) income attributable to the Company	(6,209)	5,542	(173,473)	(24,807)

Net (loss) income per share - Basic and diluted	(0.04)	0.04	(1.13)	(0.16)

Weighted average shares outstanding used in calculating basic and diluted loss per share	143,590,637	148,090,150	154,145,534	154,145,534

*	Ordinary shares and shares data are presented on a retroactive basis to reflect the reorganization (Note 1(b)) and the Share Subdivision and the Share Surrender implemented on July 15, 2024 (Note 13).

The accompanying notes are an integral part of these consolidated financial statements.

LZ TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands, except share and per share data or otherwise noted)

	Class A Ordinary shares		Class B Ordinary shares		Additional paid-in	Accumulated	Accumulated other comprehensive	Total LZ Technology shareholders’	Non-controlling	Total
	Share*	Amount	Share*	Amount	capital	Deficit	loss	equity	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2022	21,791,187	4	119,240,089	21	168,162	(154,269)	-	13,918	958	14,876
Net loss	-	-	-	-	-	(6,209)	-	(6,209)	(163)	(6,372)
Contribution from shareholders	-	-	4,114,522	1	44,673	(279)	-	44,395	3,319	47,714
Debt-to-equity conversion	-	-	-	-	5,449	-	-	5,449	-	5,449
Balance as of December 31, 2023	21,791,187	4	123,354,611	22	218,284	(160,757)	-	57,553	4,114	61,667
Net income	-	-	-	-	-	5,542	-	5,542	234	5,776
Contribution from shareholders	708,813	-	4,145,389	1	2,001	-	-	2,002	(2,006)	(4)
Balance as of December 31, 2024	22,500,000	4	127,500,000	23	220,285	(155,215)	-	65,097	2,342	67,439
Net loss	-	-	-	-	-	(173,473)	-	(173,473)	201	(173,272)
Issuance of ordinary shares upon IPO	-	-	2,070,000	-	60,242	-	-	60,242		60,242
Offering costs	-	-	-	-	(13,931)	-	-	(13,931)	-	(13,931)
Share-based compensation**	-	-	5,950,000	1	111,108	-	-	111,109		111,109
Acquisition of subsidiaries	-	-	-	-	-	-	-	-	1,340	1,340
Contribution from non-controlling shareholders	-	-	-	-	-	-	-	-	4,900	4,900
Foreign currency translation adjustments	-	-	-	-	-	-	(390)	(390)	-	(390)
Balance as of December 31, 2025	22,500,000	4	135,520,000	24	377,704	(328,688)	(390)	48,654	8,783	57,437
Balance as of December 31, 2025(US$)	22,500,000	1	135,520,000	3	54,011	(47,002)	(56)	6,957	1,256	8,213

*	Ordinary shares and shares data are presented on a retroactive basis to reflect the reorganization (Note 1(b)) and the Share Subdivision and the Share Surrender implemented on July 15, 2024 (Note 13).

The accompanying notes are an integral part of these consolidated financial statements.

LZ TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands, except share and per share data or otherwise noted)

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$ Note 3 (f)
Cash flows from operating activities:
Net (loss) income	(6,372)	5,776	(173,272)	(24,778)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Allowance for credit loss	678	1,065	13,651	1,952
Depreciation and amortization	10,131	8,706	8,819	1,261
Amortization of operating lease right-of-use assets	-	-	719	103
Loss from disposal of property, equipment	704	435	343	49
Deferred income taxes	2,302	(1,676)	(399)	(57)
Share-based compensation	-	-	111,109	15,888
Changes in operating assets and liabilities:				-
Accounts receivable, net	(147,166)	(33,316)	(28,962)	(4,142)
Operating lease right-of-use assets	-	(2,596)	-	-
Advance to suppliers	(14,217)	5,389	(25,269)	(3,613)
Inventories, net	-	-	(3,199)	(457)
Prepaid expenses and other current assets, net	(3,952)	(1,491)	4,356	623
Due from related parties	(109)	(848)	(4,443)	(635)
Accounts payable	130,037	18,783	14,815	2,119
Accounts payable-a related party	(2,259)	-	-	-
Contract liabilities	4,130	(3,636)	35,665	5,100
Accrued expenses and other current liabilities	9,535	5,463	2,211	316
Operating lease liabilities	-	2,683	(630)	(90)
Due to related parties	(286)	(67)	3,285	470
Net cash (used in)/provided by operating activities	(16,844)	4,670	(41,201)	(5,891)

Cash flows from investing activities:
Purchase of property and equipment, net	(111)	(347)	(580)	(83)
Proceed from disposal of long-term investments	1,723	-	-	-
Proceed from disposal of a subsidiary	158	-	-	-
Purchases of a long-term investment	-	-	(5,000)	(715)
Loans to related parties	(116,529)	(45,283)	(125,784)	(17,987)
Collection of loans to related parties	91,514	44,208	105,918	15,146
Acquisition of a subsidiary, net of cash acquired	-	-	(105)	(15)
Net cash used in investing activities	(23,245)	(1,422)	(25,551)	(3,654)

Cash flows from financing activities:
Proceeds from borrowings	14,000	23,476	40,000	5,720
Repayments of borrowings	(14,145)	(21,139)	(10,769)	(1,540)
Payment for deferred offering cost	(3,550)	(2,015)	-	-
Proceeds of loans from related parties	22,891	4,677	1,747	250
Repayment of loans from related parties	(23,027)	(14,873)	(1,848)	(264)
Deferred initial public offering (“IPO”) costs	-	-	(7,807)	(1,116)
Proceeds from IPO	-	-	60,242	8,614
Proceeds from capital injection	47,714	-	-	-
Contributions from non-controlling shareholders	-	-	4,900	701
Net cash provided by/(used in) financing activities	43,883	(9,874)	86,465	12,365

Effect of exchange rate changes	-	-	(390)	(56)
Net increase/(decrease) in cash and cash equivalents:	3,794	(6,626)	19,323	2,764
Cash and cash equivalents at the beginning of year	6,982	10,776	4,150	593
Cash and cash equivalents at the end of year	10,776	4,150	23,473	3,357

Supplemental disclosure of cash flow information:
Income tax paid	19	227	496	71
Interest paid	340	718	934	134

Supplemental schedule of non-cash financing activities:
Debt-to-equity conversion	5,449	-	-	-
Elimination of related party loan through transfer agreement	20,855	-	-	-
Repayments of short-term borrowings by a related party on behalf of the Company (Note 11)	8,277	4,588	4,558	652
Obtaining right-of-use assets in exchange for operating lease liabilities and prepaid expenses	-	2,683	1,348	193

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

On January 13, 2023, LZ Digital directly invested in Lianzhang Menhu (Zhejiang) Holding Co., Ltd. (“LZ Menhu”), as its direct wholly-owned subsidiary. On June 23, 2023, shareholders of Lianzhang Portal Internet Technology Co.,Ltd (“Lianzhang Portal”) transfer 93.70% of equity interests to LZ Menhu and the Company controls Lianzhang Portal and its subsidiaries since then.

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

As of December 31, 2025, the Company’s principal subsidiaries are as follows.

	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect economic interest	Principal activities
Main subsidiaries:

Dongrun Technology	December 5, 2022	British Virgin Islands	100%	Investment holding
LZ Digital	November 30, 2022	Hong Kong	100%	Investment holding
LZ Menhu	January 13, 2023	PRC	100%	Investment holding
Lianzhang Portal	September 10, 2014	PRC	96.85%	Advertising and Technical service
Xiamen Lianzhang Media Co.,Ltd (“Xiamen Media”)	October 05, 2014	PRC	96.85%	Advertising promotion service
Lianzhang Media Co., Ltd	January 16, 2018	PRC	96.85%	Advertising promotion service
Xiamen Lianzhanghui Intelligent Technology Co.,Ltd	October 31, 2014	PRC	96.85%	Retail sales and sales of devices
Xiamen Lianzhang Cultural Tourism Development Co., Ltd (formerly known as Xiamen Infinitism Internet Technology Co.,Ltd)	August 16, 2021	PRC	96.85%	Retail sales and E-commerce promotion service
Xiamen Lianzhuang Investment Co., Ltd. (formerly known as Xiamen Finitism Internet Technology Co.,Ltd)	April 7, 2022	PRC	96.85%	Retail sales and E-commerce promotion service
Lianzhang Digital Technology (Xiamen) Co., Ltd	May 6, 2023	PRC	96.85%	Retail sales and Tourism service
Lianzhang New Community Construction and Development (Jiangsu) Co.,Ltd	June 21, 2018	PRC	77.48%	Retail sales and sales of devices

2.	Liquidity

The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. As of December 31, 2025, the Group had a positive working capital of RMB 39,826, and cash and cash equivalents of RMB23,473. For the year ended December 31, 2025, the Group recorded a net loss of RMB 173,272, which included a non-cash share-based compensation expense of RMB 111,109. Net cash used in operating activities amounted to RMB 41,201 for the year ended December 31, 2025.

To ensure the Group has sufficient liquidity to continue as a going concern, management has implemented a comprehensive financial plan. This plan includes maintaining operating costs at a sustainable level through strict budget controls and organizational optimizations, such as the minimization of discretionary spending. Furthermore, the Group is in the process of securing additional financing, including a bank loan facility of approximately RMB 30 million which is currently under final stage of approval.

The Company believes that its existing cash, together with the anticipated proceeds from the bank borrowings and the cost-reduction actions mentioned above, will be sufficient to meet its anticipated cash needs for at least the next 12 months from the date of issuance of these consolidated financial statements. The Company may, however, need additional capital in the future to fund its continued operations. If the Company determines that its cash requirements exceed the amount of cash available, the Company may need to raise additional capital through the issuance of equity or debt securities, or through other means. The Company cannot assure that the financing will be available in amounts or on terms acceptable to the Company, if at all.

3.	Summary of significant accounting policies

(a)	Basis of presentation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) to reflect the financial position, results of operations and cash flows of the Group. Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below. All amounts, except for share, per share data or otherwise noted, are rounded to the nearest thousand.

(b)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Group have been eliminated upon consolidation. All intercompany transactions and balances among the Group have been eliminated upon consolidation.

(c)	Business Combination

The Group accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805 “Business Combinations.” The cost of an acquisition is measured as the aggregate of the acquisition date fair value of the assets transferred to the sellers, liabilities incurred by the Group and equity instruments issued by the Group. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the acquisition date amounts of the identifiable net assets of the acquiree is recorded as goodwill.

(d)	Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to revenue recognition, allowance for credit losses, goodwill impairment, useful lives and impairment of long-lived assets, accounting for deferred income taxes and valuation allowance for deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(e)	Foreign currency translation

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

The financial statements of the Group’s non-PRC entities are translated from their respective functional currency into RMB. Assets and liabilities are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the average exchange rates for the relevant period. The resulting foreign currency translation adjustments are recorded as a component of accumulated other comprehensive income in the consolidated statements of changes in equity and a component of other comprehensive income (loss) in the consolidated statement of income (loss) and comprehensive income (loss).

(f)	Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the rate of US$1.00 = RMB6.9931, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2025. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate.

(g)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits that are unrestricted as to withdrawal and use, and restricted funds.

(h)	Restricted funds

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

(i)	Credit Losses

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

The Group’s accounts receivable, amounts due from related parties and other receivable which is included in prepaid expenses and other assets line item in the balance sheet are within the scope of ASC Topic 326. The Group uses the roll-rate method to measure the expected credit losses of account receivables, due from related parties and other receivables, on a collective basis when similar risk characteristics exist. The roll-rate method stratifies the receivables balance by delinquency stages and projected forward in one-year increments using historical roll rate. In each year of the simulation, losses on the receivables are captured, and the ending delinquency stratification serves as the beginning point of the next iteration. This process is repeated on a yearly rolling basis. The loss rate calculated for each delinquency stage is then applied to respective receivables balance. The management adjusts the allowance that is determined by the roll-date method for both current conditions and forecast of economic conditions. When establishing the loss rate, the Group makes the assessment on various factors, including historical experience, credit-worthiness of debtors, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from, the debtors. The Group also provides specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.

(j)	Accounts receivable, net

Accounts receivable, net are stated at their net estimated realizable value. Accounts receivable is recognized in the period when the Group has provided services to its customers and when its right to consideration is unconditional. The allowance for credit losses as of December 31, 2024 and 2025 was RMB1,996 and RMB11,696, respectively.

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

Routine maintenance and repair costs are expensed as incurred. Expenditures that extend the useful life of an asset or enhance its value are capitalized as part of the cost of the related asset. Upon retirement or disposal, the cost, accumulated depreciation, and any impairment are removed from the accounts, and any resulting gain or loss is recognized in the consolidated statements of income (loss) and comprehensive income (loss). Leasehold improvement costs are amortized over the term of the lease agreement.

(l)	Intangible assets, net

Intangible assets are initially recognized and measured at cost upon acquisition. Separately identifiable intangible assets that have determinable lives continued to be amortized over their estimated economic useful lives using the straight-line method as follows:

Category	Estimated useful lives
Software and others	5 years

(m)	Inventories

Inventories, consisting of retail merchandise, are stated at the lower of cost and net realizable value. Cost of inventories is determined using the weighted average cost method.

The Group periodically performs an analysis of inventory to determine obsolete or slow-moving inventory and determine if its cost exceeds the estimated market value. Adjustments are recorded to write down the cost of inventories to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as expiration aging, historical and forecasted consumer demand, and market conditions that impact pricing. Once inventory is written-down, a new, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

(n)	Long-term investment

The Group’s equity investments without readily determinable fair values, which do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), to estimate fair value using the net asset value per share (or its equivalent) of the investment (“NAV practical expedient”), and over which the Group does not have the ability to exercise significant influence through the investments in common stock or in substance common stock, are accounted for under the measurement alternative in accordance with ASC Topic 321, Equity Securities (the “Measurement Alternative”).

Under the Measurement Alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. All gains and losses on these investments, realized and unrealized, are recognized in the consolidated statements of operations and comprehensive income. The Group makes assessment of whether an investment is impaired based on performance and financial position of the investee as well as other evidence of market value at each reporting date. The Group recognizes any impairment loss if the carrying value exceeds the recoverable amount of the investment, as assessed based on the investee’s performance and other indicators of impairment. Such impairment losses are recognized in the consolidated statements of income (loss) and comprehensive income (loss).

In 2025, the Group acquired a 2.5% equity interest in Mimus Technology (Hangzhou) Co., Ltd (“Mimus Technology”) for a total consideration of RMB5,000. The Group does not have board representation or significant influence over the investee. In accordance with ASC 321, the investment is measured using the Measurement Alternative. No impairment indicators were identified, and no impairment loss was recorded for long-term investment during the year ended December 31, 2025.

(o)	Goodwill

Goodwill is the excess of the purchase price over fair value of the identifiable assets and liabilities acquired in a business combination.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of December 31 of each balance sheet date and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. We first have the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than it’s carrying amount.

If the Group decide, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. A goodwill impairment charge will be recorded for the amount by which a reporting unit’s carrying value exceeds its fair value, but not to exceed the carrying amount of goodwill. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

(p)	Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. No impairments of long-lived assets were recognized as of December 31, 2024 and 2025.

(q)	Fair value measurement

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

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, accounts receivable, due from and due to related parties, other receivables included in prepaid expenses and other current assets, accounts payable, accounts payable-a related party, short-term borrowings, other payables included in accrued expenses and other current liabilities. As of December 31, 2024 and 2025, the carrying amounts of above financial assets and liabilities approximated to their fair values due to the short-term nature of these instruments.

(r)	Revenue recognition

The Group’s revenues are mainly generated from Out-of-Home Advertising and Lifestyle Services.

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

For the years ended December 31, 2023, 2024 and 2025, the revenue generated from Channel One amounted to RMB199,525, RMB 51,962 and RMB61,349, respectively. For the years ended December 31, 2023, 2024 and 2025, the revenue generated from Channel Two amounted to RMB229,541, RMB497,078 and RMB742,839, respectively.

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

Lifestyle Services-Retail Sales

Lifestyle Services-Retail Sales include sales of 1) Right to hotel service and 2) diversified products such as alcohol, sugar, eggs, meat, fruits, vegetables, and so on.

Sales of vouchers of hotel service

The Group sells vouchers of hotel service the Group owns. Such business has only one performance obligation, which is to transfer control of the vouchers of hotel service to the customer. The price for each voucher is fixed. The hotel vouchers are non-refundable once the order has been confirmed. The Group recognizes revenue from sales of vouchers at a point in time when an order is confirmed and the vouchers have been transferred to the customer.

No significant returns, refund and other similar obligations during each reporting period.

The Group acts as a principal for sales of vouchers of hotel service, which is because, i) The Group is primarily responsible to ensure that the end users of the customer can use vouchers and enjoy corresponding services unobstructed; ii) The Group bears inventory risk of the vouchers and the Group can direct the use of vouchers before transferring it to the customer. Before sales of the vouchers, the Group enters into purchase agreements with suppliers of providing the underlying hotel service, which defines a minimum quantity of vouchers the Group is required to purchase and the Group faces penalties for not meeting the minimum required purchase quantity. Any losses resulted from expired vouchers are borne by the Group as well; iii) The Group has the discretion in setting up the price of the vouchers.

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

The price of each booking is determined based on market supply and demand as well as dynamic pricing models. Once a customer places an order and completes payment, the transaction price becomes fixed and non-refundable (except in special circumstances). Therefore, during each reporting period, there is no significant returns, refunds, or similar obligations, and accordingly, the transaction price does not include variable consideration.

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

For the years ended December 31, 2023, 2024 and 2025, the gross revenue from product sales amounted to RMB117,654, RMB 272,438 and RMB323,739, respectively. For the years ended December 31, 2023, 2024 and 2025, revenues generated from sales of products on net basis were RMB4,709, RMB123 and nil, respectively.

Lifestyle Services (non-retail)

The Group also generates revenues by providing e-commerce promotion service to merchants through different channels operated by the Group, such as (1) WeChat mini programs operated by Henduoka and (2) self-owned official accounts on the third party’s platforms like WeChat or TikTok. For this type of service, the Group only identifies one performance obligation, which is to assist merchants to promote the sales of vouchers through e-commerce platforms, as services provided within each contract are considered a series of distinct goods that are substantially the same and that have the same pattern of transfer to customers. The Group adopts the practical expedient that allows it to recognize revenue in the amount to which the Group has a right to invoice the customer, as that amount corresponds directly with the value to the customer of the Group’s performance completed to date. No significant returns, refund and other similar obligations during each reporting period.

The Group considers itself the agent as (i) the inventory risk is controlled by the merchant, and (ii) the pricing right of the vouchers sold is controlled by the merchant. Therefore, such revenues are reported on a net basis, which are recognized based on a pre-determined percentage of the selling price for the merchandise purchased using redeemed vouchers (the fees earned from the merchant).

Others

The Group also provides other services including tourism service, software development, devices sales, advertisement design and production, operation service for the merchants’ online account and so on. The Group mainly recognizes the revenue at the fixed price at the time when the performance obligation is satisfied.

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
By revenue type:
Out of Home Advertising	429,066	549,040	804,188
Lifestyle Services - Retail Sales	122,363	272,561	323,739
Lifestyle Services (non-retail)	3,170	127	45
Others	14,266	1,104	1,036
Total	568,865	822,832	1,129,008

Contract balances

Timing of revenue recognition may differ from the timing of invoicing the customers. Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Group has satisfied its performance obligation and has unconditional right to the payment. Contract assets represent the Group’s right to consideration in exchange for goods or services that the Group has transferred to a customer. The Group has no contract assets as of December 31, 2024 and 2025.

Contract liabilities represent the obligation to transfer goods or services to customers for which consideration has already been received. Contract liabilities of the Group mainly consist of advance payments from customers related to advertising services.

As of December 31, 2024 and 2025, the Group recorded contract liabilities of RMB940 and RMB39,240, respectively, relating to such customer prepayments. These balances are expected to be recognized as revenue within the next 12 months.

Contract liabilities of RMB3,734 and RMB467 as of December 31, 2023 and 2024 were recognized as revenues in the years ended December 31, 2024 and 2025, respectively. All outstanding performance obligations as of December 31, 2025 are expected to be satisfied within 12 months and do not contain a significant financing component.

(s)	Cost of revenues

Amounts recorded as cost of revenues relate to direct expenses incurred in order to generate revenue. Cost of revenues primarily consists of (i) advertising commissions paid to agents and subcontractors, (ii) depreciation expenses for community access control devices, (iii) cost of goods sold for retail sales, and (iv) other costs. Such costs are recorded as incurred.

(t)	Selling and marketing expenses

Selling and marketing expenses mainly consist of (i) share-based compensation, (ii) advertisement and business promotion expenses, (iii) market research expenses, (iv) salary and welfare for sales personnel, and (v) other miscellaneous selling expenses.

(u)	General and administrative expenses

General and administrative expenses mainly consist of (i) share-based compensation, (ii) professional service fee (iii) credit loss, (iv) salary and welfare for general and administrative personnel, (v) rental fees and (vi) other corporate expenses.

(v)	Research and development expenses

Research and development expenses consist primarily of (i) share-based compensation, (ii) system development costs, (iii) salary and welfare for research and development personnel, and (iv) other miscellaneous research and development expenses. Research and development expenses that do not qualify to be capitalized are expensed as incurred.

The Group recognizes internal use software development costs in accordance with guidance on intangible assets and internal use software. This requires capitalization of qualifying costs incurred during the software’s application development stage and to expense costs as they are incurred during the preliminary project and post implementation/operation stages. The Group has not capitalized any costs related to internal use software for the years ended December 31, 2023, 2024 and 2025.

(w)	Employee benefits

The Company’s subsidiaries in PRC participate in a government mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in the PRC to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. The total expenses recorded for such employee benefits amounted to RMB 1,480, RMB 1,243 and RMB 1,363 for the years ended December 31, 2023, 2024 and 2025 respectively.

(x)	Other income, net

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

(y)	Income taxes

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

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Group believes there were no uncertain tax positions and unrecognized tax benefits at December 31, 2023, 2024 and 2025, respectively.

ASC 740 also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Group did not recognize any interest and penalties associated with uncertain tax positions for the years ended December 31, 2023, 2024 and 2025, respectively, as there were no uncertain tax positions.

The Group’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000 ($14,300). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion.

(z)	Value added tax (“VAT”)

The Group is subject to VAT and related surcharges on revenue generated from services and retail sales. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in the line item of accrued expenses and other current liabilities on the face of balance sheet. The Group records revenue net of value added tax and related surcharges. The Group is subject to VAT at the rate of 6% on revenue generated from providing services, and 13% on revenue generated from retail sales, fresh produce sales, and income from fruit and grains are subject to 9% VAT.

(aa)	Leases

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

(bb)	Net loss per share

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

For the year ended December 31, 2025, the weighted average number of ordinary shares outstanding included 5,950,000 Class B ordinary shares granted to four employees on August 6, 2025 (the “Grant Date”). As these shares vested immediately upon grant, they were considered outstanding from the Grant Date for the purpose of calculating basic and diluted net (loss) income per share.

(cc)	Segment reporting

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

The Group’s CODM relies upon the consolidated results of operations as a whole when making decisions about allocating resources and assessing the performance of the Group. As a result of the assessment made by CODM, the Group has only one reportable segment as defined by ASC 280. The single reportable segment contains revenues derived from Out-of-Home Advertising revenues, Lifestyle Services – E-Commerce Promotion revenues, Lifestyle Services – Retail Sales revenues and Other Revenues. Although the Group derives revenue mainly from these kinds of services, services provided are essentially similar using the aggregation criteria in ASC 280-10-50-11, therefore, they are reported in a single reportable segment.

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

(dd)	Share-based Compensation

The Company applies ASC 718, Compensation—Stock Compensation (“ASC 718”), to account for all of its share-based payments, including awards granted to employees and nonemployees. In accordance with ASC 718, the Company determines whether an award should be classified and accounted for as a liability award or equity award. All the Company’s grants of share-based awards were classified as equity awards and are recognized based on their grant date fair values.

For awards that vest immediately upon grant, the Company recognizes the total share-based compensation expense on the grant date. For service-based awards, expense is recognized over the respective service periods. For performance-based awards, expense is recognized only when achievement of the performance targets is considered probable. Share-based compensation expense is included in selling and marketing and general and administrative expenses. Forfeitures of equity awards are recognized as incurred.

(ee)	Recent accounting pronouncements

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. The Group adopted ASU No. 2023-09 from the annual period beginning from January 1, 2025. The adoption of this standard did not have a material impact to its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”). The amended guidance requires disaggregation of certain expense captions into specified natural expense categories in the disclosures within the notes to the financial statements. In addition, the guidance requires disclosure of selling expenses and its definition. The new guidance is effective for fiscal years beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The guidance can be applied either prospectively or retrospectively. The Group does not expect to adopt ASU No. 2024-03 early and does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments — Credit Losses (Topic 326) — Measurement of Credit Losses for Accounts Receivable and Contract Assets. It applies to entities that use the practical expedient and accounting policy election (if applicable) when estimating expected credit losses on current accounts receivable and/or current contract assets from transactions under Topic 606, including such assets acquired in a business combination accounted for under Topic 805. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual periods. Early adoption is permitted. The Group does not expect to adopt this guidance early and does not expect the adoption of this ASU to have a material impact on its future consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. It applies to entities subject to the internal-use software guidance in Subtopic 350-40 and all entities that account for website development costs in accordance with Subtopic 350-50. The amendments in this update are effective for all entities for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period. The Group does not expect to adopt this guidance early and does not expect the adoption of this ASU to have a material impact on its future consolidated financial statements.

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

4.	Accounts receivable, net

The accounts receivable, net consists of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Accounts receivables	225,353	259,743
Less: Allowance for credit losses	(1,996)	(11,696)
Accounts receivable, net	223,357	248,047

The movements in the allowance for credit losses were as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Beginning balance	(931)	(1,996)
Addition in allowance for credit losses	(1,065)	(9,700)
Ending balance	(1,996)	(11,696)

The Group’s recognized credit losses were RMB946, RMB1,065 and RMB9,700 for the years ended December 31, 2023, 2024 and 2025, respectively.

5.	Prepaid expenses and other current assets, net

Prepaid expenses and other current assets, net consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Deductible input tax	4,355	6,197
Prepaid expenses(1)	1,504	2,268
Deposits	106	981
Receivable from third party	5,490	4,595
Others	160	76
Subtotal	11,615	14,117
Less: Allowance for credit losses(2)	(546)	(546)
Total prepaid expenses and other current assets, net	11,069	13,571

(1)	Prepaid expenses mainly represent prepaid commissions for promotion services, communication expenses, maintenance premiums, and other expenses related to the daily operation of the enterprise.

(2)	The credit loss provision primarily includes advertising expenses that cannot be recovered and compensation claims. No additional provision was made for the years ended December 31, 2024 and 2025.

6.	Property and equipment, net

Property and equipment, net consists of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Machinery and equipment	42,350	36,357
Office equipment	3,158	3,187
Vehicles	713	1,145
Leasehold improvements	1,337	1,337
Total cost	47,558	42,026
Less: Accumulated depreciation	(30,899)	(32,733)
Less: Amortization of leasehold improvements	(62)	(330)
Total property and Equipment, net	16,597	8,963

(1)	The balance includes community access control equipment that has been installed but not yet sold.

(2)	Depreciation expense was RMB9,183, RMB8,696 and RMB7,603 for the years ended December 31, 2023, 2024 and 2025, respectively. Amortization of leasehold improvements was nil, RMB62 and RMB268 for the years ended December 31, 2023, 2024 and 2025.

7.	Operating lease

The Group has several lease agreements whereby the Group agreed to lease offices in the PRC. The Group measured and recorded right-of-use asset and corresponding operating lease liability at the lease commencement date.

The Group has made operating lease payments in the amount of nil, RMB172 and RMB689 for the years ended December 31, 2023, 2024 and 2025, respectively. Rental expenses charged to operations, which differs from rent paid due to rent credits and to increasing amounts of base rent, is calculated by allocating total rental payments on a straight-line basis over the term of the lease. For the years ended December 31, 2023, 2024 and 2025, the Group incurred operating lease expenses amounted to nil, RMB259 and RMB827, respectively.

The following table summarizes the classification of right-of-use assets and lease liabilities in the Group’s consolidated balance sheets:

	As of December 31,
	2024	2025
	RMB	RMB
Cost	2,813	4,180
Accumulated amortization	(217)	(955)
Right of use assets, net	2,596	3,225

Lease liabilities consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Current
Lease liabilities	457	1,153
Non-current
Lease liabilities	2,226	2,248
Total lease liabilities	2,683	3,401

	For the years ended December 31,
	2023	2024	2025
Weighted discount rate for the operating lease	-	3.85%	3.63%
Weighted average remaining lease term	-	4.0	3.1

The following is a schedule of future minimum payments under the Company’s operating leases (excluding short-term leases) as of December 31, 2025:

Amount
For the fiscal year ended December 31, 2025	RMB
2026	1,255
2027	1,135
2028	813
2029	396
Total lease payments	3,599
Less: imputed interest	(198)
Total lease liabilities, net of interest	3,401

As of December 31, 2024 and 2025, the Group had future minimum lease payments for non-cancelable short-term operating leases of nil and RMB189, respectively.

8.	Goodwill

On July 1, 2025, the Group completed the acquisition of 51% of the equity interests in Fujian Meilishuo International Travel Agency Co., Ltd. (“Meilishuo”) for a total cash consideration of RMB 2,550. The transaction constitutes a business combination and is accounted for using the acquisition method under ASC 805. The acquisition was not significant to the Group’s consolidated financial statements.

The Group engaged an independent valuation firm to assist management in assessing the fair values of the assets acquired and liabilities assumed as of the acquisition date. Based on the valuation, the Group determined that the carrying values of the identifiable assets and liabilities approximated their fair values. Non-controlling interests were recognized at their proportionate share of the acquiree’s identifiable net assets’ fair value as of the acquisition date.

The allocation of the purchase price as of the acquisition date was as follows:

Amount
RMB
Cash and cash equivalents	2,445
Others	13,466
Total assets (a)	15,911

Total liabilities (b)	13,678

Total net identifiable asset acquired (c=a-b)	2,233
Non-controlling interest (d)	1,339
Total consideration (e)	2,550
Goodwill as of acquisition date (e+d-c)	1,656
Goodwill impairment	-
Goodwill as of December 31, 2025	1,656

The goodwill is mainly attributable to the excess of the consideration paid over the fair value of the net assets acquired that cannot be recognized separately as identifiable assets under U.S. GAAP and is not deductible for tax purposes. As of December 31, 2025, the Company conducted a qualitative assessment and concluded that no impairment was necessary.

9.	Short-term borrowings

The balance of short-term borrowings as of December 31, 2024 and 2025, were as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Short-term borrowings
Bank of China Co., Ltd. Xiamen Branch(a)	-	20,000
Bank of China Co., Ltd. Huzhou Wuxing Branch(b)	-	10,000
Industrial Bank Co., Ltd. Xiamen Branch(c)	10,000	10,000
Agricultural Bank of China, Xiamen Software Park Sub-branch (d)	10,000	10,000
China Construction Bank Corporation Limited Shanghai Jiading Sub-Branch (d)	2,109	2,108
Subtotal – Bank Loans	22,109	52,108

Short-term borrowings from several third-party investors (the “Investors”)	9,595	4,935

Total	31,704	57,043

(1)	Short-term borrowings from banks

Short-term borrowings from banks represent amounts due to various banks to be matured within one year. The principal of the borrowings is due at maturity. Accrued interest is due either monthly or quarterly. The bank borrowings are for working capital and capital expenditure purposes.

(a)	On August 12,2025 and September 9,2025, the Group entered into two one-year loan agreement with Bank of China Co., Ltd. Xiamen Branch including two loans of RMB10,000 each with an LPR interest rate of 3.0% and floating downward by 0.2%. Lianzhang Portal provided guarantees for these borrowings. All such loans remained outstanding as of December 31, 2025 and are expected to be repaid upon maturity.

(b)	On July 24,2025, the Group entered into an one-year loan agreement with Bank of China Co., Ltd. Huzhou Wuxing Branch of RMB10,000 with an LPR interest rate of 3.0% and floating downward by 0.4%. Lianzhang Portal provided guarantees for these borrowings. All such loans remained outstanding as of December 31, 2025 and are expected to be repaid upon maturity.

(c)

On June 21, 2024, the Group entered into two one-year loan agreements with Industrial Bank Co., Ltd Xiamen Branch for RMB3,000 each, bearing interest at the one-year LPR of 3.45% with an upward floating spread of 0.4%.

On September 14, 2024, the Group entered into a one-year loan agreement with the same bank for RMB4,000, bearing interest at the one-year LPR of 3.35% with an upward floating spread of 0.25%. These loans were fully repaid in June 2025.

On June 17, 2025, the Group entered into three new one-year loan agreements with the same bank, including one loan of RMB4,000 and two loans of RMB3,000 each, all bearing interest at the one-year LPR of 3.0%. The Company’s chairman, Mr. Zhang Andong, and his spouse, Ms. Zhang Hongling, provided personal guarantees for these borrowings.

All the above loans remained outstanding as of December 31, 2025, and are scheduled to be repaid upon maturity.

(d)	On August 30, 2023, the Group entered into a facility agreement with Agricultural Bank of China, Xiamen Software Branch, for a total amount of RMB10,000, with a validity period of ten years from August 30, 2023 to August 29, 2033. Under the facility, the term of each individual borrowing shall not exceed one year. The effective LPR interest rate was 3.45% and floating downward by 0.05%. The Group drew borrowings of RMB1,750, RMB3,200, and RMB5,050, respectively, from September 2nd to 4th, 2024. The spouse of the Company’s chairman, Ms. Zhang Hongling, provided personal guarantees for these borrowings. All such loans remained outstanding as of December 31, 2025 and are expected to be repaid upon maturity.

(e)	On March 5, 2024, the Group entered into a one-year loan agreement with China Construction Bank Corporation Limited Shanghai Jiading Sub-Branch of RMB2,109 with an LPR interest rate of 3.45% and floating upward by 0.5%. The Group repaid RMB1 in March 2025. As of December 31, 2025, the outstanding balance was RMB2,108. The Group has arranged with the bank to facilitate the payment of the outstanding balance in 2026.

Interest expenses were RMB417, RMB729 and RMB1,100 for short-term borrowings for the years ended December 31, 2023, 2024 and 2025. The weighted average interest rates of bank borrowings were 3.80% and 3.28% per annum as of December 31, 2024 and 2025, respectively.

(2)	Short-term borrowings from third-party cooperators

In 2020 and 2021, the Group entered into joint operating agreements with 89 third-party companies facilitated by an investment institution named Tianjiu Shared Intelligent Enterprise Service (“Tianjiu”), who was responsible for brand promotion and identifying parties with whom the Group could cooperate with to provide advertising promotion services to customers (“Cooperators”), which resulted in generating a total of RMB95,790, which is equal to the amount of cash received under the joint operating agreements (the “Original Subscription Amount”). Under the joint operating agreements, (i) Cooperators purchased community access control devices (the “Devices”) from the Group; (ii) the Group operated the Devices for the Cooperators, including equipment installation, providing technical support, running advertisements, equipment maintenance and so on; (iii) joint operating agreements were valid for five years; (iv) the Cooperators should pay the price of the device in full (the “Original Subscription Amount”) at the beginning of the cooperation period; and (v) the Cooperators and the Group shared revenues generated from the Devices.

The Group considers the funds, in substance, as interest-free investments payable to the Cooperators on their demand based on the following reasons: i) the Cooperators signed the joint operating agreements with the intention to invest in the Group; ii) the Group maintains the control over the Devices and enjoy the economic benefits of the Devices; iii) the Group repaid the Original Subscription Amount in the form of revenue sharing distribution. No conversion feature nor redemption feature was specified in the joint operating agreements. Therefore, the Group recognized the Original Subscription Amount as liabilities and classified as short-term borrowing as of December 31, 2024 and 2025. There was no revenue recognized for the sale of Devices as the control of Devices has never been transferred to the Cooperators but resided within the Group as machinery equity. Instead, the proceeds received was accounted for as short-term borrowings, which were expected to be repaid or to be converted into equity, on the demand of the Cooperators.

In 2022, 45 of the Cooperators decided to terminate their joint operating agreements, and among which 41 (the “Investors”) entered into investment agreements (the “Investment Agreements”) with the Group and its shareholder, and 4 needed to be repaid with the Original Subscription Amount. Under the Investment Agreements, the Investors would invest in the Group in exchange for equity interests of the Group, directly or indirectly. The total amount of investment was RMB37,831, in exchange for 4.119% equity interests of the Group. As part of the Investment Agreement, the Group would retain the ownership of the Devices from the Investors.

In 2023, 20 of the Cooperators decided to terminate their joint operating agreements and invested into the Group in exchange for 1.74% equity interests of the Group indirectly. Among them, 8 Cooperators have completed the investment and total amount of RMB5,449 was invested into the Group’s equity, and 12 Cooperators purchased shares from an existing shareholder who indirectly holds equity interests of the Group. The Group repaid the short-term borrowings by paying the share transfer consideration of RMB8,277 to the existing shareholder on behalf of the 12 Cooperators in 2023.

In 2024, eight additional partners elected to terminate their joint operation agreements and made indirect equity investments in the Group. The equity interests were acquired from existing shareholders, and the Group paid RMB4,588 on behalf of these partners to the existing shareholders to settle the corresponding short-term borrowings.

For the year ended December 31, 2025, nine partners elected to terminate their joint operation agreements and made indirect equity investments in the Group. The equity interests were acquired from existing shareholders, and the Group paid RMB4,558 on behalf of these partners to the existing shareholders to settle the corresponding short-term borrowings.

As of December 31, 2025, seven partners had yet to sign the investment or termination agreements. As of December 31, 2025, the Group had repaid a total of RMB60,703 of the initial subscription amount, for reduction of the borrowings.

10.	Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Accrued service fees(1)	2,034	1,548
Payables to employees	13	27
Accrued payroll and welfare	807	1,423
Other tax payables(2)	12,932	18,262
Loan from third parties (3)	-	2,017
Deposit payables	155	447
Payables for equipment(4)	2,929	2,119
Others	268	591
Total accrued expenses and other current liabilities	19,138	26,434

(1)	Accrued service fees represent service fees mainly includes professional services expenses, information technology service expenses and other expenses related to the daily operation.

(2)	Other tax payable mainly includes accrued output VAT payable.

(3)	Loans from third parties primarily relate to borrowings obtained by the newly acquired subsidiary prior to the acquisition during the current period, which have been gradually repaid starting in 2026.

(4)	Payables for equipment primarily cover operation and maintenance costs and service charges.

11.	Related party transactions

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2024 and 2025:

Names of related parties (in English)	Relationship
Xiamen Yinshan Longchang Investment Partnership (Limited Partnership)	Shareholder of the Company
Cheng’s Investment Group Co., LTD. (Hainan)	Shareholder of the Company
Tianjiu Shared Intelligent Enterprise Service	Shareholder of the Company
Zhang Andong	BoD Chairman and General Manager of Lianzhang Menhu
Xiamen Yiju Tianxia Investment Partnership (Limited Partnership)	Shareholder of the Company
Xiamen Qiushi Intelligent Network Equipment Co., LTD	80% owned by Zhang Andong
Fujian Qiushi Intelligent Co., LTD	Share key management team
Xiamen Qiushi Intelligent Network Technology Co., LTD	Share key management team
Zhang Hongwei	Brother in law of Zhang Andong.
Xiamen Rongguang Information Technology Co., Ltd.	95% owned by Zhang Hongwei
Fujian Henduoka Network Technology Co., Ltd.	95% owned by Xiamen Rongguang Information Technology Co., Ltd.
Xiamen Xueyoubang Network Technology Co.	5% hold by Zhang Hongwei
Xiamen Qiushi intelligence software co., LTD	80% owned by Zhang Andong
Xiamen Dongling Weiye investment partnership (limited partnership)	Shareholder of the Company
Xiamen Zhanghui investment co., LTD	Shareholder of Lianzhang New Community Construction and Development (Jiangsu) Co.
Zhang Runzhe	Chief Executive Officer of LZ Technology
Bengbu Yigong Digital Technology Co., Ltd.	Shareholder of the Company
Xiamen Qiongding Phoenix Aviation Tourism Services Co., Ltd.	Shareholder of Fujian Meilishuo International Travel Agency Co., Ltd.

The following table sets forth the major related parties and the Group’s transactions with them for the years ended December 31, 2023, 2024 and 2025:

(a) Collections from related parties

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Related Party
Xiamen Xueyoubang Network Technology Co.	-	7,519	63,007
Fujian Qiushi Intelligent Co., LTD	80,160	30,005	31,662
Xiamen Qiongding Phoenix Aviation Tourism Services Co., Ltd.	-	-	5,452
Xiamen Qiushi Intelligent Network Technology Co., LTD	83	231	4,273
Fujian Henduoka Network Technology Co., Ltd.	5,468	-	1,194
Bengbu Yigong Digital Technology Co., Ltd.	-	1,453	330
Cheng’s Investment Group Co., LTD. (Hainan)	5,800	5,000	-
Xiamen Yingshan Longchang Investment Partnership (L.P.)	3	-	-
Total	91,514	44,208	105,918

(b) Loans from related parties

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Related Party
Xiamen Qiushi Intelligent Network Technology Co., LTD	1,450	-	1,100
Xiamen Xueyoubang Network Technology Co.	4,000	-	600
Fujian Qiushi Intelligent Co., LTD	8,480	-	47
Xiamen Qiushi Intelligent Network Equipment Co., Ltd.	61	25	-
Zhang Andong	-	64	-
Xiamen Dongling Weiye Investment Partnership (L.P.)	8,400	-	-
Xiamen Qiushi Intelligent Software Co., Ltd.	500	-	-
Total	22,891	89	1,747

(c) Repayment of loans to related parties

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Related Party
Xiamen Qiushi Intelligent Network Technology Co., LTD	1,620	1,975	1,100
Xiamen Xueyoubang Network Technology Co.	4,000	-	600
Xiamen Qiushi Intelligent Network Equipment Co., LTD	-	33	84
Zhang Andong	-	-	64
Fujian Qiushi Intelligent Co., Ltd.	8,480	-	-
Xiamen Qiushi Intelligent Software Co., Ltd.	500	-	-
Xiamen Dongling Weiye Investment Partnership (L.P.)	8,400	-	-
Liu Jun	27	-	-
Total	23,027	2,008	1,848

(d) Loans to related parties

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Related Party
Xiamen Xueyoubang Network Technology Co.	6,240	6,718	72,966
Fujian Qiushi Intelligent Co., LTD	95,305	30,613	36,829
Xiamen Qiongding Phoenix Aviation Tourism Services Co., Ltd.	-	-	8,756
Xiamen Qiushi Intelligent Network Technology Co., LTD	314	2,777	2,938
Bengbu Yigong Digital Technology Co., Ltd.	-	2,024	761
Chengshi Investment Group Co., Ltd. (Hainan)	10,800	-	-
Fujian Henduoka Network Technology Co., Ltd.	3,870	-	-
Total	116,529	42,132	122,250

(e) Purchases from related Parties

Equipment Purchases and Maintenance Services

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Related Party
Xiamen Qiushi Intelligent Network Technology Co., LTD	3,049	374	2,359
Total	3,049	374	2,359

Subcontracting Costs

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Related Party
Xiamen Xueyoubang Network Technology Co., Ltd.	28,200	-	-
Total	28,200	-	-

Service Fees Paid to Related Parties

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Related Party
Xiamen Qiongding Phoenix Aviation Tourism Services Co., Ltd.	-	-	28,459
Fujian Henduoka Network Technology Co., Ltd.	256	32	-
Bengbu Yigong Digital Technology Co., Ltd.	-	926	-
Total	256	958	28,459

(f) Rent, utilities and cleaning fees

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Related Party
Xiamen Qiushi Intelligent Network Equipment Co., LTD	743	825	345
Total	743	825	345

(g) Share Transfer

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Related Party
Xiamen Zhanghui investment co., LTD	-	(4,588)	(4,558)
Total	-	(4,588)	(4,558)

Please refer to Note 9 (2) for more details.

(h) Payment on Behalf for Equity Transfer

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Related Party
Xiamen Zhanghui investment co., LTD	-	12,865	1,407
Total	-	12,865	1,407

Please refer to Note 9 (2) for more details.

(i) Related party balances

Accounts payable- a related party

		As of December 31,
		2024	2025
		RMB	RMB
Related Party	Nature
Xiamen Qiushi Intelligent Network Technology Co., Ltd.	Purchase of goods and services	(1,089)	(3,899)
Accounts payable- a related party		(1,089)	(3,899)

Due from related parties

		As of December 31,
		2024	2025
		RMB	RMB
Related Party	Nature
Fujian Qiushi Intelligent Co., Ltd.	Loan to related parties	15,752	20,921
Xiamen Xueyoubang Network Technology Co., Ltd.	Loan to related parties	5,438	15,396
Xiamen Qiongding Phoenix Aviation Tourism Services Co., Ltd.	Loan to related parties	-	5,029
Bengbu Yigong Digital Technology Co., Ltd.	Loan to related parties	571	1,003
Xiamen Qiushi Intelligent Network Technology Co., Ltd.	Loan to related parties	2,777	700
Fujian Henduoka Network Technology Co., Ltd.	Loan to related parties	1,194	-
Xiamen Zhanghui investment co., LTD	Share Transfer	3,152	2,127
Bengbu Yigong Digital Technology Co., Ltd.	Service and commodity purchase from related parties	445	445
Xiamen Qiushi Intelligent Network Technology Co., Ltd.	Service and commodity purchase from related parties	-	2,701
Xiamen Qiongding Phoenix Aviation Tourism Services Co., Ltd.	Service and commodity purchase from related parties	-	1,392
Xiamen Qiushi Intelligent Network Equipment Co., Ltd.	Service and commodity purchase from related parties	129	-
Fujian Henduoka Network Technology Co., Ltd.	Fee collection on behalf of the Company	505	-
Total due from related parties		29,963	49,714

Due to related parties

		As of December 31,
		2024	2025
		RMB	RMB
Related Party	Nature
Zhang Andong	Loan from related parties	(64)	-
Xiamen Qiushi Intelligent Network Equipment Co., LTD	Loan from related parties	(84)	-
Zhang Andong	Expenses paid on behalf of the Company	-	(92)
Fujian Qiushi Intelligent Co., LTD	Loan from related parties	-	(47)
Fujian Qiushi Intelligent Co., LTD	Expenses paid on behalf of the Company	(1)	-
Xiamen Qiongding Phoenix Aviation Tourism Services Co., Ltd.	Service and commodity purchase from related parties	-	(457)
Tianjiu Shared Intelligent Enterprise Service	Service and commodity purchase from related parties	(48)	-
Xiamen Qiushi Intelligent Network Equipment Co., LTD	Service and commodity purchase from related parties	-	(6)
Fujian Henduoka Network Technology Co., Ltd.	Service and commodity purchase from related parties	(32)	-
Total due to related parties		(229)	(602)

The amounts due to related parties in the table above are unsecured interest-free and repayable on demand.

(b)	Guarantee

On August 3, 2022, Zhang Andong, Zhang Hongling, Xiamen Lianzhang Media Co.,Ltd and Xiamen Lianzhanghui Intelligent Technology Co.,Ltd. provided joint guarantees for the loans and borrowings of Fujian Qiushi Intelligent from July 25, 2022 to July 25, 2025. The total principal amount of the creditor’s rights does not exceed the credit limit of RMB5,000 provided by the creditor to the debtor (the maximum amount including interest, liquidated damages, compensation and other amounts of the creditor’s rights is RMB7,500).

On August 15, 2022, Fujian Qiushi Intelligent withdrew RMB 5,000 from the line of credit, which was fully repaid. On September 5, 2023, Fujian Qiushi Intelligent borrowed RMB5,000 from Xiamen Bank, within one-year term maturing on September 5, 2024. On September 2, 2024, Fujian Qiushi Intelligent extended the loan again and repaid RMB500, resulting in an outstanding loan balance of RMB4,500 with a new maturity date of July 25, 2025. Repayments of RMB200, RMB150, RMB150 and RMB4,000 were made on December 2, 2024, March 2, 2025, June 2, 2025 and July 24, 2025, respectively. As of December 31, 2025, the loan was fully settled thereafter.

On November 2, 2022, Zhang Andong, Xiamen Qiushi Intelligent Network Equipment Co., LTD, and Xiamen Lianzhanghui Intelligent Technology Co.,Ltd. provided joint guarantees for the loans and borrowings of Fujian Qiushi Intelligent from November 4, 2022 to November 4, 2025. The total principal amount of the creditor’s rights does not exceed the credit limit of RMB10,000 provided by the creditor to the debtor.

Fujian Qiushi drew RMB10,000 from international Bank under this facility in 2023 and repayments were made as follows: RMB500 on June 6, 2024; RMB500 on September 6, 2024; and RMB9,000 on October 31, 2024. On October 31, 2024, Fujian Qiushi Intelligence renewed its borrowing from the international bank with a new loan of RMB8,500, valid until March 6, 2025. During the year ended December 31, 2025, Fujian Qiushi Intelligent repaid RMB500 and RMB8,000 to International Bank on February 1, 2025, and March 6, 2025, respectively. On March 6 and March 7, 2025, Fujian Qiushi Intelligence obtained two new loans of RMB4,000 each from International Bank again. Repayments of RMB500, RMB500, RMB500, RMB500 and RMB6,000 were made on June 6, 2025, June 7, 2025, September 6, 2025, September 7, 2025 and November 3,2025, respectively. As of December 31, 2025, the loan was fully settled.

On July 18, 2025, Lianzhang Media Co.,Ltd and Xiamen Lianzhang Media Co.,Ltd provided guarantee for the loans and borrowings of Fujian Qiushi Intelligent from July 18, 2025 to July 18, 2035. The total principal amount of the creditor’s rights does not exceed the credit limit of RMB15,600 provided by the creditor to the debtor. On August 29, 2025, Fujian Qiushi drew RMB7,800 from Xiamen Bank under this facility and the maturity date is August 29, 2026.

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

Hong Kong

The Company’s subsidiary incorporated in Hong Kong is subject to profits tax in Hong Kong at the rate of 16.5%. According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, effective April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations. The Group was not subject to Hong Kong profit tax for the years ended December 31, 2024 and 2025, respectively, as it did not have assessable profit during the periods presented.

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

Based on a review of surrounding facts and circumstances, the Group does not believe that it should be considered as a resident enterprise for the PRC tax purposes for the years ended December 31, 2024 and 2025. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that the Group is a PRC resident enterprise for enterprise income tax purposes, the Group could be subject to PRC tax at a rate of 25% on its worldwide income, which could materially reduce our net income, and the Group may be required to withhold a 10% withholding tax from dividends it pays to the shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within China. Furthermore, if the Group is deemed a PRC resident enterprise, dividends payable to non-PRC individual shareholders and any gain realized on the transfer of ordinary shares by such shareholders may be subject to PRC tax at a rate of 10% in the case of non-PRC enterprises or a rate of 20% in the case of non-PRC individuals unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of the Group would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that the Group is treated as a PRC resident enterprise. Any such tax may reduce the returns on the investment in ordinary shares.

For qualified small and low-profit enterprises, from January 1, 2023 to December 31, 2027, 25% of the first RMB 3.0 million of the assessable profit before tax is subject to the tax rate of 20%. For the year ended December 31, 2025, except for Lianzhang Digital Marketing Planning (Xiamen) Co., Ltd. (subsidiary of Lianzhang Digital Technology (Xiamen) Co., Ltd), Lianzhang Menhu (Zhejiang) Holding Co., Ltd. and Lianzhang Portal Network Technology Co., the remaining subsidiaries are qualified small and low-profit enterprises, and thus are eligible for the above preferential tax rates for small and low-profit enterprises.

For the year ended December 31, 2025, loss before income tax amounted to RMB23,240 and RMB149,522 in Chinese Mainland and other jurisdictions, respectively. For the year ended December 31, 2025, income tax expenses amounted to RMB510 and nil in Chinese Mainland and other jurisdictions, respectively.

The components of income tax expense for the years ended December 31, 2024 and 2025 are as follows:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Current income tax expenses	66	704	909
Deferred income tax expenses/(benefit)	2,302	(1,676)	(399)
Total	2,368	(972)	510

The following table presents a reconciliation of the differences between the statutory income tax rate of the PRC and the Group’s effective income tax rate for the years ended December 31, 2023, 2024 and 2025:

	For the years ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	%
Loss/(income) from operation in the PRC	4,004		(4,807)		23,240
Loss from overseas entities	-		3		149,522
Loss/(income) before income tax	4,004		(4,804)		172,762
Expected taxation at PRC statutory tax rate	(1,001)	(25.0)%	1,201	(25.0)%	(43,190)	(25.0)%
Parent-subsidiary tax rate differential	-	-	(940)	19.6%	38,838	22.5%
Effect of tax rate differences	(292)	(7.3)%	(1,545)	32.2%	1,647	1.0%
Additional deduction for R&D expenses	(878)	(21.9)%	(1,090)	22.7%	(816)	(0.5)%
Impact of tax rate change on deferred taxes	(4,234)	(105.7)%	(237)	4.9%	941	0.5%
Non-deductible expenses	18	0.4%	479	(10.0)%	41	-
Prior year income tax differences	-	-	-	-	(20)	-
Change in valuation allowance	8,755	218.7%	1,160	(24.1)%	3,069	1.8%
Income tax expenses/(benefit)	2,368	59.2%	(972)	20.3%	510	0.3%

For the year ended December 31, 2025, income taxes paid in Mainland China amounted to RMB496, and no income taxes were paid in other jurisdictions.

The components of deferred tax assets and liabilities as of December 31, 2024 and 2025 are as follows:

Deferred Tax Assets:

	As of December 31,
	2024	2025
	RMB	RMB
Deferred tax assets:
Net operating loss carryforward	31,334	31,024
Advertisement expense	37	37
Impairment/disposal of property and equipment	6,954	7,031
Deferred revenue	7,385	7,385
GAAP difference-others	(172)	227
Allowance for credit losses	517	2,282
Net deferred tax liabilities offset	(3,517)	(2,379)
Less: Valuation allowance	(42,538)	(45,607)
Total deferred tax assets, net	-	-

Deferred Tax Liabilities:

	As of December 31,
	2024	2025
	RMB	RMB
Unbilled revenue	(4,143)	(2,549)
Total deferred tax liabilities	(4,143)	(2,549)
Deferred tax assets offset	3,517	2,379
Net deferred tax liabilities	(626)	(170)

The Group operates through subsidiaries and valuation allowance is considered for each of the entities on an individual basis. The Group recorded valuation allowance against deferred tax assets of those entities that are in a cumulative financial loss position and are not forecasting profits in the near future as of December 31, 2024 and 2025. In making such determination, the Group also evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods. The Group had valuation allowance balance of RMB42,538 and RMB45,607 as of December 31, 2024 and 2025, respectively.

Changes in valuation allowance are as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Beginning balance	41,378	42,538
Additions	3,916	3,096
Utilization	(2,756)	(27)
Ending balance	42,538	45,607

As of December 31, 2025, net operating loss (“NOL”) carryforwards from PRC will expire, if unused, in the following amounts:

NOL Carryforward
Expiry Year	RMB
2026	4,709
2027	18,739
2028	12,367
2029	19,697
2030	166,071
2031	9,223
2032	18,311
2033	12,022
2034	14,086
2035	2,415
Total	277,640

As of December 31, 2024 and 2025, the Group did not have any significant unrecognized uncertain tax positions and the Group does not believe that its unrecognized tax benefits will change over the next twelve months. For the years ended December 31, 2024 and 2025, the Group did not have any significant interest or penalties associated with uncertain tax positions. As of December 31, 2025, the Group’s PRC subsidiaries are subject to examination by the PRC tax authorities for tax years from December 31, 2018 through December 31, 2025.

13.	Equity

Ordinary shares

On June 23, 2023, the Company issued 63,871,650 ordinary shares, comprised of (i) 9,589,248 Class A ordinary shares of par value $0.0001 each and (ii) 54,282,402 Class B ordinary shares of par value $0.0001 each. The issuance on June 23, 2023 and the share reorganization on June 23, 2023 were considered as being part of the reorganization of the Group completed on August 18, 2023.

In May 2024, Dongling Technology Co., Ltd. (“Dongling Technology”) acquired 3.15% equity interest of Lianzhang Portal from Wuxi Xinqu Fin-tech Venture Capital Co., Ltd., one of the minority shareholders of Lianzhang Portal at the consideration of RMB 23,692. In May 2024, Dongling Technology transferred 3.15% of equity interest of Lianzhang Portal to LZ Menhu.

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

On February 28, 2025, the Group successfully completed its initial public offering (“IPO”) of 1,800,000 Class B ordinary shares at a price of $4.00 per share, raising gross proceeds of $7.2 million.

In connection with the offering, the Group granted the underwriters an over-allotment option (greenshoe mechanism) to purchase up to an additional 270,000 Class B ordinary shares to cover over-allotments, if any. On March 11, 2025, the underwriters fully exercised this option at the same offering price of $4.00 per share, generating additional gross proceeds of $1.08 million. In total, the Group issued 2,070,000 Class B ordinary shares through the IPO and the full exercise of the over-allotment option, raising aggregate gross proceeds of $8.28 million. After deducting underwriting discounts, commissions, and other offering expenses, the Group received net proceeds of approximately $6.36 million.

On August 6, 2025, the Company granted an aggregate of 5,950,000 restricted Class B ordinary shares to four employees of the Group. These awards were granted as compensation for their past services and were not subject to any future service or performance-based vesting conditions. Accordingly, 100% of these restricted shares vested immediately upon the Grant Date. The restricted shares are subject to a two-month post-vesting lock-up period, which expired in October 2025.

As of December 31, 2025, there were 22,500,000 Class A Ordinary Shares and 135,520,000 Class B Ordinary Shares issued and outstanding.

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

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of December 31, 2024 and 2025, the amount of restricted net assets, including paid-in capital and additional paid-in capital of the Company’s subsidiaries, was RMB 220,285 and RMB 377,704, respectively.

14.	Commitments and contingencies

(a)	Operating lease commitments

As of December 31, 2025, there were no unconditional purchase obligations, such as future lease payment under non-cancelable agreements, that have not been recognized on the balance sheet.

(b)	Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. In the opinion of management, there were no significant pending or threatened claims and litigation as of December 31, 2025 and through the issuance date of these consolidated financial statements.

(c)	Unconditional purchase obligations

For the Retail Sales vertical, the Group entered into agreement with unconditional purchase obligations with suppliers. Details were as follows:

Products	Minimum purchase amounts	Period for completion
	RMB
Hotel rooms	16,870	From January 1, 2025 to December 31, 2025
Hotel rooms	9,000	From May 6, 2025 to December 31, 2025
Hotel rooms	5,200	From March 25, 2025 to December 31, 2025
Hotel rooms	4,500	From March 1, 2025 to December 31, 2025

As of December 31, 2025, the Group had fulfilled purchase amounts of hotel rooms amounting to RMB37,356.

15.	Concentration of credit risk

Assets that potentially subject the Group to a significant concentration of credit risk primarily consist of cash, accounts receivable and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts as at the balance sheet dates. As of December 31, 2024 and 2025, the aggregate amount of cash of RMB4,150 and RMB23,473 respectively, was held at major financial institutions in mainland PRC, of these the restricted funds amount to RMB218 was held at major financial institutions in mainland PRC, where there RMB500 deposit insurance limit for a legal entity’s aggregated balance at each bank. To limit the exposure to credit risk relating to deposits, the Group primarily places cash deposits with large financial institutions in the PRC. The Group conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them, The Group establishes an accounting policy to provide for allowance for credit loss based on the individual customer’s and supplier’s financial condition, credit history, and the current economic conditions. The Group conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Group evaluates its collection experience and long outstanding balances to determine the need for an allowance for credit losses. The Group conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total accounts receivable:

	As of December 31,
	2024	2025
Percentage of the Group’s accounts receivables
Customer A	20%	*
Customer B	*	11%

*	Represented the percentage below 10%

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total revenue.

	For the years ended December 31,
	2023	2024	2025
Percentage of the Group’s total revenue
Customer C	*	10%	*

	For the years ended December 31,
	2024	2025
Percentage of the Group’s total revenue
Customer C	10%	*

*	Represented the percentage below 10%

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s total purchases:

	For the years ended December 31,
	2023	2024	2025
Percentage of the Group’s total purchase
Supplier A	*	17%	17%
Supplier B	*	12%	10%
Supplier C	*	11%	*

*	Represented the percentage below 10%

	As of December 31,
	2024	2025
Percentage of the Group’s accounts payable
Supplier A	27%	32%
Supplier B	11%	15%
Supplier D	13%	14%
Supplier E	21%	12%

*	Represented the percentage below 10%

16.	Share-based compensation

On August 6, 2025, the Company granted an aggregate of 5,950,000 restricted shares to four employees of the Group. These awards were granted as compensation for their past services and are not subject to any future service or performance-based vesting conditions. Accordingly, 100% of these restricted shares vested immediately upon the Grant Date.

The estimated fair value of restricted shares granted were based on the closing price of the Company’s ordinary shares on the grant date. The restricted shares are subject to a two-month post-vesting lock-up period. However, this restriction did not affect the timing of expense recognition as the awards were fully vested at the time of grant.

A summary of activities of the restricted shares for the year ended December 31, 2025 is as follow:

	Number of nonvested restricted shares	Weighted average FV per ordinary share on the grant date ($US)
Unvested as of December 31, 2024	-	-
Granted	5,950,000	2.60
Vested	(5,950,000)	2.60
Unvested as of December 31, 2025	-	-

Share-based compensation expenses of RMB111,109 were recognized for the restricted shares for the year ended December 31, 2025. As of December 31, 2025, there was no unrecognized share-based compensation expenses related to the restricted shares.

The allocation of total share-based compensation expenses is set forth as follows:

	For the years ended December 31,
	2024	2025
	RMB	RMB
Research and development expenses	-	42,017
General and administrative expenses	-	34,546
Selling and marketing expenses	-	34,546
Total	-	111,109

17.	Subsequent events

The Group has evaluated subsequent events through April 28, 2026, the date of issuance of the consolidated financial statements, except for the events mentioned below, the Group did not identify any subsequent events with material financial impact on the Group’s consolidated financial statements.

Share-based Compensation

On January 12, 2026, the Group granted an aggregate of 21,550,000 Class B ordinary shares to service providers offering software development services to the Group. The grants comprised 7,650,000 Class B Ordinary Shares under the Company’s 2024 Equity Incentive Plan and 13,900,000 Class B Ordinary Shares under the Company’s 2025 Equity Incentive Plan.

New Lease Agreement

On February 11, 2026, the Group entered into a new lease agreement with a third party for an office located in Jiangsu, PRC. The lease term commenced on February 24, 2026 and will expire on August 24, 2026.

On January 1, 2026, the Group entered into a new lease agreement with a third party for an office located in Tianjin, PRC. The lease term commenced on January 1, 2026 and will expire on June 30, 2026.

18.	Condensed financial information of the parent company

The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for The Company to disclose the financial statements for the parent Company.

Condensed Balance Sheets

	As of December 31,
	2024	2025
	RMB	RMB
ASSETS
Cash	-	2
Prepaid expenses and other current asset, net	-	14,038
Investment in subsidiaries	65,097	41,527
Total assets	65,097	55,567

LIABILITIES
Accrued expenses and other current liabilities	-	6,913
Total liabilities	-	6,913

Shareholders’ equity
Class A ordinary shares (par value of US$0.000025 per share; 80,000,000 Class A ordinary shares authorized, 22,500,000 and 22,500,000 Class A ordinary shares issued and outstanding as of December 31, 2024 and 2025, respectively)*	4	4
Class B ordinary shares (par value of US$0.000025 per share; 1,920,000,000 Class B ordinary shares authorized, 127,500,000 and 135,520,000 Class B ordinary shares issued and outstanding as of December 31, 2024 and 2025, respectively)*	23	24
Additional paid-in capital	220,285	377,704
Accumulated deficit	(155,215)	(328,688)
Accumulated other comprehensive loss	-	(390)
Total shareholders’ equity	65,097	48,654

TOTAL LIABILITIES AND SHAREHOLDERS’ EQITY	65,097	55,567

*	Ordinary shares and shares data are presented on a retroactive basis to reflect the reorganization (Note 1(b)) and the Share Subdivision and the Share Surrender implemented on July 15, 2024 (Note 13).

Condensed Statements of operations and comprehensive income

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Operating loss:
Selling and marketing expenses	-	-	(47,854)
General and administrative expenses	-	-	(49,546)
Research and development expenses	-	-	(52,109)
Financial expenses, net	-	-	(10)
Equity in loss of subsidiaries	(6,209)	5,542	(23,954)
Loss before income tax expense	(6,209)	5,542	(173,473)
Income tax expense	-	-	-
Net loss	(6,209)	5,542	(173,473)

Condensed Statements of Cash Flows

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net cash used in operating activities	-	-	(45,058)
Net cash provided by investing activities	-	-	-
Net cash provided by financing activities	-	-	45,060
Net increase in cash and cash equivalents:	-	-	2
Cash and cash equivalents at the beginning of year	-	-	-
Cash and cash equivalents at the end of year	-	-	2